**AltaGas**

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

June 25, 2009

SEC Mail Processing
Section

JUL 30 2009

Washington, DC
110

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

09046708

SUPPL

To whom it may concern:

**Re: AltaGas Income Trust**
**Rule 12g3-2(b) Exemption**
**File No. 82-34911**

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Debbie Stein
*Vice President Finance and Chief Financial Officer*

enclosures



Canada's Top 100 Employers 2009

SEC Mail Processing
Section

JUL 3 0 2009

Washington, DC
110

SEC File # 82-34911

# Rapport de gestion

*Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 31 mars 2009 et pour le trimestre terminé à cette date, en regard du trimestre terminé le 31 mars 2008. Le présent rapport de gestion, daté du 6 mai 2009, doit être lu avec les états financiers consolidés intermédiaires non vérifiés de la Fiducie et les notes y afférentes au 31 mars 2009 et pour le trimestre terminé à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2008.*

*Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Les énoncés prospectifs se retrouvent précisément sous les rubriques «Perspectives consolidées», «Projets d'investissement», «Perspectives du secteur du gaz», «Perspectives du secteur Production d'électricité» et «Perspectives du secteur Siège social».*

*Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.*

*Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou de l'un de ses secteurs et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux énoncés ci-dessus; en outre, les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.*

*Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Les lecteurs ne doivent pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.*

*Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers consolidés annuels, la notice annuelle, la circulaire d'information et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie sont aussi disponibles dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.*

SEC File # 82-34911

**ALTAGAS INCOME TRUST**

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), ainsi qu'AltaGas Energy Limited Partnership, ECNG Energy L.P. (collectivement, les «filiales actives»), AltaGas Renewable Energy Inc. (AREI) et AltaGas Renewable Energy Limited Partnership Inc. (ARELP). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation de la Fiducie et de ses filiales.

**RÉSULTATS FINANCIERS CONSOLIDÉS**

| (en millions de dollars) | Trimestres terminés les 31 mars 2009 | 2008 |
|---|---|---|
| Produits | **354,6** | 444,5 |
| Gain latent sur gestion du risque | **0,6** | 0,6 |
| Produits nets[1] | **112,1** | 110,7 |
| BAIIA[1] | **62,3** | 63,6 |
| BAIIA avant gain latent sur gestion du risque[1] | **61,7** | 63,0 |
| Bénéfice d'exploitation[1] | **44,7** | 47,6 |
| Bénéfice d'exploitation avant gain latent sur gestion du risque[1] | **44,1** | 47,0 |
| Bénéfice net | **37,5** | 37,6 |
| Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts[1] | **37,0** | 37,3 |
| Bénéfice net avant impôts[1] | **39,0** | 40,6 |
| Total de l'actif | **2 157,1** | 1 995,7 |
| Total du passif à long terme | **824,3** | 898,8 |
| Acquisition d'immobilisations, montant net | **25,8** | 647,3 |
| Distributions déclarées[2] | **41,3** | 34,6 |
| Flux de trésorerie | | |
| Flux de trésorerie d'exploitation | **30,7** | 36,9 |
| Liquidités provenant de l'exploitation[1] | **57,0** | 56,3 |

| (en dollars par part) | Trimestres terminés les 31 mars 2009 | 2008 |
|---|---|---|
| BAIIA[1] | **0,82** | 0,98 |
| BAIIA avant gain latent sur gestion du risque[1] | **0,82** | 0,97 |
| Bénéfice net – de base | **0,50** | 0,58 |
| Bénéfice net – dilué | **0,49** | 0,57 |
| Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts[1] | **0,49** | 0,57 |
| Bénéfice net avant impôts[1] | **0,52** | 0,62 |
| Distributions déclarées[2] | **0,540** | 0,525 |
| Flux de trésorerie | | |
| Flux de trésorerie d'exploitation | **0,41** | 0,57 |
| Liquidités provenant de l'exploitation[1] | **0,75** | 0,87 |
| Parts en circulation – de base (en millions) | | |
| Au cours de la période[3] | **75,6** | 65,1 |
| À la fin de la période | **78,7** | 66,2 |

[1] *Mesure financière non conforme aux PCGR. Se reporter aux informations publiées précédemment.*

[2] *Distributions mensuelles déclarées de 0,18 $ la part depuis août 2008. De janvier 2008 à juillet 2008, des distributions mensuelles de 0,175 $ la part ont été déclarées.*

[3] *Moyenne pondérée.*

**REVUE FINANCIÈRE CONSOLIDÉE**

Le bénéfice net pour le trimestre terminé le 31 mars 2009 est demeuré stable à 37,5 millions de dollars (0,50 $ la part – de base) par rapport à 37,6 millions de dollars (0,58 $ la part – de base) à la période correspondante de 2008. Au cours du trimestre, le secteur du gaz s'est bien comporté en dépit de la baisse des prix des marchandises et peu d'activité dans le bassin sédimentaire de l'Ouest canadien. Le secteur Production d'électricité a affiché de moins bons résultats en raison surtout des prix d'électricité au comptant moins élevés; par contre, ce secteur a tiré profit de la fermeté des prix couverts et de la baisse des prix du gaz et des coûts de conformité environnementale pendant le trimestre. La Fiducie a également enregistré une baisse des intérêts débiteurs et de la charge d'impôts au cours du trimestre considéré.

Le bénéfice d'exploitation du secteur du gaz a été de 28,4 millions de dollars pour le premier trimestre de 2009, en regard de 28,9 millions de dollars au trimestre correspondant de 2008. Les résultats sont demeurés relativement stables malgré la conjoncture économique difficile à laquelle doit faire face le secteur du gaz. La baisse du bénéfice d'exploitation s'explique principalement par une diminution des différentiels de fractionnement de LGN et un ralentissement du débit dans certains domaines du secteur Collecte et traitement sur place. Ces éléments ont été en partie contrebalancés par une augmentation des volumes d'extraction traités, une progression des tarifs dans le secteur Collecte et traitement sur place et un rajustement du passif lié au secteur Services énergétiques.

Pour le premier trimestre de 2009, le bénéfice d'exploitation du secteur Production d'électricité a été de 24,1 millions de dollars, contre 25,9 millions de dollars au premier trimestre de 2008. Le bénéfice d'exploitation a diminué en raison de la baisse des prix de l'électricité et de la hausse des coûts liés aux ententes d'achat d'électricité (EAE), en partie contrebalancées par la baisse des coûts de transport et de conformité environnementale. Le secteur Production d'électricité a profité des opérations de couverture à taux fixe, lesquelles ont été plus élevées que les prix d'électricité au comptant durant le trimestre, ainsi que d'une baisse des coûts de conformité environnementale et de la contribution de la nouvelle capacité de production de pointe provenant de centrales alimentées au gaz.

La perte d'exploitation du secteur Siège social a diminué, principalement en raison de la baisse des intérêts débiteurs, en partie contrebalancée par l'absence de revenus de placement tirés de Taylor étant donné sa pleine consolidation depuis le 10 janvier 2008.

Les produits nets consolidés pour le trimestre terminé le 31 mars 2009 se sont établis à 112,1 millions de dollars, alors qu'ils ont atteint 110,7 millions de dollars au cours du trimestre correspondant de 2008. Dans le secteur du gaz, les produits nets se sont accrus en raison de l'augmentation des volumes d'extraction et de la progression des tarifs dans le secteur Collecte et traitement sur place, et des produits supplémentaires tirés du rajustement du passif lié au secteur Services énergétiques. Ces augmentations ont été en partie contrebalancées par la baisse des prix au comptant des marchandises et le ralentissement du débit dans certains domaines du secteur Collecte et traitement sur place. Dans le secteur Production d'électricité, les produits nets ont chuté en raison du repli des prix de l'électricité et de l'accroissement des coûts liés aux EAE. Par ailleurs, le secteur Siège social a enregistré une baisse des produits, lesquels se sont établis à 0,6 million de dollars en raison du recul des revenus de placement.

Les charges d'exploitation et d'administration pour le premier trimestre de 2009 ont été de 49,8 millions de dollars, en hausse par rapport à 47,1 millions de dollars pour le trimestre correspondant de 2008. Cette hausse est principalement imputable aux coûts différentiels associés à l'ajout de nouveaux actifs et de nouvelles activités acquis par la Fiducie au cours de 2008.

La dotation aux amortissements du premier trimestre de 2009 s'est fixée à 17,6 millions de dollars, par rapport à 16,0 millions de dollars pour le trimestre correspondant de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités d'acquisition et de construction.

Les intérêts débiteurs du premier trimestre de 2009 se sont établis à 5,7 millions de dollars, comparativement à 7,0 millions de dollars pour le trimestre correspondant de 2008. Cette diminution traduit une réduction du solde d'endettement moyen qui a atteint 568,6 millions de dollars en regard de 577,2 millions de dollars pour la période correspondante de 2008 et par des taux d'intérêt moyens moins élevés. Le taux d'emprunt moyen a été de 4,7 % pour le

premier trimestre de 2009 comparativement à 5,1 % pour le premier trimestre de 2008.

Au premier trimestre de 2009, la charge d'impôts s'est élevée à 1,5 million de dollars, par rapport à une charge d'impôts de 3,0 millions de dollars pour la période correspondante de 2008. Ce recul est principalement attribuable à une régression du bénéfice imposable et des taux d'imposition applicables.

**Perspective consolidée**

AltaGas se trouve bien positionnée pour dégager de nouveau des résultats solides en 2009, malgré la conjoncture économique difficile. La majeure partie des bénéfices de la Fiducie provient de contrats à long terme fondés sur la rémunération au service, le coût du service ou le volume minimal. Comme la Fiducie est exposée aux différentiels de fractionnement de LGN et aux prix de l'électricité en Alberta, elle s'est donné une stratégie rigoureuse de couverture qui atténue l'incidence du différentiel de fractionnement de LGN et de la volatilité du prix de l'électricité. En 2009, environ 60 % des volumes de LGN exposés aux différentiels de fractionnement et deux tiers de la production d'électricité exposée aux prix d'électricité au comptant ont fait l'objet d'une opération de couverture à des prix analogues aux prix couverts en 2008. Dans le secteur du gaz, les résultats devraient être les mêmes en 2009 qu'en 2008, car les contributions aux produits découlant de projets d'investissement menés à terme et le moins grand nombre d'arrêts liés à l'entretien devraient compenser la faiblesse des différentiels de fractionnement de LGN. Les résultats du secteur Production d'électricité devraient diminuer en raison du prix au comptant à terme en vigueur pour l'électricité. Les prix moins élevés de l'électricité devraient être partiellement compensés par la contribution des nouvelles centrales à charge de pointe, en exploitation depuis la fin de 2008, et le parc éolien de Bear Mountain, qui devrait entrer en exploitation en novembre 2009.

**CONJONCTURE MONDIALE**

Les marchés financiers mondiaux ont récemment été bouleversés. Cependant, la situation financière d'AltaGas de même que sa capacité de générer des liquidités à court et à long terme au moyen de ses activités demeurent robustes. La Fiducie possède un bon accès aux marchés financiers. En février 2009, la Fiducie a émis des parts de Fiducie, pour un produit brut d'environ 100 millions de dollars, et elle a obtenu une nouvelle facilité de crédit à terme renouvelable de 250 millions de dollars. Le 29 avril 2009, la Fiducie a émis des billets à moyen terme pour un montant de 200 millions de dollars portant intérêt à un taux nominal de 7,42 % et arrivant à échéance en avril 2014. En outre, les parts de Fiducie émises en vertu du régime de réinvestissement des distributions et du régime optionnel d'achat de parts de la Fiducie devraient s'élever à environ 40 millions de dollars en 2009.

La situation de trésorerie de la Fiducie demeure saine, profitant de flux de trésorerie d'exploitation très prévisibles, de même que de lignes de crédit bancaire renouvelables de 750 millions de dollars, dont une tranche de 363,6 millions de dollars était disponible au 31 mars 2009, et une solide participation au régime de réinvestissement des distributions et au régime optionnel d'achat de parts. Après avoir émis les billets à moyen terme et utilisé les fonds pour rembourser une partie des lignes de crédit bancaire renouvelables, la Fiducie disposait, au 31 mars 2009, d'un montant de 463,6 millions de dollars sur ses lignes de crédit bancaire rajustées de 650 millions de dollars.

**PROJETS D'INVESTISSEMENT**

En 2009, des dépenses en immobilisations de quelque 250 millions de dollars sont prévues, notamment des dépenses engagées d'environ 210 millions de dollars. Le total de 250 millions de dollars devrait se répartir à hauteur d'environ 30 % pour le secteur du gaz et 70 % pour les projets électriques. Les dépenses engagées de 210 millions de dollars se rapportent pour la plupart à l'achèvement de la construction du parc éolien de Bear Mountain.

Compte tenu des projets faisant actuellement l'objet d'un examen, AltaGas prévoit que les dépenses en immobilisations de 2010 seront de quelque 150 millions de dollars, soit 80 % pour le secteur du gaz et 20 % pour les projets électriques. À ce jour, aucun engagement n'a été pris pour des projets d'investissement en 2010.

**Projet de coproduction Harmattan**

En date du 23 avril 2009, AltaGas a soumis sa demande à l'égard du projet de coproduction Harmattan auprès de l'Alberta Energy Resources Conservation Board. Une fois approuvée, la construction du projet devrait s'étaler sur une

période de 14 mois. Tel qu'il est conçu, le projet devrait coûter entre 100 millions de dollars et 120 millions de dollars et commencerait à contribuer au bénéfice d'exploitation vers la fin de 2010. Ce projet permettra de traiter 250 Mpi$^3$/j de gaz naturel riche en liquides et non corrosif provenant du réseau de Nova Gas Transmission Ltd. situé dans l'Ouest de l'Alberta au moyen de la capacité de réserve du complexe Harmattan en vue de récupérer l'éthane et les LGN.

## MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement des mesures financières conformes aux PCGR sont présentées ci-après. Toutes ces mesures ont été calculées de manière uniforme selon l'information déjà publiée.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gain latent (perte latente) sur gestion du risque, bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

| **Produits nets** | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| Produits nets | | **112,1** | 110,7 |
| Ajouter : | Coût des produits vendus | **242,5** | 333,8 |
| Produits (mesure financière conforme aux PCGR) | | **354,6** | 444,5 |

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

| **Bénéfice d'exploitation** | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| Bénéfice d'exploitation | | **44,7** | 47,6 |
| Déduire : | Intérêts débiteurs | **(5,7)** | (7,0) |
| | Charge d'impôts | **(1,5)** | (3,0) |
| Bénéfice net (mesure financière conforme aux PCGR) | | **37,5** | 37,6 |

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et l'amortissement.

| **Bénéfice d'exploitation avant gain latent sur gestion du risque** | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| Bénéfice d'exploitation avant gain latent sur gestion du risque | | **44,1** | 47,0 |
| Ajouter (déduire) : | Gain latent sur gestion du risque | **0,6** | 0,6 |
| | Intérêts débiteurs | **(5,7)** | (7,0) |
| | Charge d'impôts | **(1,5)** | (3,0) |
| Bénéfice net (mesure financière conforme aux PCGR) | | **37,5** | 37,6 |

Le bénéfice d'exploitation avant gain latent (perte latente) sur gestion du risque est une mesure de la rentabilité d'exploitation que la Fiducie obtient de ses principales activités. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, elle examine le rendement de la Société avant de tenir compte du gain latent (de la perte latente) lié(e) aux activités de gestion du risque. Le bénéfice d'exploitation avant gain latent (perte latente) sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés pour tenir compte du gain latent (de la perte latente) sur gestion du risque moins les charges d'exploitation et d'administration et l'amortissement.

**BAIIA**

| | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| BAIIA | | **62,3** | 63,6 |
| Déduire : | Amortissement | **(17,6)** | (16,0) |
| | Intérêts débiteurs | **(5,7)** | (7,0) |
| | Charge d'impôts | **(1,5)** | (3,0) |
| Bénéfice net (mesure financière conforme aux PCGR) | | **37,5** | 37,6 |

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

**BAIIA avant gain latent sur gestion du risque**

| | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| BAIIA avant gain latent sur gestion du risque | | **61,7** | 63,0 |
| Ajouter (déduire) : | Gain latent sur gestion du risque | **0,6** | 0,6 |
| | Amortissement | **(17,6)** | (16,0) |
| | Intérêts débiteurs | **(5,7)** | (7,0) |
| | Charge d'impôts | **(1,5)** | (3,0) |
| Bénéfice net (mesure financière conforme aux PCGR) | | **37.5** | 37.6 |

Le BAIIA avant gain latent (perte latente) sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gain latent (perte latente) sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte du gain latent (de la perte latente) découlant des activités de gestion du risque. Le BAIIA avant gain ou perte sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets rajustés pour tenir compte du gain latent (de la perte latente) sur gestion du risque moins les charges d'exploitation et d'administration.

**Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts**

| | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts | | **37,0** | 37,3 |
| Ajouter (déduire) : | Gain latent sur gestion du risque | **0,6** | 0,6 |
| | Charge d'impôts sur gestion du risque | **(0,1)** | (0,3) |
| Bénéfice net (mesure financière conforme aux PCGR) | | **37,5** | 37,6 |

Le bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations non réalisées relatives aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, évalue le rendement de la Société avant de tenir compte du gain latent (de la perte latente) lié(e) aux activités de gestion du risque. Le bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté en fonction du gain latent (de la perte latente) sur gestion du risque et de la charge d'impôts connexe.

**Bénéfice net avant impôts**

| | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| Bénéfice net avant impôts | | **39,0** | 40,6 |
| Déduire : | Charge d'impôts | **(1,5)** | (3,0) |
| Bénéfice net (mesure financière conforme aux PCGR) | | **37,5** | 37,6 |

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont assujettis aux impôts, qui peuvent changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté pour tenir compte de la charge ou du recouvrement d'impôts.

**Liquidités provenant de l'exploitation**

| | | Trimestres terminés les 31 mars | |
|---|---|---|---|
| (en millions de dollars) | | **2009** | 2008 |
| Liquidités provenant de l'exploitation | | **57,0** | 56,3 |
| Déduire : | Variation nette du fonds de roulement hors trésorerie | **(26,2)** | (19,3) |
| | Obligations liées à la mise hors service d'immobilisations réglées | **(0,1)** | (0,1) |
| Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR) | | **30,7** | 36,9 |

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

## RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

**Bénéfice d'exploitation**

| | Trimestres terminés les 31 mars | |
|---|---|---|
| (en millions de dollars) | **2009** | 2008 |
| Secteur du gaz | | |
| Extraction et transport | **22,7** | 24,8 |
| Collecte et traitement sur place | **3,2** | 4,3 |
| Services énergétiques | **2,5** | (0,2) |
| | **28,4** | 28,9 |
| Production d'électricité | **24,1** | 25,9 |
| Siège social | **(7,8)** | (7,2) |
| | **44,7** | 47,6 |

SEC File # 82-34911

## SECTEUR DU GAZ

**Description des immobilisations liées au secteur Extraction et transport**

Le secteur Extraction et transport comprend des participations dans six usines d'extraction d'éthane et de LGN, cinq gazoducs de transport de gaz naturel et trois gazoducs de transport de LGN.

| **Résultats financiers** (en millions de dollars) | Trimestres terminés les 31 mars **2009** | 2008 |
|---|---|---|
| Produits | **97,6** | 109,0 |
| Produits nets | **44,6** | 45,6 |
| Charges d'exploitation et d'administration | **14,7** | 14,6 |
| Dotation aux amortissements | **7,2** | 6,2 |
| Bénéfice d'exploitation | **22,7** | 24,8 |

| **Statistiques d'exploitation** | Trimestres terminés les 31 mars **2009** | 2008[4] |
|---|---|---|
| Capacité d'amenée de gaz traité ($Mpi^3/j$)[1] | **882** | 864 |
| Volumes d'extraction d'éthane (b/j)[1] | **29 089** | 28 105 |
| Volumes d'extraction de LGN (b/j)[1] | **13 809** | 13 338 |
| Total des volumes d'extraction (b/j)[1] | **42 898** | 41 443 |
| Différentiels de fractionnement de LGN – réalisés ($/b)[1, 2] | **25,29** | 27,02 |
| Différentiels de fractionnement de LGN – prix au comptant moyen ($/b)[1] | **15,20** | 29,70 |
| Volumes transportés ($Mpi^3/j$)[1, 3] | **348** | 379 |

1 *Moyenne de la période.*

2 *AltaGas fait état d'un différentiel de fractionnement de LGN indicatif ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

3 *Exclut les volumes du gazoduc de LGN.*

4 *Exclut les volumes des neuf premiers jours de 2008, compte tenu du moment choisi pour comptabiliser l'acquisition de Taylor.*

**Analyse des écarts du secteur Extraction et transport**

**Trimestres terminés les 31 mars**

Le bénéfice d'exploitation pour le premier trimestre de 2009 s'est élevé à 22,7 millions de dollars, contre 24,8 millions de dollars pour la période correspondante de 2008. La diminution s'explique par une baisse des différentiels de fractionnement de LGN réalisés et une hausse de l'amortissement liée à l'exploitation d'installations auparavant en construction. Ces éléments ont été en partie contrebalancés par une amélioration des volumes d'extraction dégagés par le programme d'investissement de 2008 au complexe Harmattan et une hausse des produits résultant du gazoduc EDS amélioré et du gazoduc Suffield.

Les volumes moyens d'éthane et de LGN du secteur de l'extraction se sont accrus respectivement de 983 b/j et 472 b/j au premier trimestre de 2009, si on les compare à ceux du trimestre correspondant de 2008, en raison surtout de l'achèvement de projets qui ont produit du gaz naturel supplémentaire au complexe Harmattan, ainsi que de l'amélioration des volumes aux usines d'extraction de Younger et d'Edmonton, en partie contrebalancés par la compression intermittente de la capacité d'amenée du gaz naturel des autres usines d'extraction pour contrer la baisse des différentiels de fractionnement. Les volumes de gaz naturel transportés par le secteur du transport au cours du premier trimestre de 2009 ont reculé par rapport au trimestre correspondant de 2008 en raison de volumes moins importants ayant transité par le réseau Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le premier trimestre de 2009 se sont établis à 44,6 millions de dollars, comparativement à 45,6 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué de 1,8 million de dollars compte tenu de la baisse du différentiel de fractionnement de LGN réalisé, en partie contrebalancée par une hausse de 1,0 million de dollars des produits découlant des activités de transport.

Les charges d'exploitation et d'administration se sont élevées à 14,7 millions de dollars pour le premier trimestre de 2009, soit un montant pratiquement identique au montant de 14,6 millions de dollars obtenu au cours de la période correspondante en 2008. L'augmentation reflète principalement la majoration des coûts d'exploitation et des coûts liés au personnel engagés afin de stimuler la croissance du secteur Extraction et transport, en partie contrebalancée par une baisse des prix du gaz combustible et de l'électricité.

La dotation aux amortissements s'est établie à 7,2 millions de dollars pour le premier trimestre de 2009, en regard de 6,2 millions de dollars pour la période correspondante de 2008. L'accroissement est attribuable aux projets d'investissement mis en exploitation au cours du deuxième semestre de 2008.

**Description des immobilisations liées au secteur Collecte et traitement sur place**

Le secteur Collecte et traitement sur place compte 76 installations de collecte et de traitement dans 30 zones d'exploitation de l'Ouest canadien et environ 6 500 km de conduites de collecte en amont des installations de traitement qui assurent la livraison de gaz naturel à des réseaux de gazoducs en aval alimentant les marchés des sociétés de gaz naturel en Amérique du Nord.

| **Résultats financiers** | Trimestres terminés les 31 mars | |
|---|---|---|
| (en millions de dollars) | **2009** | 2008 |
| Produits | **35,1** | 34,4 |
| Produits nets | **33,4** | 31,6 |
| Charges d'exploitation et d'administration | **22,9** | 20,4 |
| Dotation aux amortissements | **7,3** | 6,9 |
| Bénéfice d'exploitation | **3,2** | 4,3 |

| **Statistiques d'exploitation** | Trimestres terminés les 31 mars | |
|---|---|---|
| | **2009** | 2008[3] |
| Capacité (Mpi³/j)[1] | **1 172** | 1 178 |
| Débit (Mpi³/j bruts)[2] | **480** | 542 |
| Utilisation de la capacité (%)[2] | **41** | 46 |
| Participation directe moyenne (%)[1] | **94** | 90 |

[1] *À la fin de la période considérée.*

[2] *Moyenne de la période.*

[3] *Exclut les volumes des neuf premiers jours de 2008, compte tenu du moment choisi pour comptabiliser l'acquisition de Taylor.*

**Analyse des écarts du secteur Collecte et traitement sur place**

**Trimestres terminés les 31 mars**

Le bénéfice d'exploitation pour le premier trimestre de 2009 s'est élevé à 3,2 millions de dollars, contre 4,3 millions de dollars pour le trimestre correspondant de 2008. Le recul du bénéfice d'exploitation résulte surtout du ralentissement du débit et de la baisse des revenus tirés des produits et des services rendus aux installations, en partie contrebalancés par des tarifs plus élevés facturés pour le traitement.

La capacité a quelque peu régressé en raison des changements apportés aux licences relatives aux installations actuelles du secteur Collecte et traitement sur place de la Fiducie. L'utilisation constatée au premier trimestre de 2009 a été de 41 % par rapport à 46 % au premier trimestre de 2008, surtout en raison des arrêts d'exploitation de même que du ralentissement du débit de certaines installations.

Au premier trimestre de 2009, le débit a atteint en moyenne 480 Mpi³/j comparativement à 542 Mpi³/j au premier trimestre de 2008. Le repli de 11 % découle principalement des arrêts d'exploitation, ainsi que du ralentissement du débit qui était attribuable au repli des activités des producteurs dans certaines zones d'exploitation.

Au premier trimestre de 2009, les produits nets du secteur Collecte et traitement sur place se sont établis à 33,4 millions de dollars, contre 31,6 millions de dollars pour la période correspondante de 2008. Les produits nets ont augmenté de 5,0 millions de dollars, compte tenu des tarifs plus élevés facturés pour le traitement, en partie contrebalancés par un montant de 3,2 millions de dollars imputable à la baisse des volumes traités dans les usines et autres revenus tirés des installations.

Les charges d'exploitation et d'administration pour le premier trimestre de 2009 se sont élevées à 22,9 millions de dollars, en regard de 20,4 millions de dollars pour le trimestre correspondant de 2008. La hausse reflète surtout l'augmentation de la charge de rémunération et de la charge d'exploitation. La quasi-totalité de la hausse a été récupérée grâce à des tarifs plus élevés.

La dotation aux amortissements pour le secteur Collecte et traitement sur place s'est fixée à 7,3 millions de dollars pour le premier trimestre de 2009, comparativement à 6,9 millions de dollars pour la période correspondante de 2008.

**Description du secteur Services énergétiques**

Le secteur Services énergétiques consiste en deux principales activités : une entreprise de gestion énergétique qui offre des services de gestion de contrats et de consultation en énergie et organise l'approvisionnement en gaz et en électricité des utilisateurs finaux non résidentiels; et une entreprise de services gaziers achetant et revendant du gaz naturel et des services de transport et de stockage. Le secteur Services énergétiques comprend aussi la participation à 50 % d'AltaGas dans Sarnia Airport Storage Pool Limited Partnership, installation actuellement en construction qui possède une capacité de stockage de 5,3 Gpi³ de gaz et dont l'exploitation commerciale devrait commencer en juillet 2009.

**Résultats financiers**

| (en millions de dollars) | Trimestres terminés les 31 mars 2009 | 2008 |
|---|---|---|
| Produits | **185,1** | 266,1 |
| Produits nets | **6,1** | 3,4 |
| Charges d'exploitation et d'administration | **3,1** | 3,1 |
| Dotation aux amortissements | **0,5** | 0,5 |
| Bénéfice d'exploitation | **2,5** | (0,2) |

**Statistiques d'exploitation**

| | Trimestres terminés les 31 mars 2009 | 2008 |
|---|---|---|
| Contrats de services de gestion énergétique[1] | **1 707** | 1 499 |
| Volumes de gaz moyens négociés (GJ/j)[2] | **374 113** | 324 758 |

[1] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

[2] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

**Analyse des écarts du secteur Services énergétiques**

**Trimestres terminés les 31 mars**

Le bénéfice d'exploitation pour le premier trimestre de 2009 a été de 2,5 millions de dollars, en regard d'une perte d'exploitation de 0,2 million de dollars pour le trimestre correspondant de 2008. L'amélioration de 3,3 millions de dollars du bénéfice d'exploitation résulte des produits supplémentaires comptabilisés au titre du rajustement du passif lié à

l'achat de gaz, aux ventes et aux opérations d'optimisation, et de 0,3 million de dollars découlant de la hausse des marges pour les services de transport du gaz, en partie contrebalancés par un montant de 0,9 million de dollars relatif à la baisse des ventes de gaz et de transport à tarif fixe.

Les produits nets pour le premier trimestre de 2009 se sont établis à 6,1 millions de dollars, comparativement à 3,4 millions de dollars pour la période correspondante de 2008. Les produits nets ont progressé à cause du rajustement du passif et du montant de 0,3 million de dollars découlant de la hausse des marges pour les services de transport du gaz, contrebalancés en partie par une baisse de 0,9 million de dollars des ventes de gaz et de transport à tarif fixe.

**Perspectives du secteur du gaz**

À l'exercice 2009, le secteur du gaz devrait présenter des résultats robustes comme ceux de 2008. En 2009, environ 60 % des volumes exposés aux différentiels de fractionnement ont fait l'objet d'une opération de couverture à plus de 27 $/b. D'après l'analyse par la direction des prix historiques de LGN et des prix des marchandises publiés par l'industrie, la tendance à terme actuelle pour 2009 semble démontrer un retour des prix moyens à long terme de 8 $/b à 10 $/b. Avec les couvertures en place, AltaGas prévoit réaliser environ 20 $/b en 2009. On s'attend à ce que la faiblesse des différentiels de fractionnement de LGN et le ralentissement des activités des producteurs soient compensés par la contribution de plusieurs dépenses en immobilisations : projets actuellement en cours au complexe Harmattan, l'amélioration du réseau de livraison d'éthylène (EDS), le projet d'entreposage de Sarnia, l'agrandissement de l'installation de Pouce Coupe, ainsi que d'autres possibilités de regroupements d'usines et d'accroissement du volume débité dans des régions continuant d'offrir de solides activités de forage.

En 2009, un arrêt lié à l'entretien est prévu dans le secteur Collecte et traitement sur place, dont le coût prévu est d'environ 1 million de dollars. L'année dernière, les arrêts liés à l'entretien dans les secteurs Collecte et traitement sur place et de l'extraction ont donné lieu à une diminution de quelque 9 millions de dollars du bénéfice d'exploitation. La production de LGN de l'usine d'extraction de Younger devrait s'accroître grâce à l'augmentation des activités des producteurs dans le secteur. On s'attend également à ce que le secteur du gaz bénéficie des mesures relatives à l'installation de Rainbow Lake, ainsi que du projet d'injection de gaz corrosifs de Bantry, ce qui devrait rehausser la fiabilité et l'efficience.

Le secteur du gaz devrait également profiter du site d'entreposage situé dans la ville de Dawn, dans l'Est canadien, dont l'accès a été obtenu par voie de contrats en vigueur à compter de mai 2009 dans le cadre du projet d'entreposage de Sarnia, de même que de la fin du contrat de commercialisation du gaz au cours du quatrième trimestre. Ces changements devraient accroître le bénéfice d'exploitation d'environ 4 millions de dollars en 2009 et de 10 millions de dollars annualisés.

**SECTEUR PRODUCTION D'ÉLECTRICITÉ**

**Description des immobilisations du secteur Production d'électricité**

Le secteur Production d'électricité comprend 392 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les ententes d'achat d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. En outre, des centrales à charge de pointe alimentées au gaz ont été installées en fonction d'une capacité totale de 14 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique, un parc éolien de 102 MW actuellement en construction en Colombie-Britannique et environ 1 900 MW d'énergie renouvelable en développement.

| **Résultats financiers** | Trimestres terminés les 31 mars | |
|---|---|---|
| (en millions de dollars) | **2009** | 2008 |
| Produits | **49,3** | 51,6 |
| Produits nets | **27,5** | 28,4 |
| Charges d'exploitation et d'administration | **1,5** | 0,7 |
| Dotation aux amortissements | **1,9** | 1,8 |
| Bénéfice d'exploitation | **24,1** | 25,9 |

| **Statistiques d'exploitation** | Trimestres terminés les 31 mars | |
|---|---|---|
| | **2009** | 2008 |
| Volume d'électricité vendue (GWh) | **664** | 660 |
| Prix moyen réalisé à la vente d'électricité ($/MWh) | **74,33** | 78,24 |
| Prix au comptant moyen de l'Alberta Power Pool ($/MWh) | **63,01** | 76,69 |

**Analyse des écarts du secteur Production d'électricité**
**Trimestres terminés les 31 mars**

Le bénéfice d'exploitation pour le premier trimestre de 2009 s'est élevé à 24,1 millions de dollars, contre 25,9 millions de dollars pour le trimestre correspondant de 2008. Le bénéfice d'exploitation a diminué en raison de la baisse des prix obtenus de l'électricité et de la majoration des coûts liés aux EAE, en partie contrebalancées par la baisse des coûts de transport, la baisse des coûts de conformité au *Specified Gas Emitters Regulation* (SGER) de l'Alberta et la hausse des contributions des centrales à charge de pointe alimentées au gaz.

Les produits nets pour le premier trimestre de 2009 se sont établis à 27,5 millions de dollars, comparativement à 28,4 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué de 2,8 millions de dollars en raison de la baisse des prix de l'électricité et du montant de 1,3 million de dollars imputable à la majoration des coûts liés aux EAE. Ces diminutions ont été en partie contrebalancées par la baisse de 1,7 million de dollars des coûts de transport, la baisse de 1,2 million de dollars des coûts de conformité au SGER de l'Alberta et la hausse de 0,4 million de dollars des contributions des centrales à charge de pointe alimentées au gaz. Les coûts moindres de conformité traduisent en grande partie le rajustement des estimations relatives à la production d'électricité assujettie au SGER en 2008 et la diminution des volumes d'électricité assujettis au SGER durant le premier trimestre de 2009.

Les charges d'exploitation et d'administration ont été de 1,5 million de dollars au premier trimestre de 2009, en regard de 0,7 million de dollars pour la période correspondante de 2008. L'augmentation représente les charges d'administration engagées dans le cadre de la mise en valeur de projets d'énergie renouvelable et de la hausse des coûts relative aux nouvelles centrales à charge de pointe alimentées au gaz mises en service à la fin de 2008.

La dotation aux amortissements s'est fixée à 1,9 million de dollars au premier trimestre de 2009, soit pratiquement identique au montant de 1,8 million de dollars comptabilisé à la période correspondante de 2008.

**Perspectives du secteur Production d'électricité**
En 2009, presque deux tiers de l'électricité livrée à l'Alberta Power Pool par l'entremise de la participation d'AltaGas dans les EAE de la centrale de Sundance B sont couverts à 76 $/MWh, tout comme les prix couverts en 2008. Le marché à terme pour les prix de l'électricité de l'Alberta, publiés dans des rapports quotidiens de courtiers, indique que les prix se situent à environ 60 $ en 2009, ce qui devrait entraîner une diminution des bénéfices sur les volumes non couverts. Avec les couvertures en place, AltaGas prévoit réaliser environ 73$/MWh en 2009. De plus, on s'attend à ce que le secteur Production d'électricité engage des charges d'exploitation et d'administration plus importantes à mesure que progresseront les travaux liés au développement de son portefeuille de projets renouvelables. La diminution des bénéfices du secteur Production d'électricité devrait être compensée en partie par la capacité de pointe accrue installée vers la fin de 2008 et par la mise en service du parc éolien de Bear Mountain prévue en novembre 2009. Même si les prix au comptant se révèlent moins élevés, la direction prévoit que le secteur Production d'électricité connaîtra son deuxième meilleur exercice sur le plan du rendement financier. AltaGas a mis sur pied un programme de gestion des coûts de conformité environnementale grâce à l'échange de crédits d'émission et par l'application de crédits produits par d'autres secteurs. D'après la quantité d'électricité normalisée produite, AltaGas prévoit économiser près de 15 % en coûts de conformité environnementale sur une base annuelle.

## SIÈGE SOCIAL

**Description des immobilisations du secteur Siège social**
Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises, des taux d'intérêt et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

| **Résultats financiers** | Trimestres terminés les 31 mars | |
|---|---|---|
| (en millions de dollars) | **2009** | 2008 |
| Produits | **0,6** | 1,4 |
| Gains latents sur gestion du risque | **0,6** | 0,6 |
| Produits nets | **1,2** | 2,0 |
| Charges d'exploitation et d'administration | **8,3** | 8,6 |
| Dotation aux amortissements | **0,7** | 0,6 |
| Perte d'exploitation | **(7,8)** | (7,2) |
| Perte d'exploitation avant gains latents sur gestion du risque | **(8,4)** | (7,8) |

**Analyse des écarts du secteur Siège social**
**Trimestres terminés les 31 mars**
La perte d'exploitation avant gains latents sur gestion du risque du premier trimestre de 2009 a atteint 8,4 millions de dollars, en regard de 7,8 millions de dollars pour la période correspondante de 2008. La progression de la perte découle principalement d'une baisse des produits attribuable à un repli des revenus de placement.

Pour le premier trimestre de 2009, les produits nets se sont établis à 1,2 million de dollars comparativement à 2,0 millions de dollars pour le premier trimestre de 2008. Les produits nets ont diminué en raison d'un repli des revenus de placement présentés.

Les charges d'exploitation et d'administration pour le premier trimestre de 2009 se sont élevées à 8,3 millions de dollars, contre 8,6 millions de dollars pour la période correspondante de 2008. Depuis le quatrième trimestre de 2008, la Fiducie a mis en place plusieurs mesures en vue de resserrer les charges d'exploitation et d'administration. La diminution est principalement imputable à ce resserrement des coûts.

La dotation aux amortissements s'est établie à 0,7 million de dollars pour le premier trimestre de 2009, ce qui est comparable au montant du trimestre correspondant de 2008.

**Perspectives du secteur Siège social**

Exclusion faite de l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché, la perte d'exploitation de 2009 devrait être inférieure à celle de 2008. Les charges d'exploitation et d'administration devraient être plus basses qu'en 2008 en raison des mesures de resserrement des coûts.

L'incidence des contrats de gestion du risque est fondée sur des estimations liées aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. Les montants réels varient en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations des prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

## CAPITAL INVESTI

Au cours du premier trimestre de 2009, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 36,0 millions de dollars, comparativement à 653,3 millions de dollars en 2008 en raison surtout de l'acquisition de Taylor.

**Capital investi net – type d'investissement** — Trimestre terminé le 31 mars 2009

| (en millions de dollars) | Extraction et transport | Collecte et traitement sur place | Services énergétiques | Production d'électricité | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Immobilisations | **6,1** | **2,4** | **4,2** | **11,9** | **1,2** | **25,8** |
| Placements à long terme et autres actifs | **-** | **-** | **-** | **9,6** | **0,6** | **10,2** |
| Capital investi net | **6,1** | **2,4** | **4,2** | **21,5** | **1,8** | **36,0** |

**Capital investi net – type d'investissement** — Trimestre terminé le 31 mars 2008

| (en millions de dollars) | Extraction et transport | Collecte et traitement sur place | Services énergétiques | Production d'électricité | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Immobilisations | 559,2 | 31,0 | 1,1 | 55,3 | 0,7 | 647,3 |
| Placements à long terme et autres actifs | - | - | - | 4,8 | 1,2 | 6,0 |
| | 559,2 | 31,0 | 1,1 | 60,1 | 1,9 | 653,3 |
| Cessions : | | | | | | |
| Placements à long terme et autres actifs | - | - | - | - | (48,2) | (48,2) |
| Capital investi net | 559,2 | 31,0 | 1,1 | 60,1 | (46,3) | 605,1 |

La Fiducie classe son capital investi dans les catégories entretien, croissance et administration.

Un capital de croissance de 33,5 millions de dollars a été engagé au premier trimestre de 2009 (650,7 millions de dollars au premier trimestre de 2008) lequel comprenait l'acquisition d'une participation dans Magma Energy Corp. pour 10,0 millions de dollars, la construction du parc éolien de Bear Mountain pour 8,4 millions dollars, divers projets visant le secteur Extraction et transport pour 6,1 millions de dollars, le développement du projet d'entreposage de Sarnia pour 4,2 millions de dollars, l'avancement des projets d'énergie renouvelable pour 2,8 millions de dollars, des projets de collecte et traitement sur place pour 0,9 million de dollars et les centrales à charge de pointe alimentées au gaz pour 0,3 million de dollars. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme. Les dépenses au titre du capital investi dans la catégorie entretien ont été de 0,6 million de dollars au premier trimestre de 2009 et à celui de 2008. Les dépenses au titre du capital investi dans la catégorie administration ont été pratiquement identiques au premier trimestre de 2009 et à la période correspondante de 2008.

**Capital investi – utilisation** — Trimestre terminé le 31 mars 2009

| (en millions de dollars) | Extraction et transport | Collecte et traitement sur place | Services énergétiques | Production d'électricité | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Entretien | - | 0,6 | - | - | - | 0,6 |
| Croissance | 6,1 | 1,7 | 4,2 | 21,5 | - | 33,5 |
| Administration | - | 0,1 | - | - | 1,8 | 1,9 |
| Capital investi | 6,1 | 2,4 | 4,2 | 21,5 | 1,8 | 36,0 |

**Capital investi – utilisation** — Trimestre terminé le 31 mars 2008

| (en millions de dollars) | Extraction et transport | Collecte et traitement sur place | Services énergétiques | Production d'électricité | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Entretien | 0,6 | - | - | - | - | 0,6 |
| Croissance | 558,6 | 30,9 | 1,1 | 60,1 | - | 650,7 |
| Administration | - | 0,1 | - | - | 1,9 | 2,0 |
| Capital investi | 559,2 | 31,0 | 1,1 | 60,1 | 1,9 | 653,3 |

**INSTRUMENTS FINANCIERS**

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change. Au cours du premier trimestre de 2009, la Fiducie détenait des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date ultérieure et à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 7,85 $/MWh et

999,99 $/MWh au premier trimestre de 2009. Le prix au comptant moyen s'est établi à 63,01 $/MWh au premier trimestre de 2009 (76,69 $/MWh au premier trimestre de 2008). AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugée optimale. Le prix moyen obtenu par la Fiducie pour l'électricité a été de 74,33 $/MWh au premier trimestre de 2009 (78,24 $/MWh au premier trimestre de 2008).

- Couvertures des différentiels de fractionnement de LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement de LGN pour gérer ces différentiels. Les résultats du secteur Extraction et transport sont tributaires des variations des différentiels de fractionnement de LGN. Au 31 mars 2009, la Fiducie avait des ententes visant des différentiels de fractionnement de LGN couvrant un total de 2 800 b/j à un prix moyen d'environ 27 $/b pour la période d'avril à décembre 2009. La Fiducie a également couvert 700 b/j en 2010, ce qui représente un différentiel de fractionnement de LGN moyen d'environ 27 $/b. Le différentiel de fractionnement de LGN moyen au comptant pour le trimestre terminé le 31 mars 2009 a été de 15,20 $/b (29,70 $/b au premier trimestre de 2008) et le différentiel de fractionnement moyen obtenu a été de 25,29 $/b (27,02 $/b au premier trimestre de 2008).

- Contrats de taux d'intérêt à terme : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 31 mars 2009, la Fiducie avait des swaps de taux d'intérêt totalisant 245 millions de dollars à échéances variées. Au 31 mars 2009, la Fiducie avait fixé le taux d'intérêt de 87 % de sa dette, y compris des billets à moyen terme et des contrats de location-acquisition.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable et de conventions d'option en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure. Au 31 mars 2009, AltaGas avait conclu des contrats de change à terme de 62,7 millions d'euros dans le but d'atténuer le risque de change associé à la construction du parc éolien de Bear Mountain. Les contrats à terme ont été évalués à 10,8 millions de dollars et arrivent à échéance entre avril et septembre 2009.

- Contrat à terme sur obligations : afin de couvrir partiellement le risque de hausse des taux d'intérêt, la Fiducie a conclu un contrat à terme sur obligations de 50 millions de dollars avec une banque à charte canadienne, afin de bloquer un rendement obligataire à cinq ans du gouvernement du Canada d'environ 3,28 %. Au 31 mars 2009, la couverture du contrat à terme sur obligations avait une juste valeur marchande négative de 2,9 millions de dollars.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. La juste valeur des dérivés de taux d'intérêt est calculée selon les cours du marché.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées aux fins de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité. AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques liés aux marchandises et au crédit, et qui a conçu et applique une politique de gestion du risque et un programme de couverture prudents.

**SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT**

À l'heure actuelle, selon les prévisions d'AltaGas, aucune tendance ou incertitude connue ne devrait réduire l'accès de la Fiducie à ses sources de financement habituelles. Chacune des facilités de crédit de la Fiducie porte une date d'échéance à laquelle, en l'absence d'un remplacement, d'une prorogation ou d'un renouvellement, la dette visée par la facilité de crédit devient remboursable. La première date d'échéance des facilités de crédit de la Fiducie est août 2010.

La Fiducie est également bien placée pour tirer profit des occasions de croissance qui se présentent. Le placement en actions de 100 millions de dollars clôturé le 10 février 2009 a réduit le ratio d'endettement de la Fiducie, le faisant passer de 37,8 % au 31 décembre 2008 à 33,6 % au 31 mars 2009. Le 10 mars 2009, la Fiducie a obtenu une nouvelle facilité de crédit à terme renouvelable de 250 millions de dollars destinée à remplacer sa facilité de crédit de 250 millions de dollars qui arrivera à échéance en septembre 2009. La nouvelle facilité viendra à échéance en août 2010. Le 29 avril 2009, la Fiducie a émis des billets à moyen terme pour un montant de 200 millions de dollars portant intérêt à un taux nominal de 7,42 % et arrivant à échéance en avril 2014. Selon les modalités de la facilité de crédit de 250 millions de dollars venant à échéance en août 2010, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser et à réduire la facilité de crédit. Grâce à son bilan solide et son accès au marché financier, la Fiducie est en mesure de tirer avantage des occasions de croissance pour accroître les rendements offerts aux porteurs de parts.

| **Flux de trésorerie** | Trimestres terminés les | |
|---|---|---|
| | | 31 mars |
| (en millions de dollars) | **2009** | 2008 |
| Flux de trésorerie d'exploitation | **30,7** | 36,9 |
| Activités d'investissement | **(48,1)** | (305,9) |
| Activités de financement | **23,1** | 266,0 |
| Variation de la trésorerie | **5,7** | (3,0) |

**Flux de trésorerie d'exploitation**

Les flux de trésorerie provenant des activités d'exploitation présentés dans les états des flux de trésorerie consolidés se sont établis à 30,7 millions de dollars au premier trimestre de 2009, contre 36,9 millions de dollars pour le trimestre correspondant de 2008. Les flux de trésorerie provenant des activités d'exploitation ont diminué surtout en raison d'une augmentation de la variation nette du fonds de roulement.

| **Fonds de roulement** | | 31 mars |
|---|---|---|
| (en millions de dollars, sauf le ratio du fonds de roulement) | **2009** | 2008 |
| Actif à court terme | **359,5** | 323,2 |
| Passif à court terme | **267,5** | 319,4 |
| Fonds de roulement | **92,0** | 3,8 |
| Ratio du fonds de roulement | **1,34** | 1,01 |

Le fonds de roulement s'est établi à 92,0 millions de dollars à la fin du premier trimestre de 2009, comparativement à 3,8 millions de dollars au 31 mars 2008. Le ratio du fonds de roulement était de 1,34 à la fin du premier trimestre de 2009, ce qui est comparable à celui du trimestre correspondant de 2008.

**Activités d'investissement**

Les flux de trésorerie affectés aux activités d'investissement au premier trimestre de 2009 ont été de 48,1 millions de dollars par rapport à 305,9 millions de dollars pour le trimestre correspondant de 2008. Cette diminution des flux de trésorerie affectés aux activités d'investissement est largement attribuable à l'acquisition de Taylor au cours du premier trimestre de 2008.

**Activités de financement**

Les flux de trésorerie tirés des activités de financement du premier trimestre de 2009 se sont fixés à 23,1 millions de dollars comparativement à 266,0 millions de dollars pour le trimestre correspondant de 2008. Cette régression est principalement imputable à l'accroissement net de 228,2 millions de dollars de la dette à long terme au premier trimestre de 2008, en partie contrebalancée par le produit de 105,5 millions de dollars tiré du placement en actions effectué au premier trimestre de 2009, comprenant le produit dégagé du régime de réinvestissement des distributions et du régime optionnel d'achat de parts.

**Sources de financement**

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 mars 2009, l'encours de la dette d'AltaGas totalisait 540,2 millions de dollars, en baisse par rapport à 582,0 millions de dollars au 31 décembre 2008. Au 31 mars 2009, la Fiducie avait 200,0 millions de dollars en billets à moyen terme en cours et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 750,0 millions de dollars. Au 31 mars 2009, la dette bancaire prélevée de la Fiducie s'établissait à 316,0 millions de dollars, les lettres de crédit en cours totalisaient 67,7 millions de dollars et la Fiducie détenait des débentures convertibles d'une valeur nominale de 16,6 millions de dollars. Selon les modalités de la facilité de crédit de 250 millions de dollars venant à échéance en août 2010, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme, clôturée le 29 avril 2009, a servi à rembourser et à réduire la facilité de crédit.

Toutes les facilités d'emprunt sont sous réserve des clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectées chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 31 mars 2009, ce ratio était de 33,6 %, en baisse comparativement au ratio de 37,8 % au 31 décembre 2008. Le multiple de couverture d'intérêt des bénéfices de la Fiducie pour les douze mois terminés le 31 mars 2009 était de 6,2 fois.

| **Facilités de crédit** (en millions de dollars) | Capacité d'emprunt | **En cours au 31 mars 2009** | En cours au 31 décembre 2008 |
|---|---|---|---|
| Facilité de crédit d'exploitation à vue | 50,0 | **2,7** | 2,8 |
| Facilité de lettres de crédit | 75,0 | **67,7** | 68,1 |
| Facilité de crédit syndiquée[1] | 250,0 | **100,0** | 100,0 |
| Facilité de crédit d'exploitation syndiquée[2] | 375,0 | **216,0** | 253,0 |
| | 750,0 | **386,4** | 423,9 |

[1] *Facilité de crédit à terme de 18 mois échéant le 28 septembre 2009, remplacée en février 2009.*

[2] *Facilité de crédit à terme renouvelable prorogeable qui peut être prorogée au-delà de la date d'échéance de la durée initiale en cours, soit le 30 septembre 2010, pour une année additionnelle.*

Au 31 mars 2009, la Fiducie détenait une facilité de lettre de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 31 mars 2009, la Fiducie avait émis des lettres de crédit pour un montant de 67,7 millions de dollars (68,1 millions de dollars au 31 décembre 2008) aux termes de sa facilité de lettre de crédit à terme renouvelable prorogeable et des lettres de crédit de 2,7 millions de dollars (2,8 millions de dollars au 31 décembre 2008) aux termes de sa facilité de crédit d'exploitation à vue.

**OBLIGATIONS CONTRACTUELLES**

| **31 mars 2009** | | Paiements exigibles par période | | | |
|---|---|---|---|---|---|
| (en millions de dollars) | Total | Moins de 1 an | 1 an à 3 ans | 4 à 5 ans | Plus de 5 ans |
| Dette à long terme | 534,9 | 317,1 | 216,6 | 1,2 | - |
| Contrats de location-acquisition | 8,5 | 1,6 | 5,6 | 1,3 | - |
| Contrats de location-exploitation | 17,1 | 3,7 | 12,5 | 0,9 | - |
| Engagements d'achat | 121,9 | 121,9 | - | - | - |
| Total des obligations contractuelles | 682,4 | 444,3 | 234,7 | 3,4 | - |

AltaGas a signé un contrat de location-acquisition avec Maxim Energy Group Ltd. à l'égard du droit à 25 MW de capacité d'électricité de pointe alimentée au gaz, des services auxiliaires connexes et du produit des ventes d'électricité de pointe. Le contrat d'une durée de 10 ans, qui est entré en vigueur le 1er septembre 2004, comprend une option exerçable à la fin de la durée initiale pour prolonger la durée de 15 ans ou pour acheter les actifs. La valeur actualisée nette du contrat de location-acquisition au 31 mars 2009 était de 8,5 millions de dollars (8,8 millions de dollars au 31 décembre 2008), le solde étant exigible en versements mensuels comprenant le capital et des intérêts de 0,2 million de dollars.

La Fiducie a des contrats de location-exploitation à long terme portant sur des locaux à bureaux, du matériel de bureau et du matériel roulant. De plus, la Fiducie a des engagements d'achat pour l'établissement du parc éolien de Bear Mountain, notamment l'achat et l'installation des éoliennes.

**PASSIFS ÉVENTUELS**

La centrale de Sundance B a subi à la mi-décembre 2008 une panne attribuable au bris d'un ventilateur à tirage induit. La panne a réduit la capacité de production d'électricité de 50 %. L'exploitant de la centrale a informé AltaGas que, d'après les modalités de l'EAE, il estime qu'il s'agit d'un cas de force majeure compte tenu des fortes répercussions de l'incident et de la faible probabilité qu'il se produise. S'il s'agissait d'un cas de force majeure, l'incidence financière pour AltaGas se traduirait par une charge imputée au bénéfice d'exploitation pouvant atteindre 7,5 millions de dollars.

La direction d'AltaGas considère qu'il ne s'agit pas d'un cas de force majeure. Par le passé, les bris mécaniques ont été traités comme des questions d'entretien plutôt que comme des cas de force majeure. Par conséquent, la Fiducie n'a pas constaté de charge à cet égard dans les états financiers.

**PARTIES LIÉES**

La Fiducie a vendu 29,9 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière pour le premier trimestre de 2009 dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group parce qu'AltaGas possède une participation de 19,6 % dans cette dernière et que le président du conseil et chef de la direction d'AltaGas est un administrateur de Utility Group.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un employé. Des paiements de 22 635 $ ont été faits au premier trimestre de 2009 (21 900 $ au premier trimestre de 2008), soit la valeur d'échange des biens convenue par les deux parties.

**AGENCES DE NOTATION**

Le 21 avril 2009, Standard & Poor's (S&P) a modifié la note attribuée à la Fiducie, la faisant passer de BBB- positive à BBB stable. S&P a justifié cette amélioration par la hausse de l'exposition aux contrats à long terme de l'infrastructure énergétique dans le secteur du gaz de l'entreprise, les pratiques financières prudentes et l'exécution de stratégies efficaces.

**SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES**

| (en millions de dollars) | T1 09 | T4 08 | T3 08 | T2 08 | T1 08 | T4 07 | T3 07 | T2 07 |
|---|---|---|---|---|---|---|---|---|
| Produits nets[1] | **112,1** | 125,8 | 122,7 | 117,3 | 110,7 | 76,4 | 88,2 | 80,1 |
| Bénéfice d'exploitation[1] | **44,7** | 54,1 | 50,7 | 37,0 | 47,6 | 28,9 | 37,5 | 31,2 |
| Bénéfice net | **37,5** | 39,6 | 53,5 | 32,9 | 37,6 | 31,8 | 31,4 | 21,1 |

| (en dollars par part) | T1 09 | T4 08 | T3 08 | T2 08 | T1 08 | T4 07 | T3 07 | T2 07 |
|---|---|---|---|---|---|---|---|---|
| Bénéfice net | | | | | | | | |
| De base | **0,50** | 0,55 | 0,75 | 0,49 | 0,58 | 0,55 | 0,54 | 0,37 |
| Dilué | **0,49** | 0,56 | 0,75 | 0,49 | 0,57 | 0,55 | 0,54 | 0,37 |
| Distributions déclarées[2] | **0,54** | 0,54 | 0,535 | 0,525 | 0,525 | 0,525 | 0,52 | 0,51 |

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

[2] *Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie détenues le 27 août 2007, chaque part étant évaluée à 0,076 $ la part.*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, la hausse générale des prix de l'électricité en Alberta et l'augmentation des différentiels de fractionnement de LGN et des cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels distincts sont présentés ci-dessous :

- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52, entités intermédiaires de placement déterminées, qui était pratiquement adoptée par le gouvernement du Canada. Cette charge hors trésorerie imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.
- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral qui est pratiquement entrée en vigueur.
- Au cours du premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.
- Au cours du troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit en raison de la baisse des taux d'imposition effectifs découlant de la restructuration des entités juridiques au sein de la structure de la Fiducie.
- À la fin du quatrième trimestre de 2008 et au cours du premier trimestre de 2009, les prix de l'électricité, du gaz naturel et des LGN ont chuté, brisant ainsi la tendance historique de prix de ces produits.

**RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE**

Au 30 avril 2009, la Fiducie comptait 76,8 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,2 milliard de dollars, d'après le cours de clôture de 14,75 $ la part de fiducie le 30 avril 2009. Au 30 avril 2009, il y avait 2,9 millions d'options en cours et 715 688 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

**DISTRIBUTIONS**

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé, du capital investi au titre des catégories entretien et croissance, et des exigences en matière de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions grâce aux liquidités provenant de l'exploitation. Au cours du trimestre terminé le 31 mars 2009, la Fiducie a déclaré des distributions de 41,3 millions de dollars (34,6 millions de dollars au premier trimestre de 2008), soit un ratio dividendes/bénéfice de 72 % (61 % au premier trimestre de 2008). AltaGas a un ratio dividendes/bénéfice cible qui varie de 65 % à 75 % des liquidités provenant de l'exploitation.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2007 :

**Distributions**
**Exercices terminés les 31 décembre**

| (en dollars par part) | **2009** | 2008 | 2007 |
|---|---|---|---|
| Premier trimestre | **0,540** | 0,525 | 0,510 |
| Deuxième trimestre | - | 0,525 | 0,510 |
| Troisième trimestre | - | 0,535 | 0,520 |
| Quatrième trimestre | - | 0,540 | 0,525 |
| Distribution d'actions[1] | - | - | 0,076 |
| **Total** | **0,540** | 2,125 | 2,141 |

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

**OPÉRATIONS NON MONÉTAIRES**

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie générée de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas lui serviront à réduire les coûts engendrés pour se conformer au SGER en 2009.

**ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN**

Le 29 avril 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 200 millions de dollars. Les billets portent intérêt à un taux nominal de 7,42 % et viennent à échéance le 29 avril 2014. Le produit net de l'émission a permis de réduire l'encours de la dette bancaire et a servi aux fins générales de l'entreprise. Selon les modalités de la facilité de crédit de 250 millions de dollars venant à échéance en août 2010, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser et à réduire la facilité de crédit.

**MODIFICATIONS DE CONVENTIONS COMPTABLES**

**Chapitre 3064, «Écarts d'acquisition et actifs incorporels»**

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, «Écarts d'acquisition et actifs incorporels», qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement». Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés au premier trimestre de 2009.

SEC File # 82-34911

**CPN-173 – Risque de crédit et juste valeur des actifs financiers et des passifs financiers**

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption, pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Par conséquent, les soldes correspondants de la Fiducie ont été reclassés compte tenu de cette modification aux conventions comptables. Pour l'incidence de l'adoption du CPN-173 sur les états financiers de la Fiducie, se reporter à la note 2 afférente aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2009.

*Modifications comptables futures*

**Normes internationales d'information financière (IFRS)**

Les sociétés ouvertes canadiennes devront préparer leurs états financiers selon les Normes internationales d'information financière (IFRS) publiées par l'*International Accounting Standards Board* pour les exercices ouverts à compter du 1er janvier 2011. En date du 1er janvier 2011, AltaGas Income Trust adoptera les IFRS comme fondement pour la préparation de ses états financiers consolidés. Les résultats financiers du trimestre terminé le 31 mars 2011 seront préparés selon les IFRS et des données comparatives selon les IFRS seront fournies, notamment un bilan d'ouverture en date du 1er janvier 2010. Au cours de 2011, des informations supplémentaires seront présentées afin de faire le rapprochement avec les PCGR du Canada des éléments qui ont été modifiés en raison de l'adoption de la norme IFRS 1.

AltaGas a terminé la phase diagnostic du projet. Selon les résultats obtenus à cette phase, les conventions comptables utilisées à l'égard des immobilisations et de la consolidation seront vraisemblablement modifiées. On prévoit également qu'il faudra étoffer l'analyse comprise dans le rapport de gestion et les notes afférentes aux états financiers. La phase suivante, qui couvre la mise en œuvre et la formation, continue de progresser. La détermination des modifications à apporter aux systèmes de technologie de l'information et aux processus d'affaires s'effectue également à cette phase.

La direction prendra des décisions concernant les exemptions limitées permises par la norme IFRS 1 (Première adoption des Normes internationales d'information financière) en 2009. La direction n'a pas encore entièrement déterminé l'incidence de l'adoption des IFRS sur ses états financiers, mais il est à noter que les états financiers actuels pourraient comporter des différences importantes s'ils étaient présentés selon les IFRS.

## PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas sont restées inchangées depuis le 31 décembre 2008 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2009. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2008 d'AltaGas.

## PRINCIPALES ESTIMATIONS COMPTABLES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2009 et les notes afférentes aux états financiers consolidés vérifiés de 2008 figurant dans le rapport annuel 2008 de la Fiducie. Certaines de ces conventions portent sur les principales estimations comptables à cause de l'exigence voulant que des jugements

particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans des conditions différentes ou selon des hypothèses différentes.

Les principales estimations comptables d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations, l'évaluation de la dépréciation des actifs et les impôts sur les bénéfices. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel 2008 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2009.

**ARRANGEMENTS HORS BILAN**

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

**CONTRÔLES DE COMMUNICATION DE L'INFORMATION ET CONTRÔLES INTERNES**

La direction de la Fiducie a la responsabilité d'établir et de maintenir les contrôles et procédures de communication de l'information (CPCI) et le contrôle interne à l'égard de l'information financière (CIIF), tels qu'ils sont définis dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*. Ce règlement vise à améliorer la qualité, la fiabilité et la transparence des documents déposés ou transmis en vertu des lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, des CPCI et un CIIF destinés à fournir une assurance raisonnable que les informations importantes sont portées à leur attention, dans les délais prescrits, que les informations financières sont fiables et que les états financiers ont été préparés, aux fins de publication de l'information financière, conformément aux PCGR du Canada. Au cours du premier trimestre de 2009, aucun changement important n'a été apporté aux CPCI et au CIIF de la Fiducie.

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SEC File # 82-34911

# Bilans consolidés

(non vérifié)

| *(en milliers de dollars)* | 31 mars 2009 | 31 décembre 2008 |
|---|---|---|
| **ACTIF** | | |
| **Actif à court terme** | | |
| Trésorerie et équivalents de trésorerie | 24 009 $ | 18 304 $ |
| Débiteurs | 197 514 | 220 280 |
| Stocks | 1 135 | 775 |
| Liquidités soumises à restrictions provenant des clients | 27 940 | 24 017 |
| Gestion du risque *(notes 2 et 5)* | 101 257 | 92 842 |
| Autres actifs à court terme | 7 642 | 7 705 |
| | 359 497 | 363 923 |
| **Immobilisations** | 1 449 381 | 1 436 686 |
| **Ententes, contrats et relations de services énergétiques** | 136 422 | 138 913 |
| **Écart d'acquisition** | 143 840 | 143 840 |
| **Gestion du risque** *(notes 2 et 5)* | 39 943 | 31 147 |
| **Placements à long terme et autres actifs** | 27 997 | 17 744 |
| | 2 157 080 $ | 2 132 253 $ |
| **PASSIF ET AVOIR DES PORTEURS DE PARTS** | | |
| **Passif à court terme** | | |
| Créditeurs et charges à payer | 144 765 $ | 198 232 $ |
| Distributions à payer aux porteurs de parts | 14 162 | 12 943 |
| Dette à court terme | 1 079 | 4 493 |
| Tranche de la dette à long terme échéant à moins d'un an *(note 3)* | 1 381 | 1 363 |
| Dépôts des clients | 27 940 | 24 017 |
| Produits constatés d'avance | 3 049 | 2 777 |
| Gestion du risque *(notes 2 et 5)* | 61 767 | 57 423 |
| Autres passifs à court terme | 13 359 | 21 927 |
| | 267 502 | 323 175 |
| **Dette à long terme** *(note 3)* | 521 076 | 559 412 |
| **Obligations liées à la mise hors service d'immobilisations** | 44 317 | 41 708 |
| **Impôts futurs** *(note 2)* | 214 253 | 211 256 |
| **Gestion du risque** *(notes 2 et 5)* | 21 992 | 16 745 |
| **Débentures convertibles** | 16 648 | 16 682 |
| **Autres passifs à long terme** | 6 046 | 5 833 |
| | 1 091 834 | 1 174 811 |
| **Avoir des porteurs de parts** *(notes 2, 6 et 7)* | 1 065 246 | 957 442 |
| | 2 157 080 $ | 2 132 253 $ |

Voir les notes afférentes aux états financiers consolidés.

# États des résultats et des bénéfices cumulés consolidés

(non vérifié)

| **Pour les trimestres terminés les** *(en milliers de dollars, sauf les montants par part)* | **31 mars 2009** | 31 mars 2008 |
|---|---|---|
| **PRODUITS** | | |
| Exploitation | **353 453 $** | 442 462 $ |
| Gain latent sur gestion du risque *(note 5)* | **635** | 628 |
| Divers | **469** | 1 361 |
| | **354 557** | 444 451 |
| **CHARGES** | | |
| Coût des produits vendus | **242 410** | 333 703 |
| Charges d'exploitation et d'administration | **49 847** | 47 147 |
| Amortissement : | | |
| Immobilisations | **15 059** | 13 517 |
| Ententes, contrats et relations de services énergétiques | **2 491** | 2 484 |
| | **309 807** | 396 851 |
| **Intérêts débiteurs** | | |
| Dette à court terme | **193** | 784 |
| Dette à long terme | **5 511** | 6 215 |
| **Bénéfice avant impôts sur les bénéfices** | **39 046** | 40 601 |
| **Charge d'impôts** | | |
| Impôts exigibles | **87** | 19 |
| Impôts futurs | **1 424** | 3 003 |
| **Bénéfice net** | **37 535** | 37 579 |
| **Bénéfice cumulé au début de la période** | **673 736** | 510 412 |
| **Bénéfice cumulé à la fin de la période** | **711 271 $** | 547 991 $ |
| **Résultat net par part** *(note 8)* | | |
| De base | **0,50 $** | 0,58 $ |
| Dilué | **0,49 $** | 0,57 $ |
| **Nombre moyen pondéré de parts en circulation** (en milliers) *(notes 7 et 8)* | | |
| De base | **75 602** | 65 064 |
| Dilué | **76 517** | 66 006 |

Voir les notes afférentes aux états financiers consolidés.

# États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

| **Pour les trimestres terminés les** *(en milliers de dollars)* | **31 mars 2009** | 31 mars 2008 |
|---|---|---|
| **Bénéfice net** | **37 535 $** | 37 579 |
| **Autres éléments du résultat étendu, après impôts** | | |
| Gain net latent sur les dérivés désignés comme couvertures de flux de trésorerie | **9 696** | (3 386) |
| Reclassement d'actifs financiers disponibles à la vente par suite de l'acquisition d'entreprises | **-** | (17 873) |
| Reclassement dans le bénéfice net du gain net sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures | **(4 459)** | (2 900) |
| | **5 237** | (24 159) |
| **Résultat étendu** | **42 772 $** | 13 420 |
| **Cumul des autres éléments du résultat étendu au début de la période** | **31 569 $** | 27 169 $ |
| **Autres éléments du résultat étendu, après impôts** | **5 237** | (24 159) |
| **Cumul des autres éléments du résultat étendu à la fin de la période** *(note 5)* | **36 806 $** | 3 010 $ |

Voir les notes afférentes aux états financiers consolidés.

# États des flux de trésorerie consolidés

(non vérifié)

| **Pour les trimestres terminés les** *(en milliers de dollars)* | **31 mars 2009** | 31 mars 2008 |
|---|---|---|
| **Flux de trésorerie d'exploitation** | | |
| Bénéfice net | **37 535 $** | 37 579 $ |
| Éléments sans effet sur la trésorerie : | | |
| Amortissement | **17 550** | 16 001 |
| Désactualisation des obligations liées à la mise hors service d'immobilisations | **766** | 457 |
| Rémunération à base de parts | **49** | 100 |
| Charge d'impôts futurs | **1 424** | 3 003 |
| Gain à la vente d'actifs | **-** | (7) |
| Quote-part du bénéfice de sociétés satellites | **(606)** | (533) |
| Gain latent sur gestion du risque *(note 5)* | **(635)** | (628) |
| Divers | **906** | 280 |
| Obligations liées à la mise hors service d'immobilisations réglées | **(149)** | (56) |
| Variation nette du fonds de roulement hors trésorerie *(note 9)* | **(26 175)** | (19 282) |
| | **30 665** | 36 914 |
| **Activités d'investissement** | | |
| Augmentation (diminution) des dépôts des clients | **(3 923)** | 6 376 |
| Dépenses en immobilisations | **(34 362)** | (51 688) |
| Distributions reçues de sociétés satellites | **218** | 64 |
| Acquisition de placements à long terme et d'autres actifs | **(10 000)** | (260 606) |
| | **(48 067)** | (305 854) |
| **Activités de financement** | | |
| Augmentation de la dette à court terme | **(3 413)** | 6 008 |
| Émission nette (remboursement net) de la dette à long terme renouvelable | **(38 584)** | 281 345 |
| Remboursement de la dette à long terme | **(337)** | (314) |
| Distributions aux porteurs de parts | **(40 034)** | (33 198) |
| Produit net de l'émission de parts | **105 475** | 7 711 |
| Produit net de l'émission de bons de souscription *(note 6)* | **-** | 4 500 |
| | **23 107** | 266 052 |
| **Variation de la trésorerie et des équivalents de trésorerie** | **5 705** | (2 888) |
| **Trésorerie et équivalents de trésorerie au début de la période** | **18 304** | 12 451 |
| **Trésorerie et équivalents de trésorerie à la fin de la période** | **24 009 $** | 9 563 $ |

Voir les notes afférentes aux états financiers consolidés.

# Principales notes afférentes aux états financiers consolidés

(non vérifié)

*(Les montants des tableaux et des notes au bas des tableaux sont en milliers de dollars, sauf indication contraire.)*

## 1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2008, à l'exception de celles présentées dans la note 2 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2008 compris dans le rapport annuel de la Fiducie.

## 2. MODIFICATIONS DE CONVENTIONS COMPTABLES

En date du 1er janvier 2009, la Fiducie a adopté le CPN-173, *Risque de crédit et juste valeur des actifs financiers et des passifs financiers*, émis par le Comité sur les problèmes nouveaux (CPN) et les nouvelles exigences du chapitre 3064, «Écarts d'acquisition et actifs incorporels», du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA). Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées rétrospectivement sans retraitement des états financiers des périodes antérieures.

**Risque de crédit et juste valeur des actifs financiers et des passifs financiers**

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption, pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Par conséquent, les soldes correspondants de la Fiducie ont été reclassés compte tenu de cette modification aux conventions comptables.

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2009 des modifications susmentionnées se présente comme suit :

| Postes visés du bilan | Augmentation (diminution) |
|---|---|
| Actif à court terme – gestion du risque | (25 772) |
| Actif à long terme – gestion du risque | (5 983) |
| Passif à court terme – gestion du risque | 25 421 |
| Passif à long terme – gestion du risque | 5 900 |
| Impôts futurs | 285 |
| Avoir des porteurs de parts – bénéfice cumulé | 176 |
| Avoir des porteurs de parts – cumul des autres éléments du résultat étendu | (27) |

**Les gains latents et les pertes latentes compris dans le bénéfice cumulé et le cumul des autres éléments du résultat étendu ont été comptabilisés après déduction du recouvrement et de la charge d'impôts respectivement de 287 645 $ et 2 629 $.**

**Écarts d'acquisition et actifs incorporels**

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», lequel comprenait l'ancien chapitre 3450, «Frais de recherche et de développement», transféré en février 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre entrera en vigueur le 1er janvier 2009 pour la Fiducie. Ces modifications n'ont eu aucune incidence financière sur les états financiers d'AltaGas.

L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur implicite de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

Les actifs incorporels sont initialement comptabilisés au coût, y compris les coûts directement attribuables à l'acquisition, à la création, à la production et à la préparation de l'actif incorporel pour qu'il puisse être exploité de la manière prévue. Un actif incorporel qu'il est possible d'exploiter de la manière prévue est amorti selon la méthode linéaire sur la durée de vie utile estimative, sauf si sa durée de vie est jugée indéfinie. Les actifs incorporels sont soumis à un test de dépréciation au moins une fois l'an en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'actif incorporel. Tout excédent de la valeur comptable sur la juste valeur implicite des actifs incorporels est alors comptabilisé à titre de perte de valeur et passé en charges.

**MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES**

**Instruments financiers**

Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste autres éléments du résultat étendu. Les placements dans des instruments de capitaux propres qui ne sont pas cotés sur un marché actif seront évalués au coût.

**3. DETTE À LONG TERME**

| | **31 mars 2009** | 31 décembre 2008 |
|---|---|---|
| Facilités de crédit | **316 000 $** | 353 000 $ |
| Billets à moyen terme | **200 000** | 200 000 |
| Obligations découlant de contrats de location-acquisition | **8 485** | 8 800 |
| Autres dettes à long terme | **1 229** | 1 282 |
| Frais de financement reportés non amortis | **(3 257)** | (2 307) |
| | **522 457** | 560 775 |
| Moins la tranche échéant à moins d'un an | **1 381** | 1 363 |
| | **521 076 $** | 559 412 $ |

**Facilités de crédit**

Au 31 mars 2009, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (375,0 millions de dollars au 31 décembre 2008) auprès d'un syndicat de banques à charte canadiennes. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel,

des emprunts au taux de base américain, des emprunts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 30 septembre 2007, AltaGas a négocié une prorogation de l'échéance de sa facilité jusqu'au 30 septembre 2010.

Le 10 mars 2009, la Fiducie a obtenu une facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un syndicat de banques à charte canadiennes qui viendra à échéance le 13 août 2010 et qui remplacera la facilité de crédit venant à échéance le 28 septembre 2009. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au LIBOR ou des acceptations bancaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé.

Au 31 mars 2009, la Fiducie avait prélevé 316,0 millions de dollars (353,0 millions de dollars au 31 décembre 2008) sur les facilités. Le taux moyen des acceptations bancaires de la Fiducie au 31 mars 2009 était de 2,3 % (3,1 % au 31 décembre 2008). Le 29 avril 2009, la Fiducie a émis des billets à moyen terme de premier rang non garantis totalisant 200 millions de dollars (note 14). Selon les conditions de la facilité de crédit de 250 millions de dollars, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme de premier rang non garantis a servi à rembourser la facilité et à la réduire.

**Billets à moyen terme**
Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour un total de 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, et les intérêts sont payables semestriellement.

Le 19 janvier 2007, AltaGas a émis une tranche supplémentaire de 100,0 millions de dollars de billets à moyen terme de premier rang non garantis. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

**Facilité de lettres de crédit**
Au 31 mars 2009, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 mars 2009, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 67,7 millions de dollars (68,1 millions de dollars au 31 décembre 2008).

## 4. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie inclut l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu), la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie reste la même depuis 2008.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 31 mars 2009, ce ratio était de 33,6 % (37,8 % au 31 décembre 2008).

| | 31 mars 2009 | 31 décembre 2008 |
|---|---|---|
| **Dette** | | |
| Dette à court terme | **1 079 $** | 4 493 $ |
| Tranche de la dette à long terme échéant à moins d'un an | **1 381** | 1 363 |
| Dette à long terme | **521 076** | 559 412 |
| Débentures convertibles | **16 648** | 16 682 |
| | **540 184** | 581 950 |
| Avoir des porteurs de parts | **1 065 246** | 957 442 |
| Total de la structure du capital | **1 605 430 $** | 1 539 392 $ |
| Ratio d'endettement (%) | **33,6** | 37,8 |

Toutes les facilités d'emprunt sont assorties des restrictions habituelles pour ce type de facilités. Elles doivent être respectées à la fin de chaque trimestre civil. AltaGas a respecté ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

## 5. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel (LGN) et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

### Juste valeur des instruments financiers

Au 31 mars 2009, tous les dérivés, outre ceux qui correspondent à l'exception visant les achats, les ventes et l'usage ordinaires, sont portés aux bilans consolidés à leur juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs et des passifs financiers de la Fiducie se présentaient comme suit :

| | 31 mars 2009 | | 31 décembre 2008 | |
|---|---|---|---|---|
| **Sommaire des justes valeurs** | **Valeur comptable** | **Juste valeur** | Valeur comptable | Juste valeur |
| **Actifs financiers** | | | | |
| Détenus à des fins de transaction | | | | |
| Trésorerie et équivalents de trésorerie[1] | **24 009 $** | **24 009 $** | 18 304 $ | 18 304 $ |
| Gestion du risque – dérivés[2] | **67 419** | **67 419** | 49 270 | 49 270 |
| Couvertures de flux de trésorerie | | | | |
| Gestion du risque[2] | **73 781** | **73 781** | 74 720 | 74 720 |
| Prêts et créances | | | | |
| Débiteurs et autres actifs[1, 3] | **190 434** | **190 434** | 216 079 | 216 079 |
| Liquidités soumises à restrictions provenant des clients[1] | **27 940** | **27 940** | 24 369 | 24 369 |
| Disponibles à la vente | | | | |
| Placements à long terme et autres actifs | **10 000** | - | - | - |
| | **393 583 $** | **383 583 $** | 382 742 $ | 382 742 $ |

| | | | | |
|---|---|---|---|---|
| **Passifs financiers** | | | | |
| Détenus à des fins de transaction | | | | |
| Gestion du risque – dérivés[2] | **62 840 $** | **62 840 $** | 44 862 $ | 44 862 $ |
| Couvertures de flux de trésorerie | | | | |
| Gestion du risque[2] | **20 919** | **20 919** | 29 307 | 29 307 |
| Autres passifs financiers | | | | |
| Créditeurs et autres charges à payer[1, 4] | **156 999** | **156 999** | 216 502 | 216 502 |
| Dépôts de clients[1] | **27 940** | **27 940** | 24 369 | 24 369 |
| Dette à court terme | **1 079** | **1 079** | 4 493 | 4 493 |
| Dette à long terme[5] | **525 715** | **519 299** | 563 082 | 550 971 |
| Débentures convertibles | **16 648** | **16 511** | 16 682 | 16 334 |
| | **812 140 $** | **805 587 $** | 899 297 $ | 886 838 $ |

*[1] En raison de la nature ou de l'échéance à court terme de ces instruments financiers, leur valeur comptable se rapproche de leur juste valeur.*

*[2] La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

*[3] Exclut des impôts sur les bénéfices, des taxes de vente et des crédits d'émission totalisant 14 720 $ (11 907 $ au 31 décembre 2008).*

*[4] Exclut des impôts sur les bénéfices et des taxes de vente ainsi que des produits constatés d'avance totalisant 1 124 $ (3 655 $ au 31 décembre 2008).*

*[5] Comprend la tranche de la dette à long terme échéant à moins d'un an et exclut les frais de financement reportés de 3 257 $ (2 307 $ au 31 décembre 2008).*

**Sommaire du gain latent (de la perte latente) sur la gestion du risque**

| Trimestres terminés les 31 mars | 2009 | 2008 |
|---|---|---|
| Gaz naturel | **806 $** | 356 $ |
| LGN | **(160)** | 2 814 |
| Électricité | **131** | 106 |
| Énergie thermique | **(33)** | (188) |
| Swaps de taux d'intérêt | **637** | (1 933) |
| Change | **(746)** | (527) |
| | **635 $** | 628 $ |

**Sommaire du gain latent (de la perte latente) sur les dérivés désignés comme couvertures de flux de trésorerie (après impôts)**

| Trimestres terminés les 31 mars | 2009 | 2008 |
|---|---|---|
| LGN | **12 601 $** | 1 042 $ |
| Électricité | **23 304** | 1 968 |
| Contrat à terme sur obligations | **(2 864)** | - |
| Swaps de taux d'intérêt | **(373)** | - |
| Change | **4 138** | - |
| | **36 806 $** | 3 010 $ |

## 6. AVOIR DES PORTEURS DE PARTS

| | 31 mars 2009 | 31 décembre 2008 |
|---|---|---|
| Capital des porteurs de parts *(note 7)* | **957 380 $** | 850 992 $ |
| Surplus d'apport | **4 310** | 4 261 |
| Bénéfices cumulés | **711 271** | 673 736 |
| Débentures convertibles | **1 597** | 1 600 |
| Bons de souscription | **4 500** | 4 500 |
| Dividendes cumulés | **(41 114)** | (41 114) |
| Distributions aux porteurs de parts cumulées déclarées[1] | **(579 480)** | (538 227) |
| Distributions d'actions ordinaires de Utility Group | **(29 848)** | (29 848) |
| Rajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers | **(176)** | - |
| Cumul des autres éléments du résultat étendu | **36 806** | 31 542 |
| | **1 065 246 $** | 957 442 $ |

[1] *Les distributions aux porteurs de parts cumulées versées par la Fiducie au 31 mars 2009 s'élevaient à 565,3 millions de dollars (525,3 millions de dollars au 31 décembre 2008).*

## 7. CAPITAL DES PORTEURS DE PARTS

| **Parts de fiducie émises et en circulation** | Nombre de parts | Montant |
|---|---|---|
| 31 décembre 2008 | 69 761 778 | 835 957 $ |
| Parts émises au comptant à l'exercice d'options | 15 000 | 207 |
| Parts émises en vertu du régime de réinvestissement des distributions[1] | 670 375 | 9 668 |
| Parts émises contre des parts échangeables | 39 016 | 600 |
| Parts émises à la conversion des débentures convertibles | 1 217 | 33 |
| Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,1 millions de dollars et des impôts sur les bénéfices de 0,9 million de dollars) | 6 100 000 | 96 480 |
| **31 mars 2009** | **76 587 386** | **942 945 $** |

| **Parts échangeables émises et en circulation** | Nombre de parts | Montant |
|---|---|---|
| Émises par AltaGas LP #1 le 31 décembre 2008 | 2 143 173 | 15 035 $ |
| Parts d'AltaGas LP #1 rachetées contre des parts de fiducie | (39 016) | (600) |
| **31 mars 2009** | **2 104 157** | **14 435** |
| **Émises et en circulation au 31 mars 2009** | **78 691 543** | **957 380 $** |

[1] *Régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

| | Trimestres terminés les 31 mars | |
|---|---|---|
| **Nombre moyen pondéré de parts en circulation[1]** | **2009** | 2008 |
| Nombre de parts – de base | **75 601 862** | 65 064 354 |
| Instruments de capitaux propres dilutifs[2] | **915 288** | 942 050 |
| Nombre de parts – dilué | **76 517 150** | 66 006 404 |

[1] *Comprend les parts échangeables.*

[2] *Comprend les options, les débentures convertibles et les bons de souscription.*

La Fiducie a un régime d'options d'achat de parts dans le cadre duquel les employés et les administrateurs sont admissibles à recevoir des prêts. Au 31 mars 2009, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Au 31 mars 2009, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 mars 2009, les options en cours pouvaient être exercées à diverses dates sur une période d'au plus dix ans. Au 31 mars 2009, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,5 million de dollars (0,6 million de dollars au 31 décembre 2008).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

| | Options en cours | |
|---|---|---|
| | Nombre d'options | Prix d'exercice[1] |
| Options d'achat de parts en cours au 31 décembre 2008 | 2 972 250 | 26,36 $ |
| Attribuées | 7 000 | 16,26 |
| Exercées | (15 000) | 10,65 |
| Échues | (39 500) | 19,39 |
| **Options d'achat de parts en cours au 31 mars 2009** | **2 924 750** | **20,39 $** |
| **Options d'achat de parts exerçables au 31 mars 2009** | **699 513** | **26,02 $** |

[1] *Moyenne pondérée.*

Le tableau suivant résume le régime d'options d'achat de parts des employés au 31 mars 2009 :

| | Options en cours | | | Options exerçables | |
|---|---|---|---|---|---|
| | Nombre d'options en cours | Prix d'exercice moyen pondéré | Durée contractuelle restante moyenne pondérée | Nombre exerçable | Prix d'exercice |
| 5,00 – 7,00 $ | 9 000 | 6,10 $ | 1,20 | 9 000 | 6,10 $ |
| 7,01 – 15,50 $ | 1 371 500 | 14,20 | 9,65 | 12 500 | 9,86 |
| 15,51 – 25,08 $ | 736 500 | 24,08 | 8,31 | 234 846 | 24,24 |
| 25,09 – 29,50 $ | 807 750 | 27,68 | 7,65 | 443 167 | 27,83 |
| | 2 924 750 | 20,39 $ | 8,73 | 699 513 | 26,02 $ |

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains employés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au premier trimestre de 2009 à l'égard de ce régime a été de 0,9 million de dollars (1,3 million de dollars en 2008). Au 31 mars 2009, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 11,9 millions de dollars (18,4 millions de dollars au 31 décembre 2008).

## 8. RÉSULTAT PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

| | Trimestres terminés les 31 mars 2009 | 2008 |
|---|---|---|
| Numérateur : | | |
| Numérateur du résultat de base par part | 37 535 $ | 37 579 $ |
| Numérateur du résultat dilué par part | 37 775 $ | 37 839 $ |
| Dénominateur : | | |
| Nombre moyen pondéré de parts | 75 602 | 65 064 |
| Instruments de capitaux propres dilutifs[1] | 915 | 942 |
| Dénominateur du résultat dilué par part | 76 517 | 66 006 |
| Résultat de base par part | 0,50 $ | 0,58 $ |
| Résultat dilué par part | 0,49 $ | 0,57 $ |

[1] *Comprend les options, les débentures convertibles et les bons de souscription.*

## 9. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation, comme suit :

| | Trimestres terminés les 31 mars 2009 | 2008[1] |
|---|---|---|
| Débiteurs | 22 766 $ | 8 939 $ |
| Stocks | (360) | (709) |
| Autres actifs à court terme[2] | 63 | (263) |
| Créditeurs et charges à payer | (53 467) | (13 451) |
| Dépôts des clients | 3 923 | (6 376) |
| Produits constatés d'avance | 272 | 600 |
| Autres passifs à court terme | (8 568) | (4 471) |
| | (35 371) | (15 731) |
| Ajouter : augmentation (diminution) des coûts en capital à payer | 9 196 | (3 551) |
| Variation nette du fonds de roulement hors trésorerie lié à l'exploitation | (26 175) $ | (19 282) $ |

[1] *Certains postes peuvent ne pas correspondre à la variation nette indiquée au bilan consolidé en raison d'une acquisition.*
[2] *Exclut un billet à recevoir de 6,5 millions de dollars inclus dans les activités d'investissement en 2008.*

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

| | Trimestres terminés les 31 mars 2009 | 2008 |
|---|---|---|
| Intérêts payés | 7 681 $ | 5 242 $ |
| Impôts sur les bénéfices payés | 3 $ | 318 $ |

## 10. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Le coût des régimes à prestations déterminées est fondé sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de l'indexation salariale, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs. AltaGas a rajusté le passif actuariel de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

| | Trimestres terminés les 31 mars | |
|---|---|---|
| | **2009** | 2008 |
| Régime de retraite à cotisations déterminées | **566 $** | 521 $ |
| Régime de retraite à prestations déterminées | **170** | 225 |
| Régime de retraite complémentaire des dirigeants | **295** | 209 |
| | **1 031 $** | 955 $ |

## 11. OPÉRATION NON MONÉTAIRE

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie générée de 2009 à 2011 par le parc éolien de Bear Mountain. Au premier trimestre de 2009, les réductions d'émissions vérifiées reçues par AltaGas ont été utilisées aux fins de la conformité des ententes d'achat d'électricité (EAE) de Sundance B.

## 12. PASSIF ÉVENTUEL

La centrale de Sundance B a subi à la mi-décembre 2008 une panne attribuable au bris d'un ventilateur à tirage induit. La panne a réduit la capacité de production d'électricité de 50 %. L'exploitant de la centrale a informé AltaGas que, d'après les modalités de l'EAE, il estime qu'il s'agit d'un cas de force majeure compte tenu des fortes répercussions de l'incident et de la faible probabilité qu'il se produise. S'il s'agissait d'un cas de force majeure, l'incidence financière pour AltaGas se traduirait par une charge imputée au bénéfice d'exploitation pouvant atteindre 7,5 millions de dollars.

La direction d'AltaGas considère qu'il ne s'agit pas d'un cas de force majeure. Par le passé, les bris mécaniques ont été traités comme des questions d'entretien plutôt que des cas de force majeure. Par conséquent, la Fiducie n'a pas constaté la charge aux états financiers.

## 13. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

## 14. ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 29 avril 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 200 millions de dollars. Les billets portent intérêt à un taux nominal de 7,42 % et viennent à échéance le 29 avril 2014. Le produit net de l'émission a permis de réduire l'encours de la dette bancaire et a servi aux fins générales de l'entreprise. Par suite du remboursement de la dette bancaire, les facilités de crédit ont été réduites de 100 millions de dollars.

SEC File # 82-34911

## 15. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

**Extraction et transport** – usines de traitement des LGN et d'extraction de l'éthane et gazoducs de transport de gaz naturel et de LGN;

**Collecte et traitement sur place** – réseaux de collecte de gaz naturel et installations de traitement;

**Services énergétiques** – services de consultation en énergie et vente de gaz naturel et d'électricité;

**Production d'électricité** – production d'électricité par des centrales alimentées au charbon et au gaz, conformément à des ententes d'achat d'électricité et d'autres contrats, des centrales électriques alimentées au gaz, des projets de production d'électricité au fil de l'eau et par éoliennes en développement;

**Siège social** – coûts liés à la prestation de services généraux et frais généraux de l'entreprise, placements dans des entités ouvertes et fermées, actifs de l'entreprise et incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

| **Trimestre terminé le 31 mars 2009** | Extraction et transport | Collecte et traitement sur place | Services énergétiques | Gaz – total partiel | Production d'électricité | Siège social | Élimination inter-sectorielle | Total |
|---|---|---|---|---|---|---|---|---|
| Produits | 97 562 $ | 35 061 $ | 185 124 $ | 317 747 $ | 49 294 $ | 571 $ | (13 690) $ | 353 922 $ |
| Gain latent sur gestion du risque | - | - | - | - | - | 635 | - | 635 |
| Coût des produits vendus | (52 973) | (1 667) | (179 051) | (233 691) | (21 755) | - | 13 036 | (242 410) |
| Charges d'exploitation et d'administration | (14 667) | (22 941) | (3 083) | (40 691) | (1 466) | (8 344) | 654 | (49 847) |
| Amortissement | (7 214) | (7 275) | (444) | (14 933) | (1 991) | (626) | - | (17 550) |
| Intérêts débiteurs | - | - | - | - | - | (5 704) | - | (5 704) |
| Bénéfice (perte) avant impôts sur les bénéfices | 22 708 $ | 3 178 $ | 2 546 $ | 28 432 $ | 24 082 $ | (13 468) $ | - | 39 046 $ |
| Ajouts nets (réductions nettes) : | | | | | | | | |
| Immobilisations[1] | 6 055 $ | 2 382 $ | 4 214 $ | 12 651 $ | 11 946 $ | 1 166 $ | - | 25 763 $ |
| Placement à long terme et autres actifs[2] | - | - | - | - | 9 659 $ | 594 $ | - | 10 253 $ |
| Écart d'acquisition | 143 725 $ | 115 $ | - $ | 143 840 $ | - $ | - | - | 143 840 $ |
| Actifs sectoriels | 1 040 806 $ | 497 981 $ | 131 019 $ | 1 669 806 $ | 289 859 $ | 197 415 $ | - | 2 157 080 $ |

[1] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 8 599 $.*

[2] *Comprend des opérations hors trésorerie de 253 $.*

SEC File # 82-34911

| Trimestre terminé le 31 mars 2008 | Extraction et transport | Collecte et traitement sur place | Services énergétiques | Gaz – total partiel | Production d'électricité | Siège social | Élimination inter-sectorielle | Total |
|---|---|---|---|---|---|---|---|---|
| Produits | 108 960 $ | 34 353 $ | 266 134 $ | 409 447 $ | 51 634 $ | 1 361 $ | (18 619) $ | 443 823 $ |
| Gain latent sur gestion du risque | - | - | - | - | - | 628 | - | 628 |
| Coût des produits vendus | (63 412) | (2 747) | (262 704) | (328 863) | (23 203) | - | 18 363 | (333 703) |
| Charges d'exploitation et d'administration | (14 649) | (20 428) | (3 078) | (38 155) | (653) | (8 595) | 256 | (47 147) |
| Amortissement | (6 208) | (6 856) | (527) | (13 591) | (1 838) | (572) | - | (16 001) |
| Intérêts débiteurs | - | - | - | - | - | (6 999) | - | (6 999) |
| Bénéfice (perte) avant impôts sur les bénéfices | 24 691 $ | 4 322 $ | (175) $ | 28 838 $ | 25 940 $ | (14 177) $ | - | 40 601 $ |
| Ajouts nets (réductions nettes) : | | | | | | | | |
| Immobilisations[1] | 559 242 $ | 31 085 $ | 1 062 $ | 591 389 $ | 55 253 $ | 633 $ | - | 647 275 $ |
| Ententes, contrats et relations de services énergétiques | 66 000 | - | - | 66 000 | 18 000 | - | - | 84 000 |
| Placement à long terme et autres actifs[2] | - | - | - | - | 4 861 | (46 935) | - | (42 074) |
| Écart d'acquisition | 124 658 $ | 215 $ | - | 124 873 $ | - | - | - | 124 873 $ |
| Actifs sectoriels | 997 323 $ | 495 875 $ | 141 194 $ | 1 634 392 $ | 216 432 $ | 144 828 $ | - | 1 995 652 $ |

[1] *Comprend des opérations hors trésorerie et des actifs acquis par suite d'acquisition d'entreprises comptabilisés à titre d'acquisition de placements à long terme à l'état des flux de trésorerie de 596 144 $.*

[2] *Comprend des opérations hors trésorerie et exclut les actifs acquis par suite d'acquisition d'entreprises comptabilisés à titre d'acquisition de placements à long terme à l'état des flux de trésorerie de 302 680 $.*

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | AltaGas Income Trust |
| Symbol : | ALA.UN |
| Reporting Period: | 05/01/2009 - 05/31/2009 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 76,804,911 | As at : | 05/01/2009 |

| | Effect on Issued & Outstanding Securities |
|---|---|
| Employee Trust Unit Option Plan #1 (10%) April 27, 2006 | 0 |
| DRIP Plan #1 - Trust Units | 109,504 |
| DRIP Plan #2 - Exchangeable LP Units | 11 |
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 76,914,426 |

**Employee Trust Unit Option Plan #1 (10%) April 27, 2006**

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Opening Balance:** | **2,915,000** | As at : | 05/01/2009 |

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 05/26/2009 | N | | | 1,500 | |

**Filer's comment**

February 1, 2008 options cancelled due to employee departure

| | | | | | |
|---|---|---|---|---|---|
| Totals | | 0 | 0 | 1,500 | 0 |

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Closing Balance:** | **2,913,500** | As at : | 05/31/2009 |

**DRIP Plan #1 - Trust Units**

| | | | |
|---|---|---|---|
| **Opening Reserve** | **1,680,009** | As at : | 05/01/2009 |

| Effective Date | Securities Listed | Securities Issued |
|---|---|---|
| 05/15/2009 | | 109,504 |
| Totals | 0 | 109,504 |

| | | | |
|---|---|---|---|
| **Closing Reserve:** | **1,570,505** | As at : | 05/31/2009 |

**DRIP Plan #2 - Exchangeable LP Units**

| | | | |
|---|---|---|---|
| **Opening Reserve** | **704,160** | As at : | 05/01/2009 |

| Effective Date | Securities Listed | Securities Issued |
|---|---|---|
| 05/15/2009 | | 11 |
| Totals | 0 | 11 |

| | | | |
|---|---|---|---|
| **Closing Reserve:** | **704,149** | As at : | 05/31/2009 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Tammy Belsham |
| Phone: | 403-691-7575 |
| Email: | tammy.belsham@altagas.ca |
| Submission Date: | 06/04/2009 |
| Last Updated: | 06/04/2009 |

**BY SEDAR** May 27, 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar under the Securities Act (Prince Edward Island)
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador

Dear Sirs/Mesdames:

**Re: AltaGas Income Trust (the "Trust")**
**Preliminary Short Form Base Shelf Prospectus**
**Qualification Certificate**

In connection with the filing of a preliminary short form base shelf prospectus of the Trust dated May 27, 2009 and in accordance with Section 4.1(a)(ii) of National Instrument 44-101 - *Short Form Prospectus Distributions* ("NI 44-101"), the undersigned hereby confirms on behalf of the Trust that, relying on the qualification criteria set forth in Section 2.2 of NI 44-101, the Trust is qualified to file a prospectus in the form of a short form prospectus for the distribution of its securities in all of the provinces of Canada (the "Jurisdictions"), as it has satisfied each of the criteria set forth in Sections 2.2(a) through (e) of NI 44-101 and all of the material incorporated by reference in the preliminary short form base shelf prospectus has been filed in the Jurisdictions.

**ALTAGAS INCOME TRUST by ALTAGAS GENERAL PARTNER INC.**

Per: "*Debbie Stein*"

Name: Debbie Stein
Title: Vice President Finance and Chief Financial Officer

SEC File # 82-34911

**Prospectus préalable de base**

*Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chaque province du Canada visé, toutefois, ce document n'est pas encore dans sa forme définitive en vue du placement de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être placés avant que l'autorité en valeurs mobilières n'ait visé le prospectus simplifié.*

***Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée*** Securities Act of 1933, ***dans sa version modifiée (la « Loi de 1933 »), ou des lois sur les valeurs mobilières de quelque État. Par conséquent, ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à une personne des États Unis (au sens donné au terme*** U.S. Person ***dans le*** Regulation S ***pris en application de la Loi de 1933) à moins d'être inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières applicables des États, ou à moins de faire l'objet d'une dispense de ces exigences d'inscription.. Le présent prospectus simplifié ne constitue ni une offre de vente ni la sollicitation d'une offre d'achat de ces titres aux États Unis d'Amérique . Voir « Mode de placement ».***

*Le présent prospectus simplifié a été déposé dans chacune des provinces du Canada selon un régime permettant d'attendre après qu'il soit dans sa version définitive pour déterminer certains renseignements concernant les titres offerts et d'omettre ces renseignements dans le prospectus simplifié. Ce régime exige que soit transmis aux souscripteurs un supplément de prospectus contenant les renseignements omis, dans un certain délai à compter de la souscription.*

***L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada.*** *On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de l'émetteur, au 1700, 355 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575 ou sur le site Internet de Sedar, à l'adresse suivante : www.sedar.com.*

| Nouvelle émission | PROSPECTUS SIMPLIFIÉ PROVISOIRE | Le 27 mai 2009 |
|---|---|---|

AltaGas

**ALTAGAS INCOME TRUST**
**500 000 000 $**
**Parts de fiducie**
**Titres d'emprunt**

AltaGas Income Trust (la « **Fiducie** ») peut occasionnellement offrir et émettre des parts de fiducie ou des titres d'emprunt non garantis (collectivement, les « **titres** »), jusqu'à concurrence d'un prix d'offre global de 500 000 000 $ (ou l'équivalent dans quelque autre devise utilisée pour libeller les titres) au cours de la période de validité de 25 mois du présent prospectus préalable de base simplifié (le présent « **prospectus** »), dans sa version modifiée.

Les titres peuvent être offerts à des prix et selon des modalités devant être établis en fonction des conditions du marché au moment de la vente et qui seront énoncés dans le supplément de prospectus préalable connexe (un « **supplément de prospectus** »).

Les modalités précises de tout placement de titres figureront dans un supplément de prospectus, notamment, le cas échéant : i) dans le cas de parts de fiducie, le nombre de parts offertes et le prix d'offre; et ii) dans le cas de titres d'emprunt, la désignation, le capital global maximal, le cas échéant, la devise, l'échéance, le prix d'offre, s'il s'agit de titres d'emprunt portant intérêt ou non, le taux d'intérêt ou le mode de calcul du taux d'intérêt, les modalités de rachat, les droits de conversion ou d'échange, le cas échéant, et toutes autres modalités propres aux titres d'emprunt. Un supplément de prospectus peut inclure d'autres modalités propres aux titres qui s'inscrivent dans les paramètres énoncés dans le présent prospectus.

Tous les renseignements pouvant être omis dans le présent prospectus en vertu des lois applicables seront présentés dans un ou plusieurs suppléments de prospectus qui seront transmis aux souscripteurs avec le présent prospectus. Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts, avec le présent prospectus, et sera réputé intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières à la date de ce supplément de prospectus et uniquement aux fins du placement des titres auxquels se rapporte ce supplément de prospectus.

La Fiducie peut vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes ou par leur intermédiaire, et directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Voir « Mode de placement ». Le supplément de prospectus se rapportant à un placement de titres en particulier identifiera chacun des preneurs fermes, courtiers ou placeurs pour compte, selon le cas, engagés par la Fiducie dans le cadre du placement et de la vente des titres et énoncera les modalités du placement de ces titres, y compris le mode de placement, le produit revenant à la Fiducie et les frais, escomptes et toute autre rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte, ainsi que toutes autres modalités importantes du mode de placement.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à stabiliser ou à fixer leur cours à un niveau supérieur au cours qui serait formé sur le marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Voir « Mode de placement ».

Les parts de fiducie de la Fiducie sont inscrites à la cote de la Bourse de Toronto sous le symbole « ALA.UN ». **Il n'existe actuellement aucun marché pour la négociation des titres d'emprunt et les souscripteurs pourraient être incapables de revendre ces titres émis aux termes du présent prospectus. Cela pourrait avoir un effet sur le cours des titres sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des titres et l'étendue des obligations réglementaires de l'émetteur.**

Le taux de rendement d'un placement dans les parts de fiducie de la Fiducie sur une période donnée n'est pas nécessairement comparable au taux de rendement d'un placement dans des titres à revenu fixe qui offrent un rendement du capital sur la même période. Le recouvrement d'un placement initial dans les parts de fiducie de la Fiducie n'est pas garanti, et le rendement prévu d'un tel placement repose sur plusieurs hypothèses de rendement. Même si la Fiducie entend faire des distributions de son encaisse disponible aux porteurs de parts de fiducie (les « **porteurs de parts** »), ces distributions en espèces peuvent être réduites ou interrompues. Le montant réellement distribué tiendra à plusieurs facteurs, notamment : les résultats financiers des filiales de la Fiducie, les prix de l'électricité, la réglementation, les conditions climatiques, les clauses restrictives et les obligations, les besoins au titre du fonds de roulement, les besoins de capitaux futurs et le nombre de parts de fiducie en circulation. De plus, le cours des parts de fiducie peut se détériorer, voire sensiblement, si la Fiducie n'est pas en mesure de respecter éventuellement ses objectifs de distribution.

**Un placement dans les titres comporte des risques. Il est fortement recommandé aux épargnants d'examiner les facteurs de risque particulièrement susceptibles de toucher le secteur d'activité dans lequel ils investissent. Voir « Facteurs de risque », notamment « Risques inhérents aux entités en exploitation de la Fiducie » aux pages 58 à 61 de la notice annuelle (au sens des présentes). Il est également important que les épargnants tiennent compte des facteurs de risque liés à la structure et aux parts de la Fiducie. Voir « Facteurs de risque », notamment « Risques liés à la Fiducie et aux parts de la Fiducie » aux pages 53 à 58 de la notice annuelle. Ces rubriques décrivent également l'appréciation de la Fiducie de ces facteurs de risque de même que les conséquences possibles pour un épargnant.**

Le rendement d'un placement dans des parts de fiducie pour un porteur de parts, aux fins de l'impôt sur le revenu canadien, peut se composer d'un rendement du capital et d'un remboursement de capital. Cette composition peut varier au fil du temps, modifiant ainsi le rendement après impôts pour un épargnant. La Fiducie s'attend à ce que la quasi-totalité des distributions en espèces aux porteurs de parts constitue des rendements du capital. Les rendements du capital sont généralement imposés à titre de revenu ordinaire ou de dividendes entre les mains d'un porteur de parts. Les remboursements de capital sont généralement à imposition différée pour les porteurs de parts qui sont des résidents du Canada aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la « **LIR** ») (et réduisent le prix de base rajusté des parts de fiducie pour ce porteur aux fins de la LIR). Les remboursements de capital à un porteur de parts qui n'est pas un résident du Canada aux fins de la LIR ou qui est une société de personnes qui n'est pas une « société de personnes canadienne » au sens de la LIR peuvent être assujettis à une retenue d'impôt canadien. Les porteurs de parts éventuels devraient consulter leurs propres conseillers en fiscalité quant aux incidences fiscales canadiennes applicables à leur propre situation.

**Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et elles ne sont pas assurées en vertu de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, car elle n'exerce aucune activité d'une société de fiducie ni n'a l'intention d'en exercer.**

**Standard & Poor's Ratings Services (« S&P ») et DBRS Limited (« DBRS ») ont respectivement accordé à la Fiducie une note de stabilité de SR-3 et de STA-3 (moyen). Les notes de stabilité de S&P vont de SR-1, la note la plus élevée, à SR-7, la note la plus faible. Celles de DBRS vont de STA-1, la note la plus élevée, à STA-7, la note la plus faible. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB avec perspectives stables à la Fiducie et DBRS a attribué une note de BBB (bas) avec une tendance positive aux billets à moyen terme en circulation de la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P vont de AA, la note la plus élevée, à CC, la note la plus faible. Les notes attribuées aux titres d'emprunt à long terme par DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible. Les notes de stabilité, les notes de solvabilité de l'émetteur à long terme et les notes attribuées aux titres d'emprunt à long terme ne constituent pas une recommandation d'acheter, de vendre ou de détenir des titres et peuvent être révisées ou retirées par S&P ou DBRS à tout moment. Voir « Notation ».**

Le bureau principal et le siège social de la Fiducie sont situés au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1. AltaGas General Partner Inc., filiale en propriété exclusive de la Fiducie, agit à titre de délégué du fiduciaire de la Fiducie, et AltaGas Ltd., à titre d'administrateur de la Fiducie. Leur bureau principal et leur siège social respectif sont aussi situés à l'adresse mentionnée ci-dessus.

**TABLE DES MATIÈRES**

## GLOSSAIRE

Les définitions qui suivent s'appliquent au présent prospectus.

« **AltaGas** » AltaGas Ltd., société formée par voie de fusion aux termes de la LCSA, filiale indirecte de la Fiducie et, par suite de la fusion, successeur d'AltaGas Services;

« **AltaGas LP #1** » AltaGas Holding Limited Partnership No. 1, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas LP #2** » AltaGas Holding Limited Partnership No. 2, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas Services** » AltaGas Services Inc., prédécesseur d'AltaGas avant la fusion;

« **arrangement** » l'arrangement, en vertu de l'article 192 de la LCSA, visant entre autres AltaGas Services, la Fiducie, Holding Trust, le commandité, AltaGas LP #1 et AltaGas LP #2, aux termes duquel les activités d'AltaGas Services ont été réorganisées pour former une fiducie de revenu entrant en vigueur le 1er mai 2004;

« **commandité** » AltaGas General Partner Inc., société constituée sous le régime de la LCSA, en tant que filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP #1 et d'AltaGas LP #2;

« **contrat de vote et d'échange fiduciaires** » le contrat de vote et d'échange fiduciaires intervenu en date du 1er mai 2004 entre la Fiducie, AltaGas LP #1, AltaGas LP #2 et le fiduciaire chargé du vote et de l'échange, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **convention de fiducie** » la convention de fiducie intervenue en date du 12 mai 2005, dans sa version modifiée et complétée de temps à autre, entre la Fiducie et le fiduciaire des billets prévoyant l'émission des titres d'emprunt aux termes des présentes;

« **déclaration de fiducie** » la déclaration de fiducie intervenue en date du 26 mars 2004 entre le constituant et le fiduciaire aux termes de laquelle la Fiducie a été créée, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **fiduciaire** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la déclaration de fiducie;

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes du contrat de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de ce contrat et conformément à celui-ci;

« **fiduciaire des billets** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la convention de fiducie, et tout successeur ou remplaçant de celle-ci;

« **flux de trésorerie de la Fiducie** » pour une période de distribution, ou à l'égard de celle-ci : i) tous les montants en espèces que la Fiducie reçoit pour la période de distribution, ou à l'égard de celle-ci, notamment les intérêts, les dividendes, les distributions, le produit tiré de la distribution de titres et les remboursements de capital et de la dette; plus ii) le produit tiré de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de distribution et, s'il y a lieu, de l'utilisation du

produit tiré d'une telle émission aux fins prévues; moins iii) la somme A) de tous les montants ayant trait au rachat des parts de fiducie qui sont devenus payables en espèces par la Fiducie au cours de la période de distribution et les frais engagés par la Fiducie au cours de la période de distribution; et B) des autres montants (notamment les impôts et les taxes) devant être déduits, retenus ou versés par la Fiducie ou relativement à celle-ci au cours de la période de distribution en question conformément à la loi ou à la déclaration de fiducie;

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta dont les droits de propriété véritables sont détenus par la Fiducie;

« **LCSA** » la *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, ch. C-44, en sa version modifiée à l'occasion, y compris son règlement d'application;

« **LGN** » des liquides de gaz naturel;

« **notice annuelle** » la notice annuelle de la Fiducie datée du 9 mars 2009 pour l'exercice terminé le 31 décembre 2008;

« **part à droit de vote spécial** » la part à droit de vote spécial de la Fiducie, émise par cette dernière et déposée auprès du fiduciaire chargé du vote et de l'échange à laquelle se rattache un nombre de droits de vote (chacun de ces droits de vote correspondant à ceux rattachés à une part de fiducie) correspondant au nombre de parts échangeables en circulation détenues par des porteur inscrits, autres que la Fiducie et les membres de son groupe;

« **parts échangeables** » les parts de société en commandite de catégorie B d'AltaGas LP #1;

« **période de distribution** » chaque mois civil, ou toute autre période que peut déterminer à l'occasion le commandité pour le compte du fiduciaire à compter du premier jour du mois en question, inclusivement, jusqu'au dernier jour de ce mois, inclusivement; et

« **porteurs de parts** » les porteurs de parts de fiducie de la Fiducie.

Dans le présent prospectus simplifié, les montants en dollars sont exprimés en dollars canadiens, à moins d'indication contraire.

## MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent prospectus ainsi que les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs. Dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, les expressions « peut », « devrait », « pourrait », « a l'intention de », « prévoit », « projette », « croit », « compte », « estime » et « s'attend à ce que », et d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. En particulier, le présent prospectus et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait, de façon générale, aux objectifs commerciaux, à la croissance, aux résultats d'exploitation, au rendement, aux projets commerciaux et aux débouchés prévus ainsi qu'aux résultats financiers et ayant trait, plus particulièrement, à ce qui suit : au calendrier, à la mise sur pied et à la capacité des projets de développement d'énergie renouvelable de la Fiducie, à la croissance attendue des activités gazières et énergétiques en général, à la viabilité à long terme du BSOC, aux répercussions des approbations des autorités de réglementation, aux avantages offerts par l'infrastructure d'extraction diversifiée de la Fiducie, aux attentes relatives aux prix de l'électricité et aux répercussions éventuelles du ralentissement de la croissance en Alberta, aux attentes concernant la demande de sources d'énergie propres, au calendrier et à l'élaboration des programmes d'immobilisations de la Fiducie, au potentiel global des projets de développement hydroélectriques au fil de l'eau de la Fiducie, au calendrier et au montant des dépenses prévues pour les programmes d'immobilisations de la Fiducie et à l'amélioration des rendements opérationnels et financiers découlant de ces programmes, au calendrier de réalisation de certaines modernisations, aux attentes concernant les niveaux d'activités de production et à la demande pour les installations et les services de collecte et de traitement, aux attentes concernant les inducteurs de croissance des secteurs d'activité de la Fiducie. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes et hypothèses, notamment aux changements à la concurrence sur le marché, aux faits nouveaux d'ordre gouvernemental ou réglementaire, à la modification des lois fiscales et à la conjoncture économique en général, ainsi qu'aux autres facteurs décrits à la rubrique « Facteurs de risque ». De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie varient par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, notamment ceux énoncés ci-dessus. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si l'un ou plusieurs de ces risques ou incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent varier de façon importante par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi tels qu'ils sont prévus ou estimés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne se rapportent qu'à la date du présent prospectus ou à celle indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, à moins que la législation en valeurs mobilières applicable ne l'exige.

## DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus et les documents qui y sont intégrés par renvoi, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie »» pour désigner l'encaisse distribuable aux porteurs de parts. La direction de la Fiducie estime que les flux de trésorerie de la Fiducie donnent une bonne indication du rendement de la Fiducie et une indication de l'encaisse qui pourra être distribué aux porteurs de parts. Les « flux de trésorerie de la Fiducie » ne constituent pas une mesure reconnue par les principes comptables généralement reconnus au Canada (les « **PCGR** ») et ceux-ci ne prévoient pas de définition normalisée à leur égard. Ils constituent plutôt des montants calculés conformément aux conditions de la

déclaration de fiducie. Par conséquent, les flux de trésorerie de la Fiducie pourraient ne pas être comparables à des mesures semblables présentées par d'autres émetteurs. Les épargnants sont avertis que les flux de trésorerie de la Fiducie ne devraient pas être considérés comme interchangeables avec le bénéfice net, les flux de trésorerie provenant des activités d'exploitation ou d'autres mesures du rendement financier calculés conformément aux PCGR.

## DOCUMENTS INTÉGRÉS PAR RENVOI

**L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada.** On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi et du dossier d'information auprès du vice-président, chef du contentieux et secrétaire d'AltaGas au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575. On peut également obtenir ces documents par Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), à l'adresse www.sedar.com.

Les documents d'information de la Fiducie énumérés ci-après et déposés auprès des diverses commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada sont expressément intégrés au présent prospectus par renvoi et en font partie intégrante étant entendu que ces documents ne sont pas intégrés par renvoi dans la mesure où leur contenu a été modifié ou remplacé par une déclaration contenue dans le présent prospectus ou un autre document ultérieurement déposé qui est également intégré par renvoi au présent prospectus :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2008 et 2007, de même que le rapport des vérificateurs s'y rapportant, et le rapport de gestion pour l'exercice terminé le 31 décembre 2008;

b) la notice annuelle;

c) la circulaire d'information de la direction datée du 3 mars 2009 et relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie qui a eu lieu le 21 avril 2009;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les trimestres terminés les 31 mars 2009 et 2008, et le rapport de gestion pour le trimestre terminé le 31 mars 2009;

e) la déclaration de changement important de la Fiducie datée du 4 février 2009 concernant le placement par voie de prise ferme de 6 100 000 parts de fiducie;

f) la déclaration de changement important de la Fiducie datée du 29 avril 2009 et concernant le parachèvement de l'émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang.

Les déclarations de changement important (sauf les déclarations de changement important confidentielles), les états financiers consolidés intermédiaires comparatifs non vérifiés, et le rapport de gestion, les états financiers consolidés comparatifs vérifiés ainsi que le rapport des vérificateurs s'y rapportant, les circulaires de sollicitation de procurations, les notices annuelles, les déclarations d'acquisition d'entreprise ainsi que les suppléments de prospectus indiquant des renseignements

supplémentaires ou mis à jour déposés par la Fiducie auprès des commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada après la date du présent prospectus et avant la fin du placement sont réputés être intégrés par renvoi au présent prospectus.

Dès que la Fiducie dépose une nouvelle notice annuelle et les états financiers consolidés annuels vérifiés connexes, ainsi que le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes et, s'il y a lieu, que ces dernières les acceptent pendant la durée du présent prospectus, la notice annuelle antérieure, les états financiers consolidés annuels vérifiés antérieurs et le rapport de gestion s'y rapportant, et tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant, les circulaires d'information, les déclarations de changement important et les déclarations d'acquisition d'entreprise déposés par la Fiducie avant le début de son exercice au cours duquel la nouvelle notice annuelle a été déposée, sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

Dès que la Fiducie dépose des états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes pendant la durée du présent prospectus, tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant déposés avant les nouveaux états financiers consolidés intermédiaires non vérifiés sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

**Toute information énoncée dans le présent prospectus ou dans un document intégré ou réputé intégré aux présentes par renvoi est réputée modifiée ou remplacée, aux fins du présent prospectus, dans la mesure où l'information énoncée aux présentes ou dans tout autre document déposé ultérieurement qui est aussi intégré ou réputé intégré aux présentes par renvoi la modifie ou la remplace. L'information qui modifie ou qui remplace n'a pas à indiquer qu'elle a modifié ou remplacé une information antérieure ni n'a à inclure toute autre information mentionnée dans le document qu'elle modifie ou qu'elle remplace. Toute information ainsi modifiée ou remplacée n'est pas réputée, sauf pour le texte qui la modifie ou la remplace, faire partie intégrante du présent prospectus.**

Les ratios mis à jour de la couverture par les bénéfices seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus ou en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent prospectus aux fins du placement des titres d'emprunt.

Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts avec le présent prospectus et sera réputé être intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières applicables à la date de ce supplément et uniquement aux fins du placement des titres offerts auxquels se rapporte ce supplément de prospectus.

## ALTAGAS INCOME TRUST

### Généralités

La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée aux termes de la déclaration de fiducie. Le bureau principal et siège social de la Fiducie est situé au 1700, 355 - 4th Avenue S.W., Calgary (Alberta) T2P 0J1. L'exploitation et les activités

de la Fiducie se limitent notamment à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier (ou investir dans) des titres de quelque nature ou sorte que ce soit du Holding Trust, du commandité, d'AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux (ou des titres émis par eux), ou des titres de toute autre société par actions, société de personnes, fiducie ou autre personne (ou des titres émis par elles) qui participe, directement ou indirectement, à des activités (ou qui louent, exploitent ou sont propriétaires d'éléments d'actif ou de biens) se rapportant à la collecte, au traitement, au transport, à l'extraction, à l'achat, à l'entreposage ou à la vente de pétrole, de gaz naturel, de LGN ou d'autres produits connexes, d'électricité ou d'autres formes d'énergie et à des activités connexes; faire d'autres investissements que le fiduciaire peut déterminer, emprunter des fonds et émettre des titres d'emprunt, directement ou indirectement, à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à celles qui précèdent et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire, étant entendu que la Fiducie s'abstiendra en tout temps d'entreprendre une activité, de prendre une mesure ou de faire un investissement qui ferait en sorte que la Fiducie ne soit pas considérée comme une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » aux fins de la LIR ou que les parts de la Fiducie soient considérées comme des « biens étrangers » aux fins de la LIR ou encore que la Fiducie elle-même soit redevable d'un impôt aux termes de la partie XI de la LIR.

Les porteurs de parts sont les seuls bénéficiaires de la Fiducie. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie.

**Commandité**

Le délégué du fiduciaire est le commandité, qui est également le commandité d'AltaGas LP #1 et d'AltaGas LP #2. Le conseil d'administration du commandité a aussi le pouvoir de gérer les activités et les affaires d'AltaGas, ou de superviser leur gestion, au terme d'une convention unanime des actionnaires.

Le bureau principal et le siège social du commandité sont situés au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

**Activités de la Fiducie**

La Fiducie, par l'entremise de ses filiales en exploitation, est une entreprise d'infrastructure gazière et énergétique exerçant ses activités dans quatre secteurs principaux : l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques ainsi que la production d'électricité. Le secteur de l'extraction et du transport est composé des participations d'AltaGas dans des usines d'extraction d'éthane et de LGN, qui traitent le gaz naturel en vue d'extraire et de récupérer l'éthane et les LGN, et des réseaux de transport de gaz naturel et de LGN, qui livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval. Le secteur de collecte et de traitement sur place comprend des gazoducs de collecte et des installations de traitement du gaz naturel de même que des investissements d'AltaGas dans des activités liées à la collecte et au traitement sur place. Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement. Celles-ci retirent du gaz naturel les impuretés et certains composants d'hydrocarbures puis compressent le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval. Le secteur des services énergétiques est composé de deux activités principales : les services de gestion de l'énergie et les services gaziers. Dans le cadre des activités liées à la gestion de l'énergie, on offre des services de gestion des approvisionnements et de consultation en énergie à des utilisateurs finaux non résidentiels et on s'occupe de leur approvisionnement en gaz et en électricité. Dans le cadre des activités liées aux services gaziers, on achète et revend du gaz naturel, et on conclue des ententes de transport et de stockage. Le secteur de production d'électricité est composé des participations d'AltaGas dans la production d'une centrale de base alimentée au charbon, d'une participation

véritable de 25 % dans une centrale au fil de l'eau de 7 MW et d'une capacité de pointe alimentée au gaz de 39 MW. Le secteur comprend également le parc éolien de Bear Mountain, qui est actuellement en construction, et d'autres projets d'énergie renouvelable qu'AltaGas cherche à développer.

## STRUCTURE DU CAPITAL CONSOLIDE

Le seul changement important visant les parts de fiducie et le capital d'emprunt de la Fiducie sur une base consolidée depuis le 31 mars 2009 a été l'émission de billets à moyen terme de premier rang non garantis, finalisée le 29 avril 2009, d'un montant en capital de 200 millions de dollars à un taux d'intérêt nominal de 7,42 % et venant à échéance le 29 avril 2014.

## EMPLOI DU PRODUIT

Le produit net qui sera tiré de la vente de titres par la Fiducie correspondra au prix d'offre, déduction faite des frais et ou de la rémunération versée dans le cadre du placement visé de parts de fiducie ou de titres d'emprunt. Sauf indication contraire dans un supplément de prospectus, le produit net tiré de la vente de titres sera affecté aux fins générales de la Fiducie, au remboursement de la dette et au financement des immobilisations. Le montant du produit net qui sera affecté à l'une ou l'autre de ces fins sera indiqué dans un supplément de prospectus. La Fiducie peut occasionnellement émettre des titres (y compris des titres d'emprunt) autrement qu'aux termes du présent prospectus.

## NOTATION

Les notes de stabilité visent à donner l'avis d'une agence de notation quant à la stabilité et la durabilité relatives des distributions d'une fiducie de revenu par rapport à d'autres fiducies de revenu canadiennes notées. S&P et DBRS ont respectivement accordé à la Fiducie une note de stabilité de SR-3 et de STA-3 (moyen).

D'après l'échelle de notation de stabilité de S&P, une note de stabilité de SR-3 indique que la Fiducie présente un haut niveau de stabilité des distributions en espèces par rapport à d'autres fiducies de revenu canadiennes notées. Selon l'échelle de notation de stabilité de DBRS, une note de stabilité de STA-3 indique une bonne stabilité et durabilité des distributions par part. DBRS subdivise ses catégories de notation en haut, moyen et bas pour indiquer la position relative des fiducies de revenu dans la catégorie de notation. Les notes de stabilité tiennent compte de sept principaux facteurs d'exploitation et caractéristiques sectorielles, soit la qualité de l'actif, la marge de manœuvre financière, la taille et la position sur le marché, la diversification, la commandite et la croissance. On tient en outre compte de certains éléments structurels ou contractuels qui peuvent éliminer ou atténuer les risques ou autres facteurs potentiellement négatifs. Une note de stabilité n'est pas une recommandation d'acheter, de vendre ou de détenir des titres et peut être révisée ou retirée par S&P ou DBRS à tout moment.

Les notes de solvabilité de l'émetteur visent à donner l'avis d'une agence de notation quant à la capacité financière générale d'un débiteur de payer ses obligations financières. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB- avec perspectives stables à la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P vont de AA, la note la plus élevée, à CC, la note la plus faible. D'après l'échelle de notation de solvabilité de l'émetteur à long terme de S&P, un débiteur noté BBB présente une capacité raisonnable de respecter ses engagements financiers. Une conjoncture économique défavorable ou un revirement de situation sont toutefois davantage susceptibles de réduire la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CC peuvent être modifiées par l'ajout d'un signe (+) ou (-) indiquant la position relative dans la catégorie de notation principale.

Les notes attribuées aux titres d'emprunt à long terme par DBRS visent à fournir une indication du risque qu'un emprunteur ne puisse acquitter entièrement ses obligations dans les délais requis, tant à l'égard des intérêts que du capital. DBRS a attribué une note de BBB (bas) avec une tendance positive aux billets à moyen terme en circulation de la Fiducie. Les notes attribuées aux titres d'emprunt à long terme par DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible. D'après l'échelle de notation de DBRS, une dette à long terme notée BBB présente une qualité de crédit adéquate. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est relativement vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il existe d'autres conditions défavorables qui réduisent la solidité de l'entité et de ses titres notés. Les modificateurs « haut » ou « bas » servent à indiquer la position relative dans une catégorie de notes donnée.

Ni une note de solvabilité de l'émetteur ni une note attribuée aux titres d'emprunt à long terme ne constitue une recommandation d'acheter, de vendre ou de détenir des titres puisqu'elle ne porte pas sur leur cours ou leur pertinence pour un épargnant en particulier, et qu'elle peut être révisée ou retirée par S&P ou DBRS, respectivement, à tout moment.

## COUVERTURE PAR LES BÉNÉFICES

Les ratios de couverture par les bénéfices suivants ont été calculés sur une base consolidée et se fondent sur de l'information financière vérifiée, dans le cas de la période de 12 mois terminée le 31 décembre 2008, et non vérifiée, dans le cas de la période de 12 mois terminée le 31 mars 2009, selon les principes comptables généralement reconnus au Canada. La couverture par les bénéfices des titres d'emprunt à court terme et à long terme, compte tenu du placement de titres de participation réalisé le 10 février 2009 et du placement de billets à moyen terme réalisé le 29 avril 2009, s'établissait à 5,4 fois pour la période de 12 mois terminée le 31 décembre 2008 et, compte tenu du placement de billets à moyen terme du mois d'avril, à 5,0 fois pour la période de 12 mois terminée le 31 mars 2009. Ces ratios ne tiennent pas compte de l'émission de titres d'emprunt aux termes du présent prospectus. Si des titres d'emprunt assortis d'une durée à l'échéance supérieure à un an sont offerts aux termes du présent prospectus et d'un supplément de prospectus, le supplément de prospectus présentera des ratios de couverture par les bénéfices tenant compte de l'émission de ces titres.

## DESCRIPTION DES PARTS DE FIDUCIE

### Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne à son porteur le droit d'exprimer une voix à chaque assemblée des porteurs de parts ou à l'égard des résolutions écrites des porteurs de parts et représente une participation effective indivise et égale dans les distributions de la Fiducie (distributions de revenus, de gains en capital réalisés nets ou d'autres montants) et dans les actifs nets de la Fiducie en cas de dissolution ou de liquidation de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel entre elles, sans discrimination, préférence ou priorité, quelles que soient leur date réelle ou leurs conditions réelles d'émission. Chaque part de fiducie est cessible, n'est assujettie à aucun droit de conversion ou de préemption et donne à son porteur le droit d'exiger de la Fiducie qu'elle rachète la totalité ou une partie des parts de fiducie qu'il détient.

### Émission de parts de fiducie

La déclaration de fiducie prévoit que les parts de fiducie, notamment les titres échangeables, les droits, les bons de souscription, les options ou les autres titres convertibles en parts de fiducie ou échangeables

contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments établis par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout genre de titres d'emprunt ou de titres d'emprunt convertibles de la Fiducie aux conditions, aux personnes et pour la contrepartie établies par le fiduciaire.

**Parts à droit de vote spécial**

La déclaration de fiducie permet la création de parts à droit de vote spécial qui autoriseront la Fiducie à accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement en vue d'autoriser les porteurs de titres échangeables émis par AltaGas LP #1 et AltaGas LP #2 à voter aux assemblées des porteurs de parts. La part à droit de vote spécial créée et émise en vertu de l'arrangement a été émise au fiduciaire chargé du vote et de l'échange. Le porteur d'une part à droit de vote spécial, notamment le fiduciaire chargé du vote et de l'échange à l'égard de la part à droit de vote spécial, n'a le droit à aucune participation dans les distributions ou dans l'actif net de la Fiducie et n'a le droit d'exercer aux assemblées des porteurs de parts que le nombre de votes correspondant au nombre de parts de fiducie contre lesquelles les titres échangeables afférents à cette part à droit de vote spécial sont échangeables ou en lesquelles ces titres sont convertibles.

Selon les conditions du contrat de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange au profit de chaque personne qui a reçu des parts échangeables aux termes de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts selon les directives des porteurs de parts échangeables. Toutefois, si les porteurs de parts échangeables ne donnent aucune directive à cet égard, les droits de vote rattachés à ces parts dans la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et restrictions que peut établir le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit qu'à l'échange des parts échangeables contre des parts de fiducie, le droit de vote rattaché à la part à droit de vote spécial sera éliminé à l'égard de ces parts échangeables.

**Distributions**

Aux termes de la déclaration de fiducie, la Fiducie doit verser des distributions en espèces chaque mois civil (ou toute autre période établie par le fiduciaire) aux porteurs de parts. Ces distributions correspondront à la totalité ou à une partie des flux de trésorerie de la Fiducie. Les sommes en espèces que reçoit la Fiducie de ses filiales seront gérées par le commandité compte tenu du revenu net consolidé de la Fiducie, des exigences consolidées de croissance et de maintien du capital de la Fiducie, des exigences consolidées de remboursement de la dette de la Fiducie et d'autres facteurs. Le commandité compte maximiser les sommes en espèces que reçoit la Fiducie de ses filiales en tenant compte de ces divers facteurs.

Les distributions à l'égard d'un mois donné seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence prévue en matière de distributions. La distribution pour un mois donné sera versée à la date de versement de la distribution prévue. En outre, la déclaration de fiducie prévoit que, si nécessaire, le 31 décembre de chaque exercice, la Fiducie distribuera un montant supplémentaire de façon à ce qu'elle ne soit pas tenue de payer l'impôt sur le revenu ordinaire pour cet exercice.

Pour obtenir de plus amples renseignements sur les parts de fiducie, notamment des renseignements sur les restrictions visant les porteurs de parts non résidents, le droit de rachat afférent aux

parts de fiducie, les assemblées des porteurs de parts et les modifications de la déclaration de Fiducie, voir « Déclaration de fiducie et description des parts » aux pages 39 à 44, inclusivement, de la notice annuelle.

## DESCRIPTION DES TITRES D'EMPRUNT

Les titres d'emprunt seront émis aux termes de la convention de fiducie. Le texte qui suit est un résumé général des modalités de la convention de fiducie, notamment certaines modalités et dispositions générales des titres d'emprunt pouvant être émis en vertu de la convention de fiducie et à l'égard desquels un supplément de prospectus sera déposé. Ce résumé est donné sous réserve des dispositions détaillées de la convention de fiducie auxquelles il y a lieu de se reporter, notamment les définitions de certains termes qui y sont utilisés, ainsi que pour de plus amples renseignements concernant les titres d'emprunt. Un exemplaire de la convention de fiducie peut être consulté aux bureaux de la Fiducie à Calgary (Alberta) pendant les heures normales de bureau au cours de la période de placement des titres d'emprunt. On peut également consulter la convention de fiducie sur le site Internet de SEDAR (www.sedar.com). Les modalités et dispositions propres aux titres d'emprunt offerts par un supplément de prospectus, et la mesure dans laquelle les modalités et dispositions générales décrites ci-après peuvent s'y appliquer, seront décrites dans le supplément de prospectus déposé à l'égard de ces titres d'emprunt.

### Généralités

La convention de fiducie prévoit que le capital global des titres d'emprunt autorisé est illimité et que les titres d'emprunt peuvent être occasionnellement émis en une ou plusieurs séries. Les titres d'emprunt ne seront pas garantis et constitueront des obligations non subordonnées de la Fiducie.

Certaines modalités propres à chaque émission de titres d'emprunt, de même que les modifications ou ajouts aux modalités générales des titres d'emprunt décrites aux présentes pouvant s'appliquer à une émission de titres d'emprunt en particulier, seront décrites dans le supplément de prospectus relatif au placement de ces titres d'emprunt.

Il y a lieu de se reporter au supplément de prospectus pour les modalités applicables suivantes des titres d'emprunt qui y sont offerts et pour de plus amples renseignements s'y rapportant :

a) la désignation, le capital global, les coupures autorisées et les dates d'échéance propres aux titres d'emprunt;

b) le taux ou les taux d'intérêt, soit un taux fixe, soit un taux variable, et les montants payables à l'égard du capital des titres d'emprunt et la prime, le cas échéant, sur les titres d'emprunt;

c) les clauses restrictives relatives au paiement du capital et de l'intérêt des titres d'emprunt et d'autres clauses restrictives applicables à ces titres d'emprunt qui lieront la Fiducie;

d) la date ou les dates auxquelles l'intérêt court, les dates auxquelles l'intérêt est payable et les dates de référence pour l'intérêt payable à toute date de paiement de l'intérêt;

e) l'endroit ou les endroits où le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ceux-ci, seront payables;

f) la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres d'emprunt peuvent être rachetés, en totalité ou en partie, au gré de la Fiducie;

g) l'obligation, le cas échéant, de la Fiducie de racheter, d'acheter ou de rembourser les titres d'emprunt aux termes de dispositions, notamment relatives à un rachat obligatoire ou à un fonds d'amortissement, ou au gré de leurs porteurs; et la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres de créance sont rachetés ou achetés, en totalité ou en partie, aux termes de cette obligation ou au gré de leurs porteurs;

h) les dispositions relatives à la conversion des titres d'emprunt en parts de fiducie ou en d'autres titres de la Fiducie ou de ses filiales;

i) la devise ou les devises (soit le dollar canadien, soit une autre devise) en lesquelles les titres d'emprunt seront libellés et le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ces titres d'emprunt seront payables;

j) l'application, le cas échéant, des dispositions d'extinction des titres d'emprunt;

k) la possibilité, le cas échéant, d'acquérir des titres de la Fiducie ou d'un autre émetteur par voie de conversion ou d'échange des titres d'emprunt.

Les titres d'emprunt peuvent être émis en tant que titres d'emprunt à escompte d'émission initiale (ne portant pas intérêt ou portant intérêt à un taux inférieur aux taux du marché au moment de l'émission) à des prix inférieurs à leur capital déclaré.

**Rang**

Les titres d'emprunt constitueront des obligations directes, non garanties de la Fiducie et, sous réserve de certaines exceptions énoncées dans la convention de fiducie, auront égalité de rang avec toutes les autres dettes non subordonnées et non garanties actuelles et futures de la Fiducie.

**Forme des titres d'emprunt**

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis uniquement sous forme de billets globaux entièrement nominatifs (les « **billets globaux** ») devant être détenus par Services de dépôt et de compensation CDS Inc. (« **CDS** »), ou pour son compte, en tant que dépositaire pour ses adhérents (au sens donné ci-dessous) et seront immatriculés au nom de CDS ou de son prête-nom. Les titres représentés par des billets globaux ne seront pas émis sous forme définitive à moins i) que la Fiducie, à son gré, ne choisisse de préparer et de livrer les billets définitifs (les « **billets définitifs** »), ii) que CDS n'avise la Fiducie qu'elle ne veut pas ou ne peut pas continuer d'être dépositaire à l'égard d'un billet global, iii) que CDS ne cesse d'être admissible en qualité de dépositaire et que la Fiducie ne puisse trouver un successeur compétent, ou iv) que les porteurs d'au moins 25 % des titres d'emprunt, après la survenance d'un cas de défaut qui se poursuit aux termes de la convention de fiducie, ne demandent que les titres d'emprunt soient émis en tant que billets définitifs.

Les participations véritables dans les billets globaux, constituant la propriété des titres d'emprunt, seront représentées par des comptes d'inscription en compte d'institutions agissant pour le compte des propriétaires de titres d'emprunt, en tant qu'adhérents directs et indirects (les « **adhérents** ») de CDS.

Chaque acheteur d'un titre d'emprunt représenté par un billet global recevra un avis d'exécution de l'achat du courtier auprès duquel le titre d'emprunt a été acheté conformément aux pratiques et procédures de ce courtier. Ces pratiques peuvent varier d'un courtier à l'autre mais, généralement, les avis d'exécution sont émis sans délai après l'exécution de l'ordre d'un client. CDS sera responsable d'établir et de maintenir les comptes d'inscription en compte pour ses adhérents ayant des participations dans les billets globaux.

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis en coupures de 5 000 $ et en multiples de 1 000 $ au-dessus de ce montant.

**Transfert des titres d'emprunt**

Les transferts de propriété des titres d'emprunt représentés par des billets globaux se feront par l'intermédiaire de registres tenus par CDS ou son prête-nom pour ces billets globaux (relativement aux participations des adhérents) et dans les registres des adhérents (relativement aux participations d'autres personnes que les adhérents). À moins que les titres d'emprunt ne soient émis en tant que billets définitifs, les porteurs de titres d'emprunt qui ne sont pas adhérents au service d'inscription en compte de CDS, mais qui désirent acheter, vendre ou autrement transférer la propriété des titres d'emprunt, ne peuvent le faire que par l'intermédiaire des adhérents au service d'inscription en compte de CDS.

La capacité d'un propriétaire d'un titre d'emprunt représenté par un billet global de donner en gage ou de prendre d'autres mesures relativement à son titre d'emprunt (autrement que par l'intermédiaire d'un adhérent) peut être limitée du fait qu'il n'existe aucun certificat immatriculé à son nom.

**Paiement du capital, de la prime et des intérêts**

Les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur chaque billet global seront versés à CDS ou à son prête-nom, selon le cas, en tant que porteur inscrit du billet global. Tant que CDS ou son prête-nom est le porteur inscrit d'un billet global, CDS ou son prête-nom, selon le cas, sera considérée l'unique propriétaire du billet global aux fins de recevoir les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur ce billet global et à toutes les autres fins aux termes de ce billet global. La date de référence pour le paiement de l'intérêt sera le dixième jour ouvrable avant la date de paiement d'intérêt applicable.

La Fiducie croit savoir que CDS ou son prête-nom, sur réception de tout paiement d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, à l'égard d'un billet global, créditera les comptes des adhérents, à la date du paiement de l'intérêt, s'il en est, ou du capital et de la prime, s'il en est, des sommes proportionnelles à leur participation respective dans le capital de ce billet global comme en font foi les registres de CDS ou de son prête-nom. La Fiducie croit savoir en outre que les paiements d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, par les adhérents aux propriétaires véritables de ce billet global détenu par l'intermédiaire de ces adhérents seront régis par des directives permanentes et des pratiques usuelles, comme c'est le cas pour des titres détenus au porteur pour le compte de clients ou immatriculés au nom d'une maison de courtage, et seront la responsabilité de ces adhérents. La responsabilité et l'obligation de la Fiducie à l'égard des paiements sur les billets globaux se limitent uniquement et exclusivement, lorsque les titres d'emprunt sont représentés par un billet global, au paiement des intérêts, s'il en est, et du capital et de la prime, s'il en est, exigibles sur ce billet global à CDS ou à son prête-nom. La Fiducie n'aura aucune responsabilité ou obligation à l'égard de tout aspect des registres relativement aux participations véritables dans le billet global ou pour la tenue, la supervision ou l'examen des registres relativement à ces participations véritables.

Si la date d'exigibilité du paiement d'intérêt, s'il en est, ou du capital ou de la prime, s'il en est, sur tout titre d'emprunt n'est pas un jour ouvrable au lieu du paiement, ce paiement sera effectué le prochain jour ouvrable, et le porteur d'un tel titre d'emprunt n'aura pas droit à d'autres intérêts ni à d'autres paiements à l'égard de ce retard.

**Modification**

La convention de fiducie prévoit que la Fiducie et le fiduciaire des billets peuvent faire des conventions complémentaires comportant des modifications et changements à celle-ci aux fins : a) d'ajouter ou de modifier des clauses restrictives de la Fiducie afin de protéger les porteurs de titres d'emprunt ou à leur profit, ou afin de prévoir d'autres cas de défaut; b) d'ajouter des dispositions compatibles avec la convention de fiducie à l'égard de questions en découlant, notamment apporter à la forme des titres d'emprunt des modifications qui n'en modifient pas le fond; étant entendu que, de l'avis du fiduciaire des billets, ces dispositions et modifications ne portent pas atteinte aux intérêts des porteurs de titres d'emprunt; c) d'attester la succession; d) d'établir les modalités et conditions rattachées à une émission de titres d'emprunt; e) de donner effet à une résolution spéciale (au sens donné ci-après) des porteurs de titres d'emprunt; f) d'apporter des modifications à la convention de fiducie afin de respecter la législation applicable; et g) à toutes autres fins compatibles avec la convention de fiducie.

La convention de fiducie prévoit également que les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier ont le pouvoir de modifier les droits des porteurs de titres d'emprunt ou des porteurs de titres d'emprunt d'une série en particulier, selon le cas, aux termes de la convention de fiducie. À cette fin, entre autres, la convention de fiducie renferme des dispositions visant à rendre exécutoires pour les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier les résolutions adoptées par les porteurs d'au moins 66 ⅔ % du capital global des titres d'emprunt ou des titres d'emprunt d'une série en particulier qui sont présents en personne ou représentés par procuration à une assemblée ou à une assemblée de série, selon le cas, ou les actes écrits signés par les porteurs d'au moins 66 ⅔ % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant droit de vote (une « **résolution spéciale** »). Le quorum pour les assemblées des porteurs de titres d'emprunt ou les assemblées de série des porteurs de titres d'emprunt d'une série en particulier auxquelles une résolution spéciale sera examinée est constitué des porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant alors droit de vote. Dans certaines circonstances, si les porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier ne sont pas représentés à l'assemblée ou à l'assemblée de série, l'assemblée ou l'assemblée de série est alors ajournée et, si elle est dûment convoquée à nouveau conformément aux modalités de la convention de fiducie, alors les porteurs représentés à la reprise de l'assemblée ou de l'assemblée de série constituent le quorum adéquat pour étudier, voter et adopter une résolution spéciale.

## MODE DE PLACEMENT

La Fiducie peut offrir et vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes, ou par leur intermédiaire, et également vendre les titres directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Le placement des titres peut être effectué à l'occasion en une ou plusieurs opérations à prix fixe ou à prix variable. S'ils sont offerts à prix variable, les titres peuvent être offerts aux cours en vigueur au moment de la vente, à des prix liés à ces cours en vigueur ou à des prix négociés avec les souscripteurs au moment de la vente, lesquels prix peuvent varier d'un souscripteur à l'autre et pendant la durée du placement.

Le supplément de prospectus relatif à chaque placement de titres donnera l'identité de chacun des preneurs fermes, des courtiers ou des placeurs pour compte, selon le cas, et énoncera également les modalités du placement, notamment le type de titres offerts, le prix d'offre (ou le mode de calcul du prix d'offre dans le cas d'un placement à prix variable), le produit revenant à la Fiducie et la rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte.

Dans le cas d'une vente par l'intermédiaire de preneurs fermes, les preneurs fermes souscriront les titres pour leur propre compte et pourront les revendre occasionnellement en une ou plusieurs opérations, notamment des opérations négociées, à un prix d'offre fixe ou à des prix variables fixés au moment de la vente, aux cours en vigueur au moment de la vente ou à des prix liés à ces cours en vigueur. Les obligations des preneurs fermes de souscrire ces titres seront subordonnées à certaines conditions suspensives, et les preneurs fermes seront tenus de souscrire la totalité des titres offerts par le supplément de prospectus s'ils souscrivent l'un d'eux.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des titres à un niveau supérieur au cours qui serait formé sur un marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Les preneurs fermes, courtiers ou placeurs pour compte à qui ou par l'intermédiaire de qui les titres sont vendus par la Fiducie en vue de leur placement et de leur vente au public peuvent tenir un marché pour la négociation des titres à tout moment sans avis. Aucune garantie ne peut être donnée quant au développement d'un marché pour la négociation des titres ni quant à la liquidité d'un tel marché.

Les titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée *Securities Act of 1933*, dans sa version modifiée (la « Loi de 1933 »), ou des lois sur les valeurs mobilières de quelque État. Par conséquent, ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à une personne des États Unis (au sens donné au terme *U.S. Person* dans le *Regulation S* pris en application de la Loi de 1933), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières applicables des États.

## FACTEURS DE RISQUE

Un placement dans les titres comporte différents risques, notamment les risques inhérents au secteur d'activité dans lequel la Fiducie fait affaire. Avant de décider d'investir ou non dans des titres, les épargnants devraient examiner attentivement les risques intégrés par renvoi dans le présent prospectus (y compris les documents qui y sont ultérieurement intégrés par renvoi) et ceux décrits dans un supplément de prospectus propre à un placement de titres.

Les documents d'information que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières qui sont intégrés par renvoi au présent prospectus renferment des exposés sur certains facteurs de risque inhérents à l'activité de la Fiducie. Voir plus particulièrement la rubrique « Facteurs de risque » dans la notice annuelle et les « Risques associés à l'activité » dans la description de chacun des secteurs d'activité de la Fiducie dans le rapport de gestion. Avant d'investir, les souscripteurs éventuels de titres devraient examiner attentivement les renseignements inclus ou intégrés par renvoi dans le présent prospectus.

## QUESTIONS D'ORDRE JURIDIQUE

Sauf indication contraire dans un supplément de prospectus, certaines questions d'ordre juridique concernant les titres offerts au moyen d'un supplément de prospectus seront examinées, pour le compte de

la Fiducie, par Stikeman Elliott S.E.N.C.R.L., s.r.l. Si des preneurs fermes, des courtiers ou des placeurs pour compte désignés dans un supplément de prospectus retiennent les services de leurs propres conseillers juridiques pour examiner les questions d'ordre juridique concernant les titres, l'identité des conseillers juridiques sera indiquée dans le supplément de prospectus.

## VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, Calgary (Alberta).

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est Société de fiducie Computershare du Canada, à ses principaux bureaux situés à Toronto et à Calgary.

## INTERETS DES EXPERTS

Les associés et avocats-salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l., en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % de toute catégorie de titres de la Fiducie. Le cabinet Ernst & Young s.r.l./S.E.N.C.R.L., comptables agréés, a confirmé qu'il est indépendant au sens des règles de conduite professionnelle (*Rules of Professional Conduct*) de l'Institute of Chartered Accountants of Alberta.

## DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

**RAPPORT DES VÉRIFICATEURS**

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du ● 2009 relatif à l'admissibilité aux fins de placement de parts de fiducie et de titres d'emprunt de la Fiducie d'un capital pouvant atteindre 500 000 000 $. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus préalable de base simplifié susmentionné notre rapport aux porteurs de parts de la Fiducie sur les bilans consolidés de la Fiducie aux 31 décembre 2008 et 2007 et les états consolidés des résultats et des bénéfices cumulés ainsi que des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2008. Notre rapport est daté du 24 février 2009.

Calgary, Canada
Le ● mai 2009

Comptables agréés

## ATTESTATION DE LA FIDUCIE

Le 27 mai 2009

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constituera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du présent prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres, conformément à la législation en valeurs mobilières de chacune des provinces du Canada.

ALTAGAS INCOME TRUST
par : ALTAGAS GENERAL
PARTNER INC., délégué du
fiduciaire d'AltaGas Income Trust

(signé) David W. Cornhill
Chef de la direction

(signé) Deborah S. Stein
Chef des finances

Au nom du conseil d'administration
d'ALTAGAS GENERAL
PARTNER INC.

(signé) Robert B. Hodgins
Administrateur

(signé) Myron F. Kanik
Administrateur

SEC File # 82-34911

**Base Shelf Prospectus**

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

*This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1700, 355 - 4 Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com.*

New Issue — PRELIMINARY SHORT FORM PROSPECTUS — May 27, 2009

AltaGas

**ALTAGAS INCOME TRUST**
**$500,000,000**
**Trust Units**
**Debt Securities**

AltaGas Income Trust (the "**Trust**") may from time to time offer and issue trust units or unsecured debt securities (collectively, the "**Securities**"), up to an aggregate offering price of $500,000,000 (or its equivalent in any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (this "**prospectus**"), including any amendments hereto, remains effective.

The Securities may be offered at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "**prospectus supplement**").

The specific terms of any offering of Securities will be set forth in a prospectus supplement including, where applicable: (i) in the case of trust units, the number of units offered and the offering price; and (ii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such Securities to which the prospectus supplement pertains.

The Trust may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan

of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Trust in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Trust and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The trust units of the Trust are listed on the Toronto Stock Exchange under the symbol "ALA.UN". **There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of the issuer regulation.**

A rate of return on an investment in the trust units of the Trust over a defined period may not be comparable to the rate of return on an investment in a fixed-income security that provides a return on capital over the same period. The recovery of an initial investment in the trust units of the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of trust units ("**Unitholders**"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the subsidiaries of the Trust, electricity prices, regulation, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of trust units outstanding. In addition, the market value of the trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

**Investing in the Securities involves risk. It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing. See, for example, the risk factors set out under "Risks Inherent in the Trust's Operating Entities" on pages 55 to 58 of the AIF (as defined herein). It is also important for an investor to consider the particular risk factors associated with the Trust's structure and the trust units of the Trust. See, for example, the risk factors set out under "Risks Relating to the Trust and the Units of the Trust" on pages 50 to 55 of the AIF. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.**

The return from an investment in trust units to Unitholders, for Canadian income tax purposes, can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. The Trust expects that substantially all of the cash distributions to Unitholders will be returns on capital. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the *Income Tax Act* (Canada) (the "**Act**") (and reduce such Unitholder's adjusted cost base in the trust unit for purposes of the Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Act or is a partnership that is not a "Canadian partnership" for purposes of the Act may be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances.

**The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.**

**Standard & Poor's Ratings Services ("S&P") has assigned a stability rating of SR-3 to the Trust and DBRS Limited ("DBRS") has assigned a stability rate of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7. S&P has assigned a long term issuer credit rating of BBB with a stable outlook to the Trust and DBRS has assigned a rating of BBB (low) with a positive trend to the Trust's outstanding medium term notes. S&P's long term issuer**

**credit ratings range from a high of AA to a low of CC. DBRS' ratings for long term debt range from a high of AAA to a low of D. Stability ratings, long term issuer credit ratings and long term debt ratings are not a recommendation to buy, sell or hold securities and are subject to revision or withdrawal by S&P or DBRS at any time. See "Ratings".**

The Trust's head and principal offices are located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1. AltaGas General Partner Inc., a wholly-owned subsidiary of the Trust, acts as the delegate of the trustee of the Trust, and AltaGas Ltd. acts as the administrator of the Trust. Their head and registered offices are located at the same address.

**TABLE OF CONTENTS**

## GLOSSARY

In this prospectus, the following terms have the meanings set forth below.

"**AIF**" means the annual information form of the Trust dated March 9, 2009 for the year ended December 31, 2008;

"**AltaGas**" means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

"**AltaGas LP #1**" means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas LP #2**" means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

"**AltaGas Services**" means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

"**Arrangement**" means the arrangement, under the provisions of section 192 of the CBCA, involving among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

"**Cash Flow of the Trust**" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less (iii) the sum of (A) all amounts which relate to the redemption of trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (B) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

"**Exchangeable Units**" means Class B limited partnership units of AltaGas LP #1;

"**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**NGLs**" means natural gas liquids;

"**Note Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Trust Indenture, and any successor thereto or replacement thereof;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one trust unit) equal to the number of outstanding Exchangeable Units held by registered holders, other than the Trust and its affiliates;

"**Trust Indenture**" means the trust indenture dated as of May 12, 2005, as amended and supplemented from time to time, between the Trust and the Note Trustee providing for the issuance of debt securities hereunder;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of trust units of the Trust;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts set forth in this prospectus are expressed in Canadian dollars unless otherwise indicated.

## NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results generally and the following statements specifically: the timing, development and capacity of Trust's renewable energy development projects, expected growth in the gas and power business in general, the long-term viability of the WCSB, the impact of regulatory approvals, the advantages afforded by the Trust's diverse extraction infrastructure, expectations regarding power prices and the potential impact of slowing growth in Alberta, expectations regarding demand for clean energy sources, the timing and development of the Trust's capital programs, the total potential from the Trust's run-of-river hydro development projects, the timing and quantum of anticipated expenditures on, and the financial and operational performance improvements resulting from, the Trust's capital programs, the timing of completion of certain upgrades, expectations with respect to levels of producer activity and demand for gathering and processing facilities and services, expectations as to the drivers of growth in the Trust's business segments. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, changes in market competition; governmental or regulatory developments; changes in tax legislation; general economic conditions; and the other factors described under "Risk Factors". Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus and the documents incorporated by reference herein, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus or the documents incorporated by reference herein should not be unduly relied upon. Such statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

## DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. Management of the Trust believes that Cash Flow of the Trust is a useful indication of the performance of the Trust and an indicator of cash that will be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2008 and 2007 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2008;

(b) the AIF;

(c) the information circular dated March 3, 2009 relating to the Annual and Special Meeting of Unitholders of the Trust held on April 21, 2009;

(d) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the three months ended March 31, 2009 and 2008, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2009;

(e) the material change report of the Trust dated February 4, 2009 with respect to a bought deal offering of 6,100,000 trust units; and

(f) the material change report of the Trust dated April 29, 2009 with respect to the completion of the $200 million issue of senior unsecured medium-term notes.

Any material change reports (except confidential material change reports), unaudited interim comparative consolidated financial statements and accompanying management's discussion and analysis, audited comparative consolidated financial statements and the auditors' report thereon, information circulars, annual information forms, business acquisition reports and prospectus supplements disclosing additional or updated information, filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this prospectus and before the termination of the offering, are deemed to be incorporated by reference in this prospectus.

Upon a new annual information form and related audited annual consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management's discussion and analysis and all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, information

circulars, material change reports and business acquisition reports filed by the Trust prior to the commencement of the Trust's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Upon unaudited interim consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

**Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.**

Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such offered Securities to which the prospectus supplement pertains.

## ALTAGAS INCOME TRUST

### General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust's operations and activities are restricted but include among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto; engaging in all activities ancillary or incidental to any of these activities; and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time, provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a

"mutual fund trust" for purposes of the Tax Act or the Trust units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

The Unitholders are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

**General Partner**

The delegate of the Trustee is the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

The General Partner's head and registered offices are located at 1700, 355 – 4$^{th}$ Avenue S.W., Calgary, Alberta T2P 0J1.

**Business of the Trust**

The Trust, indirectly through its operating subsidiaries, is in the natural gas and power energy infrastructure business and operating primarily in four business segments: Extraction and Transmission, Field Gathering and Processing, Energy Services and Power Generation. The Extraction and Transmission segment consists of AltaGas' interests in ethane and NGL extraction plants, which process natural gas to extract and recover ethane and NGLs, and natural gas and NGL transmission systems, which deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines. The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities as well as AltaGas' investments in businesses ancillary to the field gathering and processing business. The gathering systems move natural gas from producing wells to processing facilities and the processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation. The Energy Services segment consists of two main businesses: energy management services and gas services. The energy management business provides energy consulting and supply management services and arranges gas and power supply for non-residential end-users and the gas services business buys and resells natural gas, transportation and storage. The Power Generation segment consists of AltaGas' interests in coal-fired base-load generation, an effective 25 percent interest in a 7-megawatt run-of-river hydroelectric project and 39-megawatt gas-fired peaking capacity. The segment also includes the Bear Mountain Wind Park currently being constructed and other renewable energy projects that AltaGas is seeking to develop.

## CONSOLIDATED CAPITALIZATION

The only material change in the trust unit and loan capital of the Trust on a consolidated basis since March 31, 2009 was the issue of $200 million principal amount of senior unsecured medium-term notes, with a coupon rate of 7.42% maturing on April 29, 2014, completed on April 29, 2009.

## USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities by the Trust will be the issue price less any commission paid in connection therewith and expenses relating to the particular offering of trust units or debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general trust purposes, to repay indebtedness and to fund capital expenditures. The amount of net proceeds to be used for any such purpose will be set forth in a prospectus

supplement. The Trust may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

## RATINGS

Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts. S&P has assigned a stability rating of SR-3 to the Trust and DBRS has assigned a stability rate of STA-3 (middle) to the Trust.

According to the S&P stability rating system, a stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds. According to the DBRS stability rating system, a stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. DBRS further separates the ratings into high, middle and low to indicate where within the rating category the income trusts fall. Stability ratings take into consideration seven main factors of operational and industry characteristics, asset quality, financial flexibility, size and market position, diversification, sponsorship and growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. A stability rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by S&P or DBRS at any time.

Issuer credit ratings are intended to convey the opinion of a rating agency in respect of an obligor's overall financial capacity to pay its financial obligations. S&P has assigned a long term issuer credit rating of BBB with a stable outlook to the Trust. S&P's long term issuer credit ratings range from a high of AA to a low of CC. According to the S&P long term issuer credit rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS long term debt ratings are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS has assigned a rating of BBB (low) with a positive trend to the Trust's outstanding medium term notes. DBRS' ratings for long term debt range from a high of AAA to a low of D. According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category.

Neither an issuer credit rating nor a rating on long term debt is a recommendation to purchase, sell or hold securities, as such does not comment on market price or suitability for a particular investor, and is subject to revision or withdrawal by S&P or DBRS, respectively, at any time.

## EARNINGS COVERAGE

The following earnings coverage ratios have been calculated on a consolidated basis and are derived from audited, in the case of the 12 month period ended December 31, 2008, and unaudited, in the case of the 12 month period ended March 31, 2009, financial information based on Canadian generally accepted accounting principles. The earnings coverage on short-term and long-term debt for the 12 month period ended December 31, 2008, after giving effect to the equity offering completed on February

10, 2009 and the medium-term note offering completed on April 29, 2009, was 5.4 times and for the 12 month period ended March 31, 2009 was 5.0 times after giving effect to the medium-term note offering in April. Such ratios do not give effect to the issue of any debt securities pursuant to this prospectus. If debt securities having a term to maturity in excess of one year are offered under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

## DESCRIPTION OF TRUST UNITS

### Trust Units

An unlimited number of trust units may be created and issued pursuant to the Declaration of Trust. Each trust unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the trust units held by such holder.

### Issuance of Units

The Declaration of Trust provides that trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

### Special Voting Units

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Units issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Units. However, if no instructions are provided by the holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Units for trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Units.

**Distributions**

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

For additional information in respect of the trust units, including information respecting limitations on non-resident ownership, the redemption right attached to the trust units, meetings of Unitholders and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 37 through 42, inclusive, of the AIF.

## DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the Trust Indenture. The following is a general summary of the terms of the Trust Indenture, including certain general terms and provisions of debt securities that may be issued under the Trust Indenture in respect of which a prospectus supplement will be filed. The summary is subject to the detailed provisions of the Trust Indenture to which reference is hereby made, including the definitions of certain terms used herein, and for other information regarding the debt securities. A copy of the Trust Indenture may be reviewed at the offices of the Trust in Calgary, Alberta during normal business hours during the period of distribution of any debt securities. The Trust Indenture may also be viewed on SEDAR at www.sedar.com. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities.

**General**

The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series thereunder. The debt securities will be unsecured and will be unsubordinated obligations of the Trust.

Certain terms of each issue of debt securities, as well as any modifications of or additions to the general terms of the debt securities as described herein that may be applicable to a particular issue of debt securities, will be described in the prospectus supplement relating to the offering of such debt securities.

Reference is made to the prospectus supplement for the following applicable terms of, and information relating to, the debt securities being offered thereby:

(a) the specific designation, aggregate principal amount, authorized denominations and maturity dates of the debt securities;

(b) the rate or rates of interest, which may be a fixed rate or floating rate, and the amounts payable in respect of principal and premium, if any, on the debt securities;

(c) covenants relating to the payment of principal and interest on the debt securities and other covenants applicable to such debt securities to which the Trust will be bound;

(d) the date or dates from which interest shall accrue, the dates on which interest shall be payable and the record dates for the interest payable on any interest payment date;

(e) the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

(f) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at the option of the Trust;

(g) the obligation, if any, of the Trust to redeem, purchase or repay the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof; and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(h) provisions relating to the conversion of the debt securities for trust units or other securities of the Trust or its subsidiaries;

(i) the currency or currencies (which may be in the Canadian dollar or in any other currency) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j) the application, if any, of any defeasance provisions to the debt securities; and

(k) whether the debt securities may be exchanged or converted into securities of the Trust or another issuer.

The debt securities may be issued as original issue discount debt securities (bearing no interest, or interest at a rate that at the time of issuance is below market rates) at prices below their stated principal amount.

**Ranking**

The debt securities will be direct, unsecured obligations of the Trust and, subject to certain exceptions set forth in the Trust Indenture, will rank pari passu with all other present and future unsubordinated and unsecured indebtedness of the Trust.

**Form of Debt Securities**

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued only in the form of fully registered global notes (the "**Global Notes**") to be held by, or on behalf of, CDS Clearing and Depository Services Inc. ("**CDS**"), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Debt securities represented by Global Notes will not be issued in definitive form unless (i) the Trust, in its sole discretion, elects to prepare and deliver definitive notes (the "**Definitive Notes**"), (ii) CDS notifies the Trust that it is unwilling or unable to continue to be depositary in connection with a Global Note, (iii) CDS ceases to be eligible to be a depositary and the Trust is unable to find a qualified successor, or (iv) holders of not less than 25% of the debt securities, following the occurrence of an event of default which is continuing under the Trust Indenture, request debt securities to be issued as Definitive Notes.

Beneficial interests in the Global Notes, constituting ownership of the debt securities, will be represented through book-entry accounts of institutions acting on behalf of owners of debt securities, as direct and indirect participants (the "**Participants**") of CDS. Each purchaser of a debt security represented by a Global Note will receive a customer confirmation of purchase from the dealer from which the debt security is purchased in accordance with the practices and procedures of such dealer. Such practices may vary between dealers, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Notes.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in denominations of $5,000 and multiples of $1,000 above such amount.

**Transfer of Debt Securities**

Transfer of ownership of debt securities represented by Global Notes will be effected through records maintained by CDS or its nominee for such Global Notes (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless debt securities are issued as Definitive Notes, owners of debt securities who are not Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of debt securities, may do so only through Participants in CDS's book-entry system.

The ability of an owner of a debt security represented by a Global Note to pledge or otherwise take action with respect to such owner's debt security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner's name.

**Payment of Principal, Premium and Interest**

Payments of interest, if any, and principal of and premium, if any, on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. So long as CDS or its nominee is the registered holder of a Global Note, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Note for the purpose of receiving payments of interest, if any, and principal of and premium, if any, on such Global Note and for all other purposes under such Global Note. The record date for the payment of interest will be the tenth business day prior to the applicable interest payment date.

The Trust understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Note, will credit Participants' accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their

respective interests in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Trust also understands that payments of interest, if any, or principal and premium, if any, by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of the Trust in respect of payments on Global Notes are limited solely and exclusively, while the debt securities are represented by a Global Note, to making payment of interest, if any, and principal and premium, if any, due on such Global Note to CDS or its nominee. The Trust will not have any responsibility or liability for any aspect of the records relating to beneficial interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

If the due date for payment of interest, if any, or principal of or premium, if any, on any debt security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such debt security will not be entitled to any further interest or other payment in respect of such delay.

**Modification**

The Trust Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Note Trustee and the Trust: (a) to add or amend covenants of the Trust to protect or benefit holders of debt securities or to provide for additional events of default; (b) to make such provisions not inconsistent with the Trust Indenture with respect to matters or questions arising under the Trust Indenture including the making of any modifications to the form of debt securities which do not affect the substance thereof, provided that in the opinion of the Note Trustee such provisions and modifications shall not be prejudicial to the interests of holders of debt securities; (c) to evidence succession; (d) to establish the terms and conditions attached to an issue of debt securities; (e) to give effect to an Extraordinary Resolution (as defined below) of holders of debt securities; (f) to make amendments to the Trust Indenture to comply with applicable law; and (g) for any other purpose not inconsistent with the Trust Indenture.

The Trust Indenture also provides that the holders of debt securities or holders of debt securities of a particular series shall have the power to modify the rights of the holders of debt securities or holders of debt securities of a particular series, as applicable, under the Trust Indenture. For that purpose, among others, the Trust Indenture contains provisions to render binding on holders of debt securities, or holders of debt securities of a particular series, resolutions passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of debt securities or of debt securities of a particular series who are present in person or represented by proxy at the meeting or serial meeting, as the case may be, or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding debt securities or debt securities of a particular series entitled to vote thereon ("**Extraordinary Resolutions**"). The quorum for meetings of holders of debt securities or serial meetings for holders of debt securities of a particular series at which such an Extraordinary Resolution will be considered shall be holders representing not less than 50% of the principal amount of outstanding debt securities or debt securities of a particular series then entitled to vote thereon. In certain circumstances, if holders representing not less than 50% of the principal amount of debt securities or debt securities of a particular series are not represented at the meeting or serial meeting, then the meeting or serial meeting shall stand adjourned and if properly reconvened in accordance with the terms of the Trust Indenture then those holders represented at the reconvened meeting or serial meeting shall constitute a proper quorum to consider, vote on and pass an Extraordinary Resolution.

## PLAN OF DISTRIBUTION

The Trust may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and also may sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution.

The prospectus supplement relating to each offering of Securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any compensation payable to the underwriters, dealers or agents.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any such securities are purchased.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by the Trust for public offering and sale may make a market in the Securities at any time without notice. No assurance can be given that a trading market in the Securities will develop or as to the liquidity of any trading market of the Securities.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.

## RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent to the industry in which the Trust operates. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting the Trust in connection with its business are provided in the Trust's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus. In particular, see "Risk Factors" in the AIF and "Business Risks" in the description of each of the Trust's business segments in the management's discussion and analysis of results of operations and financial condition. Before investing, prospective purchasers of

Securities should carefully consider the information contained or incorporated by reference in this prospectus.

## LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Securities offered by a prospectus supplement will be passed upon, on behalf of the Trust, by Stikeman Elliott LLP. If any underwriters, dealers or agents named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the prospectus supplement.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the trust units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

## INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Trust. Ernst & Young LLP, Chartered Accountants, has confirmed that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

**AUDITORS' CONSENT**

We have read the short-form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated ●, 2009 relating to the qualification for distribution of up to $500,000,000 aggregate principal amount of trust units and debt securities of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned short-form base shelf prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007, and the consolidated statements of income and accumulated earnings, and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated February 24, 2009.

Calgary, Canada
May ●, 2009

Chartered Accountants

**CERTIFICATE OF THE TRUST**

Dated: May 27, 2009

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

ALTAGAS INCOME TRUST
by: ALTAGAS GENERAL
PARTNER INC., delegate of the
Trustee of AltaGas Income Trust

David W. Cornhill
Chief Executive Officer

Deborah S. Stein
Chief Financial Officer

On behalf of the Board of Directors
of ALTAGAS GENERAL
PARTNER INC.

Robert B. Hodgins
Director

Myron F. Kanik
Director

A|S|C

Alberta Securities Commission

SEC File # 82-34911

# RECEIPT

## ALTAGAS INCOME TRUST

This is the receipt of the Alberta Securities Commission for the preliminary Shelf Prospectus of the above Issuer dated May 27, 2009 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Québec, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 27, 2009

*"Agnes Lau"*

Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 01426840

SEC File # 82-34911

**Prospectus préalable de base**

*Un exemplaire du présent prospectus simplifié a été déposé auprès de l'autorité en valeurs mobilières de chaque province du Canada visé; toutefois, ce document n'est pas encore dans sa forme définitive en vue du placement de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être placés avant que l'autorité en valeurs mobilières n'ait visé le prospectus simplifié.*

***Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée*** Securities Act of 1933, ***dans sa version modifiée (la « Loi de 1933 »), ou des lois sur les valeurs mobilières de quelque État. Par conséquent, ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à une personne des États-Unis (au sens donné au terme*** U.S. Person ***dans le*** Regulation S ***pris en application de la Loi de 1933) à moins d'être inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières applicables des États, ou à moins de faire l'objet d'une dispense de ces exigences d'inscription.. Le présent prospectus simplifié ne constitue ni une offre de vente ni la sollicitation d'une offre d'achat de ces titres aux États-Unis d'Amérique . Voir « Mode de placement ».***

*Le présent prospectus simplifié a été déposé dans chacune des provinces du Canada selon un régime permettant d'attendre après qu'il soit dans sa version définitive pour déterminer certains renseignements concernant les titres offerts et d'omettre ces renseignements dans le prospectus simplifié. Ce régime exige que soit transmis aux souscripteurs un supplément de prospectus contenant les renseignements omis, dans un certain délai à compter de la souscription.*

***L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada.*** *On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de l'émetteur, au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575 ou sur le site Internet de Sedar, à l'adresse suivante : www.sedar.com.*

Nouvelle émission PROSPECTUS PRÉALABLE DE BASE SIMPLIFIÉ Le 5 juin 2009

AltaGas

**ALTAGAS INCOME TRUST**
**500 000 000 $**
**Parts de fiducie**
**Titres d'emprunt**

AltaGas Income Trust (la « **Fiducie** ») peut occasionnellement offrir et émettre des parts de fiducie ou des titres d'emprunt non garantis (collectivement, les « **titres** »), jusqu'à concurrence d'un prix d'offre global de 500 000 000 $ (ou l'équivalent dans quelque autre devise utilisée pour libeller les titres) au cours de la période de validité de 25 mois du présent prospectus préalable de base simplifié (le présent « **prospectus** »), dans sa version modifiée.

Les titres peuvent être offerts à des prix et selon des modalités devant être établis en fonction des conditions du marché au moment de la vente et qui seront énoncés dans le supplément de prospectus préalable connexe (un « **supplément de prospectus** »).

Les modalités précises de tout placement de titres figureront dans un supplément de prospectus, notamment, le cas échéant : i) dans le cas de parts de fiducie, le nombre de parts offertes et le prix d'offre; et ii) dans le cas de titres d'emprunt, la désignation, le capital global maximal, le cas échéant, la devise, l'échéance, le prix d'offre, s'il s'agit de titres d'emprunt portant intérêt ou non, le taux d'intérêt ou le mode de calcul du taux d'intérêt, les modalités de rachat, les droits de conversion ou d'échange, le cas échéant, et toutes autres modalités propres aux titres d'emprunt. Un supplément de prospectus peut inclure d'autres modalités propres aux titres qui s'inscrivent dans les paramètres énoncés dans le présent prospectus.

Tous les renseignements pouvant être omis dans le présent prospectus en vertu des lois applicables seront présentés dans un ou plusieurs suppléments de prospectus qui seront transmis aux souscripteurs avec le présent prospectus. Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts, avec le présent prospectus, et sera réputé intégré par renvoi au présent prospectus aux fins des lois sur les valeurs mobilières à la date de ce supplément de prospectus et uniquement aux fins du placement des titres auxquels se rapporte ce supplément de prospectus.

La Fiducie peut vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes ou par leur intermédiaire, et directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par l'intermédiaire de placeurs pour compte. Voir « Mode de placement ». Le supplément de prospectus se rapportant à un placement de titres en particulier identifiera chacun des preneurs fermes, courtiers ou placeurs pour compte, selon le cas, engagés par la Fiducie dans le cadre du placement et de la vente des titres et énoncera les modalités du placement de ces titres, y compris le mode de placement, le produit revenant à la Fiducie et les frais, escomptes et toute autre rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte, ainsi que toutes autres modalités importantes du mode de placement.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à stabiliser ou à fixer leur cours à un niveau supérieur au cours qui serait formé sur le marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Voir « Mode de placement ».

Les parts de fiducie de la Fiducie sont inscrites à la cote de la Bourse de Toronto sous le symbole « ALA.UN ». **Il n'existe actuellement aucun marché pour la négociation des titres d'emprunt et les souscripteurs pourraient être incapables de revendre ces titres émis aux termes du présent prospectus. Cela pourrait avoir un effet sur le cours des titres sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des titres et l'étendue des obligations réglementaires de l'émetteur. Voir « Facteurs de risque ».**

Le taux de rendement d'un placement dans les parts de fiducie de la Fiducie sur une période donnée n'est pas nécessairement comparable au taux de rendement d'un placement dans des titres à revenu fixe qui offrent un rendement du capital sur la même période. Le recouvrement d'un placement initial dans les parts de fiducie de la Fiducie n'est pas garanti, et le rendement prévu d'un tel placement repose sur plusieurs hypothèses de rendement. Même si la Fiducie entend faire des distributions de son encaisse disponible aux porteurs de parts de fiducie (les « **porteurs de parts** »), ces distributions en espèces peuvent être réduites ou interrompues. Le montant réellement distribué tiendra à plusieurs facteurs, notamment : les résultats financiers des filiales de la Fiducie, les prix de l'électricité, la réglementation, les conditions climatiques, les clauses restrictives et les obligations, les besoins au titre du fonds de roulement, les besoins de capitaux futurs et le nombre de parts de fiducie en circulation. De plus, le cours des parts de fiducie peut se détériorer, voire sensiblement, si la Fiducie n'est pas en mesure de respecter éventuellement ses objectifs de distribution.

**Un placement dans les titres comporte des risques. Il est fortement recommandé aux épargnants d'examiner les facteurs de risque particulièrement susceptibles de toucher le secteur d'activité dans lequel ils investissent. Voir « Facteurs de risque », notamment « Risques inhérents aux entités en exploitation de la Fiducie » aux pages 58 à 61 de la notice annuelle (au sens des présentes). Il est également important que les épargnants tiennent compte des facteurs de risque liés à la structure et aux parts de la Fiducie. Voir « Facteurs de risque », notamment « Risques liés à la Fiducie et aux parts de la Fiducie » aux pages 53 à 58 de la notice annuelle. Ces rubriques décrivent également l'appréciation de la Fiducie de ces facteurs de risque de même que les conséquences possibles pour un épargnant.**

Le rendement d'un placement dans des parts de fiducie pour un porteur de parts, aux fins de l'impôt sur le revenu canadien, peut se composer d'un rendement du capital et d'un remboursement de capital. Cette composition peut varier au fil du temps, modifiant ainsi le rendement après impôts pour un épargnant. La Fiducie s'attend à ce que la quasi-totalité des distributions en espèces aux porteurs de parts constitue des rendements du capital. Les rendements du capital sont généralement imposés à titre de revenu ordinaire ou de dividendes entre les mains d'un porteur de parts. Les remboursements de capital sont généralement à imposition différée pour les porteurs de parts qui sont des résidents du Canada aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la « **LIR** ») (et réduisent le prix de base rajusté des parts de fiducie pour ce porteur aux fins de la LIR). Les remboursements de capital à un porteur de parts qui n'est pas un résident du Canada aux fins de la LIR ou qui est une société de personnes qui n'est pas une « société de personnes canadienne » au sens de la LIR peuvent être assujettis à une retenue d'impôt canadien. Les porteurs de parts éventuels devraient consulter leurs propres conseillers en fiscalité quant aux incidences fiscales canadiennes applicables à leur propre situation.

**Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et elles ne sont pas assurées en vertu de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, car elle n'exerce aucune activité d'une société de fiducie ni n'a l'intention d'en exercer.**

SEC File # 82-34911

**Standard & Poor's Ratings Services (« S&P ») et DBRS Limited (« DBRS ») ont respectivement accordé à la Fiducie une note de stabilité de SR-3 et de STA-3 (moyen). Les notes de stabilité de S&P vont de SR-1, la note la plus élevée, à SR-7, la note la plus faible. Celles de DBRS vont de STA-1, la note la plus élevée, à STA-7, la note la plus faible. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB avec perspectives stables à la Fiducie et DBRS a attribué une note de BBB (bas) avec une tendance positive aux billets à moyen terme en circulation de la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P vont de AA, la note la plus élevée, à CC, la note la plus faible. Les notes attribuées aux titres d'emprunt à long terme par DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible. Les notes de stabilité, les notes de solvabilité de l'émetteur à long terme et les notes attribuées aux titres d'emprunt à long terme ne constituent pas une recommandation d'acheter, de vendre ou de détenir des titres et peuvent être révisées ou retirées par S&P ou DBRS à tout moment. Voir « Notation ».**

Le bureau principal et le siège social de la Fiducie sont situés au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1. AltaGas General Partner Inc., filiale en propriété exclusive de la Fiducie, agit à titre de délégué du fiduciaire de la Fiducie, et AltaGas Ltd., à titre d'administrateur de la Fiducie. Leur bureau principal et leur siège social respectif sont aussi situés à l'adresse mentionnée ci-dessus.

**TABLE DES MATIÈRES**

## GLOSSAIRE

Les définitions qui suivent s'appliquent au présent prospectus.

« **AltaGas** » AltaGas Ltd., société formée par voie de fusion aux termes de la LCSA, filiale indirecte de la Fiducie et, par suite de la fusion, successeur d'AltaGas Services;

« **AltaGas LP #1** » AltaGas Holding Limited Partnership No. 1, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas LP #2** » AltaGas Holding Limited Partnership No. 2, société en commandite créée sous le régime des lois de l'Alberta;

« **AltaGas Services** » AltaGas Services Inc., prédécesseur d'AltaGas avant la fusion;

« **arrangement** » l'arrangement, en vertu de l'article 192 de la LCSA, visant entre autres AltaGas Services, la Fiducie, Holding Trust, le commandité, AltaGas LP #1 et AltaGas LP #2, aux termes duquel les activités d'AltaGas Services ont été réorganisées pour former une fiducie de revenu entrant en vigueur le 1er mai 2004;

« **commandité** » AltaGas General Partner Inc., société constituée sous le régime de la LCSA, en tant que filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP #1 et d'AltaGas LP #2;

« **contrat de vote et d'échange fiduciaires** » le contrat de vote et d'échange fiduciaires intervenu en date du 1er mai 2004 entre la Fiducie, AltaGas LP #1, AltaGas LP #2 et le fiduciaire chargé du vote et de l'échange, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **convention de fiducie** » la convention de fiducie intervenue en date du 12 mai 2005, dans sa version modifiée et complétée de temps à autre, entre la Fiducie et le fiduciaire des billets prévoyant l'émission des titres d'emprunt aux termes des présentes;

« **déclaration de fiducie** » la déclaration de fiducie intervenue en date du 26 mars 2004 entre le constituant et le fiduciaire aux termes de laquelle la Fiducie a été créée, en sa version modifiée, complétée ou mise à jour à l'occasion;

« **fiduciaire** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la déclaration de fiducie;

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes du contrat de vote et d'échange fiduciaires, ou toute autre personne qui devient fiduciaire aux termes de ce contrat et conformément à celui-ci;

« **fiduciaire des billets** » Société de fiducie Computershare du Canada, en sa qualité de fiduciaire initial aux termes de la convention de fiducie, et tout successeur ou remplaçant de celle-ci;

« **flux de trésorerie de la Fiducie** » pour une période de distribution, ou à l'égard de celle-ci : i) tous les montants en espèces que la Fiducie reçoit pour la période de distribution, ou à l'égard de celle-ci, notamment les intérêts, les dividendes, les distributions, le produit tiré de la distribution de titres et les remboursements de capital et de la dette; plus ii) le produit tiré de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de distribution et, s'il y a lieu, de l'utilisation du

produit tiré d'une telle émission aux fins prévues; moins iii) la somme A) de tous les montants ayant trait au rachat des parts de fiducie qui sont devenus payables en espèces par la Fiducie au cours de la période de distribution et les frais engagés par la Fiducie au cours de la période de distribution; et B) des autres montants (notamment les impôts et les taxes) devant être déduits, retenus ou versés par la Fiducie ou relativement à celle-ci au cours de la période de distribution en question conformément à la loi ou à la déclaration de fiducie;

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta dont les droits de propriété véritables sont détenus par la Fiducie;

« **LCSA** » la *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, ch. C-44, en sa version modifiée à l'occasion, y compris son règlement d'application;

« **LGN** » des liquides de gaz naturel;

« **notice annuelle** » la notice annuelle de la Fiducie datée du 9 mars 2009 pour l'exercice terminé le 31 décembre 2008;

« **part à droit de vote spécial** » la part à droit de vote spécial de la Fiducie, émise par cette dernière et déposée auprès du fiduciaire chargé du vote et de l'échange à laquelle se rattache un nombre de droits de vote (chacun de ces droits de vote correspondant à ceux rattachés à une part de fiducie) correspondant au nombre de parts échangeables en circulation détenues par des porteur inscrits, autres que la Fiducie et les membres de son groupe;

« **parts échangeables** » les parts de société en commandite de catégorie B d'AltaGas LP #1;

« **période de distribution** » chaque mois civil, ou toute autre période que peut déterminer à l'occasion le commandité pour le compte du fiduciaire à compter du premier jour du mois en question, inclusivement, jusqu'au dernier jour de ce mois, inclusivement; et

« **porteurs de parts** » les porteurs de parts de fiducie de la Fiducie.

Dans le présent prospectus simplifié, les montants en dollars sont exprimés en dollars canadiens, à moins d'indication contraire.

## MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent prospectus ainsi que les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs. Dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, les expressions « peut », « devrait », « pourrait », « a l'intention de », « prévoit », « projette », « croit », « compte », « estime » et « s'attend à ce que », et d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. En particulier, le présent prospectus et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait, de façon générale, aux objectifs commerciaux, à la croissance, aux résultats d'exploitation, au rendement, aux projets commerciaux et aux débouchés prévus ainsi qu'aux résultats financiers et ayant trait, plus particulièrement, à ce qui suit : au calendrier, à la mise sur pied et à la capacité des projets de développement d'énergie renouvelable de la Fiducie, à la croissance attendue des activités gazières et énergétiques en général, à la viabilité à long terme du BSOC, aux répercussions des approbations des autorités de réglementation, aux avantages offerts par l'infrastructure d'extraction diversifiée de la Fiducie, aux attentes relatives aux prix de l'électricité et aux répercussions éventuelles du ralentissement de la croissance en Alberta, aux attentes concernant la demande de sources d'énergie propres, au calendrier et à l'élaboration des programmes d'immobilisations de la Fiducie, au potentiel global des projets de développement hydroélectriques au fil de l'eau de la Fiducie, au calendrier et au montant des dépenses prévues pour les programmes d'immobilisations de la Fiducie et à l'amélioration des rendements opérationnels et financiers découlant de ces programmes, au calendrier de réalisation de certaines modernisations, aux attentes concernant les niveaux d'activités de production et à la demande pour les installations et les services de collecte et de traitement, aux attentes concernant les inducteurs de croissance des secteurs d'activité de la Fiducie. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes, notamment aux changements à la concurrence sur le marché, aux faits nouveaux d'ordre gouvernemental ou réglementaire, à la modification des lois fiscales et à la conjoncture économique en général, ainsi qu'aux autres facteurs décrits à la rubrique « Facteurs de risque ». Les hypothèses importantes utilisées dans la formulation de ces énoncés prospectifs sont présentées dans le rapport de gestion de 2008, dans sa version modifiée ou remplacée par des documents intégrés ou réputés intégrés par renvoi aux présentes, aux rubriques « Stratégie d'AltaGas », « Secteur du gaz – Exploiter les possibilités d'affaires », « Secteur du gaz – Perspectives du secteur du gaz », « Gestion du risque – secteur du gaz », « Secteur Production d'électricité – Exploiter les possibilités d'affaires », « Secteur Production d'électricité – Perspectives du secteur Production d'électricité », « Secteur Production d'électricité – Gestion du risque », « Projets d'investissement », « Secteur du gaz – Nouvelles immobilisations d'extraction », « Secteur du gaz – Nouvelles immobilisations de transport », « Secteur du gaz – Nouvelles immobilisations des services énergétiques », « Secteur Production d'électricité – Nouvelles immobilisations du secteur Production d'électricité » et les rubriques semblables du rapport de gestion intermédiaire. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie varient par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi, notamment ceux énoncés ci-dessus. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si l'un ou plusieurs de ces risques ou incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent varier de façon importante par rapport à ceux décrits dans le présent prospectus et dans les documents qui y sont intégrés par renvoi tels qu'ils sont prévus ou estimés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne se rapportent qu'à la date du présent prospectus ou à celle indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, à moins que la législation en valeurs mobilières applicable ne l'exige.

## DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus et les documents qui y sont intégrés par renvoi, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie »» pour désigner l'encaisse distribuable aux porteurs de parts. La direction de la Fiducie estime que les flux de trésorerie de la Fiducie donnent une bonne indication du rendement de la Fiducie et une indication de l'encaisse qui pourra être distribué aux porteurs de parts. Les « flux de trésorerie de la Fiducie » ne constituent pas une mesure reconnue par les principes comptables généralement reconnus au Canada (les « **PCGR** ») et ceux-ci ne prévoient pas de définition normalisée à leur égard. Ils constituent plutôt des montants calculés conformément aux conditions de la déclaration de fiducie. Par conséquent, les flux de trésorerie de la Fiducie pourraient ne pas être comparables à des mesures semblables présentées par d'autres émetteurs. Les épargnants sont avertis que les flux de trésorerie de la Fiducie ne devraient pas être considérés comme interchangeables avec le bénéfice net, les flux de trésorerie provenant des activités d'exploitation ou d'autres mesures du rendement financier calculés conformément aux PCGR.

## DOCUMENTS INTÉGRÉS PAR RENVOI

**L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada.** On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi et du dossier d'information auprès du vice-président, chef du contentieux et secrétaire d'AltaGas au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1, numéro de téléphone : 403 691-7575. On peut également obtenir ces documents par Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), à l'adresse www.sedar.com.

Les documents d'information de la Fiducie énumérés ci-après et déposés auprès des diverses commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada sont expressément intégrés au présent prospectus par renvoi et en font partie intégrante étant entendu que ces documents ne sont pas intégrés par renvoi dans la mesure où leur contenu a été modifié ou remplacé par une déclaration contenue dans le présent prospectus ou un autre document ultérieurement déposé qui est également intégré par renvoi au présent prospectus :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2008 et 2007, de même que le rapport des vérificateurs s'y rapportant, et le rapport de gestion pour l'exercice terminé le 31 décembre 2008;

b) la notice annuelle;

c) la circulaire d'information de la direction datée du 3 mars 2009 et relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie qui a eu lieu le 21 avril 2009;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les trimestres terminés les 31 mars 2009 et 2008, et le rapport de gestion pour le trimestre terminé le 31 mars 2009;

e) la déclaration de changement important de la Fiducie datée du 4 février 2009 concernant le placement par voie de prise ferme de 6 100 000 parts de fiducie;

f) la déclaration de changement important de la Fiducie datée du 1er mai 2009 et concernant le parachèvement de l'émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang.

Les déclarations de changement important (sauf les déclarations de changement important confidentielles), les états financiers consolidés intermédiaires comparatifs non vérifiés, et le rapport de gestion, les états financiers consolidés comparatifs vérifiés ainsi que le rapport des vérificateurs s'y rapportant, les circulaires de sollicitation de procurations, les notices annuelles, les déclarations d'acquisition d'entreprise ainsi que les suppléments de prospectus indiquant des renseignements supplémentaires ou mis à jour déposés par la Fiducie auprès des commissions de valeurs mobilières provinciales ou d'autorités analogues au Canada après la date du présent prospectus et avant la fin du placement sont réputés être intégrés par renvoi au présent prospectus.

Dès que la Fiducie dépose une nouvelle notice annuelle et les états financiers consolidés annuels vérifiés connexes, ainsi que le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes et, s'il y a lieu, que ces dernières les acceptent pendant la durée du présent prospectus, la notice annuelle antérieure, les états financiers consolidés annuels vérifiés antérieurs et le rapport de gestion s'y rapportant, et tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant, les circulaires d'information, les déclarations de changement important et les déclarations d'acquisition d'entreprise déposés par la Fiducie avant le début de son exercice au cours duquel la nouvelle notice annuelle a été déposée, sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

Dès que la Fiducie dépose des états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant auprès des autorités de réglementation en valeurs mobilières compétentes pendant la durée du présent prospectus, tous les états financiers consolidés intermédiaires non vérifiés et le rapport de gestion s'y rapportant déposés avant les nouveaux états financiers consolidés intermédiaires non vérifiés sont réputés ne plus être intégrés au présent prospectus aux fins des offres et ventes futures de titres aux termes du présent prospectus.

**Toute information énoncée dans le présent prospectus ou dans un document intégré ou réputé intégré aux présentes par renvoi est réputée modifiée ou remplacée, aux fins du présent prospectus, dans la mesure où l'information énoncée aux présentes ou dans tout autre document déposé ultérieurement qui est aussi intégré ou réputé intégré aux présentes par renvoi la modifie ou la remplace. L'information qui modifie ou qui remplace n'a pas à indiquer qu'elle a modifié ou remplacé une information antérieure ni n'a à inclure toute autre information mentionnée dans le document qu'elle modifie ou qu'elle remplace. Toute information ainsi modifiée ou remplacée n'est pas réputée, sauf pour le texte qui la modifie ou la remplace, faire partie intégrante du présent prospectus.**

Les ratios mis à jour de la couverture par les bénéfices seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus ou en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent prospectus aux fins du placement des titres d'emprunt.

Un supplément de prospectus énonçant les modalités propres aux titres offerts et d'autres renseignements visant les titres offerts sera remis aux souscripteurs éventuels de ces titres offerts avec le présent prospectus et sera réputé être intégré par renvoi au présent prospectus aux fins des lois sur les valeurs

mobilières applicables à la date de ce supplément et uniquement aux fins du placement des titres offerts auxquels se rapporte ce supplément de prospectus.

## ALTAGAS INCOME TRUST

### Généralités

La Fiducie est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée aux termes de la déclaration de fiducie. Le bureau principal et siège social de la Fiducie est situé au 1700, 355 - 4th Avenue S.W., Calgary (Alberta) T2P 0J1. L'exploitation et les activités de la Fiducie se limitent notamment à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier (ou investir dans) des titres de quelque nature ou sorte que ce soit du Holding Trust, du commandité, d'AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux (ou des titres émis par eux), ou des titres de toute autre société par actions, société de personnes, fiducie ou autre personne (ou des titres émis par elles) qui participe, directement ou indirectement, à des activités (ou qui louent, exploitent ou sont propriétaires d'éléments d'actif ou de biens) se rapportant à la collecte, au traitement, au transport, à l'extraction, à l'achat, à l'entreposage ou à la vente de pétrole, de gaz naturel, de LGN ou d'autres produits connexes, d'électricité ou d'autres formes d'énergie et à des activités connexes; faire d'autres investissements que le fiduciaire peut déterminer, emprunter des fonds et émettre des titres d'emprunt, directement ou indirectement, à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à celles qui précèdent et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire, étant entendu que la Fiducie s'abstiendra en tout temps d'entreprendre une activité, de prendre une mesure ou de faire un investissement qui ferait en sorte que la Fiducie ne soit pas considérée comme une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » aux fins de la LIR ou que les parts de la Fiducie soient considérées comme des « biens étrangers » aux fins de la LIR ou encore que la Fiducie elle-même soit redevable d'un impôt aux termes de la partie XI de la LIR.

Les porteurs de parts sont les seuls bénéficiaires de la Fiducie. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie.

### Commandité

Le délégué du fiduciaire est le commandité, qui est également le commandité d'AltaGas LP #1 et d'AltaGas LP #2. Le conseil d'administration du commandité a aussi le pouvoir de gérer les activités et les affaires d'AltaGas, ou de superviser leur gestion, au terme d'une convention unanime des actionnaires.

Le bureau principal et le siège social du commandité sont situés au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

### Activités de la Fiducie

La Fiducie, par l'entremise de ses filiales en exploitation, est une entreprise d'infrastructure gazière et énergétique exerçant ses activités dans quatre secteurs principaux : l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques ainsi que la production d'électricité. Le secteur de l'extraction et du transport est composé des participations d'AltaGas dans des usines d'extraction d'éthane et de LGN, qui traitent le gaz naturel en vue d'extraire et de récupérer l'éthane et les LGN, et des réseaux de transport de gaz naturel et de LGN, qui livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval. Le secteur de collecte et de traitement sur place comprend des gazoducs de collecte et des installations de traitement du gaz naturel de même que des investissements

d'AltaGas dans des activités liées à la collecte et au traitement sur place. Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement. Celles-ci retirent du gaz naturel les impuretés et certains composants d'hydrocarbures puis compressent le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval. Le secteur des services énergétiques est composé de deux activités principales : les services de gestion de l'énergie et les services gaziers. Dans le cadre des activités liées à la gestion de l'énergie, on offre des services de gestion des approvisionnements et de consultation en énergie à des utilisateurs finaux non résidentiels et on s'occupe de leur approvisionnement en gaz et en électricité. Dans le cadre des activités liées aux services gaziers, on achète et revend du gaz naturel, et on conclue des ententes de transport et de stockage. Le secteur de production d'électricité est composé des participations d'AltaGas dans la production d'une centrale de base alimentée au charbon, d'une participation véritable de 25 % dans une centrale au fil de l'eau de 7 MW et d'une capacité de pointe alimentée au gaz de 39 MW. Le secteur comprend également le parc éolien de Bear Mountain, qui est actuellement en construction, et d'autres projets d'énergie renouvelable qu'AltaGas cherche à développer.

## STRUCTURE DU CAPITAL CONSOLIDÉ

Le seul changement important visant les parts de fiducie et le capital d'emprunt de la Fiducie sur une base consolidée depuis le 31 mars 2009 a été l'émission de billets à moyen terme de premier rang non garantis, finalisée le 29 avril 2009, d'un montant en capital de 200 millions de dollars à un taux d'intérêt nominal de 7,42 % et venant à échéance le 29 avril 2014.

## EMPLOI DU PRODUIT

Le produit net qui sera tiré de la vente de titres par la Fiducie correspondra au prix d'offre, déduction faite des frais et ou de la rémunération versée dans le cadre du placement visé de parts de fiducie ou de titres d'emprunt. Sauf indication contraire dans un supplément de prospectus, le produit net tiré de la vente de titres sera affecté aux fins générales de la Fiducie, au remboursement de la dette et au financement des immobilisations. Le montant du produit net qui sera affecté à l'une ou l'autre de ces fins sera indiqué dans un supplément de prospectus. La Fiducie peut occasionnellement émettre des titres (y compris des titres d'emprunt) autrement qu'aux termes du présent prospectus.

## NOTATION

Les notes de stabilité visent à donner l'avis d'une agence de notation quant à la stabilité et la durabilité relatives des distributions d'une fiducie de revenu par rapport à d'autres fiducies de revenu canadiennes notées. S&P et DBRS ont respectivement accordé à la Fiducie une note de stabilité de SR-3 et de STA-3 (moyen).

D'après l'échelle de notation de stabilité de S&P, une note de stabilité de SR-3 indique que la Fiducie présente un haut niveau de stabilité des distributions en espèces par rapport à d'autres fiducies de revenu canadiennes notées. Selon l'échelle de notation de stabilité de DBRS, une note de stabilité de STA-3 indique une bonne stabilité et durabilité des distributions par part. DBRS subdivise ses catégories de notation en haut, moyen et bas pour indiquer la position relative des fiducies de revenu dans la catégorie de notation. Les notes de stabilité tiennent compte de sept principaux facteurs d'exploitation et caractéristiques sectorielles, soit la qualité de l'actif, la marge de manœuvre financière, la taille et la position sur le marché, la diversification, la commandite et la croissance. On tient en outre compte de certains éléments structurels ou contractuels qui peuvent éliminer ou atténuer les risques ou autres facteurs potentiellement négatifs. Une note de stabilité n'est pas une recommandation d'acheter, de vendre ou de détenir des titres et peut être révisée ou retirée par S&P ou DBRS à tout moment.

Les notes de solvabilité de l'émetteur visent à donner l'avis d'une agence de notation quant à la capacité financière générale d'un débiteur de payer ses obligations financières. S&P a attribué une note de solvabilité de l'émetteur à long terme de BBB- avec perspectives stables à la Fiducie. Les notes de solvabilité de l'émetteur à long terme de S&P vont de AA, la note la plus élevée, à CC, la note la plus faible. D'après l'échelle de notation de solvabilité de l'émetteur à long terme de S&P, un débiteur noté BBB présente une capacité raisonnable de respecter ses engagements financiers. Une conjoncture économique défavorable ou un revirement de situation sont toutefois davantage susceptibles de réduire la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CC peuvent être modifiées par l'ajout d'un signe (+) ou (-) indiquant la position relative dans la catégorie de notation principale.

Les notes attribuées aux titres d'emprunt à long terme par DBRS visent à fournir une indication du risque qu'un emprunteur ne puisse acquitter entièrement ses obligations dans les délais requis, tant à l'égard des intérêts que du capital. DBRS a attribué une note de BBB (bas) avec une tendance positive aux billets à moyen terme en circulation de la Fiducie. Les notes attribuées aux titres d'emprunt à long terme par DBRS vont de AAA, la note la plus élevée, à D, la note la plus faible. D'après l'échelle de notation de DBRS, une dette à long terme notée BBB présente une qualité de crédit adéquate. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est relativement vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il existe d'autres conditions défavorables qui réduisent la solidité de l'entité et de ses titres notés. Les modificateurs « haut » ou « bas » servent à indiquer la position relative dans une catégorie de notes donnée.

Ni une note de solvabilité de l'émetteur ni une note attribuée aux titres d'emprunt à long terme ne constitue une recommandation d'acheter, de vendre ou de détenir des titres puisqu'elle ne porte pas sur leur cours ou leur pertinence pour un épargnant en particulier, et qu'elle peut être révisée ou retirée par S&P ou DBRS, respectivement, à tout moment.

## VENTES ANTÉRIEURES

La Fiducie n'a pas vendu ou émis de parts de fiducie ou de titres convertibles en parts de fiducie au cours des douze mois précédant la date du présent prospectus, sauf ceux qui suivent :

1. La Fiducie a émis 6 100 000 parts de fiducie le 10 février 2009 au prix de 16,50 $ chacune, moyennant un produit brut total d'environ 100 millions de dollars.

2. La Fiducie a émis 4 398 750 parts de fiducie le 10 juin 2008 au prix de 26,20 $ chacune, moyennant un produit brut total d'environ 115 millions de dollars.

3. La Fiducie a émis un total de 2 055 207 parts de fiducie au cours de cette période aux termes du régime de réinvestissement des distributions de la Fiducie, au prix d'émission moyen pondéré de 17,42 $ chacune, moyennant une contrepartie totale d'environ 35,8 millions de dollars.

4. La Fiducie a émis 15 000 parts de fiducie aux termes d'options d'achat de parts de fiducie issues de son régime d'options d'achat de parts de fiducie, au prix d'exercice moyen pondéré de 10,65 $.

## FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS

Les parts de fiducie sont inscrites à la cote de la Bourse de Toronto sous les symbole « ALA.UN ». Le tableau suivant présente la fourchette des cours des parts de fiducie et le volume des

opérations sur celles-ci à la Bourse de Toronto de juin 2008 jusqu'au 5 juin 2009, tels qu'ils sont publiés par cette bourse.

| Mois et année | Haut | Bas | Volume |
|---|---|---|---|
| Juin 2008 | 27,50 $ | 25,61 $ | 2 925 813 |
| Juillet 2008 | 25,84 $ | 22,90 $ | 1 888 734 |
| Août 2008 | 25,50 $ | 23,65 $ | 1 691 254 |
| Septembre 2008 | 26,91 $ | 21,06 $ | 3 286 838 |
| Octobre 2008 | 23,85 $ | 13,66 $ | 6 607 699 |
| Novembre 2008 | 21,33 $ | 15,14 $ | 3 809 441 |
| Décembre 2008 | 17,55 $ | 13,50 $ | 4 563 949 |
| Janvier 2009 | 18,85 $ | 16,45 $ | 4 396 777 |
| Février 2009 | 16,52 $ | 12,25 $ | 9 861 861 |
| Mars 2009 | 14,71 $ | 12,51 $ | 5 370 312 |
| Avril 2009 | 15,49 $ | 13,93 $ | 4 525 237 |
| Mai 2009 | 16,79 $ | 14,52 $ | 4 872 620 |
| Juin 2009 (1er au 5) | 16,64 $ | 16,21 $ | 1 621 011 |

## COUVERTURE PAR LES BÉNÉFICES

Les ratios de couverture par les bénéfices suivants ont été calculés sur une base consolidée et se fondent sur de l'information financière vérifiée, dans le cas de la période de 12 mois terminée le 31 décembre 2008, et non vérifiée, dans le cas de la période de 12 mois terminée le 31 mars 2009, selon les principes comptables généralement reconnus au Canada. La couverture par les bénéfices des titres d'emprunt à court terme et à long terme, compte tenu du placement de titres de participation réalisé le 10 février 2009 et du placement de billets à moyen terme réalisé le 29 avril 2009, s'établissait à 5,4 fois pour la période de 12 mois terminée le 31 décembre 2008 et, compte tenu du placement de billets à moyen terme du mois d'avril, à 5,0 fois pour la période de 12 mois terminée le 31 mars 2009. Ces ratios ne tiennent pas compte de l'émission de titres d'emprunt aux termes du présent prospectus. Si des titres d'emprunt assortis d'une durée à l'échéance supérieure à un an sont offerts aux termes du présent prospectus et d'un supplément de prospectus, le supplément de prospectus présentera des ratios de couverture par les bénéfices tenant compte de l'émission de ces titres.

## DESCRIPTION DES PARTS DE FIDUCIE

### Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne à son porteur le droit d'exprimer une voix à chaque assemblée des porteurs de parts ou à l'égard des résolutions écrites des porteurs de parts et représente une participation effective indivise et égale dans les distributions de la Fiducie (distributions de revenus, de gains en capital réalisés nets ou d'autres montants) et dans les actifs nets de la Fiducie en cas de dissolution ou de liquidation de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel entre elles, sans discrimination, préférence ou priorité, quelles que soient leur date réelle ou leurs conditions réelles d'émission. Chaque part de fiducie est cessible, n'est assujettie à aucun droit de conversion ou de

préemption et donne à son porteur le droit d'exiger de la Fiducie qu'elle rachète la totalité ou une partie des parts de fiducie qu'il détient.

**Émission de parts de fiducie**

La déclaration de fiducie prévoit que les parts de fiducie, notamment les titres échangeables, les droits, les bons de souscription, les options ou les autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments établis par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout genre de titres d'emprunt ou de titres d'emprunt convertibles de la Fiducie aux conditions, aux personnes et pour la contrepartie établies par le fiduciaire.

**Parts à droit de vote spécial**

La déclaration de fiducie permet la création de parts à droit de vote spécial qui autoriseront la Fiducie à accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement en vue d'autoriser les porteurs de titres échangeables émis par AltaGas LP #1 et AltaGas LP #2 à voter aux assemblées des porteurs de parts. La part à droit de vote spécial créée et émise en vertu de l'arrangement a été émise au fiduciaire chargé du vote et de l'échange. Le porteur d'une part à droit de vote spécial, notamment le fiduciaire chargé du vote et de l'échange à l'égard de la part à droit de vote spécial, n'a le droit à aucune participation dans les distributions ou dans l'actif net de la Fiducie et n'a le droit d'exercer aux assemblées des porteurs de parts que le nombre de votes correspondant au nombre de parts de fiducie contre lesquelles les titres échangeables afférents à cette part à droit de vote spécial sont échangeables ou en lesquelles ces titres sont convertibles.

Selon les conditions du contrat de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange au profit de chaque personne qui a reçu des parts échangeables aux termes de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts selon les directives des porteurs de parts échangeables. Toutefois, si les porteurs de parts échangeables ne donnent aucune directive à cet égard, les droits de vote rattachés à ces parts dans la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et restrictions que peut établir le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit qu'à l'échange des parts échangeables contre des parts de fiducie, le droit de vote rattaché à la part à droit de vote spécial sera éliminé à l'égard de ces parts échangeables.

**Distributions**

Aux termes de la déclaration de fiducie, la Fiducie doit verser des distributions en espèces chaque mois civil (ou toute autre période établie par le fiduciaire) aux porteurs de parts. Ces distributions correspondront à la totalité ou à une partie des flux de trésorerie de la Fiducie. Les sommes en espèces que reçoit la Fiducie de ses filiales seront gérées par le commandité compte tenu du revenu net consolidé de la Fiducie, des exigences consolidées de croissance et de maintien du capital de la Fiducie, des exigences consolidées de remboursement de la dette de la Fiducie et d'autres facteurs. Le commandité compte maximiser les sommes en espèces que reçoit la Fiducie de ses filiales en tenant compte de ces divers facteurs.

Les distributions à l'égard d'un mois donné seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence prévue en matière de distributions. La distribution pour un mois

donné sera versée à la date de versement de la distribution prévue. En outre, la déclaration de fiducie prévoit que, si nécessaire, le 31 décembre de chaque exercice, la Fiducie distribuera un montant supplémentaire de façon à ce qu'elle ne soit pas tenue de payer l'impôt sur le revenu ordinaire pour cet exercice.

Pour obtenir de plus amples renseignements sur les parts de fiducie, notamment des renseignements sur les restrictions visant les porteurs de parts non résidents, le droit de rachat afférent aux parts de fiducie, les assemblées des porteurs de parts et les modifications de la déclaration de Fiducie, voir « Déclaration de fiducie et description des parts » aux pages 39 à 44, inclusivement, de la notice annuelle.

## DESCRIPTION DES TITRES D'EMPRUNT

Les titres d'emprunt seront émis aux termes de la convention de fiducie. Le texte qui suit est un résumé général des modalités de la convention de fiducie, notamment certaines modalités et dispositions générales des titres d'emprunt pouvant être émis en vertu de la convention de fiducie et à l'égard desquels un supplément de prospectus sera déposé. Ce résumé est donné sous réserve des dispositions détaillées de la convention de fiducie auxquelles il y a lieu de se reporter, notamment les définitions de certains termes qui y sont utilisés, ainsi que pour de plus amples renseignements concernant les titres d'emprunt. Un exemplaire de la convention de fiducie peut être consulté aux bureaux de la Fiducie à Calgary (Alberta) pendant les heures normales de bureau au cours de la période de placement des titres d'emprunt. On peut également consulter la convention de fiducie sur le site Internet de SEDAR (www.sedar.com). Les modalités et dispositions propres aux titres d'emprunt offerts par un supplément de prospectus, et la mesure dans laquelle les modalités et dispositions générales décrites ci-après peuvent s'y appliquer, seront décrites dans le supplément de prospectus déposé à l'égard de ces titres d'emprunt.

### Généralités

La convention de fiducie prévoit que le capital global des titres d'emprunt autorisé est illimité et que les titres d'emprunt peuvent être occasionnellement émis en une ou plusieurs séries. Les titres d'emprunt ne seront pas garantis et constitueront des obligations non subordonnées de la Fiducie.

Certaines modalités propres à chaque émission de titres d'emprunt, de même que les modifications ou ajouts aux modalités générales des titres d'emprunt décrites aux présentes pouvant s'appliquer à une émission de titres d'emprunt en particulier, seront décrites dans le supplément de prospectus relatif au placement de ces titres d'emprunt.

Il y a lieu de se reporter au supplément de prospectus pour les modalités applicables suivantes des titres d'emprunt qui y sont offerts et pour de plus amples renseignements s'y rapportant :

a) la désignation, le capital global, les coupures autorisées et les dates d'échéance propres aux titres d'emprunt;

b) le taux ou les taux d'intérêt, soit un taux fixe, soit un taux variable, et les montants payables à l'égard du capital des titres d'emprunt et la prime, le cas échéant, sur les titres d'emprunt;

c) les clauses restrictives relatives au paiement du capital et de l'intérêt des titres d'emprunt et d'autres clauses restrictives applicables à ces titres d'emprunt qui lieront la Fiducie;

d) la date ou les dates auxquelles l'intérêt court, les dates auxquelles l'intérêt est payable et les dates de référence pour l'intérêt payable à toute date de paiement de l'intérêt;

e) l'endroit ou les endroits où le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ceux-ci, seront payables;

f) la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres d'emprunt peuvent être rachetés, en totalité ou en partie, au gré de la Fiducie;

g) l'obligation, le cas échéant, de la Fiducie de racheter, d'acheter ou de rembourser les titres d'emprunt aux termes de dispositions, notamment relatives à un rachat obligatoire ou à un fonds d'amortissement, ou au gré de leurs porteurs; et la période ou les périodes pendant lesquelles, le prix ou les prix auxquels, et les modalités et conditions selon lesquelles, les titres de créance sont rachetés ou achetés, en totalité ou en partie, aux termes de cette obligation ou au gré de leurs porteurs;

h) les dispositions relatives à la conversion des titres d'emprunt en parts de fiducie ou en d'autres titres de la Fiducie ou de ses filiales;

i) la devise ou les devises (soit le dollar canadien, soit une autre devise) en lesquelles les titres d'emprunt seront libellés et le capital et l'intérêt des titres d'emprunt et la prime, le cas échéant, sur ces titres d'emprunt seront payables;

j) l'application, le cas échéant, des dispositions d'extinction des titres d'emprunt;

k) la possibilité, le cas échéant, d'acquérir des titres de la Fiducie ou d'un autre émetteur par voie de conversion ou d'échange des titres d'emprunt.

Les titres d'emprunt peuvent être émis en tant que titres d'emprunt à escompte d'émission initiale (ne portant pas intérêt ou portant intérêt à un taux inférieur aux taux du marché au moment de l'émission) à des prix inférieurs à leur capital déclaré.

**Rang**

Les titres d'emprunt constitueront des obligations directes, non garanties de la Fiducie et, sous réserve de certaines exceptions énoncées dans la convention de fiducie, auront égalité de rang avec toutes les autres dettes non subordonnées et non garanties actuelles et futures de la Fiducie.

**Forme des titres d'emprunt**

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis uniquement sous forme de billets globaux entièrement nominatifs (les « **billets globaux** ») devant être détenus par Services de dépôt et de compensation CDS Inc. (« **CDS** »), ou pour son compte, en tant que dépositaire pour ses adhérents (au sens donné ci-dessous) et seront immatriculés au nom de CDS ou de son prête-nom. Les titres représentés par des billets globaux ne seront pas émis sous forme définitive à moins i) que la Fiducie, à son gré, ne choisisse de préparer et de livrer les billets définitifs (les « **billets définitifs** »), ii) que CDS n'avise la Fiducie qu'elle ne veut pas ou ne peut pas continuer d'être dépositaire à l'égard d'un billet global, iii) que CDS ne cesse d'être admissible en qualité de dépositaire et que la Fiducie ne puisse trouver un successeur compétent, ou iv) que les porteurs d'au moins 25 % des titres d'emprunt,

après la survenance d'un cas de défaut qui se poursuit aux termes de la convention de fiducie, ne demandent que les titres d'emprunt soient émis en tant que billets définitifs.

Les participations véritables dans les billets globaux, constituant la propriété des titres d'emprunt, seront représentées par des comptes d'inscription en compte d'institutions agissant pour le compte des propriétaires de titres d'emprunt, en tant qu'adhérents directs et indirects (les « **adhérents** ») de CDS. Chaque acheteur d'un titre d'emprunt représenté par un billet global recevra un avis d'exécution de l'achat du courtier auprès duquel le titre d'emprunt a été acheté conformément aux pratiques et procédures de ce courtier. Ces pratiques peuvent varier d'un courtier à l'autre mais, généralement, les avis d'exécution sont émis sans délai après l'exécution de l'ordre d'un client. CDS sera responsable d'établir et de maintenir les comptes d'inscription en compte pour ses adhérents ayant des participations dans les billets globaux.

Sauf indication contraire dans le supplément de prospectus applicable, les titres d'emprunt seront émis en coupures de 5 000 $ et en multiples de 1 000 $ au-dessus de ce montant.

**Transfert des titres d'emprunt**

Les transferts de propriété des titres d'emprunt représentés par des billets globaux se feront par l'intermédiaire de registres tenus par CDS ou son prête-nom pour ces billets globaux (relativement aux participations des adhérents) et dans les registres des adhérents (relativement aux participations d'autres personnes que les adhérents). À moins que les titres d'emprunt ne soient émis en tant que billets définitifs, les porteurs de titres d'emprunt qui ne sont pas adhérents au service d'inscription en compte de CDS, mais qui désirent acheter, vendre ou autrement transférer la propriété des titres d'emprunt, ne peuvent le faire que par l'intermédiaire des adhérents au service d'inscription en compte de CDS.

La capacité d'un propriétaire d'un titre d'emprunt représenté par un billet global de donner en gage ou de prendre d'autres mesures relativement à son titre d'emprunt (autrement que par l'intermédiaire d'un adhérent) peut être limitée du fait qu'il n'existe aucun certificat immatriculé à son nom.

**Paiement du capital, de la prime et des intérêts**

Les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur chaque billet global seront versés à CDS ou à son prête-nom, selon le cas, en tant que porteur inscrit du billet global. Tant que CDS ou son prête-nom est le porteur inscrit d'un billet global, CDS ou son prête-nom, selon le cas, sera considérée l'unique propriétaire du billet global aux fins de recevoir les paiements d'intérêt, s'il en est, et du capital et de la prime, s'il en est, sur ce billet global et à toutes les autres fins aux termes de ce billet global. La date de référence pour le paiement de l'intérêt sera le dixième jour ouvrable avant la date de paiement d'intérêt applicable.

La Fiducie croit savoir que CDS ou son prête-nom, sur réception de tout paiement d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, à l'égard d'un billet global, créditera les comptes des adhérents, à la date du paiement de l'intérêt, s'il en est, ou du capital et de la prime, s'il en est, des sommes proportionnelles à leur participation respective dans le capital de ce billet global comme en font foi les registres de CDS ou de son prête-nom. La Fiducie croit savoir en outre que les paiements d'intérêt, s'il en est, ou du capital et de la prime, s'il en est, par les adhérents aux propriétaires véritables de ce billet global détenu par l'intermédiaire de ces adhérents seront régis par des directives permanentes et des pratiques usuelles, comme c'est le cas pour des titres détenus au porteur pour le compte de clients ou immatriculés au nom d'une maison de courtage, et seront la responsabilité de ces adhérents. La responsabilité et l'obligation de la Fiducie à l'égard des paiements sur les billets globaux se limitent uniquement et

exclusivement, lorsque les titres d'emprunt sont représentés par un billet global, au paiement des intérêts, s'il en est, et du capital et de la prime, s'il en est, exigibles sur ce billet global à CDS ou à son prête-nom. La Fiducie n'aura aucune responsabilité ou obligation à l'égard de tout aspect des registres relativement aux participations véritables dans le billet global ou pour la tenue, la supervision ou l'examen des registres relativement à ces participations véritables.

Si la date d'exigibilité du paiement d'intérêt, s'il en est, ou du capital ou de la prime, s'il en est, sur tout titre d'emprunt n'est pas un jour ouvrable au lieu du paiement, ce paiement sera effectué le prochain jour ouvrable, et le porteur d'un tel titre d'emprunt n'aura pas droit à d'autres intérêts ni à d'autres paiements à l'égard de ce retard.

**Modification**

La convention de fiducie prévoit que la Fiducie et le fiduciaire des billets peuvent faire des conventions complémentaires comportant des modifications et changements à celle-ci aux fins : a) d'ajouter ou de modifier des clauses restrictives de la Fiducie afin de protéger les porteurs de titres d'emprunt ou à leur profit, ou afin de prévoir d'autres cas de défaut; b) d'ajouter des dispositions compatibles avec la convention de fiducie à l'égard de questions en découlant, notamment apporter à la forme des titres d'emprunt des modifications qui n'en modifient pas le fond; étant entendu que, de l'avis du fiduciaire des billets, ces dispositions et modifications ne portent pas atteinte aux intérêts des porteurs de titres d'emprunt; c) d'attester la succession; d) d'établir les modalités et conditions rattachées à une émission de titres d'emprunt; e) de donner effet à une résolution spéciale (au sens donné ci-après) des porteurs de titres d'emprunt; f) d'apporter des modifications à la convention de fiducie afin de respecter la législation applicable; et g) à toutes autres fins compatibles avec la convention de fiducie.

La convention de fiducie prévoit également que les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier ont le pouvoir de modifier les droits des porteurs de titres d'emprunt ou des porteurs de titres d'emprunt d'une série en particulier, selon le cas, aux termes de la convention de fiducie. À cette fin, entre autres, la convention de fiducie renferme des dispositions visant à rendre exécutoires pour les porteurs de titres d'emprunt ou les porteurs de titres d'emprunt d'une série en particulier les résolutions adoptées par les porteurs d'au moins 66 ⅔ % du capital global des titres d'emprunt ou des titres d'emprunt d'une série en particulier qui sont présents en personne ou représentés par procuration à une assemblée ou à une assemblée de série, selon le cas, ou les actes écrits signés par les porteurs d'au moins 66 ⅔ % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant droit de vote (une « **résolution spéciale** »). Le quorum pour les assemblées des porteurs de titres d'emprunt ou les assemblées de série des porteurs de titres d'emprunt d'une série en particulier auxquelles une résolution spéciale sera examinée est constitué des porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier en circulation ayant alors droit de vote. Dans certaines circonstances, si les porteurs représentant au moins 50 % du capital des titres d'emprunt ou des titres d'emprunt d'une série en particulier ne sont pas représentés à l'assemblée ou à l'assemblée de série, l'assemblée ou l'assemblée de série est alors ajournée et, si elle est dûment convoquée à nouveau conformément aux modalités de la convention de fiducie, alors les porteurs représentés à la reprise de l'assemblée ou de l'assemblée de série constituent le quorum adéquat pour étudier, voter et adopter une résolution spéciale.

## MODE DE PLACEMENT

La Fiducie peut offrir et vendre les titres à des preneurs fermes ou à des courtiers qui les souscrivent à titre de contrepartistes, ou par leur intermédiaire, et également vendre les titres directement à un ou plusieurs souscripteurs aux termes de dispenses applicables prévues par la loi ou encore par

l'intermédiaire de placeurs pour compte. Le placement des titres peut être effectué à l'occasion en une ou plusieurs opérations à prix fixe ou à prix variable. S'ils sont offerts à prix variable, les titres peuvent être offerts aux cours en vigueur au moment de la vente, à des prix liés à ces cours en vigueur ou à des prix négociés avec les souscripteurs au moment de la vente, lesquels prix peuvent varier d'un souscripteur à l'autre et pendant la durée du placement.

Le supplément de prospectus relatif à chaque placement de titres donnera l'identité de chacun des preneurs fermes, des courtiers ou des placeurs pour compte, selon le cas, et énoncera également les modalités du placement, notamment le type de titres offerts, le prix d'offre (ou le mode de calcul du prix d'offre dans le cas d'un placement à prix variable), le produit revenant à la Fiducie et la rémunération payable aux preneurs fermes, aux courtiers ou aux placeurs pour compte.

Dans le cas d'une vente par l'intermédiaire de preneurs fermes, les preneurs fermes souscriront les titres pour leur propre compte et pourront les revendre occasionnellement en une ou plusieurs opérations, notamment des opérations négociées, à un prix d'offre fixe ou à des prix variables fixés au moment de la vente, aux cours en vigueur au moment de la vente ou à des prix liés à ces cours en vigueur. Les obligations des preneurs fermes de souscrire ces titres seront subordonnées à certaines conditions suspensives, et les preneurs fermes seront tenus de souscrire la totalité des titres offerts par le supplément de prospectus s'ils souscrivent l'un d'eux.

Dans le cadre d'un placement de titres, les preneurs fermes, courtiers ou placeurs pour compte, selon le cas, peuvent attribuer des titres en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des titres à un niveau supérieur au cours qui serait formé sur un marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Les preneurs fermes, courtiers ou placeurs pour compte à qui ou par l'intermédiaire de qui les titres sont vendus par la Fiducie en vue de leur placement et de leur vente au public peuvent tenir un marché pour la négociation des titres à tout moment sans avis. Aucune garantie ne peut être donnée quant au développement d'un marché pour la négociation des titres ni quant à la liquidité d'un tel marché.

Les titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée *Securities Act of 1933*, dans sa version modifiée (la « **Loi de 1933** »), ou des lois sur les valeurs mobilières de quelque État. Par conséquent, ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à une personne des États-Unis (au sens donné au terme *U.S. Person* dans le *Regulation S* pris en application de la Loi de 1933), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières applicables des États.

## FACTEURS DE RISQUE

Un placement dans les titres comporte différents risques, notamment les risques inhérents au secteur d'activité dans lequel la Fiducie fait affaire. Avant de décider d'investir ou non dans des titres, les épargnants devraient examiner attentivement les risques intégrés par renvoi dans le présent prospectus (y compris les documents qui y sont ultérieurement intégrés par renvoi) et ceux décrits dans un supplément de prospectus propre à un placement de titres.

Les documents d'information que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières qui sont intégrés par renvoi au présent prospectus renferment des exposés sur certains facteurs de risque inhérents à l'activité de la Fiducie. Voir plus particulièrement la rubrique « Facteurs de risque » dans la notice annuelle et les « Risques associés à l'activité » dans la description de chacun des secteurs d'activité de la Fiducie dans le rapport de gestion. Avant d'investir, les

souscripteurs éventuels de titres devraient examiner attentivement les renseignements inclus ou intégrés par renvoi dans le présent prospectus.

## QUESTIONS D'ORDRE JURIDIQUE

Sauf indication contraire dans un supplément de prospectus, certaines questions d'ordre juridique concernant les titres offerts au moyen d'un supplément de prospectus seront examinées, pour le compte de la Fiducie, par Stikeman Elliott S.E.N.C.R.L., s.r.l. Si des preneurs fermes, des courtiers ou des placeurs pour compte désignés dans un supplément de prospectus retiennent les services de leurs propres conseillers juridiques pour examiner les questions d'ordre juridique concernant les titres, l'identité des conseillers juridiques sera indiquée dans le supplément de prospectus.

## VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, Calgary (Alberta).

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est Société de fiducie Computershare du Canada, à ses principaux bureaux situés à Toronto et à Calgary.

## INTÉRÊTS DES EXPERTS

Les associés et avocats-salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l., en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % de toute catégorie de titres de la Fiducie. Le cabinet Ernst & Young s.r.l./S.E.N.C.R.L., comptables agréés, a confirmé qu'il est indépendant au sens des règles de conduite professionnelle (*Rules of Professional Conduct*) de l'Institute of Chartered Accountants of Alberta.

## DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, la révision du prix ou des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

## CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du 5 juin 2009 relatif à l'admissibilité aux fins de placement de parts de fiducie et de titres d'emprunt de la Fiducie d'un capital pouvant atteindre 500 000 $. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus préalable de base simplifié susmentionné notre rapport aux porteurs de parts de la Fiducie sur les bilans consolidés de la Fiducie aux 31 décembre 2008 et 2007 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et des autres éléments du résultat étendu, ainsi que des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2008. Notre rapport est daté du 24 février 2009.

Calgary, Canada
Le 5 juin 2009

*Ernst & Young s.r.l.*
Comptables agréés

**ATTESTATION DE LA FIDUCIE**

Le 5 juin 2009

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constituera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du présent prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres, conformément à la législation en valeurs mobilières de chacune des provinces du Canada.

ALTAGAS INCOME TRUST
par : ALTAGAS GENERAL
PARTNER INC., délégué du
fiduciaire d'AltaGas Income Trust

« *David W. Cornhill* »
David W. Cornhill
Chef de la direction

« *Deborah S. Stein* »
Deborah S. Stein
Chef des finances

Au nom du conseil d'administration
d'ALTAGAS GENERAL
PARTNER INC.

« *Robert B. Hodgins* »
Robert B. Hodgins
Administrateur

« *Myron F. Kanik* »
Myron F. Kanik
Administrateur

**Base Shelf Prospectus**

SEC File # 82-34911

*A copy of this short form prospectus has been filed with the securities regulatory authority in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

***This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.*** *No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".*

*This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1700, 355 - 4 Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com.*

New Issue | SHORT FORM BASE SHELF PROSPECTUS | June 5, 2009

# AltaGas

**ALTAGAS INCOME TRUST**
**$500,000,000**
**Trust Units**
**Debt Securities**

AltaGas Income Trust (the "**Trust**") may from time to time offer and issue trust units or unsecured debt securities (collectively, the "**Securities**"), up to an aggregate offering price of $500,000,000 (or its equivalent in any other currency used to denominate the Securities) during the 25-month period that this short form base shelf prospectus (this "**prospectus**"), including any amendments hereto, remains effective.

The Securities may be offered at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "**prospectus supplement**").

The specific terms of any offering of Securities will be set forth in a prospectus supplement including, where applicable: (i) in the case of trust units, the number of units offered and the offering price; and (ii) in the case of debt securities, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such Securities to which the prospectus supplement pertains.

The Trust may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Trust in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Trust and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The trust units of the Trust are listed on the Toronto Stock Exchange under the symbol "ALA.UN". **There is currently no market through which the debt securities may be sold and purchasers may not be able to resell such securities issued under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of the issuer regulation. See "Risk Factors".**

A rate of return on an investment in the trust units of the Trust over a defined period may not be comparable to the rate of return on an investment in a fixed-income security that provides a return on capital over the same period. The recovery of an initial investment in the trust units of the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of trust units ("**Unitholders**"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the subsidiaries of the Trust, electricity prices, regulation, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of trust units outstanding. In addition, the market value of the trust units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

**Investing in the Securities involves risk. It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing. See, for example, the risk factors set out under "Risks Inherent in the Trust's Operating Entities" on pages 55 to 58 of the AIF (as defined herein). It is also important for an investor to consider the particular risk factors associated with the Trust's structure and the trust units of the Trust. See, for example, the risk factors set out under "Risks Relating to the Trust and the Units of the Trust" on pages 50 to 55 of the AIF. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.**

The return from an investment in trust units to Unitholders, for Canadian income tax purposes, can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. The Trust expects that substantially all of the cash distributions to Unitholders will be returns on capital. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the *Income Tax Act* (Canada) (the "**Act**") (and reduce such Unitholder's adjusted cost base in the trust unit for purposes of the Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Act or is a partnership that is not a "Canadian partnership" for purposes of the Act may be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances.

**The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.**

**Standard & Poor's Ratings Services ("S&P") has assigned a stability rating of SR-3 to the Trust and DBRS Limited ("DBRS") has assigned a stability rate of STA-3 (middle) to the Trust. S&P's stability ratings range from a high of SR-1 to a low of SR-7 and DBRS' stability ratings range from a high of STA-1 to a low of STA-7. S&P**

**has assigned a long term issuer credit rating of BBB with a stable outlook to the Trust and DBRS has assigned a rating of BBB (low) with a positive trend to the Trust's outstanding medium term notes. S&P's long term issuer credit ratings range from a high of AA to a low of CC. DBRS' ratings for long term debt range from a high of AAA to a low of D. Stability ratings, long term issuer credit ratings and long term debt ratings are not a recommendation to buy, sell or hold securities and are subject to revision or withdrawal by S&P or DBRS at any time. See "Ratings".**

The Trust's head and principal offices are located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1. AltaGas General Partner Inc., a wholly-owned subsidiary of the Trust, acts as the delegate of the trustee of the Trust, and AltaGas Ltd. acts as the administrator of the Trust. Their head and registered offices are located at the same address.

**TABLE OF CONTENTS**

# GLOSSARY

SEC File # 82-34911

In this prospectus, the following terms have the meanings set forth below.

**"AIF"** means the annual information form of the Trust dated March 9, 2009 for the year ended December 31, 2008;

**"AltaGas"** means AltaGas Ltd., a corporation formed by amalgamation pursuant to the CBCA, an indirect subsidiary of the Trust and a successor by amalgamation to AltaGas Services;

**"AltaGas LP #1"** means AltaGas Holding Limited Partnership No. 1, a limited partnership created pursuant to the laws of Alberta;

**"AltaGas LP #2"** means AltaGas Holding Limited Partnership No. 2, a limited partnership created pursuant to the laws of Alberta;

**"AltaGas Services"** means AltaGas Services Inc., a predecessor by amalgamation to AltaGas;

**"Arrangement"** means the arrangement, under the provisions of section 192 of the CBCA, involving among others, AltaGas Services, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to which the business of AltaGas Services was reorganized into an income trust effective May 1, 2004;

**"Cash Flow of the Trust"** means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of trust units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purposes; less (iii) the sum of (A) all amounts which relate to the redemption of trust units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (B) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

**"CBCA"** means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time, including the regulations from time to time promulgated thereunder;

**"Declaration of Trust"** means the declaration of trust dated as of March 26, 2004 between the settlor and the Trustee, pursuant to which the Trust was created, as from time to time amended, supplemented or restated;

**"Distribution Period"** means each calendar month, or such other periods as may be determined from time to time by the General Partner on behalf of the Trustee from and including the first day thereof and to and including the last day thereof;

**"Exchangeable Units"** means Class B limited partnership units of AltaGas LP #1;

**"General Partner"** means AltaGas General Partner Inc., a corporation incorporated pursuant to the CBCA as a direct wholly-owned subsidiary of the Trust and the general partner of AltaGas LP #1 and AltaGas LP #2;

"**Holding Trust**" means AltaGas Holding Trust, an unincorporated investment trust established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**NGLs**" means natural gas liquids;

"**Note Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Trust Indenture, and any successor thereto or replacement thereof;

"**Special Voting Unit**" means the special voting unit of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee to which is attached that number of voting rights (each such voting right being equal to the voting rights attached to one trust unit) equal to the number of outstanding Exchangeable Units held by registered holders, other than the Trust and its affiliates;

"**Trust Indenture**" means the trust indenture dated as of May 12, 2005, as amended and supplemented from time to time, between the Trust and the Note Trustee providing for the issuance of debt securities hereunder;

"**Trustee**" means Computershare Trust Company of Canada, as initial trustee pursuant to the Declaration of Trust;

"**Unitholders**" means the holders from time to time of trust units of the Trust;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated May 1, 2004 among the Trust, AltaGas LP #1, AltaGas LP #2 and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

"**Voting and Exchange Trustee**" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

All dollar amounts set forth in this prospectus are expressed in Canadian dollars unless otherwise indicated.

## NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. When used in this prospectus and the documents incorporated by reference herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this prospectus and the documents incorporated by reference herein contain forward-looking statements pertaining to business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results generally and the following statements specifically: the timing, development and capacity of Trust's renewable energy development projects, expected growth in the gas and power business in general, the long-term viability of the WCSB, the impact of regulatory approvals, the advantages afforded by the Trust's diverse extraction infrastructure, expectations regarding power prices and the potential impact of slowing growth in Alberta, expectations regarding demand for clean energy sources, the timing and development of the Trust's capital programs, the total potential from the Trust's run-of-river hydro development projects, the timing and quantum of anticipated expenditures on, and the financial and operational performance improvements resulting from, the Trust's capital programs, the timing of completion of certain upgrades, expectations with respect to levels of producer activity and demand for gathering and processing facilities and services, expectations as to the drivers of growth in the Trust's business segments. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, changes in market competition; governmental or regulatory developments; changes in tax legislation; general economic conditions; and the other factors described under "Risk Factors". The material assumptions in making these forward-looking statements are disclosed in the 2008 MD&A, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein, under the headings "AltaGas' Strategy", "Gas Business – Capitalizing on Opportunities", "Gas Business – Gas Business Outlook", "Gas Business – Gas Business Risk Management", "Power Business – Capitalizing on Opportunities", "Power Business – Power Business Outlook", "Power Business – Risk Management", "Capital Projects", "Gas Business – New Extraction Assets", "Gas Business – New Transmission Assets", "Gas Business – New Energy Services Assets", "Power Business – New Power Assets" and comparable sections in the Interim MD&A. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this prospectus and the documents incorporated by reference herein, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus and the documents incorporated by reference herein as intended, planned, anticipated, believed, estimated or expected, and such forward-looking statements included in this prospectus or the documents incorporated by reference herein should not be unduly relied upon. Such statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference herein, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required pursuant to applicable securities laws.

## DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this prospectus and the documents incorporated by reference herein, the Trust uses the term "Cash Flow of the Trust" to refer to the amount of cash that is to be available for distributions to Unitholders. Management of the Trust believes that Cash Flow of the Trust is a useful indication of the performance of the Trust and an indicator of cash that will be available for distributions to Unitholders. "Cash Flow of the Trust" is not a measure recognized by Canadian generally accepted accounting

principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Cash Flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that Cash Flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Vice-President, General Counsel and Corporate Secretary of AltaGas at 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Telephone: (403) 691-7575. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2008 and 2007 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2008;

(b) the AIF;

(c) the information circular dated March 3, 2009 relating to the Annual and Special Meeting of Unitholders of the Trust held on April 21, 2009;

(d) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the three months ended March 31, 2009 and 2008, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2009;

(e) the material change report of the Trust dated February 4, 2009 with respect to a bought deal offering of 6,100,000 trust units; and

(f) the material change report of the Trust dated May 1, 2009 with respect to the completion of the $200 million issue of senior unsecured medium-term notes.

Any material change reports (except confidential material change reports), unaudited interim comparative consolidated financial statements and accompanying management's discussion and analysis, audited comparative consolidated financial statements and the auditors' report thereon, information circulars, annual information forms, business acquisition reports and prospectus supplements disclosing additional or updated information, filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this prospectus and before the termination of the offering, are deemed to be incorporated by reference in this prospectus.

Upon a new annual information form and related audited annual consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management's discussion and analysis and all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, information circulars, material change reports and business acquisition reports filed by the Trust prior to the commencement of the Trust's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Upon unaudited interim consolidated financial statements and accompanying management's discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

**Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.**

Updated earnings coverage ratios will be filed quarterly with applicable securities regulatory authorities either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of debt securities.

A prospectus supplement containing the specific terms of any offered Securities and other information relating to the offered Securities will be delivered to prospective purchasers of such offered Securities, together with this prospectus, and will be deemed to be incorporated by reference into this prospectus for the purpose of securities legislation as of the date of such prospectus supplement and only for the purpose of the offering of such offered Securities to which the prospectus supplement pertains.

## ALTAGAS INCOME TRUST

### General

The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 1700, 355 - 4th Avenue S.W., Calgary, Alberta T2P 0J1. The Trust's operations and activities are restricted but include among other things: acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Holding Trust, the General Partner, AltaGas or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of, or the ownership, lease or operation of assets or property in connection with, gathering, processing, transporting, extracting, buying, storing or selling petroleum, natural gas, NGLs or other related products, power or other forms of energy

and related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto; engaging in all activities ancillary or incidental to any of these activities; and undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time, provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act or the Trust units being considered "foreign property" for the purposes of the Tax Act or the Trust itself being liable for any tax under Part XI of the Tax Act.

The Unitholders are the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the trustee of the Trust.

**General Partner**

The delegate of the Trustee is the General Partner, which is also the general partner of AltaGas LP #1 and AltaGas LP #2. The board of directors of the General Partner also has the power to manage, or supervise the management of, the business and affairs of AltaGas pursuant to a unanimous shareholder agreement.

The General Partner's head and registered offices are located at 1700, 355 – 4th Avenue S.W., Calgary, Alberta T2P 0J1.

**Business of the Trust**

The Trust, indirectly through its operating subsidiaries, is in the natural gas and power energy infrastructure business and operating primarily in four business segments: Extraction and Transmission, Field Gathering and Processing, Energy Services and Power Generation. The Extraction and Transmission segment consists of AltaGas' interests in ethane and NGL extraction plants, which process natural gas to extract and recover ethane and NGLs, and natural gas and NGL transmission systems, which deliver natural gas and NGLs to distribution systems, end-users or other downstream pipelines. The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities as well as AltaGas' investments in businesses ancillary to the field gathering and processing business. The gathering systems move natural gas from producing wells to processing facilities and the processing facilities remove impurities and certain hydrocarbon components from natural gas, in addition to compressing the gas to meet downstream pipelines' operating specifications for transportation. The Energy Services segment consists of two main businesses: energy management services and gas services. The energy management business provides energy consulting and supply management services and arranges gas and power supply for non-residential end-users and the gas services business buys and resells natural gas, transportation and storage. The Power Generation segment consists of AltaGas' interests in coal-fired base-load generation, an effective 25 percent interest in a 7-megawatt run-of-river hydroelectric project and 39-megawatt gas-fired peaking capacity. The segment also includes the Bear Mountain Wind Park currently being constructed and other renewable energy projects that AltaGas is seeking to develop.

## CONSOLIDATED CAPITALIZATION

The only material change in the trust unit and loan capital of the Trust on a consolidated basis since March 31, 2009 was the issue of $200 million principal amount of senior unsecured medium-term notes, with a coupon rate of 7.42% maturing on April 29, 2014, completed on April 29, 2009.

## USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities by the Trust will be the issue price less any commission paid in connection therewith and expenses relating to the particular offering of trust units or debt securities. Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general trust purposes, to repay indebtedness and to fund capital expenditures. The amount of net proceeds to be used for any such purpose will be set forth in a prospectus supplement. The Trust may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

## RATINGS

Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an income trust's distribution stream when compared to other rated Canadian income trusts. S&P has assigned a stability rating of SR-3 to the Trust and DBRS has assigned a stability rate of STA-3 (middle) to the Trust.

According to the S&P stability rating system, a stability rating of SR-3 indicates that the Trust has a high level of cash distribution stability relative to other rated Canadian income funds. According to the DBRS stability rating system, a stability rating of STA-3 is considered to have good stability and sustainability of distributions per unit. DBRS further separates the ratings into high, middle and low to indicate where within the rating category the income trusts fall. Stability ratings take into consideration seven main factors of operational and industry characteristics, asset quality, financial flexibility, size and market position, diversification, sponsorship and growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. A stability rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by S&P or DBRS at any time.

Issuer credit ratings are intended to convey the opinion of a rating agency in respect of an obligor's overall financial capacity to pay its financial obligations. S&P has assigned a long term issuer credit rating of BBB with a stable outlook to the Trust. S&P's long term issuer credit ratings range from a high of AA to a low of CC. According to the S&P long term issuer credit rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS long term debt ratings are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS has assigned a rating of BBB (low) with a positive trend to the Trust's outstanding medium term notes. DBRS' ratings for long term debt range from a high of AAA to a low of D. According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category.

Neither an issuer credit rating nor a rating on long term debt is a recommendation to purchase, sell or hold securities, as such does not comment on market price or suitability for a particular investor, and is subject to revision or withdrawal by S&P or DBRS, respectively, at any time.

## PRIOR SALES

The Trust has not sold or issued any Trust Units or securities convertible into Trust Units during the twelve month period prior to the date hereof other than as follows:

1. The Trust issued 6,100,000 Trust Units on February 10, 2009 at a price of $16.50 per Trust Unit for aggregate gross proceeds of approximately $100 million.

2. The Trust issued 4,398,750 Trust Units on June 10, 2008 at a price of $26.20 per Trust Unit for aggregate gross proceeds of approximately $115 million.

3. The Trust issued an aggregate of 2,055,207 Trust Units during this period pursuant to the Trust's distribution reinvestment plan at a weighted average issue price of $17.42 per Trust Unit for aggregate consideration of approximately $35.8 million.

4. The Trust issued 15,000 Trust Units pursuant to Trust Unit options under its Trust Unit Option Plan at a weighted average exercise price of $10.65.

## PRICE RANGE AND TRADING VOLUME

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "ALA.UN". The following table sets forth the price range for and trading volume of the Trust Units on the Toronto Stock Exchange for June 2008 through June 5, 2009 as reported by such exchange.

| Month and Year | High | Low | Volume |
|---|---|---|---|
| June 2008 | $27.50 | $25.61 | 2,925,813 |
| July 2008 | $25.84 | $22.90 | 1,888,734 |
| August 2008 | $25.50 | $23.65 | 1,691,254 |
| September 2008 | $26.91 | $21.06 | 3,286,838 |
| October 2008 | $23.85 | $13.66 | 6,607,699 |
| November 2008 | $21.33 | $15.14 | 3,809,441 |
| December 2008 | $17.55 | $13.50 | 4,563,949 |
| January 2009 | $18.85 | $16.45 | 4,396,777 |
| February 2009 | $16.52 | $12.25 | 9,861,861 |
| March 2009 | $14.71 | $12.51 | 5,370,312 |
| April 2009) | $15.49 | $13.93 | 4,525,237 |
| May 2009 | $16.79 | $14.52 | 4,872,620 |
| June 2009 (1 to 5) | $16.64 | $16.21 | 1,621,011 |

## EARNINGS COVERAGE

The following earnings coverage ratios have been calculated on a consolidated basis and are derived from audited, in the case of the 12 month period ended December 31, 2008, and unaudited, in the case of the 12 month period ended March 31, 2009, financial information based on Canadian generally accepted accounting principles. The earnings coverage on short-term and long-term debt for the 12 month period ended December 31, 2008, after giving effect to the equity offering completed on February 10, 2009 and the medium-term note offering completed on April 29, 2009, was 5.4 times and for the 12 month period ended March 31, 2009 was 5.0 times after giving effect to the medium-term note offering in April. Such ratios do not give effect to the issue of any debt securities pursuant to this prospectus. If debt securities having a term to maturity in excess of one year are offered under this prospectus and a

prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

## DESCRIPTION OF TRUST UNITS

### Trust Units

An unlimited number of trust units may be created and issued pursuant to the Declaration of Trust. Each trust unit entitles the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All trust units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the trust units held by such holder.

### Issuance of Units

The Declaration of Trust provides that trust units, including exchangeable securities, rights, warrants, options or other securities convertible into or exchangeable for trust units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee may determine. The Declaration of Trust also provides that the Trustee may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustee may determine.

### Special Voting Units

The Declaration of Trust allows for the creation of special voting units which enables the Trust to provide voting rights to holders of exchangeable securities. A Special Voting Unit was issued pursuant to the Arrangement to enable the holders of Exchangeable Units issued by AltaGas LP #1 and AltaGas LP #2 to vote at meetings of Unitholders. The Special Voting Unit created and issued pursuant to the Arrangement was issued to the Voting and Exchange Trustee. The holder of a special voting unit, including in respect of the Special Voting Unit, the Voting and Exchange Trustee, is not entitled to any interest or share in the distributions or net assets of the Trust and is only entitled to such number of votes at meetings of Unitholders as is equal to the number of trust units into which the exchangeable securities to which such special voting unit relates are exchangeable or convertible.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who received Exchangeable Units pursuant to the Arrangement. The Voting and Exchange Trustee is obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable Units. However, if no instructions are provided by the holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

The special voting units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of the special voting unit. The Declaration of Trust provides that, upon the exchange of Exchangeable Units for trust units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable Units.

**Distributions**

Pursuant to the Declaration of Trust, the Trust is required to make cash distributions to Unitholders each calendar month (or such other periods as may be determined by the Trustee) of all or any part of the Cash Flow of the Trust. Cash received by the Trust from its subsidiaries will be managed by the General Partner, giving consideration to the consolidated net income of the Trust, the consolidated growth and maintenance capital requirements of the Trust, the consolidated debt repayment requirements of the Trust and other factors. The intent of the General Partner is to maximize the cash received by the Trust from its subsidiaries giving consideration to these various factors.

Distributions in respect of a month will be paid to Unitholders of record as at the close of business on each determined distribution record date. The distribution for any month will be paid on the determined distribution payment date. In addition, the Declaration of Trust provides that, if necessary, on December 31st of each year, the Trust will distribute an additional amount such that the Trust will not be liable for ordinary income taxes for such year.

For additional information in respect of the trust units, including information respecting limitations on non-resident ownership, the redemption right attached to the trust units, meetings of Unitholders and amendments to the Declaration of Trust, see "Declaration of Trust and Description of Units" on pages 37 through 42, inclusive, of the AIF.

## DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the Trust Indenture. The following is a general summary of the terms of the Trust Indenture, including certain general terms and provisions of debt securities that may be issued under the Trust Indenture in respect of which a prospectus supplement will be filed. The summary is subject to the detailed provisions of the Trust Indenture to which reference is hereby made, including the definitions of certain terms used herein, and for other information regarding the debt securities. A copy of the Trust Indenture may be reviewed at the offices of the Trust in Calgary, Alberta during normal business hours during the period of distribution of any debt securities. The Trust Indenture may also be viewed on SEDAR at www.sedar.com. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities.

**General**

The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series thereunder. The debt securities will be unsecured and will be unsubordinated obligations of the Trust.

Certain terms of each issue of debt securities, as well as any modifications of or additions to the general terms of the debt securities as described herein that may be applicable to a particular issue of debt securities, will be described in the prospectus supplement relating to the offering of such debt securities.

Reference is made to the prospectus supplement for the following applicable terms of, and information relating to, the debt securities being offered thereby:

(a) the specific designation, aggregate principal amount, authorized denominations and maturity dates of the debt securities;

(b) the rate or rates of interest, which may be a fixed rate or floating rate, and the amounts payable in respect of principal and premium, if any, on the debt securities;

(c) covenants relating to the payment of principal and interest on the debt securities and other covenants applicable to such debt securities to which the Trust will be bound;

(d) the date or dates from which interest shall accrue, the dates on which interest shall be payable and the record dates for the interest payable on any interest payment date;

(e) the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

(f) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at the option of the Trust;

(g) the obligation, if any, of the Trust to redeem, purchase or repay the debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof; and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(h) provisions relating to the conversion of the debt securities for trust units or other securities of the Trust or its subsidiaries;

(i) the currency or currencies (which may be in the Canadian dollar or in any other currency) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j) the application, if any, of any defeasance provisions to the debt securities; and

(k) whether the debt securities may be exchanged or converted into securities of the Trust or another issuer.

The debt securities may be issued as original issue discount debt securities (bearing no interest, or interest at a rate that at the time of issuance is below market rates) at prices below their stated principal amount.

**Ranking**

The debt securities will be direct, unsecured obligations of the Trust and, subject to certain exceptions set forth in the Trust Indenture, will rank pari passu with all other present and future unsubordinated and unsecured indebtedness of the Trust.

**Form of Debt Securities**

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued only in the form of fully registered global notes (the "**Global Notes**") to be held by, or on behalf of, CDS Clearing and Depository Services Inc. ("**CDS**"), as depositary for its Participants (as defined below), and will be registered in the name of CDS or its nominee. Debt securities represented by Global Notes will not be issued in definitive form unless (i) the Trust, in its sole discretion, elects to prepare and

deliver definitive notes (the "**Definitive Notes**"), (ii) CDS notifies the Trust that it is unwilling or unable to continue to be depositary in connection with a Global Note, (iii) CDS ceases to be eligible to be a depositary and the Trust is unable to find a qualified successor, or (iv) holders of not less than 25% of the debt securities, following the occurrence of an event of default which is continuing under the Trust Indenture, request debt securities to be issued as Definitive Notes.

Beneficial interests in the Global Notes, constituting ownership of the debt securities, will be represented through book-entry accounts of institutions acting on behalf of owners of debt securities, as direct and indirect participants (the "**Participants**") of CDS. Each purchaser of a debt security represented by a Global Note will receive a customer confirmation of purchase from the dealer from which the debt security is purchased in accordance with the practices and procedures of such dealer. Such practices may vary between dealers, but generally customer confirmations are issued promptly following execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Notes.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in denominations of $5,000 and multiples of $1,000 above such amount.

**Transfer of Debt Securities**

Transfer of ownership of debt securities represented by Global Notes will be effected through records maintained by CDS or its nominee for such Global Notes (with respect to interests of Participants) and through the records of Participants (with respect to interests of persons other than Participants). Unless debt securities are issued as Definitive Notes, owners of debt securities who are not Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of debt securities, may do so only through Participants in CDS's book-entry system.

The ability of an owner of a debt security represented by a Global Note to pledge or otherwise take action with respect to such owner's debt security (other than through a Participant) may be limited by the unavailability of a certificate registered in such owner's name.

**Payment of Principal, Premium and Interest**

Payments of interest, if any, and principal of and premium, if any, on each Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the Global Note. So long as CDS or its nominee is the registered holder of a Global Note, CDS or its nominee, as the case may be, will be considered to be the sole owner of the Global Note for the purpose of receiving payments of interest, if any, and principal of and premium, if any, on such Global Note and for all other purposes under such Global Note. The record date for the payment of interest will be the tenth business day prior to the applicable interest payment date.

The Trust understands that CDS or its nominee, upon receipt of any payment of interest, if any, or principal and premium, if any, in respect of a Global Note, will credit Participants' accounts, on the date interest, if any, or principal and premium, if any, is paid, with payments in amounts proportionate to their respective interests in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Trust also understands that payments of interest, if any, or principal and premium, if any, by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of the Trust in respect of payments on Global Notes are limited solely and exclusively, while the debt securities are represented by a Global Note, to making

payment of interest, if any, and principal and premium, if any, due on such Global Note to CDS or its nominee. The Trust will not have any responsibility or liability for any aspect of the records relating to beneficial interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

If the due date for payment of interest, if any, or principal of or premium, if any, on any debt security is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such debt security will not be entitled to any further interest or other payment in respect of such delay.

**Modification**

The Trust Indenture provides that supplemental indentures containing modifications and alterations thereto may be made by the Note Trustee and the Trust: (a) to add or amend covenants of the Trust to protect or benefit holders of debt securities or to provide for additional events of default; (b) to make such provisions not inconsistent with the Trust Indenture with respect to matters or questions arising under the Trust Indenture including the making of any modifications to the form of debt securities which do not affect the substance thereof, provided that in the opinion of the Note Trustee such provisions and modifications shall not be prejudicial to the interests of holders of debt securities; (c) to evidence succession; (d) to establish the terms and conditions attached to an issue of debt securities; (e) to give effect to an Extraordinary Resolution (as defined below) of holders of debt securities; (f) to make amendments to the Trust Indenture to comply with applicable law; and (g) for any other purpose not inconsistent with the Trust Indenture.

The Trust Indenture also provides that the holders of debt securities or holders of debt securities of a particular series shall have the power to modify the rights of the holders of debt securities or holders of debt securities of a particular series, as applicable, under the Trust Indenture. For that purpose, among others, the Trust Indenture contains provisions to render binding on holders of debt securities, or holders of debt securities of a particular series, resolutions passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of debt securities or of debt securities of a particular series who are present in person or represented by proxy at the meeting or serial meeting, as the case may be, or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding debt securities or debt securities of a particular series entitled to vote thereon ("**Extraordinary Resolutions**"). The quorum for meetings of holders of debt securities or serial meetings for holders of debt securities of a particular series at which such an Extraordinary Resolution will be considered shall be holders representing not less than 50% of the principal amount of outstanding debt securities or debt securities of a particular series then entitled to vote thereon. In certain circumstances, if holders representing not less than 50% of the principal amount of debt securities or debt securities of a particular series are not represented at the meeting or serial meeting, then the meeting or serial meeting shall stand adjourned and if properly reconvened in accordance with the terms of the Trust Indenture then those holders represented at the reconvened meeting or serial meeting shall constitute a proper quorum to consider, vote on and pass an Extraordinary Resolution.

## PLAN OF DISTRIBUTION

The Trust may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and also may sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related

to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution.

The prospectus supplement relating to each offering of Securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Trust and any compensation payable to the underwriters, dealers or agents.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any such securities are purchased.

In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by the Trust for public offering and sale may make a market in the Securities at any time without notice. No assurance can be given that a trading market in the Securities will develop or as to the liquidity of any trading market of the Securities.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.

## RISK FACTORS

Investment in the Securities is subject to various risks including those risks inherent to the industry in which the Trust operates. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

Discussions of certain risk factors affecting the Trust in connection with its business are provided in the Trust's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus. In particular, see "Risk Factors" in the AIF and "Business Risks" in the description of each of the Trust's business segments in the management's discussion and analysis of results of operations and financial condition. Before investing, prospective purchasers of Securities should carefully consider the information contained or incorporated by reference in this prospectus.

## LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Securities offered by a prospectus supplement will be passed upon, on behalf of the Trust, by Stikeman

Elliott LLP. If any underwriters, dealers or agents named in a prospectus supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the prospectus supplement.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the trust units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

## INTERESTS OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Trust. Ernst & Young LLP, Chartered Accountants, has confirmed that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

# AUDITORS' CONSENT

We have read the short-form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated June 5, 2009 relating to the qualification for distribution of up to $500,000,000 aggregate principal amount of trust units and debt securities of the Trust. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned short-form base shelf prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated February 24, 2009.

Calgary, Canada
June 5, 2009

*"Ernst & Young LLP"*
Chartered Accountants

**CERTIFICATE OF THE TRUST**

Dated: June 5, 2009

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

ALTAGAS INCOME TRUST
by: ALTAGAS GENERAL
PARTNER INC., delegate of the
Trustee of AltaGas Income Trust

*"David W. Cornhill"*
David W. Cornhill
Chief Executive Officer

*"Deborah S. Stein"*
Deborah S. Stein
Chief Financial Officer

On behalf of the Board of Directors
of ALTAGAS GENERAL
PARTNER INC.

*"Robert B. Hodgins"*
Robert B. Hodgins
Director

*"Myron F. Kanik"*
Myron F. Kanik
Director

SEC File # 82-34911

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

5 June 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Quebec
The Office of the Administrator, Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories

**Re: AltaGas Income Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009 relating to the qualification for distribution of Trust Units or Debt Securities up to an aggregate initial offering price of $500,000,000 (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 24, 2009 to the Unitholders of the Trust on the following financial statements:

- Consolidated balance sheets of the Trust as at December 31, 2008 and 2007.
- Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two year period ended December 31, 2008.

We also consent to the reference to our firm under the caption "Interests of Experts" in the Prospectus and in the Annual Information Form dated March 9, 2009 incorporated by reference in the Prospectus.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

SEC File # 82-34911

**RECEIPT**

**ALTAGAS INCOME TRUST**

This is the receipt of the Alberta Securities Commission for the Shelf Prospectus of the above Issuer dated June 5, 2009 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Québec, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

June 8, 2009

*"Agnes Lau"*

Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 01426840

4TH FLOOR, 300 - 5TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3C4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com

AltaGas

NEWS RELEASE

# ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

**Calgary, Alberta (June 12, 2009) –** AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on July 15, 2009 to holders of record on June 25, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:


| Media | Investment Community | Website: www.altagas.ca |
|---|---|---|
| Adrianne Hartley | Sheena McKellar | Investor Relations |
| (403) 691-9873 | (403) 691-9855 | 1-877-691-7199 |
| adrianne.hartley@altagas.ca | sheena.mckellar@altagas.ca | investor.relations@altagas.ca |

# DEALER AGREEMENT

June 22, 2009

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

**Attention: Richard M. Alexander, President and Chief Operating Officer**

Dear Madam:

The undersigned, Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc. and HSBC Securities (Canada) Inc. (collectively, the "**Dealers**" and individually, a "**Dealer**") understand that AltaGas Income Trust (the "**Trust**") proposes to issue and sell from time to time in all of the provinces of Canada (the "**Selling Provinces**") and in such other jurisdictions as the Trust may determine from time to time (collectively with the Selling Provinces, the "**Jurisdictions**"), unsecured medium term notes (the "**Medium Term Notes**"), as described in the English and French language versions of the Trust's short form shelf prospectus dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009, and as further amended or supplemented from time to time. The Trust's payment obligations under the Medium Term Notes will initially be guaranteed unconditionally by AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), an indirect subsidiary of the Trust, subject to release in accordance with the terms of the guarantee and the Principal Indenture (as defined below).

Subject to the terms and conditions contained herein, the Trust hereby appoints, severally, the Dealers as its exclusive (subject to the Trust's rights to sell Medium Term Notes and to appoint additional agents as provided hereunder) agents to solicit, from time to time, offers to purchase Medium Term Notes, such solicitations to be made directly and through other investment dealers approved in writing by the Trust (together with the Dealers, referred to herein as the "**Selling Firms**") and in the Jurisdictions only, and the Dealers hereby severally accept the appointment. The Trust may appoint additional agents hereunder, provided that each such additional agent is qualified to so act under applicable Securities Laws (as defined below) and provided that a Prospectus Supplement or Prospectus Amendment (each as defined below), as necessary, duly signed by such additional agents in compliance with applicable Securities Laws, and including such other disclosures as may be required by applicable Securities Laws, has been filed and accepted for filing under applicable Securities Laws. Upon delivery to the then existing Dealers of a copy of this Agreement signed by each such additional agent, each such additional agent shall become one of the Dealers hereunder. If an Agent that is at the time of any such appointment a party to this Agreement does not agree with the appointment of such additional

Agent or Agents, such Agent may exercise its right not to participate in the then proposed offering of Medium Term Notes or any further proposed offerings of Medium Term Notes. The agency sales will be subject to acceptance by the Trust of all offers to purchase Medium Term Notes and to the requirements of any applicable Securities Laws or any other applicable laws.

A Dealer, either alone or severally, and not jointly, with one or more of the other Dealers, may from time to time purchase, as principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Medium Term Notes from the Trust at prices and commissions, if any, as may from time to time be agreed upon between the Trust and the Dealer or Dealers. Any agreement between the Trust and a Dealer or Dealers relating to the purchase by such Dealer or Dealers of Medium Term Notes as principals shall be substantially in the form of the underwriting addendum attached as Schedule C to this Agreement (the "**Underwriting Addendum**"). Any purchase of Medium Term Notes as underwriter or principal will be deemed to have been made on the basis of the representations and warranties of the Trust herein contained and shall be subject to the terms and conditions herein set forth together with the terms and conditions set forth in the Underwriting Addendum for the sale of such Medium Term Notes.

The Trust may also offer the Medium Term Notes, from time to time directly to the public at prices and upon terms agreed to by the Trust and the purchaser of the Medium Term Notes (or any agent or investment dealer acting on behalf of such purchaser), provided that the Trust may not so offer the Medium Term Notes (i) on a date the Trust requests the Dealers to solicit offers to purchase Medium Term Notes, or (ii) during any period commencing on a date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Medium Term Notes as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the earlier of 30 days from the date of issuance of such Medium Term Notes and the date on which all agreements relating to sales of such Medium Term Notes by or through the Dealers are binding on the public purchasers of Medium Term Notes or, in the case of (i) above, such date such request is revoked. It is acknowledged that an offering of Medium Term Notes directly to the public may include the acceptance by the Trust of an unsolicited offer to purchase Medium Term Notes received from an investment dealer, other than a Dealer, acting as agent for one or more purchasers and not as agent for the Trust or as principal for resale. Unless otherwise agreed upon by the Trust and Scotia Capital Inc., on behalf of the Dealers, the Trust will not sell Medium Term Notes to any investment dealer, other than a Dealer, which is purchasing as principal for resale to the public. No commission shall be payable to the Dealers for sales made directly by the Trust.

For each Medium Term Note sold under this Agreement by one or more of the Dealers, the Trust will pay to such Dealer, or to such Dealers collectively, a commission as determined in accordance with Schedule A attached hereto or such other commission as the Trust and the Dealer or Dealers may determine from time to time. The commission in respect of any particular Medium Term Note will be payable in the same currency as the principal of the Medium Term Note.

## 1. Definitions

In this Agreement:

(a) "**Agreement**" means this agreement as amended form time to time;

(b) "**Closing Date**" means the date or dates on which Medium Term Notes are issued;

(c) "**CPA Rules**" means the rules and procedures established by the Canadian Payments Association relating to the clearance of electronic funds transfers;

(d) "**DBRS**" means DBRS Limited, and any successors thereto;

(e) "**Dealers' Counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel acceptable to the Dealers and the Trust;

(f) "**Declaration of Trust**" means the declaration of trust of the Trust dated March 26, 2004 as amended by the First Supplemental Indenture dated April 30, 2004, as further amended from time to time;

(g) "**Distribution**" and "**Distribution to the Public**" have the meanings attributed thereto under applicable Securities Laws, and "**Distribute**" means to effect a Distribution;

(h) "**Exchange**" means the Toronto Stock Exchange;

(i) "**Financial Statements**" means, collectively, at any time, the audited annual comparative consolidated financial statements of the Trust, together with the notes thereto and the auditors' report thereon, and the unaudited interim comparative consolidated financial statements of the Trust together with the notes thereto incorporated or deemed to be incorporated by reference in the Prospectus;

(j) "**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

(k) "**Guarantor**" means any subsidiary of the Trust that has entered into a Subsidiary Guarantee under the Principal Indenture;

(l) "**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its subsidiaries on a consolidated basis;

(m) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(n) "**Material Subsidiaries**" means a direct or indirect subsidiary of the Trust, provided however, such term shall not include a subsidiary if the amount of the Trust's share (based on its percentage ownership of voting interests of such subsidiary) of the total assets or total revenues of such subsidiary does not exceed 10% of the consolidated assets or consolidated revenues, as the case may be, of the Trust in each case as at the date of the most recent audited financial statements of the Trust;

(o) **"NI 44-102"** means National Instrument 44-102 – "Shelf Distributions" of the Canadian Securities Administrators;

(p) **"No Trade Period"** has the meaning attributed thereto in section 5;

(q) **"Pricing Supplement"** means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102;

(r) **"Principal Indenture"** means the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada, as trustee, as the same may be amended or supplemented from time to time, providing for the issue of debt securities of the Trust, including the Medium Term Notes;

(s) **"Prospectus"** means, collectively, the short form shelf prospectus of the Trust dated June 5, 2009 and the prospectus supplement dated June 22, 2009 relating to the Distribution of the Medium Term Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference, and as further supplemented or amended from time to time;

(t) **"Prospectus Amendment"** means an amendment to the Prospectus, in both the English and French languages, and includes an amendment by way of a material change report as contemplated by NI 44-102;

(u) **"Prospectus Supplement"** means a prospectus supplement, in either or both the English and French languages, incorporated or deemed to be incorporated by reference in the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102, which term shall, as applicable, include a Pricing Supplement;

(v) **"Public Record"** means all information filed by the Trust with the Securities Commissions, including, without limitation, the Prospectus and any other information filed with any Securities Commission in compliance with, or intended compliance with, any applicable Securities Laws;

(w) **"S&P"** means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., and any successor thereto;

(x) **"Securities Commissions"** means the securities commission or the securities regulatory authority in each of the Selling Provinces;

(y) **"Securities Laws"** means the securities acts or similar statutes of each of the Jurisdictions and all rules, regulations, policy statements, notices and blanket orders or rulings thereunder;

(z) **"Shelf Procedures"** means the rules and procedures established pursuant to NI 44-102;

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(aa) "**subsidiary**" has the meaning attributed thereto in the *Canada Business Corporations Act* or, with respect to an entity other than a corporation, means an entity in which the Trust directly or indirectly owns not less than 50% of the capital or income interests;

(bb) "**Subsidiary Guarantee**" means the guarantee agreements executed by each of the Guarantors, substantially in the form of Schedule B to the Principal Indenture, pursuant to which the Guarantors guarantee the performance of certain obligations of the Trust under the Principal Indenture;

(cc) "**Tax Act**" means the *Income Tax Act* (Canada); and

(dd) "**Trust's Counsel**" means Stikeman Elliott LLP or such other legal counsel acceptable to the Trust and the Dealers.

## 2. Terms of Medium Term Notes

The Medium Term Notes will be issued pursuant to the Principal Indenture and shall, in all material respects, have the attributes and characteristics described in the Prospectus. All terms and conditions of each Medium Term Note issued by the Trust from time to time will be determined by the Trust in its sole discretion and set forth in the applicable Pricing Supplement or Prospectus Supplement. These terms and conditions shall, as applicable, include, without limiting the generality of the foregoing, the principal amount of Medium Term Notes being offered, the denominations, the currency or currency unit, the issue and delivery date, the maturity date, the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), redemption or repurchase provisions (if any), the names of the dealers, the dealers' commission, method of distribution, the proceeds to the Trust and issue price (at par, at a premium or at a discount).

## 3. Filing of Prospectus Documents

(a) The Trust shall as soon as possible fulfill and shall continue to fulfill during the term of this Agreement, all legal requirements to be fulfilled by the Trust (including, without limitation, from time to time, any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Medium Term Notes to be continuously offered for sale and sold to the public in each of the Selling Provinces under NI 44-102 in compliance with applicable Securities Laws by or through investment dealers and brokers who comply with applicable Securities Laws.

(b) To the extent that in so fulfilling such legal requirements as referred to in subsection 3(a), the filings or proceedings referred to in subsection 3(a) result in the Dealers assuming additional liability, the Trust shall consult with the Dealers as to such filings and proceedings it proposes to effect.

## 4. Distribution of the Medium Term Notes

The Dealers shall, on such dates as the Trust has notified the Dealers in accordance with the operating procedures set forth in Schedule B hereto that it seeks to sell Medium Term Notes, use their best efforts to solicit offers to purchase the Medium Term Notes from, and sell the Medium Term Notes to, members of the public in the Selling Provinces, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. With the consent of the Trust, the Dealers may solicit offers to purchase or sell Medium Term Notes outside of the Selling Provinces in accordance with applicable law, but will not solicit offers to purchase or sell Medium Term Notes so as to require registration of the Medium Term Notes or the filing of a prospectus with respect to the distribution of Medium Term Notes under the laws of such jurisdictions, and will require each Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this section 4, the Dealers shall be entitled to assume that the Medium Term Notes are qualified for Distribution in all of the Selling Provinces. The Trust has delivered or shall deliver to the Dealers copies of all receipts, if any, received from time to time from the Securities Commissions for the Prospectus, any Prospectus Amendment or Prospectus Supplement as soon as they are available. The Dealers shall, as soon as practicable after the Dealers have distributed Medium Term Notes, but in any event not later than 30 days after the date on which the sale occurred, provide the Trust with a comprehensive breakdown of the Medium Term Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Selling Provinces where a breakdown is required for the purpose of calculating fees payable by the Trust to the Securities Commissions.

## 5. No Trade Period

During the period of a Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, the Trust shall not, during the time period (the "**No Trade Period**") in which the Trust believes, in its reasonable judgment, that any change described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not Distribute its own securities, continue the Distribution or Distribution to the Public of the Medium Term Notes until such No Trade Period ends either through a change in circumstances or a public announcement of such change being made or otherwise:

(a) any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust and its subsidiaries taken as a whole; or

(b) any change in any matter covered by a statement contained or incorporated by reference in the Prospectus as amended or supplemented immediately prior to such change; or

(c) any fact which has arisen which would have been required to have been stated in the Prospectus had the fact arisen on or prior to the date of a Prospectus Supplement or Pricing Supplement,

which change or fact in any case is, or may be, of such a nature as (i) to render the Prospectus, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in the Prospectus, immediately prior to such change or fact, containing a misrepresentation, or (iii) would result in the Prospectus, immediately prior to such change or fact, not complying with the laws of any Selling Province, or (iv) would reasonably be expected to have a significant effect on the market price or value of the Medium Term Notes. The Trust shall promptly comply with all applicable filing and other requirements under applicable Securities Laws in the Selling Provinces arising as a result of such change. In addition, if during the period of the Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, the Trust shall make such filing as soon as possible. The Trust shall also discuss with the Dealers any change or fact in respect of which there may be doubt respecting the applicability of this section 5.

**6. Delivery of Documents**

(a) The Trust shall cause to be delivered to the Dealers and to the Dealers' Counsel:

(i) on the date of this Agreement, the Prospectus in the English and French languages as filed with the Securities Commissions signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably;

(ii) on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Prospectus and not previously delivered to the Dealers, provided that if such continuous disclosure documents are, or information is, available to the public on the SEDAR website, such documents or information shall be deemed to have been delivered in satisfaction of this requirement;

(iii) on the date of this Agreement, confirmations (in writing) from DBRS and S&P confirming the ratings on the Medium Term Notes and subsequently on or within two days prior to such date or dates as Medium Term Notes are issued;

(iv) as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of such continuous disclosure documents or information as may have been or as may be incorporated or deemed to be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus;

(v) as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement as contemplated by NI 44-102, signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably,

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including copies of any documents or information incorporated or deemed to be incorporated by reference therein and not previously delivered hereunder and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof;

(vi) at the time the French language version of the Prospectus, or any Prospectus Amendment or any Prospectus Supplement (other than a Pricing Supplement) is delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6 or at the time the French language version of a form of Pricing Supplement is first delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6, an opinion of the Trust's Québec counsel, dated the date of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, to the effect that, except for selected financial information, management's discussion and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements and auditors' reports (collectively, the "**Financial Information**") contained in or incorporated by reference therein, each of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein (except in respect of which such an opinion has previously been given), is in all material respects a complete and proper translation thereof in the English language, and that the two versions are not susceptible to any materially different interpretations with respect to any material matter and an opinion of the Trust's auditors, at the same time or times and substantially to the same effect, in respect of the Financial Information, provided that with respect to the Pricing Supplement, such opinion may be limited to the Pricing Supplement and any other information included or incorporated by reference in the Prospectus and in respect of which such an opinion has not previously been delivered to the Dealers;

(vii) at the time of the delivery to the Dealers, pursuant to this section 6, of the Prospectus, any Prospectus Amendment or any Prospectus Supplement containing or incorporating by reference updated earnings coverage ratios or at the time the Trust files updated earnings coverage ratios or other material financial information that will be incorporated by reference into the Prospectus and the Dealers so request, a comfort letter from the Trust's auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement, as the case may be, and acceptable in form and substance to the Dealers, acting reasonably, with respect to such earnings coverage or other financial information contained or incorporated by reference in such Prospectus, Prospectus Amendment or Prospectus Supplement (except in respect of such information as has been the subject of a previously delivered comfort letter). The comfort letter shall be based on a review by the auditors having a cutoff date not more than two

business days prior to the date of the comfort letter or, with respect only to updated earnings coverage information, the date of the Trust's last quarter end and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(viii) the Trust shall not be required to deliver the "comfort letters" described in subsection 6(a)(vii) in respect of updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus if the Trust believes it will not be issuing Medium Term Notes prior to the next filing of the Trust's updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus;

(ix) notwithstanding subsection 6(a)(viii), if the Trust decides to issue Medium Term Notes at a time when the Dealers have not received "comfort letters" in respect of earnings coverage ratios and other material financial information which are incorporated by reference into the applicable Pricing Supplement, the Trust shall cause to be delivered to the Dealers, at the time contemplated by section 6(a)(vii), those "comfort letters" in the form described in subsection 6(a)(vii) in respect of such earnings coverage ratios and other material financial information based on a review by the auditors having a cutoff date not more than two business days prior to the date of such Pricing Supplement; and

(x) upon receipt of written instructions to the Trust or its commercial printer as to quantities and location of delivery, as soon as they are available and in any event within two business days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement (other than a Pricing Supplement) and, in the case of a Pricing Supplement, one business day from the date thereof, that number of commercial copies of the Prospectus, any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement, including copies of any documents or information incorporated by reference therein, as the Dealers may reasonably require, without charge, in those cities in the Jurisdictions that the Dealers may reasonably request.

(b) The Trust's delivery to the Dealers of the documents referred to in subsection 6(a)(i), subsection 6(a)(ii), subsection 6(a)(iv) and subsection 6(a)(v) hereof shall constitute a representation and warranty by the Trust to the Dealers that: (i) each such document at the time of its filing fully complied with the provisions of applicable Securities Laws and (ii) all information and statements contained therein (except any information relating solely to the Dealers) are, at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken as a whole, and the Medium Term Notes. Such delivery (in the absence of notification to cease Distribution of the Medium Term Notes by the Trust) shall constitute the Trust's consent to the use by the Selling

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Firms of such documents in connection with the Distribution of the Medium Term Notes in compliance with the provisions of this Agreement.

(c) Without limiting the generality of the foregoing and in order to assist the Dealers in their monitoring, on an ongoing basis, of the affairs of the Trust, the Trust shall as soon as practicable during the term of this Agreement provide the Dealers' Counsel with copies of all press releases and documents filed pursuant to the continuous disclosure requirements of applicable Securities Laws and filed during the period of Distribution of the Medium Term Notes with any Securities Commission and will permit the Dealers to conduct due diligence as set forth herein.

(d) The Dealers will deliver to the Trust and to the Trust's Counsel:

(i) on the date of this Agreement, a Certificate of Dealers page (or pages, duly executed in counterparts) for filing with the Securities Commissions, signed and certified as required by applicable Securities Laws in the Selling Provinces; and

(ii) on the date of this Agreement, duly executed SEDAR Form 6 Certificates of Authentication required by applicable Securities Laws in the Selling Provinces.

## 7. Representations and Warranties

(a) As of the date hereof and as at the time the Trust delivers a Pricing Supplement to a Dealer, each of the Trust and AltaGas LP #1 jointly represent and warrant to such Dealer that:

(i) each Medium Term Note to which the Pricing Supplement relates will at its date of issue be duly and validly issued pursuant to the Principal Indenture and will constitute a legal, valid and binding obligation of the Trust enforceable in accordance with its terms, subject to qualifications as to enforceability contained in subsection 7(a)(xix) below;

(ii) the Prospectus, each Prospectus Amendment, each Prospectus Supplement and the Pricing Supplement comply with the provisions of applicable Securities Laws (except for any information contained therein relating solely to the Dealers);

(iii) the Principal Indenture is a legal, valid and binding obligation of the Trust, enforceable in accordance with its terms, subject to qualifications as to enforceability contained in subsection 7(a)(xix) below and complies with all applicable legal requirements;

(iv) the Subsidiary Guarantees are legal, valid and binding obligations of the Guarantors, enforceable in accordance with their terms, subject to

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qualifications as to enforceability contained in subsection 7(a)(xix) below and comply with all applicable legal requirements;

(v) the Prospectus as amended or supplemented (except any information contained therein provided by or relating solely to the Dealers) does not contain a misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken as a whole, and the Medium Term Notes;

(vi) the Trust has fulfilled all requirements to be fulfilled by it, including the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to applicable Securities Laws (including the filing of the Prospectus Supplement and any Pricing Supplement and any other documents required to be filed with the Prospectus Supplement, which the Trust will file within the time limits prescribed in the Shelf Procedures), to enable the Medium Term Notes to be offered for sale and sold to the public in all of the Selling Provinces through registrants who have complied with the relevant provisions of applicable Securities Laws;

(vii) the issuance of each Medium Term Note to which a Pricing Supplement relates will not result in a breach of, a default under or the creation of any lien on its or any of its Material Subsidiaries' properties under any agreement or instrument to which it or any of its Material Subsidiaries is a party or by which its or any of its Material Subsidiaries' property and assets are bound or affected save and except where such breach, default or lien will not have a material adverse effect on the business, operations, capital or conditions of the Trust;

(viii) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there has been no material adverse change, financial or otherwise, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its subsidiaries, taken as a whole, since the end of the last completed fiscal year of the Trust for which financial statements have been reported on by the auditors of the Trust and filed with the Securities Commissions;

(ix) the information and statements set forth in the Public Record were true, correct and complete and did not contain any misrepresentation, as at the date of such information or statements;

(x) the Trust has full trust power and authority to issue the Medium Term Notes;

(xi) the Trust is eligible to make use of the Shelf Procedures for the Distribution of the Medium Term Notes;

(xii) the Prospectus was prepared and filed in each of the Selling Provinces in compliance with applicable Securities Laws, including the Shelf

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Procedures, and receipts for the Prospectus have been issued by or on behalf of the Securities Commissions in each of the Selling Provinces;

(xiii) the Trust is not in default of any material requirement of applicable Securities Laws, no order ceasing or suspending trading in any securities of the Trust or prohibiting the sale of the Medium Term Notes has been issued by any competent authority having jurisdiction and remains in effect and, to the knowledge of the Trust, no proceedings for such purpose are pending, threatened or contemplated;

(xiv) the description of the assets and liabilities of the Trust and its subsidiaries (taken as a whole) set forth in the Financial Statements fairly presents, in accordance with Canadian generally accepted accounting principles consistently applied, the financial position and condition of the Trust and its subsidiaries (taken as a whole) as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust and its subsidiaries, as at the dates thereof;

(xv) the Trust has been properly created, settled and organized and is a validly existing trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xvi) AltaGas LP #1 has been properly created and organized and is a validly existing limited partnership under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xvii) each Guarantor and each other Material Subsidiary is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xviii) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas LP #1 and to execute and deliver, on behalf of the Trust and AltaGas LP #1, as applicable, all other necessary documents in connection with the offering of the Medium Term Notes, including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(xix) all authorizations, orders, permits, filings, licences, clearances, approvals and consents to be obtained by the Trust, AltaGas LP #1 or any other Guarantor under applicable laws, or under any agreements or documents by which the Trust, AltaGas LP #1 or such other Guarantor is bound, for the execution and delivery of this Agreement, the Principal Indenture and

the Subsidiary Guarantees, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement, the Principal Indenture and the Subsidiary Guarantees are legal, valid and binding agreements of the Trust, AltaGas LP #1 and each of the other Guarantors that is a party hereto and thereto, enforceable in accordance with their respective terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(xx) the execution and delivery of this Agreement, the sale and delivery of the Medium Term Notes pursuant to this Agreement and the Principal Indenture and the performance or the consummation of the transactions contemplated in this Agreement, the Principal Indenture and the Subsidiary Guarantees do not and will not conflict with, or result in a breach or violation of any of, the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, AltaGas LP #1 or any other Guarantor is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the subsidiaries, taken as a whole, or the ability of the Trust, AltaGas LP #1 or any other Guarantor to perform its obligations contemplated by this Agreement, the Principal Indenture and the Subsidiary Guarantees, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of any of the Trust, AltaGas LP #1 or any other Guarantor or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its respective properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and its subsidiaries, taken as a whole or the ability of the Trust, AltaGas LP #1 or any other Guarantor to perform its obligations contemplated by this Agreement, the Principal Indenture and the Subsidiary Guarantees;

(xxi) there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or, to the knowledge of the Trust and AltaGas LP #1, contemplated or threatened against or affecting the Trust or any of its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, operations or condition of the Trust or any of its subsidiaries taken as a whole or which materially adversely effect, or are reasonably likely to materially adversely affect the

Distribution of the Medium Term Notes or the validity of any action taken or to be taken by the Trust, AltaGas LP #1 or any other Guarantor pursuant to or in connection with this Agreement, the Principal Indenture and the Subsidiary Guarantees;

(xxii) the records and minute books of the Trust and its subsidiaries which have been made available to the Dealers and Dealers' Counsel for review contain, in all material respects, complete and accurate minutes of all relevant meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(xxiii) the Trust is a "reporting issuer" or has equivalent status in each of the Selling Provinces within the meaning of applicable Securities Laws in such provinces;

(xxiv) except as disclosed in or contemplated by the Prospectus, since December 31, 2008, the Trust has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise), or entered into any transaction, which is or may be material to the Trust and its subsidiaries, taken as a whole, and is not in the ordinary course of business; and

(xxv) Computershare Trust Company of Canada at its principal office in the City of Calgary is the duly appointed trustee under the Principal Indenture.

(b) The Dealers agree that they will not disclose or permit disclosure by any of their agents or other representatives of any confidential information or fact relating to the Trust which has not been disclosed in the Public Record until such time as such information or fact is publicly disclosed by the Trust or required to be disclosed by law or court or regulatory body of competent jurisdiction.

(c) The Dealers agree that provided the Trust delivers commercial or other copies of the Prospectus, a Prospectus Amendment, a Prospectus Supplement or a Pricing Supplement to the Dealers in a timely manner, the Dealers will deliver such documents to the purchasers of Medium Term Notes in accordance with applicable Securities Laws.

## 8. Closing

The Trust will deliver, or cause to be delivered, to the Dealers, on a date to be mutually agreed upon (the "**Closing Date**"), the following documents:

(a) a certificate dated the Closing Date and signed by the Chairman and Chief Executive Officer and President and Chief Operating Officer of the General Partner, on behalf of the Trust and of AltaGas LP #1, or such other persons as may be agreed upon by the Dealers, acting reasonably, certifying (in their capacity as officers of the General Partner and not in their personal capacity) that except as may be disclosed in or contemplated by the Prospectus or any Prospectus Amendment:

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(i) there has been no material change, financial or otherwise, to the Closing Date in the assets, liabilities (contingent or otherwise), capital, business or operations of the Trust on a consolidated basis since December 31, 2008;

(ii) no transaction of a nature material to the Trust on a consolidated basis has been entered into by the Trust or any of its subsidiaries since December 31, 2008;

(iii) the Trust on a consolidated basis has no material contingent liabilities;

(iv) the representations and warranties of the Trust and AltaGas LP #1 which are to be made hereunder, except for such representations and warranties that speak to a specific date other than the Closing Date, are true and correct as at the Closing Date with the same force and effect as if made on and as of the Closing Date; and

(v) each of the Trust and AltaGas LP #1 has complied with all covenants and satisfied all terms and conditions of this Agreement to be complied with and satisfied by it at or prior to the Closing Date;

(b) an opinion of the Trust's Counsel, in form acceptable to the Dealers' Counsel, acting reasonably; and

(c) an opinion of the Trust's Counsel as to compliance with the laws of Quebec relating to the use of the French language, in form acceptable to the Dealers and the Dealers' Counsel, acting reasonably.

## 9. Indemnity and Contribution

(a) Each of the Trust and AltaGas LP #1 (collectively, the "**Indemnifying Persons**") shall jointly and severally indemnify and save each Dealer, and each Dealer's shareholders, directors, officers, employees, agents and controlling persons (each an "**Indemnified Person**"), harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the Distribution or holding of the Medium Term Notes), costs, damages and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Prospectus, (other than any information or statement relating solely to the Dealers) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

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(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers) contained in the Prospectus;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the Distribution of the Medium Term Notes imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) relating to or materially affecting the trading or Distribution of the Medium Term Notes;

(v) any breach of, default under or non-compliance by the Trust or AltaGas LP #1 with any representation, warranty, term or condition of this Agreement;

(vi) the Trust not complying with any requirement under applicable Securities Laws in connection with the transactions contemplated herein; or

(vii) the direct sale by the Trust of any Medium Term Notes unless such liability, claim, demand, loss, cost, damage or expense is caused by the actions of the Indemnified Person.

The rights of indemnity contained in this subsection 9(a) shall not apply to a Dealer and its shareholders, directors, officers, employees, controlling persons and agents if the Trust has complied with the provisions of subsection 6(a) and the person asserting any claim contemplated by this subsection 9(a) was not provided with a copy of the Prospectus, any Prospectus Amendment or any Prospectus Supplement which corrects any information, misrepresentation or alleged misrepresentation, or omission or alleged omission, or alleged non-compliance with applicable Securities Laws which is the basis of such claim and which is required, under applicable Securities Laws or this Agreement, to be delivered to such person by such Dealer.

(b) Each Dealer shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity or contribution hereunder.

(c) If any claim contemplated by section 9 shall be asserted against any Indemnified Person such Indemnified Person shall notify the Indemnifying Persons as soon as possible of the nature of such claim and the Indemnifying Persons shall be entitled (but not required) to assume the defence of any suit brought to enforce

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such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Persons and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Persons or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by section 9, but fees and expenses of such counsel shall be at the expense of the Indemnified Person unless:

(i) the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as an Indemnifying Person or that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to an Indemnifying Person (in which case the Indemnifying Persons shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Persons shall not have taken the defence of such proceedings and employed counsel within fourteen days after notice to the Indemnifying Persons of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized in writing by the Indemnifying Persons in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Persons, provided that the Indemnifying Persons shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Persons on ground of policy or otherwise, each of the Indemnifying Persons and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(i) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Persons on the one hand, and by the party or parties seeking indemnity on the other hand, from the Distribution of the Medium Term Notes; or

(ii) if the allocation provided by paragraph 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(d)(i) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions, omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

provided that the Dealers shall not be liable in any event to contribute, in the aggregate, any amount in excess of the fees or any portion thereof actually received by them in connection with the Distribution of the Medium Term Notes. The relative benefits received by the Indemnifying Persons, on the one hand, and the Dealers, on the other hand, shall be deemed to be in the same proportion that the aggregate principal amount of the Medium Term Notes sold by the Dealers under the Prospectus (net of fees but before deducting expenses) bears to the fees received by the Dealers. In the case of liability arising out of the Prospectus, the relative fault of the Indemnifying Persons, on the one hand, and of the Dealers, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Persons or the Dealers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9.

The Indemnifying Persons agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.

Except as otherwise provided expressly herein, the Indemnifying Persons waive all right of contribution by statute or common law which they may have against a Dealer in respect of losses, demands, claims, costs, damages, expenses or liabilities which it may sustain as a direct or indirect consequence of the Prospectus or any other document containing or being alleged to contain a misrepresentation, provided that such right against any Dealer is not waived in respect of losses, claims, demands, costs, damages, expenses or liabilities sustained as a direct or indirect consequence of there being a misrepresentation or omission in any information solely in respect of the Dealer furnished to the Trust by such Dealer or the Dealers' Counsel in writing specifically for use therein.

No party who has engaged in fraud, wilful default, material misrepresentation or material breach of the Agreement or applicable Securities Laws in respect to an offering of Medium Term

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Notes under this Agreement shall be entitled to claim indemnification or contribution as provided in this section 9.

The rights to indemnification and contribution provided in this section 9 shall be in addition to and not in derogation from any other rights which the Dealers may have by statute or otherwise at law.

## 10. Revocation by Purchasers

If:

(a) a purchaser of Medium Term Notes from any of the Dealers exercises such purchaser's right to revoke its purchase pursuant to section 130 of the *Securities Act* (Alberta) or the comparable provisions of applicable Securities Laws; and

(b) the Dealer delivered the Pricing Supplement to the purchaser:

(i) by the end of the second business day following the Trade Day (as defined in the operating procedures set forth in Schedule B hereto); or

(ii) by the end of the business day following the day on which the Trust delivered the Pricing Supplement to the Dealer if the Trust did not deliver the Pricing Supplement to the Dealers by the end of the first business day following the Trade Day,

then the transaction for the Medium Term Notes between the Trust and the Dealer (including any payments made on account of the purchase price or commission in respect of the Medium Term Notes) shall be rescinded.

## 11. Operating Procedures, Due Diligence and Termination

(a) The Trust and the Dealers shall follow the operating procedures set forth in Schedule B hereto in respect of settlement matters and the timing of payment of commissions in connection with the sale of Medium Term Notes by or through the Dealers or in such other manner as the Trust and the Dealers shall agree.

(b) The Trust and AltaGas LP #1 shall allow the Dealers to carry out the due diligence which the Dealers may reasonably require in order to fulfill the Dealers' obligations as registrants and to enable the Dealers to responsibly execute the certificate in the Prospectus, a Prospectus Supplement or a Pricing Supplement required to be executed by the Dealers and as contemplated by Schedule D hereto. The Trust shall promptly give the Dealers reasonable notice of the meetings contemplated by Schedule D. Such reasonable due diligence may include providing the Dealers and Dealer's Counsel the opportunity to conduct verbal and documentary due diligence immediately prior to the sale of any Medium Term Notes and periodically upon the issuance of the Trust's quarterly and annual financial statements.

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(c) The Trust shall promptly notify the Dealers if it becomes aware of a change or proposed change in any credit rating applicable to the Medium Term Notes.

(d) If any Dealer is not satisfied, acting reasonably, with the content of a Prospectus Amendment, including, as applicable, the documents and information incorporated therein by reference, required to be filed by the Trust in connection with the Distribution of the Medium Term Notes or if any Dealer gives notice to the Trust that, in that Dealer's judgment, acting reasonably, a Prospectus Amendment is required under applicable Securities Laws to be filed by the Trust and the Trust is not prepared to file such Prospectus Amendment or if the Trust determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in respect of one or more of the Dealers), the Trust or that Dealer, as applicable, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to the Trust and AltaGas LP #1 or of the Trust and AltaGas LP #1 to that Dealer or Dealers, except in respect of liability, if any, which may arise on the part of the Trust and AltaGas LP #1 under the provisions of sections 9 and 14 hereof with respect to any prior issuance of Medium Term Notes. Upon such termination, the Trust and the remaining Dealers shall promptly file:

(i) if appropriate, a Prospectus Amendment indicating that the Dealer has ceased to be a Dealer under the Prospectus and containing a new prospectus certificate page signed by the remaining Dealers; and

(ii) any other documents as may be required under applicable Securities Laws.

(e) With respect to each tranche of Medium Term Notes, the Trust shall appoint one or more of the Dealers to act as lead co-ordinator(s) to co-ordinate the Dealers and to execute such certificates and receipts as may be required or determined necessary by the Trust's Counsel in connection with such tranche.

## 12. Several Obligations

The Trust agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

## 13. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to the Trust or AltaGas LP #1, be addressed to the Executive Vice President, Chief Operating Officer and Chief Financial Officer of the General Partner, for and on behalf of the Trust or AltaGas LP #1, as the case may be, at the Trust's address on page 1 hereof (facsimile no. 403-691-7508) and, in the case of notice to the Dealers, be addressed as follows:

Scotia Capital Inc.
6800, 40 King Street West

Toronto, Ontario M5W 2X6
Attention: D. Gregory Lawrence
Telecopier: (416) 863-7428

RBC Dominion Securities Inc.
Bankers Hall West
11th Floor
888 - 3rd Street S.W.
Calgary, AB T2P 5C5
Attention: Trevor Gardner
Telecopier: (403) 266-9692

CIBC World Markets Inc.
Bankers Hall East Tower
855 - 2nd Street S.W.
Calgary, Alberta T2P 2P2
Attention: Timothy W. Watson
Telecopier: (403) 265-0543

TD Securities Inc.
Home Oil Tower
324 – 8th Avenue SW, Suite 800
Calgary, Alberta T2P 2Z2
Attention: Scott Davis
Telecopier: (403) 292-2776

National Bank Financial Inc.
Suite 2802
450 – 1st Street S.W.
Calgary, Alberta T2P 5H1
Attention: Iain Watson
Telecopier: (403) 265-0543

BMO Nesbitt Burns Inc.
100 King Street West
3rd Floor Podium
Toronto, Ontario M5X 1H3
Attention: David Pennington
Telecopier: (416) 359-1636

HSBC Securities (Canada) Inc.
70 York Street, 4th Floor
Toronto, Ontario M5J 1S9
Attention: Jay Lewis
Telecopier: (416) 350-2820

SEC File # 82-3491

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8
Attention: Ross Bentley
Telecopier: (403) 260-9700

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by telecopy, and shall be deemed to be given at the time telecopied or delivered, if telecopied or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its contact information or address for notice by notice to the other parties hereto given in the manner herein provided.

**14. Fees and Expenses**

Whether or not any offering of Medium Term Notes is completed, the costs and expenses of or incidental to the offering and issue of the Medium Term Notes including, without limitation, the reasonable fees and expenses of Dealers' Counsel and the Trust's auditors, the costs of printing and delivering the definitive Medium Term Notes, the cost of printing and translating the Prospectus, any Prospectus Amendments, any Prospectus Supplement or any Pricing Supplement, the expenses of qualifying the issue and distributing the Medium Term Notes under applicable Securities Laws, all reasonable out of pocket expenses of the Dealers and all reasonable marketing, advertising and promotional expenses (other than the costs of tombstones), including the costs of any roadshows, confidential marketing memoranda, presentation materials and the Dealer's transportation costs related to the offering of Medium Term Notes shall be paid by the Trust.

**15. Miscellaneous**

(a) Unless terminated earlier pursuant to the provisions of subsection 11(d), the term of the Dealers' obligations under this Agreement shall expire on the earlier of: (i) the date which is 25 months from the date of the Prospectus; or (ii) the date on which the Trust files a new short form prospectus to replace or supersede the Prospectus for the purposes of the Trust's medium term note program.

(b) The representations, warranties, consents, indemnities and agreements herein contained shall survive the sale by the Dealers of the Medium Term Notes and the Dealers shall be entitled to rely upon the representations and warranties of the Trust and AltaGas LP #1 contained herein or delivered pursuant hereto notwithstanding any investigation which the Dealers may undertake or which may be taken on the Dealers' behalf.

(c) It shall be a condition of the issue and sale of Medium Term Notes hereunder that the terms and conditions of the Principal Indenture shall be complied with at the time of each issue and sale of Medium Term Notes.

(d) This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have exclusive jurisdiction over any dispute hereunder.

(e) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. A signed counterpart by way of telecopier shall be as binding upon the parties as an originally signed counterpart.

(f) If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

(g) This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

(h) The Schedules attached to this Agreement are incorporated by reference in and form a part of this Agreement.

(i) No waiver, modification or amendment of any term of this Agreement shall be effective unless executed in writing.

(j) The division of this Agreement into recitals, sections and schedules, and the provision of headings for all or any thereof, is for the convenience of reference only and will not affect the meaning of this Agreement.

(k) The terms "herein", "hereto", "hereof", "hereunder", "hereby" and similar terms mean and refer to this Agreement and not, unless a particular provision is expressly stipulated, to any particular provision and the terms "section", "subsection", "clause" and "Schedule" followed by a letter, number or character or combination thereof mean and refer to the specified section, subsection or clause of, or schedule to, this Agreement. Reference to the "parties" herein will mean the parties to this Agreement, unless otherwise stated or the context otherwise requires.

(l) Any references to legislation or a statute in this Agreement includes, unless otherwise indicated, rules and regulations passed or in force pursuant thereto and any amendments thereto or to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.

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If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding Agreement between the Trust, AltaGas LP #1 and the Dealers.

Yours very truly,

**SCOTIA CAPITAL INC.**

By: *"D. Gregory Lawrence"*

**RBC DOMINION SECURITIES INC.**

By: *"Robert M. Brown"*

**CIBC WORLD MARKETS INC.**

By: *"Timothy W. Watson"*

**TD SECURITIES INC.**

By: *"Scott Davis"*

**NATIONAL BANK FINANCIAL INC.**

By: *"Iain Watson"*

**BMO NESBITT BURNS INC.**

By: *"David Pennington"*

**HSBC SECURITIES (CANADA) INC.**

By: *"Jay Lewis"*

SEC File # 82-34911

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Trust and AltaGas LP #1 as evidenced by the signatures of the duly authorized officers of their agent on their behalf.

DATED June 22, 2009.

| | |
|---|---|
| **ALTAGAS INCOME TRUST**<br>**by its agent, AltaGas General Partner Inc.** | **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**<br>**by its agent, AltaGas General Partner Inc.** |
| By: *"Richard M. Alexander"* | By: *"Richard M. Alexander"* |
| By: *"Deborah S. Stein"* | By: *"Deborah S. Stein"* |

# SCHEDULE A

## Commission Rates

The following are the commission rates that shall apply to any sale of Medium Term Notes by a Dealer unless the Trust and the Dealer otherwise agree:

| | Commission Rate | |
|---|---|---|
| **Term of Medium Term Notes** | **Agency** | **Underwritten** |
| ≥ 1 year and < 2 years | 0.150% | 0.200% |
| ≥ 2 years and < 3 years | 0.200% | 0.250% |
| ≥ 3 years and < 4 years | 0.250% | 0.375% |
| ≥ 4 years and < 5 years | 0.300% | 0.500% |
| ≥ 5 years and < 6 years | 0.350% | 0.625% |
| ≥ 6 years and < 7 years | 0.350% | 0.650% |
| ≥ 7 years and < 8 years | 0.370% | 0.650% |
| ≥ 8 years and < 10 years | 0.400% | 0.700% |
| ≥ 10 years and < 11 years | 0.400% | 0.750% |
| ≥ 11 years and < 16 years | 0.450% | 0.800% |
| ≥ 16 years and < 35 years | 0.500% | 0.900% |
| ≥ 35 years | negotiated | negotiated |

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# SCHEDULE B

## Operating Procedures

The following outlines the procedures by which the Trust intends from time to time to sell the Medium Term Notes through the Dealers acting as agents of the Trust or as principals for resale pursuant to the agreement (the "**Agreement**") dated June 22, 2009 made between the Trust, AltaGas LP #1 and the Dealers. All operating procedures shall be carried out in accordance with NI 44-102. Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein.

**A. General**

1. At any time the Trust may establish, in consultation with the Dealers or any of them, an appropriate pricing and distribution structure for the Medium Term Notes to be sold by the Dealers pursuant to the Agreement and the Trust's requirement for funds (including the term or terms, currency or currencies required and other terms and conditions (collectively, the "**Other Terms and Conditions**") of the Medium Term Notes as permitted by the Prospectus) to be raised by sale of the Medium Term Notes. At the Trust's sole discretion, the pricing and distribution structure and requirement for funds so established will be based upon market conditions and the Trust's current and prospective requirements.

2. The pricing and distribution structure, the Other Terms and Conditions and requirement for funds so established will prevail for each Dealer for a time to be determined and will not be adjusted unless the Trust, in its sole and absolute discretion, determines that an adjustment is desirable and notifies each Dealer of the adjustment. The Trust may consult with the Dealers or any of them concerning the desirability of an adjustment in the pricing and distribution structure, the Other Terms and Conditions or in the requirement for funds. Also, a Dealer will advise the Trust at any time during any business day if the Dealer feels an immediate adjustment in the Trust's pricing and distribution structure, the Other Terms and Conditions or requirement for funds is desirable.

3. Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at the prevailing pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Trust's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Trust to determine whether the Trust in fact still requires funds and, if it does, the Trust will confirm by telephone or otherwise that the Dealer may accept the offer as agent on behalf of the Trust or may acquire the Medium Term Notes as principal on terms then mutually agreed upon by the Dealer and the Trust for resale by the Dealer (in either case, with commissions as described in Schedule A to the Agreement or as may mutually be agreed upon by the Dealer and the Trust).

4. Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at other than the prevailing pricing structure and/or not within the confines of the Other Terms and Conditions and/or not within the confines of the Trust's prevailing requirements for

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funds, the Dealer will inform the Trust of that offer and will discuss with the Trust the advisability of accepting that offer.

5. Unless otherwise agreed to by the Dealer and the Trust, all orders accepted by the Trust on a particular day (the "**Trade Day**") will be settled on the third business day (in Calgary and in the principal financial centre of the relevant currency, if other than Canadian dollars) following the Trade Day (the "**Settlement Day**").

6. Any Medium Term Note (a "**Book-Entry Only Note**") is to be issued in accordance with Part B below entitled "Book-Entry Only Notes", unless the issuance of Medium Term Notes in certificated form ("**Certificated Notes**") is, subject to the provisions of the Principal Indenture, agreed to in advance by the Trust and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Notes shall be as set forth in such Part B of these operating procedures. Settlement procedures with respect to Certificated Notes shall be as set forth in Part C of these operating procedures.

7. The Trust will make all necessary filings of Pricing Supplements and other documents required to be filed with the relevant Securities Commission in each Selling Jurisdiction in which Notes have been offered for sale pursuant to the Pricing Supplement within seven days after the end of the month in which the Pricing Supplement was first used and will remit all fees payable to such regulatory authorities.

**B. Book-Entry Only Notes**

1. Each Book-Entry Only Note will be registered in the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc. or such other depositary designated in the pricing supplement, or its nominee (the "**Depositary**"), on the debt securities register maintained under the Principal Indenture. The beneficial owner of an interest in a Book-Entry Only Note (each, a "**Book-Entry Interest**") will designate one or more participants in the Depositary to act as agent or agents for such owner in connection with the book-entry system maintained by the Depositary, and the Depositary will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participants. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in the Depositary.

2. The receipt of immediately available funds by the Trust in payment for the Book-Entry Interest and the issuance of the Book-Entry Only Note representing such Book-Entry Interests shall constitute "Settlement".

3. Settlement procedures with regard to each Book-Entry Only Note sold by a Dealer shall be as set forth below:

   (a) The Dealer will verbally advise the Trust of the following information (except the information referred to in (ix) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Trust or acting as principal and all of the following information (the "**Settlement**

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**Information**") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i) principal amount and currency or currencies of the Book-Entry Interest;

(ii) in the case of a Book-Entry Only Note with a fixed interest rate, the interest rate and interest payment dates, or in the case of a Book-Entry Only Note with a variable interest rate, the initial interest rate, the interest reset period, the interest reset dates, the interest payment period, the interest payment dates, the reference bankers' acceptance maturity, if applicable, the interest rate base, the interest rate spread or spread multiplier, if any, and, if applicable, the minimum interest rate and maximum interest rate;

(iii) Settlement Date;

(iv) maturity date or redemption date (if applicable);

(v) price;

(vi) net proceeds;

(vii) spread vs. comparable benchmark;

(viii) Trade Day;

(ix) FINS Number(s) (the Depositary Participant Number(s) of the participant(s) through which the customer will hold the Book-Entry Interest);

(x) Dealer's commission;

(xi) Selling Province or other Jurisdiction of sale; and

(xii) any other terms of the Notes as permitted by the Principal Indenture.

(b) After receiving the Settlement Information from the Dealer, the Trust will complete and deliver to the Dealer a Pricing Supplement relating to the Book-Entry Only Note to be sold in accordance with such Settlement Information. The Pricing Supplement shall state the CUSIP number for the Book-Entry Only Note and shall include a summary of any downward change in the rating or rating outlook (except in circumstances where the rating assignment is concurrently revised upward) assigned to the Medium Term Notes by any nationally recognized ratings agency or any announcement of any surveillance or review (with possible negative or uncertain implications) by any such agency. The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers, if a Dealer for the purpose of such issue: Scotia Capital Inc., D. Gregory Lawrence; RBC Dominion Securities Inc., Trevor

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Gardner; CIBC World Markets Inc., Timothy W. Watson; TD Securities Inc, Scott Davis; National Bank Financial Inc., Iain Watson; BMO Nesbitt Burns Inc., David Pennington; and HSBC Securities (Canada) Inc., Jay Lewis. The Dealer will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser of each Book-Entry Interest by the end of the second business day following the Trade Day, provided that the Trust has delivered the applicable Pricing Supplement to the Dealer.

(c) The Trust will assign a CUSIP number to the Book-Entry Only Note representing such Book-Entry Interest and will forward copies of the Pricing Supplement(s) to the Depositary via telecopy or other form of electronic transmission and request activation of the CUSIP number.

(d) After receiving all of the Settlement Information from the Dealers participating in the sale of the Book-Entry Only Note, the Trust will communicate to the Depositary and to Computershare Trust Company of Canada or any other trustee duly appointed under the Principal Indenture (the "**Trustee**") and to the issuing agent if other than the Trustee all of the Settlement Information, by facsimile or other electronic means.

(e) The Trust will prepare and execute a Book-Entry Only Note in the form appended to the Principal Indenture with such changes as may be agreed between the Trust and the Trustee.

(f) The Trustee or issuing agent, as applicable, will confirm the Book-Entry Only Note and will make such Book-Entry Only Note available to the Depositary in Calgary one business day prior to the Settlement Date.

(g) The Depositary will credit such Book-Entry Interest to the appropriate participant account(s) maintained by the Depositary.

(h) Each Dealer shall deliver by electronic funds transfer (or in such other manner reasonably acceptable to the Trust) the amount in respect of such Book-Entry Interest to an account designated by the Trust with a reference or trading number. In the event such amount has not been received in the designated account of the Trust by 9:30 a.m. (Calgary time) on the Settlement Date, the transactions shall not settle until the next business day in Calgary, and if the failure of the funds to be received is due to a failure of the Dealer to use commercially reasonable efforts to provide such funds, the Trust shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Medium Term Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(i) On the Settlement Date, the Trust will deliver to each Dealer's bank account, by electronic funds transfer in accordance with CPA Rules (or in such other manner

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reasonably acceptable to the Dealer, including by way of a deduction of the commissions from the amount advanced by the Dealer under paragraph (h) above, and permitted by the CPA Rules), the appropriate commissions as agreed.

(j) The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Trust (or as provided above, by a Dealer on behalf of the Trust), Settlement Procedures (a) through (i) shall occur no later than the respective times listed below:

| Settlement Procedure | Time |
|---|---|
| (a) | 9:00 a.m. (Calgary time) on the business day following the Trade Day |
| (b)-(c)-(d)-(e) | 11:00 a.m. (Calgary time) on the second business day following the Trade Day |
| (f) | 1:00 p.m. (Calgary time) on the second business day following the Trade Day |
| (g)-(h)-(i) | 9:30 a.m. (Calgary time) on the Settlement Date |

**4.** If Settlement of a Book-Entry Only Note is rescheduled or cancelled, the Trust will deliver to the Depositary and the Trustee a cancellation message to such effect by no later than 10:00 a.m. (Calgary time) on the business day immediately preceding the scheduled Settlement Date. If a Book-Entry Only Note is cancelled, the Trustee will mark such Book-Entry Only Note "void and cancelled", and make appropriate entries in its records. The CUSIP number assigned to such Book-Entry Only Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

## C. Certificated Notes

**1.** The receipt of immediately available funds by the Trust in payment for Certificated Notes and the authentication and issuance of the Certificated Notes shall constitute "Settlement".

**2.** Settlement procedures with regard to each Certificated Notes sold by a Dealer shall be as follows:

(a) The Dealer will orally advise the Trust of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealers acting as agent on behalf of the Trust or acting as principal and all of the following information (the "**Settlement Information**") shall be confirmed in writing by 11:00 a.m. (Calgary time) on the business day following the Trade Day:

(i) principal amount and currency or currencies of the Certificated Note;

(ii) exact name in which the Certificated Note is to be registered (the "**Registered Owner**");

(iii) exact address of the Registered Owner and address for payment of principal and interest;

(iv) splits;

(v) delivery location;

(vi) taxpayer identification number of the Registered Owner; and

(vii) the information specified in paragraphs B.3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi) and (xii) above (which information along with the information specified in paragraph C.2(a)(i) to (iv) above shall be deemed to be collectively the "**Settlement Information**" for all purposes in regard to the Certificated Notes).

(b) After receiving the Settlement Information from the Dealers, the Trust will complete and deliver to the Dealer a Pricing Supplement relating to the Certificated Notes to be sold in accordance with such Settlement Information.

The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers if such a Dealer is a Dealer for the purpose of such issue: Scotia Capital Inc., D. Gregory Lawrence; RBC Dominion Securities Inc., Trevor Gardner; CIBC World Markets Inc., Timothy W. Watson; TD Securities Inc, Scott Davis; National Bank Financial Inc., Iain Watson; BMO Nesbitt Burns Inc., David Pennington; and HSBC Securities (Canada) Inc., Jay Lewis. The Dealer will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser by the end of the second business day following the Trade Day, provided that the Trust has delivered the applicable Pricing Supplement to the Dealer.

(c) After receiving all of the Settlement Information from the relevant Dealer, the Trust will communicate the Settlement Information to the Trustee and to the issuing agent if other than the Trustee, by 10:00 a.m. (Calgary time) on the second business day following the Trade Day.

(d) The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Note packet (or a Certificated Note and three photocopies thereof) as follows:

(i) the original Certificated Note (which in the case of the registered Certificated Notes will be registered in the name of the Registered Owner) to the Dealer;

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(ii) copy 1 to the Trustee;

(iii) copy 2 to the Dealer; and

(iv) copy 3 to the Trust.

(e) No later than 8:00 a.m. (Calgary time) on the Settlement Date or such time on such other date as may be agreed to by the Trust and the Dealer or Dealers in question to be the Settlement Date for the purpose of a specific issuance of a Certificated Note, the Trustee or issuing agent, as applicable, will make the Certificated Note available at its principal office in Calgary or such other place or places (if any) which the Trust may, with the approval of the Trustee, designate subject to the provisions of the Indenture, against payment by electronic funds transfer. The Dealer will arrange to settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date. If the Dealer does not settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date the transaction shall not settle until the next business day in Calgary and the Trust shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Certificated Note, for the period from but not including the Settlement Date to and including the date the transaction settles.

**3.** For each Certificated Note the Dealer will provide, the exact address of the Registered Owner and address for payment of interest.

**4.** On the Settlement Date the Trust will deliver to each Dealer's bank account, by electronic funds transfer, the appropriate commissions as agreed.

These operating procedures will be in effect until such time as the Trust and the Dealers shall agree that revisions to the procedures are desirable.

**SCHEDULE C**

**Underwriting Addendum**

**[Date]**

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355-4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President and Chief Operating Officer

Dear Sirs:

**1. Dealer Agreement**

We refer to the dealer agreement dated June 22, 2009 (the "**Dealer Agreement**") among AltaGas Income Trust (the "**Trust**"), AltaGas Holding Limited Partnership No. 1 and the undersigned (the "**Underwriters**") and **[name any other parties to the Dealer Agreement that are not Underwriters]**. Terms which are defined in the Dealer Agreement and its applicable schedules have the same meaning herein.

**2. Offered Securities**

The Underwriters understand that the Trust proposes to issue $• principal amount of Medium Term Notes (the "**Offered Notes**") having the following attributes:

| | |
|---|---|
| Issue Date: | • |
| Maturity Date: | • |
| Interest Rate: | •% per annum |
| Interest Payment Dates: | • and • |
| Initial Interest Payment Date: | • |
| Redemption Provisions: | • |
| Other: | As described in the Prospectus and Terms Schedule, if any, attached hereto |

**3. Agreement to Purchase**

Subject to the terms and conditions of the Dealer Agreement, as supplemented or modified by the terms and conditions hereof, the Underwriters hereby offer to purchase from the Trust, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at **[specify date**

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**and time]** (the "**Closing Time**"), all but not less than all of the Offered Notes at a purchase price (the "**Purchase Price**") equal to •% of the principal amount thereof **[plus accrued interest, if any, from •, • to the date of delivery of the Offered Notes]**.

## 4. Purchased Percentages

The percentage of the principal amount of the Offered Notes which each of the Underwriters shall be severally obligated to purchase is as follows:

| | |
|---|---|
| [• | • % |
| • | • % |
| • | • % |
| • | • % |
| • | • % |
| • | • %] |
| | 100% |

If, with respect to any particular sale of Medium Term Notes, two or more of the Underwriters agree to purchase the Medium Term Notes as principals, the obligations of such Underwriters to purchase the Medium Term Notes shall be several and not joint in that:

(a) each Underwriter shall be obligated to purchase and pay for only the percentage of the Notes that the Underwriter has agreed to purchase; and

(b) if one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Medium Term Notes, each of the other relevant Underwriters shall be relieved, without liability, of its obligation to purchase its respective percentage of the Medium Term Notes on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligation,

provided that those of the remaining Underwriters who shall be willing and able to purchase their respective percentage of the Medium Term Notes shall have the right, but not the obligation, to purchase the Medium Term Notes not taken up, on a pro rata basis or as they may otherwise agree. Nothing in this section shall oblige the Trust to sell to any or all of the Underwriters who have so agreed to purchase Medium Term Notes as principal less than all of the Medium Term Notes which the Trust has agreed to sell or shall relieve from liability to the Trust any of the Underwriters who shall default in its obligation to purchase its respective percentage of the Medium Term Notes.

## 5. Underwriters' Fee

In consideration of the agreement of the Underwriters to purchase the Offered Notes and the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay the Underwriters at the Closing Time an aggregate fee (the "**Underwriting Fee**") of •% of the principal amount of the Offered Notes. For greater certainty, the services rendered

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by the Underwriters shall not be subject to any Goods and Services Tax provided for in the *Excise Tax Act* (Canada) because any taxable supplies provided shall be incidental to the exempt financial services provided.

**6. Termination by Underwriters**

In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations to purchase Medium Term Notes as principal, without any liability on its part, immediately upon written notice to the Trust at any time prior to the completion of such purchase, if after such Underwriter has agreed to purchase Medium Term Notes as principal:

(a) any order to cease or suspend trading in any securities of the Trust, or prohibiting or restricting the Distribution of the Medium Term Notes, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust is announced, commenced or threatened by any Securities Commission, the Exchange or by any other competent authority if, in the reasonable opinion of the Underwriter, the announcement, commencement or threatening thereof materially adversely affects or may materially adversely affect the trading or Distribution of the Medium Term Notes;

(c) there shall have occurred any material adverse change in the business, operations, capital or condition (financial or otherwise) of the Trust and its subsidiaries, taken as a whole, or its properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which, the Underwriter determines, in its sole discretion acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Medium Term Notes;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust and its subsidiaries, taken as a whole, such that it would not be practical (in the sole opinion of the Underwriter) to market the Medium Term Notes;

(e) there should have occurred and be continuing an Event of Default (as defined in the Principal Indenture) or any event which with the giving of notice, the lapse of time or the happening of any further condition, event or act would be an Event of Default (as defined in the Principal Indenture);

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(f) the rating assigned by any nationally recognized securities rating agency to the unsecured debt securities of the Trust (which includes the Medium Term Notes) as of the Trade Date (as defined in Schedule B to the Dealer Agreement) shall have been lowered or the rating outlook for such securities is revised downward (in circumstances where the rating assigned is not concurrently revised upward) since that date or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative or uncertain implications, its rating of any debt securities of the Trust; or

(g) there should occur any changes to the Tax Act or the regulations thereunder or any other legislation having an effect on the status of the Trust for taxation purposes, or there should occur any changes to the circumstances of the Trust, in either case, which could reasonably be expected to have a material adverse effect on the Trust and its subsidiaries, taken as a whole, or which would have an adverse effect on holders of Medium Term Notes or on the treatment of payments of principal or interest thereunder.

In the event of a termination by an Underwriter pursuant to this section 6, there shall be no further liability on the part of such Underwriter or of the Trust and AltaGas Holding Limited Partnership No. 1 to such Underwriter except in respect of the obligations of the Trust and AltaGas Holding Limited Partnership No. 1 under sections 9 and 14 of the Dealer Agreement.

**7. Restricted Period**

The Trust agrees that it will not, prior to 30 days following the Closing Time, issue, agree to issue or publicly announce an intent to issue, any securities without the prior express written consent of the Underwriters, such consent not to be unreasonably withheld.

**8. Operating Procedures**

For greater certainty, the Trust and the Underwriters shall follow the operating procedures described in Schedule B to the Dealer Agreement applicable to Book-Entry-Only Securities.

**9. Interpretation**

In the event of any inconsistency between this Underwriting Addendum and the Dealer Agreement, this Underwriting Addendum shall govern.

This offer and the agreement resulting from the acceptance by the Trust and AltaGas Holding Limited Partnership No. 1 of this offer may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

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If the foregoing is acceptable to the Trust and AltaGas Holding Limited Partnership No. 1, please signify such acceptance on the duplicates of this letter and return such duplicates to Scotia Capital Inc., which accepted offer, with the Dealer Agreement, shall constitute the contract for the purchase by the Underwriters and the sale by the Trust of the Offered Notes.

Yours truly,

**SCOTIA CAPITAL INC.**

By:____________________________

**RBC DOMINION SECURITIES INC.**

By:____________________________

**CIBC WORLD MARKETS INC.**

By:____________________________

**TD SECURITIES INC.**

By:____________________________

**NATIONAL BANK FINANCIAL INC.**

By:____________________________

**BMO NESBITT BURNS INC.**

By:____________________________

**HSBC SECURITIES (CANADA) INC.**

By:____________________________

SEC File # 82-34911

ACCEPTED THIS___DAY OF_____, 20__.

| | |
|---|---|
| **ALTAGAS INCOME TRUST by its agent, AltaGas General Partner Inc.** | **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 by its agent, AltaGas General Partner Inc.** |
| By: ______________________________ | By: ______________________________ |
| By: ______________________________ | By: ______________________________ |

# SCHEDULE D

## Due Diligence Review Process
## For the Medium Term Note Program

Review with Senior Management

At such time and from time to time as the Trust proposes to file a Prospectus Amendment or a Prospectus Supplement or upon filing of the Trust's annual information form or quarterly management's discussion and analysis, representatives of the Dealers may meet with one or more members of the senior management of AltaGas or the General Partner to conduct a due diligence session with respect to the affairs of the Trust.

Credit Ratings

The Trust shall promptly notify the Dealers if it becomes aware of a change or proposed change in a credit rating of or outlook for the Medium Term Notes.

***Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts. Quiconque donne à entendre le contraire commet une infraction.***

*Les titres décrits dans le présent supplément de prospectus, avec le prospectus préalable de base simplifié daté du 5 juin 2009 auquel il se rapporte, dans sa version modifiée ou complétée, et chaque document intégré ou réputé intégré par renvoi dans le prospectus préalable de base simplifié (y compris les suppléments de fixation du prix applicables) ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites.*

*Les billets (définis ci-après) offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée* Securities Act of 1933, *dans sa version modifiée, et ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à des personnes des États-Unis. Voir « Mode de placement ».*

*L'information intégrée par renvoi dans le présent supplément de prospectus provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans les présentes sur demande adressée au secrétaire de l'émetteur au 1700, 355 – 4 Avenue S.W., Calgary (Alberta) T2P 0J1 (téléphone : 403 691-7575) ou en accédant au site Web www.sedar.com.*

**SUPPLÉMENT DE PROSPECTUS**
**au prospectus préalable de base simplifié daté du 5 juin 2009**

Nouvelle émission — Le 22 juin 2009

AltaGas

# ALTAGAS INCOME TRUST
**Débentures-billets à moyen terme**
**(non garanties)**

Capital et intérêts inconditionnellement garantis par
AltaGas Holding Limited Partnership No. 1

AltaGas Income Trust (la « **Fiducie** ») peut occasionnellement offrir au public, pendant la période de validité de 25 mois du prospectus préalable de base simplifié auquel le présent supplément de prospectus se rapporte, des billets à moyen terme (les « **billets** ») venant à échéance au moins un an après la date d'émission. Les billets seront émis aux termes d'une convention de fiducie intervenue en date du 12 mai 2005 (la « **convention de fiducie** ») entre la Fiducie et Société de fiducie Computershare du Canada, en qualité de fiduciaire (le « **fiduciaire des billets** »), dans sa version éventuellement modifiée ou complétée, ils ne seront pas garantis et ils prendront rang à égalité avec toutes les autres dettes non garanties et non subordonnées de la Fiducie. Les obligations de paiement de la Fiducie aux termes des billets seront inconditionnellement garanties (la « **garantie** ») par AltaGas Holding Limited Partnership No. 1 (le « **garant** »), filiale indirecte de la Fiducie.

Les modalités variables précises de tout placement de billets (chacun, un « **placement** ») seront fixées au moment du placement et de la vente des billets et figureront dans un supplément de fixation du prix ou un autre supplément de prospectus qui accompagnera le présent supplément de prospectus, y compris dans sa version modifiée. Ces modalités comprendront, le cas échéant, le capital global offert, la ou les monnaies, la date d'émission et de livraison, la date d'échéance, le prix d'offre (et son mode de calcul dans le cas d'un placement à prix variable), le taux d'intérêt (soit fixe, soit variable et, le cas échéant, son mode de calcul), la ou les dates de versement des intérêts, les dispositions de

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remboursement, d'échange ou de conversion (le cas échéant) ou les modalités de remboursement, la rémunération réelle des courtiers (au sens donné ci-après), le mode de placement et le produit net revenant à la Fiducie. La Fiducie se réserve le droit d'établir dans un supplément de fixation du prix ou un autre supplément de prospectus des modalités particulières des billets qui ne s'inscrivent pas dans les options ou les paramètres énoncés dans le présent supplément de prospectus.

Sauf indication contraire dans un supplément de fixation du prix ou un autre supplément de prospectus, les billets offerts à l'occasion d'un même placement seront émis sous forme d'un billet global entièrement nominatif en coupures de 5 000 $ et en multiples de 1 000 $ en excédent de ce montant. Les billets seront soit des billets portant intérêt, soit des billets sans intérêt émis au pair, à escompte ou à prime. Les billets peuvent être émis jusqu'à concurrence d'un capital global de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement) ou, s'ils sont offerts à escompte d'émission initiale, jusqu'à concurrence du montant supérieur qui donne lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement). Ce montant est susceptible d'être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. Voir « *Description des billets* ». De l'avis des conseillers juridiques, les billets, s'ils sont émis à la date du présent supplément de prospectus, seraient admissibles aux fins de placement en vertu de certaines lois énumérées à la rubrique « *Admissibilité aux fins de placement* ».

## TAUX SUR DEMANDE

Les billets seront offerts individuellement par un ou plusieurs des courtiers suivants, à savoir Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Marchés mondiaux CIBC inc., Valeurs Mobilières TD Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc. et Valeurs mobilières HSBC (Canada) Inc. aux termes de la convention de courtage mentionnée à la rubrique « *Mode de placement* », ou par tout autre courtier en valeurs choisi par la Fiducie (collectivement, les « **courtiers** » et individuellement, un « **courtier** »). Les courtiers agiront en tant que mandataires de la Fiducie ou pour leur propre compte, selon le cas, sous réserve de confirmation par la Fiducie aux termes de la convention de courtage. Le taux de commission applicable à chaque vente de billets par les courtiers sera convenu par la Fiducie et les courtiers et sera indiqué dans un supplément de fixation du prix qui accompagnera le présent supplément de prospectus. Tout courtier peut acheter des billets, en tant que preneur ferme ou pour son propre compte, moyennant un prix et une commission dont la Fiducie et le courtier conviendront, afin de les revendre au public à des prix devant être négociés avec les souscripteurs. Ces prix de revente peuvent varier pendant la durée du placement et d'un souscripteur à l'autre. La rémunération de chaque courtier sera augmentée ou diminuée selon que le prix global versé par les souscripteurs pour les billets est supérieur ou inférieur au produit brut versé par les courtiers, agissant pour leur propre compte, à la Fiducie. La Fiducie peut en outre offrir les billets directement à un ou plusieurs souscripteurs, soit en vertu d'une dispense d'inscription, dans les provinces et territoires où une telle dispense est offerte, soit avec l'autorisation des autorités de réglementation, aux prix et aux modalités négociés avec ces souscripteurs.

Le placement des billets visés par le présent supplément de prospectus se fera uniquement au Canada et auprès de résidents canadiens. Les billets n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée *Securities Act of 1933*, dans sa version modifiée (la « **Loi de 1933** »), et ils ne peuvent être offerts, vendus ou livrés aux États-Unis ni à des personnes des États-Unis (au sens de *U.S. Person* dans le *Regulation S* pris en application de la Loi de 1933).

**Sauf indication contraire dans le supplément de prospectus en cause, les billets ne seront inscrits à la cote d'aucune bourse. Rien ne garantit qu'il se formera un marché pour les billets ou**

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**qu'un tel marché éventuel sera liquide. Cette situation pourrait influencer l'établissement du prix des billets sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des billets et la mesure dans laquelle l'émetteur est réglementé. Voir « *Facteurs de risque* ».**

**Les courtiers sont des filiales de banques canadiennes qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, selon la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » des courtiers. Une tranche du produit net tiré de la vente des billets peut être affectée à la réduction de la dette de la Fiducie envers ces prêteurs. Voir « *Liens entre certains courtiers et la Fiducie* » et « *Emploi du produit* ».**

Si, dans le cadre du placement de billets à un prix ou à des prix fixes, les courtiers se sont formellement engagés à prendre ferme les billets et ont fait un effort sincère pour vendre la totalité des billets au prix d'offre initial fixé dans le supplément de fixation du prix ou un autre supplément de prospectus en cause, le prix d'offre peut être réduit et être changé de nouveau par la suite pour être fixé à un montant qui n'est pas supérieur au prix d'offre au public initial indiqué dans le supplément de fixation du prix en cause, auquel cas la rémunération des courtiers sera réduite du montant de la différence entre le prix global payé par les acheteurs pour les billets et le produit brut payé par les courtiers à la Fiducie. Voir « *Mode de placement* ».

Dans le cadre d'un placement de billets, les courtiers peuvent attribuer des billets en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des billets offerts à un niveau supérieur à celui qui se serait formé sur un marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment. Voir « *Mode de placement* ».

Chaque placement est subordonné à l'approbation de certaines questions d'ordre juridique par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte de la Fiducie, et par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., pour le compte des courtiers.

## TABLE DES MATIÈRES

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## DOCUMENTS INTÉGRÉS PAR RENVOI

Le présent supplément de prospectus est réputé intégré par renvoi au prospectus préalable de base simplifié de la Fiducie daté du 5 juin 2009 qui l'accompagne (le « **prospectus** ») uniquement aux fins du placement des billets. D'autres documents sont également intégrés ou réputés intégrés par renvoi au prospectus et il y a lieu de se reporter à l'information détaillée du prospectus.

Les documents ci-après sont expressément intégrés au prospectus et au présent supplément de prospectus par renvoi et en font partie intégrante :

a) les états financiers consolidés vérifiés de la Fiducie et les notes y afférentes au 31 décembre 2008 et 2007 et pour les exercices terminés à ces dates, de même que le rapport des vérificateurs s'y rapportant, et le rapport de gestion pour l'exercice terminé le 31 décembre 2008;

b) la notice annuelle de la Fiducie datée du 9 mars 2009 pour l'exercice terminé le 31 décembre 2008;

c) la circulaire d'information de la direction datée du 3 mars 2009 et relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie qui a eu lieu le 21 avril 2009;

d) les états financiers consolidés non vérifiés de la Fiducie et les notes s'y rapportant au 31 mars 2009 et 2008 et pour les trimestres terminés à ces dates ainsi que le rapport de gestion pour le trimestre terminé le 31 mars 2009;

e) la déclaration de changement important de la Fiducie datée du 4 février 2009 concernant le placement par voie de prise ferme de 6 100 000 parts de fiducie;

f) la déclaration de changement important de la Fiducie datée du 1er mai 2009 concernant la réalisation de l'émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang.

Un supplément de fixation du prix renfermant les modalités variables précises d'une émission de billets sera remis aux souscripteurs de ces billets avec le présent supplément de prospectus et le prospectus et sera réputé intégré par renvoi au présent supplément de prospectus et au prospectus à la date de ce supplément de fixation du prix uniquement aux fins du placement des billets visés par ce supplément de fixation du prix ou autre supplément de prospectus.

Des ratios de couverture par les bénéfices à jour seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus, soit en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent supplément de prospectus et au prospectus aux fins du placement des billets.

**Toute information contenue dans le prospectus, dans le présent supplément de prospectus ou dans un autre document (ou partie de document) intégré ou réputé intégré par renvoi au prospectus est réputée modifiée ou remplacée, dans le présent supplément de prospectus, dans la mesure où elle est modifiée ou remplacée par une autre information contenue dans les présentes ou dans un autre document (ou partie de document) ultérieurement déposé, également intégré ou réputé intégré par renvoi au prospectus. Il n'est pas nécessaire que la nouvelle information indique qu'elle en modifie ou remplace une autre, ni qu'elle comporte quelque autre élément d'information**

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**figurant dans le document qu'elle modifie ou remplace. L'information modifiée ou remplacée sera réputée faire partie du présent supplément de prospectus ou du prospectus uniquement sous sa forme ainsi modifiée ou remplacée,**

## EMPLOI DU PRODUIT

Le produit net tiré de l'émission des billets correspondra au prix d'offre, déduction faite de la rémunération ou des commissions et frais d'émission versés dans le cadre de l'émission. Ce produit net ne peut être estimé à la date du présent supplément de prospectus, étant donné que le montant dépendra de l'ampleur de l'émission des billets au cours de la période de validité de 25 mois du prospectus auquel se rapporte le présent supplément de prospectus ainsi que des modalités, des conditions et des dispositions se rattachant à ces billets. Le capital global maximum des billets ne dépassera pas 500 000 000 $ (ou l'équivalent dans une autre monnaie en fonction du taux de change en vigueur au moment du placement) ou, s'ils sont offerts à escompte d'émission initiale, le montant supérieur donnant lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie en fonction du taux de change en vigueur au moment du placement). Ce montant est susceptible d'être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. La Fiducie peut occasionnellement émettre des titres d'emprunt et contracter d'autres dettes autrement que par l'émission de billets aux termes du prospectus et du présent supplément de prospectus.

La Fiducie peut affecter le produit net tiré de l'émission des billets à la réduction de la dette en cours de la Fiducie ou de ses filiales aux termes de la facilité de trois ans renouvelable et prorogeable non garantie de 375 millions de dollars consentie par un consortium de banques canadiennes (la « **facilité de trois ans** »), de la facilité de 18 mois non garantie de 250 millions de dollars consentie par un consortium de banques canadiennes (la « **facilité de 18 mois** ») ou de la facilité de lettre de crédit renouvelable et prorogeable de trois ans non garantie de 75 millions de dollars consentie par une banque canadienne (la « **facilité de LC** » et, collectivement avec la facilité de trois ans, la facilité de 18 mois et les remplacements, prolongations ou modifications de ces facilités de crédit, les « **facilités de crédit** »). Les courtiers sont, directement ou indirectement, des filiales ou des membres du groupe de banques canadiennes qui ont prêté des sommes à la Fiducie ou à ses filiales aux termes des facilités de crédit. La Fiducie peut donc être considérée comme un émetteur associé des courtiers selon la législation en valeurs mobilières applicable. Voir « *Mode de placement* ». La Fiducie affectera la tranche du produit net qui ne sert pas à réduire sa dette en cours aux termes des facilités de crédit aux besoins généraux de l'entreprise, par exemple au financement d'acquisitions et d'autres immobilisations et investissements par la Fiducie ou ses filiales. Les frais du présent placement et les commissions seront payés sur les fonds généraux de la Fiducie.

## FOURCHETTE DES COURS DES PARTS DE FIDUCIE ET VOLUME DES OPÉRATIONS SUR CELLES-CI

Les parts de fiducie sont inscrites à la cote de la Bourse de Toronto et y sont négociées sous le symbole « ALA.UN ». Le tableau qui suit présente la fourchette des cours des parts de fiducie et le volume des opérations sur celles-ci à la Bourse de Toronto de juin 2008 au 19 juin 2009, tels qu'ils sont déclarés par cette bourse.

| Mois et année | Haut | Bas | Volume |
|---|---|---|---|
| Juin 2008 | 27,50 $ | 25,61 $ | 2 925 813 |
| Juillet 2008 | 25,84 $ | 22,90 $ | 1 888 734 |
| Août 2008 | 25,50 $ | 23,65 $ | 1 691 254 |
| Septembre 2008 | 26,91 $ | 21,06 $ | 3 286 838 |
| Octobre 2008 | 23,85 $ | 13,66 $ | 6 607 699 |

| Mois et année | Haut | Bas | Volume |
|---|---|---|---|
| Novembre 2008 ................. | 21,33 $ | 15,14 $ | 3 809 441 |
| Décembre 2008 .................. | 17,55 $ | 13,50 $ | 4 563 949 |
| Janvier 2009 ....................... | 18,85 $ | 16,45 $ | 4 396 777 |
| Février 2009 ....................... | 16,52 $ | 12,25 $ | 9 861 861 |
| Mars 2009 .......................... | 14,71 $ | 12,51 $ | 5 370 312 |
| Avril 2009 .......................... | 15,49 $ | 13,93 $ | 4 525 237 |
| Mai 2009 | 16,79 $ | 14,52 $ | 4 872 620 |
| Juin 2009 (1er au 19) ......... | 17,50 $ | 16,21 $ | 4 987 167 |

## MODE DE PLACEMENT

Aux termes d'une convention de courtage intervenue en date du 22 juin 2009 (la « **convention de courtage** ») entre la Fiducie, le garant et les courtiers, les courtiers sont autorisés, en tant que mandataires de la Fiducie, à cette fin uniquement, à solliciter des offres d'achat de billets dans toutes les provinces du Canada, directement ou par l'intermédiaire d'autres courtiers en valeurs approuvés par la Fiducie. Le taux de commission applicable à la vente de billets par les courtiers sera convenu par la Fiducie et les courtiers et sera indiqué dans un supplément de fixation du prix qui accompagnera le présent supplément de prospectus. La convention de courtage prévoit en outre que les courtiers peuvent acheter des billets en tant que preneurs fermes ou pour leur propre compte, moyennant des prix et des commissions dont la Fiducie et les courtiers peuvent convenir, afin qu'ils soient revendus au public à des prix négociés avec chaque souscripteur. Ces prix de revente peuvent varier au cours de la période de placement et d'un souscripteur à l'autre.

Si, dans le cadre d'un placement des billets à prix fixe, les courtiers conviennent de prendre ferme les billets puis tentent de bonne foi de tous les vendre au prix d'offre initial indiqué dans le supplément de fixation du prix ou autre supplément de prospectus en cause, le prix d'offre peut être réduit puis ramené par la suite à un montant qui ne dépassera pas le prix d'offre initial fixé dans le supplément de fixation du prix en cause, auquel cas la rémunération des courtiers diminuera dans la mesure où le prix global que les souscripteurs ont versé pour les billets est inférieur au produit brut que les courtiers ont versé à la Fiducie. Aux termes de la convention de courtage, les courtiers, lorsqu'ils achètent pour leur propre compte, ont la faculté de résilier leurs obligations à la réalisation de certaines conditions.

La Fiducie peut aussi offrir les billets directement à un ou plusieurs souscripteurs, soit en vertu d'une dispense d'inscription, dans les provinces et territoires où une telle dispense est offerte, soit avec l'approbation des autorités de réglementation, à des prix et suivant des modalités négociés avec ces souscripteurs.

La Fiducie et, le cas échéant, les courtiers se réservent le droit de rejeter toute offre d'achat des billets en totalité ou en partie. La Fiducie se réserve également le droit de retirer, d'annuler ou de modifier le placement des billets aux termes du présent prospectus, sans préavis. En outre, les courtiers peuvent, à leur gré, mettre fin à leurs obligations d'acheter une émission de billets à la survenance de certains événements prévus.

Les billets n'ont pas été ni ne seront inscrits aux termes de la Loi de 1933 ou d'une loi étatique sur les valeurs mobilières, et ils ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis ou pour leur compte ou leur bénéfice, sauf s'ils sont inscrits aux termes de la Loi de 1933 et des lois étatiques sur les valeurs mobilières applicables ou s'ils font l'objet d'une dispense d'inscription. Le présent supplément de prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre

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d'achat de billets aux États-Unis. Les termes utilisés dans le présent paragraphe ont le sens qui leur est attribué dans le *Regulation S* pris en application de la Loi de 1933.

Dans le cadre d'un placement des billets, les courtiers peuvent attribuer des billets en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des billets à un niveau supérieur à celui qui se serait formé sur un marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment. Un courtier peut acheter et vendre des billets sur le marché secondaire, mais n'y est pas tenu. Rien ne garantit qu'un marché secondaire se formera pour les billets. Les courtiers peuvent modifier le prix d'offre et les autres conditions de vente sur le marché secondaire.

La Fiducie a convenu de garantir les courtiers et leurs administrateurs, dirigeants, employés, actionnaires, mandataires et les personnes qui les contrôlent contre toute responsabilité découlant, entre autres, de la présentation d'une information fausse ou trompeuse dans le prospectus (y compris dans le présent supplément de prospectus et les documents qui y sont intégrés par renvoi), sauf une responsabilité découlant de toute déclaration fausse ou trompeuse de la part des courtiers.

## LIENS ENTRE CERTAINS COURTIERS ET LA FIDUCIE

Les courtiers sont, directement ou indirectement, des filiales ou des membres du groupe de banques canadiennes qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, selon la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » des courtiers. En date du 18 juin 2009, la Fiducie ou ses filiales devaient à un consortium de prêteurs incluant des prêteurs membres du groupe des courtiers environ 84 millions de dollars aux termes de la facilité de trois ans et à un consortium de prêteurs incluant des prêteurs membres du groupe de tous les courtiers environ 100 millions de dollars aux termes de la facilité de 18 mois. En outre, la Fiducie ou ses filiales devaient à un prêteur membre du groupe d'un courtier environ 67,7 millions de dollars aux termes de la facilité de LC. Ces facilités de crédit ne sont pas garanties et la Fiducie et ses filiales en respectent actuellement les modalités. De plus, aucun des prêteurs n'a renoncé à un manquement aux conventions régissant ces facilités de crédit depuis leur signature. La position financière consolidée de la Fiducie n'a pas beaucoup changé depuis que les dettes aux termes de ces facilités de crédit ont été engagées. Aucun des prêteurs n'a pris part à la décision d'offrir les billets et aucun ne participera à l'établissement des modalités du placement des billets. À chaque vente de billets aux termes du présent supplément de prospectus, chacun des courtiers touchera une commission sur le capital de tout billet vendu par son entremise, et les prêteurs pourront recevoir de la Fiducie une tranche du produit de la vente en remboursement de la dette en cours. Voir « *Emploi du produit* ».

## NOTATION

Les notes visent à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres. Les billets ont été notés BBB (bas) avec une tendance positive par DBRS Limited (« **DBRS** ») et ont reçu une note d'émission à long terme de BBB de Standard & Poor's Ratings Services (« **S&P** ») (S&P et DBRS sont chacune une « **agence de notation** »). Les notes que les agences de notation attribuent aux titres d'emprunt à long terme vont de AAA, la note la plus élevée, à D, la note la plus faible.

Selon l'échelle de notation de DBRS, les titres d'emprunt notés BBB présentent une qualité de crédit adéquate. La protection des intérêts et du capital est jugée acceptable, mais l'entité est un peu vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut y avoir d'autres conditions défavorables qui réduisent la force de l'entité et de ses titres notés. Les indications « haut » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier.

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Selon l'échelle de notation de S&P, un titre d'emprunt noté BBB est assorti de paramètres de protection adéquats. Toutefois, une évolution défavorable des circonstances ou de la conjoncture économique risquent davantage de nuire à la capacité du débiteur de respecter son engagement financier relatif au titre d'emprunt. Les notes AA à CC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « - » qui indique la situation relative dans les catégories de notation principales.

Les notes que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de conserver ou de vendre des billets dans la mesure où ces notes ne se prononcent pas sur leur cours ou leur bien-fondé pour un épargnant en particulier. Rien ne garantit qu'une note sera maintenue pendant une durée donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

## COUVERTURE PAR LES BÉNÉFICES

Les ratios de couverture par les bénéfices qui suivent ont été calculés sur une base consolidée et sont tirés, dans le cas de l'exercice terminé le 31 décembre 2008, de l'information financière vérifiée et, dans le cas de la période de 12 mois terminée le 31 mars 2009, de l'information financière non vérifiée selon les principes comptables généralement reconnus du Canada. La couverture par les bénéfices de la dette à court terme et de la dette à long terme pour l'exercice terminé le 31 décembre 2008, compte tenu du placement de titres conclu le 10 février 2009 et du placement de billets à moyen terme conclu le 29 avril 2009, était de 5,4 fois et, pour la période de 12 mois terminée le 31 mars 2009, était de 5,0 fois, compte tenu du placement de billets à moyen terme conclu en avril. Ces ratios ne tiennent pas compte de l'émission de billets dans le cadre du présent supplément de prospectus puisque les modalités et les montants de ces billets ne sont pas connus à l'heure actuelle.

## DESCRIPTION DES BILLETS

La description suivante des billets résume certains de leurs principaux attributs et principales caractéristiques et ne se veut pas exhaustive. La description suivante complète la description des modalités et dispositions générales des titres d'emprunt donnée dans le prospectus joint aux présentes et auquel il y a lieu de se reporter. Sauf indication contraire dans le supplément de fixation du prix ou autre supplément de prospectus applicable, les modalités et conditions énoncées dans la présente rubrique s'appliqueront à chaque billet.

Au cours de la période de validité de 25 mois du prospectus préalable de base simplifié auquel le présent supplément de prospectus se rapporte, les billets peuvent être émis au gré de la Fiducie jusqu'à concurrence d'un capital global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement) ou, s'ils sont émis à escompte d'émission initiale, jusqu'à concurrence du montant supérieur qui donne lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement). Ce montant est susceptible d'être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. Les billets auront des échéances d'au moins un an à compter de la date d'émission et pourront être émis au pair, à escompte ou à prime. Les billets seront émis aux taux d'intérêt, aux prix et aux autres conditions fixés au moment de l'émission en fonction d'un certain nombre de facteurs, notamment les conditions existantes du marché et l'opinion des courtiers.

Les billets seront émis aux termes de la convention de fiducie. La convention de fiducie ne limite pas le capital global des billets ou des débentures qui sont autorisés aux termes de celle-ci.

Les modalités précises de tout placement de billets figureront dans un supplément de fixation du prix relatif au placement de ces billets qui accompagnera le présent supplément de prospectus. Ces modalités préciseront notamment, le cas échéant, la désignation, le capital global offert, la monnaie, les

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dates d'émission, de livraison et d'échéance, le prix d'émission (ou son mode de calcul si le prix est variable), le taux d'intérêt (soit fixe, soit variable et, le cas échéant, son mode de calcul), la ou les dates de versement des intérêts, les dispositions de remboursement, d'échange ou de conversion (le cas échéant) ou les modalités de remboursement, la rémunération réelle des courtiers, le mode de placement et le produit net revenant à la Fiducie. La Fiducie se réserve le droit de préciser dans un supplément de fixation du prix certaines modalités des billets qui ne s'inscrivent pas dans les options et paramètres énoncés dans le présent supplément de prospectus.

**Clauses restrictives**

La convention de fiducie renferme des clauses restrictives relatives au paiement du capital et des intérêts, de même que diverses autres clauses restrictives de nature générale, notamment des clauses selon lesquelles, essentiellement, tant que des billets sont en circulation :

a) la Fiducie s'abstiendra de créer, de consentir, de prendre en charge ou de tolérer quelque sûreté garantissant sa dette, sauf les charges autorisées, sur ses entreprises, activités, rentrées ou revenus, biens, droits ou actifs, dont elle est actuellement ou sera éventuellement propriétaire, sauf dans la mesure où les billets seront garantis de façon égale et proportionnelle à cette sûreté, et elle veillera à ce que ses filiales désignées agissent de même;

b) la Fiducie s'abstiendra de créer, de prendre en charge ou de contracter par ailleurs quelque obligation financée, si, à ce moment et compte tenu de cette obligation, le ratio des obligations financées par rapport à la capitalisation totale dépasse 70 %, et elle veillera à ce que ses filiales désignées agissent de même. Il est toutefois entendu, pour l'application de la clause restrictive en question, qu'un renouvellement, une conversion, une prolongation de la durée ou un refinancement essentiellement simultané ou tout autre refinancement d'une obligation existante à l'égard d'une obligation financée aux termes d'une ligne de crédit ou autre facilité de crédit auprès d'une ou de plusieurs banques ou d'un autre prêteur ne sera pas réputé la création, la prise en charge ou la conclusion par ailleurs d'une obligation financée autrement que dans la mesure de l'augmentation du capital d'une telle obligation;

c) la Fiducie interdira à ses filiales désignées (sauf celles qui remettent au fiduciaire des billets une garantie sur les billets conforme à la convention de fiducie) globalement de créer, de prendre en charge ou de contracter par ailleurs des obligations financées qui, globalement, dépassent 10 % des actifs totaux consolidés.

**Cas de défaut et renonciation**

Sauf indication contraire ci-après, les situations suivantes constitueront des cas de défaut (chacun un « **cas de défaut** ») aux termes de la convention de fiducie (sauf s'il s'agit d'un événement visant une filiale désignée que la Fiducie peut faire exclure des filiales désignées au sens de la définition de « filiale désignée », à condition que cette déclaration d'exclusion soit faite dans les dix jours de l'avis par la Fiducie au fiduciaire des billets de la survenance d'une telle situation) :

a) la Fiducie est en défaut de paiement du capital, de la prime (le cas échéant) ou des intérêts sur tout billet lorsqu'un tel montant est exigible aux termes d'une disposition de la convention de fiducie ou des billets et qu'un tel défaut se poursuit pendant cinq (5) jours ouvrables après avis écrit du fiduciaire des billets à la Fiducie précisant qu'un tel montant est en souffrance;

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b) un décret ou une ordonnance d'un tribunal compétent est rendu, déclarant la Fiducie ou une filiale désignée en faillite ou insolvable aux termes de la *Loi sur la faillite et l'insolvabilité* (Canada), la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) ou toute autre loi analogue en matière de faillite ou d'insolvabilité ou nommant un séquestre, un séquestre et un gérant ou un séquestre-gérant à l'égard de la totalité ou quasi-totalité des biens de la Fiducie ou d'une filiale désignée ou ordonnant la liquidation des affaires de la Fiducie ou d'une filiale désignée, et qu'un tel décret ou une telle ordonnance ou nomination ne soit pas suspendu et demeure en vigueur pendant une période de 30 jours consécutifs;

c) une résolution est adoptée pour la dissolution ou la liquidation de la Fiducie ou d'une filiale désignée (sauf dans le cours d'une opération ou aux termes d'une opération à l'issue de laquelle une entité remplaçante continue d'exercer les activités de la Fiducie, et si certaines autres conditions énoncées dans la convention de fiducie sont remplies) ou la Fiducie ou une filiale désignée entame des procédures en vue d'être déclarée en faillite ou insolvable ou consent à ce que des procédures en faillite ou en insolvabilité soient instituées contre elle aux termes de la *Loi sur la faillite et l'insolvabilité* (Canada) ou la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) ou toute autre loi analogue en matière de faillite ou d'insolvabilité; ou la Fiducie ou une filiale désignée consent à la nomination d'un séquestre, d'un séquestre et d'un gérant ou d'un séquestre-gérant ou un séquestre, un séquestre et un gérant ou un séquestre-gérant est nommé à l'égard de la totalité ou quasi-totalité des biens de la Fiducie ou d'une filiale désignée; ou la Fiducie ou une filiale désignée fait une cession générale au profit de ses créanciers ou avoue par écrit son incapacité à payer ses dettes en général à leur échéance ou encore elle prend une quelconque mesure dans le sens des actions précitées;

d) la Fiducie ou l'une ou l'autre de ses filiales désignées (défaut auquel il n'est pas renoncé ni remédié) (i) manque à son obligation de rembourser à l'échéance toute dette (autre qu'une dette sans recours ou à l'égard des billets) de plus de 25 millions de dollars ou 5 % de son avoir consolidé, si ce dernier pourcentage est plus élevé, après l'expiration de tous les délais de paiement ou de grâce applicables ou (ii) manque à l'exécution ou à l'observation de toute autre entente ou condition applicable à une dette de plus de 25 millions de dollars ou 5 % de son avoir consolidé, si ce dernier pourcentage est plus élevé, lorsque ce manquement autorise le créancier à réclamer par anticipation le paiement de cette dette;

e) le bénéficiaire d'une sûreté prend possession de tous les biens de la Fiducie ou d'une filiale désignée ou de toute partie importante des biens de la Fiducie sur une base consolidée, ou une procédure de saisie-exécution est engagée ou exécutée à l'égard de tous les biens de la Fiducie ou d'une filiale désignée ou d'une partie importante des biens de la Fiducie sur une base consolidée, sans qu'il en soit donné mainlevée dans les délais après lesquels la vente de ces biens est autorisée, sauf si cette procédure est contestée de bonne foi par la Fiducie ou la filiale désignée;

f) la Fiducie néglige d'observer ou d'exécuter à tous égards importants une autre condition ou un autre engagement important qui lui incombe aux termes de la convention de fiducie, et après avoir reçu un avis écrit du fiduciaire des billets précisant ce défaut et exigeant que la Fiducie y mette fin (avis qui doit être donné par le fiduciaire des billets sur réception d'une demande écrite signée par les porteurs d'au moins 25 % du capital des billets alors en circulation), la Fiducie omet de corriger un tel défaut dans un délai de 45 jours, ou tout autre délai plus long accordé par le fiduciaire des billets, compte tenu de la nature du défaut en question.

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Si un cas de défaut se produit aux termes de la convention de fiducie, le fiduciaire des billets a la faculté, ou l'obligation si les porteurs d'au moins 25 % du capital total des billets en circulation aux termes de la convention de fiducie lui en font la demande écrite, sous réserve de toute renonciation au défaut aux termes de la convention de fiducie, par avis écrit à la Fiducie, de déclarer exigibles le capital, les intérêts, le cas échéant, et la prime, le cas échéant, sur tous les billets alors en circulation aux termes de la convention de fiducie et toute autre somme payable aux termes de cette convention.

Si un cas de défaut se produit aux termes de la convention de fiducie, sauf un défaut de paiement des billets à l'échéance, les porteurs d'au moins 66 ⅔ % du capital des billets émis et en circulation aux termes de la convention de fiducie ont le pouvoir d'enjoindre le fiduciaire des billets de renoncer au défaut. Tant qu'il n'est pas tenu par la convention de fiducie d'entamer des procédures, le fiduciaire des billets a le pouvoir de renoncer au défaut si, à son avis, le défaut a été corrigé ou il y a été remédié convenablement.

**Droit du fiduciaire des billets d'exiger le paiement**

Si, à la suite d'une déclaration faite par le fiduciaire des billets tel qu'il est indiqué à la rubrique « *Cas de défaut et renonciation* » ci-dessus, la Fiducie omet de payer au fiduciaire des billets sur demande le capital et la prime, le cas échéant, et les intérêts sur tous les billets alors en circulation aux termes de la convention de fiducie et toute autre somme payable aux termes de cette convention, le fiduciaire des billets a la faculté, et l'obligation à la demande écrite des porteurs d'au moins 25 % du capital total des billets en circulation aux termes de la convention de fiducie, sur réception d'une garantie qu'il juge raisonnable pour les frais et débours qu'il devra engager, d'obtenir en son nom, en qualité de fiduciaire des billets, le paiement du capital et de la prime, le cas échéant, et des intérêts, le cas échéant, sur tous les billets en circulation aux termes de la convention de fiducie, ainsi que de toute autre somme payable aux termes de la convention de fiducie, par les voies de droit autorisées par la convention de fiducie, par la loi ou en *equity* qu'il juge opportunes ou qu'il doit employer selon ce qui lui a été ordonné.

Les porteurs de billets émis aux termes de la convention de fiducie ne peuvent intenter aucune mesure judiciaire visant à exiger le paiement du capital, de la prime (le cas échéant) ou des intérêts sur les billets, ni exercer aucun autre recours autorisé par la convention de fiducie, notamment une action visant à faire respecter la convention de fiducie ou les billets, si ce n'est conformément à la procédure prévue dans la convention de fiducie.

**Remboursement des billets au gré de la Fiducie ou au gré du porteur**

Les billets sont remboursables par la Fiducie avant l'échéance si le supplément de fixation du prix applicable le précise. Un supplément de fixation du prix peut préciser qu'un billet sera remboursable au gré de la Fiducie avant l'échéance à compter de la date ou des dates et à un prix ou à des prix indiqués dans le supplément de fixation du prix. Sauf disposition contraire des billets, la Fiducie peut rembourser les billets remboursables en totalité ou en partie sur préavis d'au moins 30 jours ou d'au plus 60 jours.

Sauf indication contraire dans le supplément de fixation du prix applicable, les billets ne seront pas remboursables au gré du porteur avant l'échéance. Un supplément de fixation du prix peut préciser qu'un billet sera remboursable au gré du porteur avant l'échéance à une date ou plusieurs dates indiquées, à un prix ou plusieurs prix énoncés dans le supplément de fixation du prix, majorés des intérêts courus jusqu'à la date de remboursement exclusivement.

Sauf indication contraire dans le supplément de fixation du prix applicable, les billets ne seront pas assujettis à un fonds d'amortissement. Sauf indication contraire dans le supplément de fixation du prix applicable et si aucun cas de défaut n'est survenu, la Fiducie peut à tout moment acheter des billets

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sur le marché (notamment auprès ou par l'intermédiaire d'un courtier en valeurs ou d'une entreprise membre d'une bourse reconnue) ou moyennant une offre d'achat adressée à tous les porteurs de billets ou de gré à gré, à tout prix convenu. Les billets achetés par la Fiducie seront annulés et ne pourront être réémis.

**Garantie**

Initialement, le garant garantira inconditionnellement le paiement et l'exécution des obligations, dettes et passifs (actuels ou futurs, absolus ou conditionnels, échus ou non) de la Fiducie aux termes des billets. Cette garantie fera l'objet d'une décharge à la demande de la Fiducie, à condition toutefois qu'aucun cas de défaut ne se soit produit et ne se poursuive et que cette décharge n'ait pas pour effet d'entraîner la survenance d'un cas de défaut immédiatement après. La garantie sera une obligation directe non garantie du garant et prendra rang à égalité avec toutes les autres dettes non garanties et non subordonnées actuelles et futures du garant. La garantie sera régie par les lois de l'Alberta. La Fiducie peut demander à certaines filiales désignées de garantir ses obligations aux termes des billets.

Divers documents d'information déposés par la Fiducie en conformité avec la législation en valeurs mobilières applicable sont intégrés par renvoi aux présentes. Comme la législation en valeurs mobilières canadienne l'y oblige, le garant a attesté le contenu du présent supplément de prospectus (voir « *Attestation du garant* »). Ni la Fiducie ni le garant ne déposeront auprès des autorités de réglementation en valeurs mobilières canadiennes des documents d'information continue distincts concernant le garant. Les résultats financiers du garant sont reflétés dans les résultats financiers consolidés de la Fiducie lesquels résultats financiers sont déposés par la Fiducie auprès des autorités de réglementation en valeurs mobilières canadiennes.

Le tableau qui suit présente les principales informations financières de la Fiducie, du garant, d'AltaGas Holding Trust et d'AltaGas General Partner Inc., et de la Fiducie et de l'ensemble de ses filiales sur une base consolidée, dans chaque cas pour la période indiquée.

**Au 31 décembre 2008 et pour l'exercice terminé à cette date**

**(en milliers de dollars)**

| | Fiducie[1] (non consolidé/ non vérifié) | Garant[1] (non consolidé/non vérifié) | Autres filiales (consolidé/ non vérifié) | Ajustements de consolidation | Fiducie (consolidé/ vérifié) |
|---|---|---|---|---|---|
| Actif à court terme | 9 | 2 437 | 386 802 | - | 389 247 |
| Actif à long terme | 1 740 209 | 1 120 247 | 965 975 | (2 052 117) | 1 774 314 |
| Passif à court terme | 16 312 | 7 467 | 324 805 | - | 348 584 |
| Passif à long terme | 199 328 | 355 023 | 1 510 429 | (1 207 245) | 857 535 |
| Produits | - | (2 307) | 1 819 102 | - | 1 816 795 |
| Quote-part du bénéfice | 163 357 | 169 509 | - | (332 866) | - |
| Coût des ventes, charges d'exploitation et d'administration et amortissement | - | 62 | 1 627 365 | - | 1 627 427 |
| Bénéfice d'exploitation | 163 357 | 167 140 | 191 737 | (332 866) | 189 368 |
| Bénéfice net | 163 571 | 160 787 | 169 709 | (330 497) | 163 571 |

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**Au 31 décembre 2007 et pour l'exercice terminé à cette date**

**(en milliers de dollars)**

| | Fiducie[1] (non consolidé/ non vérifié) | Garant[1] (non consolidé/non vérifié) | Autres filiales (consolidé/ non vérifié) | Ajustements de consolidation | Fiducie (consolidé/ vérifié) |
|---|---|---|---|---|---|
| Actif à court terme | - | 24 567 | 266 284 | - | 290 851 |
| Actif à long terme | 1 370 541 | 984 114 | 459 326 | (1 932 118) | 881 863 |
| Passif à court terme | 13 569 | 14 218 | 246 720 | - | 274 507 |
| Passif à long terme | 199 996 | 291 240 | 993 564 | (1 171 281) | 313 519 |
| Produits | 1 | 1 024 | 1 427 369 | - | 1 428 394 |
| Quote-part du bénéfice | 108 596 | 124 008 | - | (232 604) | - |
| Coût des ventes, charges d'exploitation et d'administration et amortissement | - | 72 | 1 301 715 | - | 1 301 787 |
| Bénéfice d'exploitation | 108 597 | 124 960 | 125 654 | (232 604) | 126 607 |
| Bénéfice net | 108 794 | 109 358 | 124 199 | (233 557) | 108 794 |

Note :
1) Les informations financières de la Fiducie et du garant reflètent la comptabilisation à la valeur de consolidation de leurs placements dans des filiales.

## Définitions

Le texte qui suit résume la définition de certains termes utilisés dans la convention de fiducie. Il y a lieu de se reporter à la convention de fiducie pour la définition intégrale de tous ces termes :

« **actifs totaux consolidés** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant aux actifs totaux de la Fiducie et de ses filiales désignées tels qu'ils figurent au bilan consolidé de la Fiducie et de ses filiales consolidées.

« **actions comportant droit de vote** » Actions de toute catégorie d'une société, autres titres de cette société ou autres titres de quelque autre personne qui confèrent le droit de voter à l'élection du conseil d'administration (ou d'autres personnes exerçant des fonctions analogues) dans toute circonstance.

« **avoir consolidé** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant de l'avoir de la Fiducie qui figure au bilan consolidé de la Fiducie et de ses filiales désignées, y compris le capital des porteurs de parts, le surplus d'apport, les bénéfices non répartis et les autres inscriptions au titre de l'avoir.

« **capitalisation totale** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, montant correspondant à la capitalisation totale de l'avoir consolidé, de la dette subordonnée, des obligations financées et du montant de toute participation minoritaire.

« **charges autorisées** » À l'égard d'une personne ou d'un bien l'une des charges suivantes :

a) sûreté consentie sur des actifs à court terme dans le cours normal des activités à une ou plusieurs banques ou tout autre prêteur en garantie d'une dette payable à vue ou échéant

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dans les 18 mois de la date à laquelle cette dette est contractée ou de la date de tout renouvellement ou toute prolongation de celle-ci;

b) sûretés garantissant les taxes et impôts, cotisations ou charges gouvernementales qui ne sont pas exigibles ni en souffrance, ou dont la validité est contestée de bonne foi par la Fiducie ou l'une de ses filiales désignées; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

c) sûreté garantissant un jugement rendu ou une réclamation déposée contre la Fiducie ou l'une de ses filiales désignées, que la Fiducie ou cette filiale désignée conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

d) sûretés imposées ou autorisées par la loi, notamment le privilège du transporteur, l'hypothèque du constructeur, du fournisseur de matériaux et autres privilèges ou charges de nature analogue qui ont trait aux obligations qui ne sont pas exigibles ni en souffrance ou, si elles sont exigibles ou en souffrance, sûreté que la Fiducie ou l'une de ses filiales désignées conteste de bonne foi si l'échec d'une telle contestation n'aura pas d'effet défavorable important;

e) sûretés nées normalement à l'occasion d'une activité de construction ou de l'exploitation courante de l'entreprise, qui n'ont pas été publiées conformément à la loi à l'encontre de la Fiducie ou de l'une de ses filiales désignées, qui n'ont donné lieu à aucune mesure d'exécution ou qui ont trait à des obligations qui ne sont pas exigibles ni en souffrance ou, si elles sont exigibles ou en souffrance, sûreté que la Fiducie ou l'une de ses filiales désignées conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

f) sûretés consenties, créées ou prises en charge dans le cours normal des activités et conformément à la pratique de l'industrie à l'égard de la mise en valeur ou de l'exploitation conjointes de pipelines, d'installations de production ou de traitement du pétrole et du gaz, en faveur de toute autre personne chargée de la mise en valeur ou de l'exploitation du bien grevé, couvrant la quote-part des coûts d'une telle mise en valeur ou exploitation incombant à la Fiducie ou à l'une de ses filiales désignées, pourvu que ces coûts ne soient pas exigibles ni en souffrance ou, s'ils le sont, sûretés que la Fiducie ou cette filiale désignée conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

g) servitudes, droits de passage, restrictions de zonage, droits de surface ou autres droits ou restrictions analogues grevant des terrains détenus par la Fiducie ou l'une de ses filiales désignées (notamment le droit de passage et les servitudes pour les chemins de fer, les égouts, les drains, les pipelines, les conduites de gaz et d'eau, les conduits, les poteaux, les fils et câbles pour l'électricité, le téléphone et le télégraphe ou la câblodistribution) qui, individuellement ou collectivement, n'ont pas un effet défavorable important;

h) toute sûreté découlant des lois ou des règlements en matière d'accident du travail, d'assurance emploi, de retraite et d'emploi;

i) toute sûreté consentie par la Fiducie ou l'une de ses filiales désignées à un service public ou à une autorité gouvernementale dans le cours normal des activités de la Fiducie et de ses filiales désignées, en raison de l'exploitation de la Fiducie ou de cette filiale désignée,

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si ces sûretés, individuellement ou collectivement, n'ont pas un effet défavorable important;

j) droit réservé ou dévolu à toute autorité gouvernementale de résilier un bail, une licence, une concession ou un permis en vertu d'un contrat ou de la loi, ou d'exiger des droits périodiques comme condition à leur maintien en vigueur;

k) toutes les réserves et restrictions de la concession initiale de terrains et de bien-fonds de la Couronne ou tout intérêt dans ceux-ci, et toutes les exceptions, réserves et restrictions prévues par la loi à l'égard des droits de propriété;

l) tout droit de premier refus, option d'achat ou droit de préemption en faveur d'une personne accordé dans le cours normal des activités à l'égard de la totalité ou d'une partie des biens de la Fiducie ou de l'une de ses filiales désignées;

m) toute sûreté à l'égard de laquelle il a été déposé auprès du fiduciaire une somme au comptant, des quasi-espèces, un cautionnement ou une autre sûreté qui convient au fiduciaire et d'un montant suffisant pour acquitter intégralement l'obligation y relative;

n) toute sûreté sur une encaisse ou des titres négociables de la Fiducie ou de ses filiales désignées couvrant des swaps, pourvu qu'au moment de l'octroi d'une telle sûreté, les obligations garanties par cette sûreté ne soient pas exigibles ni en souffrance;

o) sûretés servant à garantir, prendre en charge ou couvrir une dette sans recours et sûretés servant à garantir, prendre en charge ou couvrir des obligations au titre du prix d'achat;

p) sûreté consentie dans un bail ou tout droit de saisie réservé dans un bail ou qui peut être exercé aux termes d'un bail pour le loyer conformément aux modalités de ce bail;

q) sûreté en faveur de la Fiducie ou d'une filiale désignée;

r) sûreté sur les biens, meubles ou immeubles, d'une personne (autre qu'une sûreté consentie en prévision d'une fusion ou d'un regroupement mentionné ci-après) qui existe au moment où cette personne fusionne ou se regroupe avec la Fiducie ou une filiale désignée ou au moment où ces biens sont autrement acquis par la Fiducie ou une filiale désignée;

s) sûreté pour l'exécution des obligations ou devoirs afférents aux biens de la Fiducie ou d'une filiale désignée, consentie à une autorité gouvernementale à l'égard d'une franchise, concession, licence ou d'un permis et de tout vice de titre visant des structures ou autres installations découlant uniquement du fait que ces structures ou installations sont construites ou placées sur des terrains détenus par la Fiducie ou par cette filiale désignée en vertu de permis, baux ou autres concessions du gouvernement, l'ensemble de ces obligations, devoirs et vices n'affectant pas gravement l'utilisation faite par la Fiducie ou cette filiale désignée des biens, structures ou installations en question;

t) sûreté à l'égard de dépôts dans le cadre d'offres ou de soumissions;

u) sûreté à l'égard d'un recours en expropriation, d'un cautionnement judiciaire ou de frais de litige;

v) prolongation, renouvellement ou remplacement d'une sûreté visée aux autres paragraphes de la définition de « charge autorisée », pourvu que cette prolongation, ce renouvellement ou ce remplacement ne garantisse pas le remboursement d'un montant supérieur au capital encore impayé et porte uniquement sur la totalité ou une partie des biens, des ajouts et des améliorations grevés par la sûreté ainsi prolongée, renouvelée ou remplacée;

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w) sûreté non visée aux autres paragraphes de la définition de « charges autorisées », à condition qu'elle n'ait pas pour effet de porter la dette garantie à plus de 25 000 000 $ ou 10 % de l'avoir consolidé, si ce dernier pourcentage est plus élevé;

x) sûretés grevant les biens ou actifs de la Fiducie ou d'une de ses filiales désignées qui existent à la date de la convention de fiducie.

« **dette** » L'ensemble des emprunts d'argent qui, conformément aux principes comptables généralement reconnus, sont censés figurer aux états financiers à la date du calcul de la dette, y compris dans tous les cas, sans double emploi :

a) les obligations garanties par une sûreté existante grevant un bien détenu en propriété assujetti à cette sûreté, que les obligations ainsi garanties aient été ou non prises en charge;

b) les garanties, indemnités, endossements (sauf les endossements aux fins de recouvrement dans le cours normal des activités) ou autres passifs éventuels à l'égard des obligations d'une autre personne au titre d'un emprunt contracté par cette autre personne.

« **dette sans recours** » Dettes, passifs ou autres obligations, y compris les garanties, indemnités, endossements (sauf les endossements aux fins de recouvrement dans le cours normal des activités) ou autres passifs éventuels à l'égard des obligations d'une autre personne, dans chaque cas contractés ou pris en charge pour financer ou refinancer la création, la construction, le développement ou l'acquisition, directement ou indirectement, d'actifs, ainsi que les augmentations, prolongations, renouvellements ou refinancements de ces dettes, passifs et obligations, à condition que le recours du prêteur (ou d'un mandataire, fiduciaire, séquestre ou d'une autre personne agissant pour le compte du prêteur à l'égard de ces dettes, de ces passifs et de ces obligations) ou qu'un jugement à cet égard soit limité, dans toutes circonstances (sauf en ce qui concerne les déclarations et garanties fausses ou trompeuses et les indemnisations habituellement exigées à l'occasion de ces financements, pour lesquels ce prêteur (ou une autre personne agissant pour son compte) peut avoir un recours non garanti) aux actifs directement ou indirectement créés, construits, développés ou acquis (y compris tous les biens meubles y afférents) à l'égard desquels ces dettes, passifs ou autres obligations ont été contractés ou pris en charge, et aux créances, stocks, à l'équipement, aux actes mobiliers, aux biens incorporels et aux autres droits, biens en garantie ou produits en découlant ou s'y rapportant (y compris les actions ou autres participations d'une entité à but unique qui ne détient directement ou indirectement que ces actifs et les autres droits et biens en garantie en découlant ou s'y rapportant) et sur lesquels ce prêteur (ou une autre personne agissant pour le compte de ce prêteur) peut faire valoir ses droits.

« **dette subordonnée** » Toute dette subordonnée, ou est déclarée telle, au paiement du capital, de la prime (le cas échéant) et des intérêts sur les billets émis aux termes de la convention de fiducie, dans tous les cas et à tous égards (y compris en ce qui concerne le droit de paiement).

« **effet défavorable important** » Tout événement, changement, toute circonstance ou situation dont on peut raisonnablement s'attendre à ce qu'il ait une incidence ou un effet défavorable important a) sur la capacité de la Fiducie de rembourser le montant impayé aux termes des billets; ou b) sur la capacité de la Fiducie d'exécuter l'une ou l'autre de ses autres obligations aux termes de la convention de fiducie; ou c) sur la validité ou le caractère exécutoire de la convention de fiducie ou des billets ou la priorité des billets.

« **filiale** » À l'égard d'une personne : a) toute société dont les actions comportant droit de vote qui permettent ordinairement l'élection de la majorité des membres du conseil d'administration (même si un autre catégorie d'actions de cette société peut donner droit de vote à la survenance de certaines éventualités, sauf si l'éventualité est survenue et tant qu'elle se poursuit) appartiennent à ce moment, directement, indirectement ou en propriété véritable à cette personne, ou à une ou plusieurs de ses filiales,

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ou à cette personne et à une ou plusieurs de ses filiales, ou sont contrôlées directement, indirectement ou véritablement par celles-ci; b) toute société de personnes dans laquelle, à ce moment, cette personne, une ou plusieurs de ses filiales, ou cette personne et une ou plusieurs de ses filiales, directement, indirectement ou véritablement ont un capital ou une participation majoritaire (peu importe la désignation) ou dont ils touchent la majorité du revenu; ou c) toute autre personne dont la majorité du revenu, du capital, des participations véritables ou des participations financières (peu importe la désignation) appartiennent à ce moment directement, indirectement ou véritablement à cette personne ou à une ou plusieurs de ses filiales ou à cette personne et une ou plusieurs de ses filiales ou sont contrôlés directement, indirectement ou véritablement par celles-ci.

« **filiale désignée** » Toute filiale de la Fiducie qui, par directive écrite de la Fiducie, est déclarée filiale désignée; étant entendu que la Fiducie peut, par directive écrite, déclarer radiée une filiale désignée, pourvu qu'au moment de cette déclaration et compte tenu de celle-ci le ratio des obligations financées par rapport à la capitalisation totale n'excède pas 70 %.

« **obligations financées** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant à la dette à long terme figurant au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations au titre du prix d'achat; et d) de tout montant au titre des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée.

« **obligation au titre du prix d'achat** » Dettes ou obligations pécuniaires contractées, créées ou prises en charge au titre de ce qui suit ou pour le financer en totalité ou en partie, a) le prix d'achat (réputé comprendre les coûts de construction, d'installation ou de loyers, selon le cas) des biens acquis (y compris aux termes d'un bail) après la date de la convention de fiducie; ou b) le coût des améliorations effectuées sur les biens après la date de la convention de fiducie, pourvu que le capital d'une telle dette ou obligation pécuniaire ne dépasse pas, au moment où elle est contractée, créée ou prise en charge, le prix d'achat des biens au moment de leur acquisition initiale, ou le coût des améliorations, selon le cas, et que cette dette ou obligation pécuniaire soit contractée, créée ou prise en charge au plus tard 180 jours après cet achat ou l'achèvement d'une telle acquisition, construction, installation ou amélioration, selon le cas, y compris toute prolongation ou tout renouvellement ou refinancement de celle-ci, pourvu qu'il n'y ait pas augmentation du capital impayé à ce moment.

« **sûreté** » Toute cession, hypothèque, charge, priorité, hypothèque légale, convention de droit de rétention, sûreté ou tout privilège, créé de quelque manière que ce soit, soit absolu ou éventuel, fixe ou variable, en droit ou en *equity*, opposable ou non, qui garantit le paiement ou l'exécution d'une obligation, à l'exclusion d'un droit de compensation créé dans le cours normal des activités, autre qu'un droit créé pour garantir le remboursement d'un emprunt d'argent.

## ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l., conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., conseillers juridiques des courtiers, les billets, s'ils étaient émis à la date du présent supplément de prospectus, constitueraient des placements admissibles à cette date aux termes de la *Loi de l'impôt sur le revenu* (Canada) et de son règlement d'application (la « **LIR** ») pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-invalidité, des régimes enregistrés d'épargne-études, des régimes de participation différée aux bénéfices (sauf des fiducies régies par des régimes de participation différée aux bénéfices dans lesquels des cotisations sont versées par la Fiducie) et des comptes d'épargne libre d'impôt (pourvu que les titulaires de ces comptes traitent sans lien de dépendance avec la Fiducie aux fins de la LIR et n'aient pas de participation notable (au sens de la LIR) dans la Fiducie ou une société, une société

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de personnes ou une fiducie avec laquelle la Fiducie ne traite pas sans lien de dépendance aux fins de la LIR.

## FACTEURS DE RISQUE

Les souscripteurs éventuels de billets devraient examiner attentivement les facteurs de risque inclus et intégrés par renvoi dans le prospectus, dans le présent supplément de prospectus et dans le supplément de fixation du prix applicable ou dans un autre supplément de prospectus relatif à un placement de billets.

Les documents d'information annuels que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières et qui sont intégrés par renvoi dans le prospectus et dans le présent supplément de prospectus exposent certains risques inhérents aux activités de la Fiducie.

**Risques liés à la nature non garantie des billets et de la garantie**

Les billets et la garantie constitueront une dette non garantie de premier rang de la Fiducie et du garant, respectivement, et prendront rang à égalité quant au droit de paiement (sauf à l'égard des fonds d'amortissement et des créances prioritaires par application de la loi) avec toutes les autres dettes non garanties de premier rang actuelles et futures de la Fiducie et du garant, respectivement. Les billets et la garantie seront effectivement subordonnés à toutes les dettes garanties actuelles et futures de la Fiducie et du garant, jusqu'à concurrence des actifs garantissant ces dettes. Si la Fiducie ou le garant sont parties à une faillite, à une dissolution, à une liquidation ou à une restructuration, les créanciers garantis seront payés avant que les porteurs de billets ne reçoivent quelque somme due aux termes des billets jusqu'à concurrence de la valeur des actifs garantissant la dette garantie. Le cas échéant, un porteur de billets pourrait ne pas recouvrer le capital ou les intérêts qui lui sont dus aux termes des billets ou de la garantie.

**Risques liés au taux d'intérêt**

Les taux d'intérêt en vigueur auront une incidence sur le cours ou la valeur des billets. Le cours ou la valeur des billets peut chuter si les taux d'intérêt en vigueur pour des titres d'emprunt comparables augmentaient, et monter si les taux d'intérêts en vigueur pour des titres d'emprunt comparables baissaient.

**Risque lié à la liquidité**

La Fiducie n'entend pas inscrire les billets à la cote d'une bourse et rien ne garantit qu'il se formera un marché secondaire ou un marché liquide pour les billets. Chaque courtier peut acheter et vendre des billets sur le marché secondaire ou maintenir un marché pour les billets, mais il n'y est pas tenu et rien ne garantit qu'un courtier maintiendra un marché pour les billets. Cette situation pourrait influencer l'établissement du prix des billets sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des billets et la mesure dans laquelle l'émetteur est réglementé.

Même si un marché se formait pour les billets, ces derniers pourraient être négociés à des prix supérieurs ou inférieurs à leur prix d'achat initial, à cause de nombreux facteurs, notamment les taux d'intérêt en vigueur, les résultats d'exploitation et la situation financière de la Fiducie, les notes attribuées aux billets et aux autres titres de créance de la Fiducie et les marchés pour des titres de créance semblables.

**Changements dans la solvabilité et la notation**

La solvabilité apparente de la Fiducie et la modification des notes attribuées aux billets pourraient avoir une incidence sur le cours ou la valeur et la liquidité des billets. Rien ne garantit que les notes

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attribuées aux billets émis aux présentes demeureront en vigueur pendant une période donnée ou qu'elles ne seront pas baissées ou retirées intégralement par l'agence de notation en cause. La baisse ou le retrait d'une telle note pourrait avoir une incidence défavorable sur la valeur marchande des billets.

**Subordination structurelle**

Initialement, les billets ne seront garantis par aucune autre filiale de la Fiducie que le garant. Par conséquent, les billets seront en fait subordonnés aux passifs actuels et futurs des autres filiales de la Fiducie que le garant, et la garantie sera en fait subordonnée aux passifs actuels et futurs des filiales du garant. Les créanciers de ces filiales auront le droit de se faire payer avant que ces filiales ne remettent quelque somme quoi que ce soit à la Fiducie pour qu'elle la paie les billets. En cas de faillite, de dissolution, de liquidation ou de restructuration de l'une de ces filiales, après paiement de ses dettes, la filiale pourrait ne pas avoir suffisamment d'actifs pour faire des paiements à la Fiducie ou, le cas échéant, au garant en leur qualité respective de porteur d'actions de cette filiale.

**Billets à taux variable**

Si les billets sont offerts à un taux d'intérêt variable, un placement dans ces billets engendrerait d'importants risques absents d'un placement dans des titres à taux fixe. La fluctuation du taux d'intérêt applicable aux billets à taux variable pourrait faire en sorte que le taux d'intérêt soit inférieur à celui de titres à taux fixe émis en même temps. Le taux applicable aux billets à taux variable sera tributaire des fluctuations dans les titres ou obligations sur lesquels il est fondé, lesquels titres et obligations peuvent être influencés par un certain nombre de facteurs interreliés, comme des événements économiques, financiers et politiques indépendants de la volonté de la Fiducie.

**Remboursement des billets**

Lorsque le supplément de prospectus en cause le stipule, la Fiducie peut décider de rembourser les billets, conformément à ses droits prévus dans la convention de fiducie, y compris lorsque les taux d'intérêt en vigueur sont inférieurs à ceux des billets. Si les taux en vigueur sont inférieurs à ceux des billets au moment du remboursement, l'acheteur ne pourrait réinvestir le produit du remboursement dans un titre comparable à un taux d'intérêt effectif aussi élevé que celui des billets remboursés. Le droit de remboursement de la Fiducie peut également avoir une incidence défavorable sur la capacité de l'acheteur de vendre ses billets à mesure que la date ou la période du remboursement éventuel approche.

## EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, au 1000, 440 - 2nd Avenue S.W., Calgary (Alberta) T2P 5E9. Ernst & Young s.r.l. est indépendant de la Fiducie conformément au code de déontologie établi par l'Institute of Chartered Accountants of Alberta.

## QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique concernant l'émission des billets seront examinées pour le compte de la Fiducie par Stikeman Elliott S.E.N.C.R.L., s.r.l. et pour le compte des courtiers par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. À la date du présent supplément de prospectus, les associés et autres avocats de Stikeman Elliott S.E.N.C.R.L., s.r.l. et les associés et autres avocats de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % des parts en circulation de la Fiducie.

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## CONSENTEMENT D'ERNST & YOUNG S.R.L.

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du 5 juin 2009, complété par le supplément de prospectus daté du 22 juin 2009, relatif au placement de débentures-billets à moyen terme d'un maximum de 500 000 000 $ (collectivement le «**prospectus**») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2008 et 2007 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2008. Notre rapport est daté du 24 février 2009.

Calgary, Canada,
Le 22 juin 2009

(signé) «*Ernst & Young s.r.l.*»
Comptables agréés

## ATTESTATION DES COURTIERS

Le 22 juin 2009

À notre connaissance, le prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le présent supplément, révélera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du prospectus et des suppléments, de façon complète, véridique et claire tout fait important relatif aux titres faisant l'objet du placement, conformément à la législation en valeurs mobilières de chaque province du Canada.

pour **SCOTIA CAPITAUX INC.**

(signé ) « *D. Gregory Lawrence* »

pour **RBC DOMINION VALEURS MOBILIÈRES INC.**

(signé ) « *Robert M. Brown* »

pour **MARCHÉS MONDIAUX CIBC INC.**

(signé ) « *Timothy W. Watson* »

pour **VALEURS MOBILIÈRES TD INC.**

(signé ) « *Scott Davis* »

pour **FINANCIÈRE BANQUE NATIONALE INC.**

(signé ) « *Iain Watson* »

pour **BMO NESBITT BURNS INC.**

(signé ) « *David Pennington* »

pour **VALEURS MOBILIÈRES HSBC (CANADA) INC.**

(signé) « *Jay Lewis* »

**ATTESTATION DU GARANT**

Le 22 juin 2009

Le prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le présent supplément, révélera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du prospectus et des suppléments, de façon complète, véridique et claire tout fait important relatif aux titres faisant l'objet du placement, conformément à la législation en valeurs mobilières de chaque province du Canada.

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**
**Par son commandité :**
**ALTAGAS GENERAL PARTNER INC.**

| | |
|---|---|
| Le chef de la direction, | Le chef des finances, |
| (signé) « *David W. Cornhill* » | (signé) « *Deborah S. Stein* » |

**Au nom du conseil d'administration d'ALTAGAS GENERAL PARTNER INC.**

| | |
|---|---|
| (signé) « *Robert B. Hodgins* »<br>Administrateur | (signé) « *Myron F. Kanik* »<br>Administrateur |

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***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.***

*This prospectus supplement, together with the short form base shelf prospectus dated June 5, 2009 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus (including applicable pricing supplements) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.*

*The Notes (as hereinafter defined) to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".*

*Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1700, 355 - 4 Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com.*

**PROSPECTUS SUPPLEMENT**
**To a Short Form Base Shelf Prospectus Dated June 5, 2009**

*New Issue* June 22, 2009

AltaGas

**ALTAGAS INCOME TRUST**
**Medium Term Note Debentures**
**(Unsecured)**

Unconditionally guaranteed as to principal and interest by
AltaGas Holding Limited Partnership No. 1

AltaGas Income Trust (the "**Trust**") may offer to the public from time to time, during the 25 month period that the short form base shelf prospectus to which this prospectus supplement relates remains valid, medium term notes ("**Notes**") having maturities of not less than one year from the date of issue. The Notes will be issued under a trust indenture dated May 12, 2005 (the "**Trust Indenture**") between the Trust and Computershare Trust Company of Canada, as trustee (the "**Note Trustee**"), as amended and supplemented from time to time, will be unsecured and will rank *pari passu* with all other unsecured and unsubordinated indebtedness of the Trust. The Trust's payment obligations under the Notes will be unconditionally guaranteed (the "**Guarantee**") by AltaGas Holding Limited Partnership No. 1 (the "**Guarantor**"), an indirect subsidiary of the Trust.

The specific variable terms of any offering of Notes (each an "**Offering**") will be established at the time of the offering and sale of the Notes and will be set forth in a pricing supplement or other prospectus supplement which will accompany this prospectus supplement, including any amendments thereto. Such terms will include, where applicable and without limitation, the aggregate principal amount being offered, the currency or currencies, the issue and delivery date, the maturity date, the issue price (and manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any) or repayment terms, the actual commission of the Dealers (as hereinafter defined), the method of distribution and the net proceeds to the Trust. The Trust

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reserves the right to set forth in a pricing supplement or other prospectus supplement specific terms pertaining to the Notes which are not within the options and parameters set forth in this prospectus supplement.

Unless otherwise specified in a pricing supplement or other prospectus supplement, each Offering of Notes will be issued as a fully registered global note in denominations of $5,000 and multiples of $1,000 above such amount. The Notes will either be interest bearing Notes or non-interest bearing Notes issued at par, a discount or a premium. The Notes may be issued in an aggregate principal amount of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering) or, if offered at an original issue discount, such greater amount as shall result in an aggregate Offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. See "*Description of the Notes*". In the opinion of counsel, the Notes, if issued on the date of this prospectus supplement, would be eligible for investment under certain statutes as referred to under "*Eligibility for Investment*".

## RATES ON APPLICATION

The Notes will be offered severally by one or more of Scotia Capital Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc. and HSBC Securities (Canada) Inc. pursuant to the Dealer Agreement referred to under the heading "Plan of Distribution", or by such other investment dealers as may be selected from time to time by the Trust (collectively, the "**Dealers**" and individually, a "**Dealer**"). The Dealers shall act as the Trust's agents or as principals, as the case may be, subject to confirmation by the Trust pursuant to the Dealer Agreement. The rate of commission payable in connection with each sale of Notes by the Dealers will be as determined by agreement between the Trust and the Dealers and will be set forth in a pricing supplement which will accompany this prospectus supplement. The Notes may be purchased from time to time by any of the Dealers, as an underwriter or dealer purchasing as principal, at such prices and at such commissions as may be agreed upon by the Trust and any such Dealers, for resale to the public at prices to be negotiated with purchasers. Such resale prices may vary during the distribution period and as between purchasers. Each Dealer's compensation will be increased or decreased by the amount by which the aggregate price paid by the purchasers for Notes exceeds or is less than the gross proceeds paid by the Dealers, acting as principal, to the Trust. The Trust may also offer the Notes to one or more purchasers directly, pursuant to registration exemptions, in those jurisdictions where such exemptions are available, or pursuant to regulatory approval in other jurisdictions, at such prices and terms as may be negotiated with any such purchasers.

The Offering of Notes under this prospectus supplement will be made only in Canada and to residents thereof. The Notes have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), and may not be offered, sold or delivered within the United States or to U.S. persons (as defined by Regulation S under the U.S. Securities Act).

**Unless otherwise specified in the applicable pricing supplement, the Notes will not be listed on any securities or stock exchange. No assurance can be given that a trading market in any of the Notes will develop or as to the liquidity of any trading market for such Notes. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See "*Risk Factors*".**

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**The Dealers are subsidiaries of Canadian chartered banks that are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" of the Dealers. A portion of the net proceeds from the sale of the Notes may be used to reduce the indebtedness of the Trust to such lenders. See "*Relationship Between Certain of the Dealers and The Trust*" and "*Use of Proceeds*".**

If, in connection with the Offering of Notes at a fixed price or prices, the Dealers have agreed to underwrite the Notes on a firm commitment basis and have made a bona fide effort to sell all of the Notes at the initial Offering price fixed in the applicable pricing supplement or other prospectus supplement, the Offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public Offering price fixed in the applicable pricing supplement, in which case the compensation realized by the Dealers will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid by the Dealers to the Trust. See "*Plan of Distribution*".

In connection with any Offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "*Plan of Distribution*".

Each Offering is subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP.

## TABLE OF CONTENTS



## DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of the Trust dated June 5, 2009 (the "**prospectus**") solely for the purposes of the Offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full particulars.

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The following are specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

(a) the audited consolidated financial statements of the Trust and notes thereto as at and for the years ended December 31, 2008 and 2007 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2008;

(b) the annual information form of the Trust dated March 9, 2009 for the year ended December 31, 2008;

(c) the information circular dated March 3, 2009 relating to the Annual and Special Meeting of unitholders of the Trust held on April 21, 2009;

(d) the unaudited consolidated financial statements of the Trust and notes thereto as at and for the three months ended March 31, 2009 and 2008, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2009;

(e) the material change report of the Trust dated February 4, 2009 with respect to a bought deal offering of 6,100,000 trust units; and

(f) the material change report of the Trust dated May 1, 2009 with respect to the completion of the $200 million issue of senior unsecured medium-term notes.

A pricing supplement containing the specific variable terms for an issue of Notes will be delivered to purchasers of such Notes together with this prospectus supplement and the prospectus and will be deemed to be incorporated by reference into this prospectus supplement and the prospectus as of the date of such pricing supplement solely for the purposes of the Offering of the Notes covered by such pricing supplement or other prospectus supplement.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus supplement and the prospectus for the purposes of the Offering of the Notes.

**Any statement contained in the prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is or is deemed to be incorporated by reference into the prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.**

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## USE OF PROCEEDS

The net proceeds from the issuance of Notes, from time to time, will be the issue price less any fees or commissions and expenses of the issuance paid in connection therewith. Such net proceeds cannot be estimated as of the date of this prospectus supplement, as the amount will depend on the extent to which Notes are issued during the 25 month period that the prospectus to which this prospectus supplement relates remains valid and upon the terms, conditions and provisions attaching to such Notes. The maximum aggregate principal amount of the Notes will not exceed $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering) or, if offered at an original issue discount, such greater amount as shall result in an aggregate Offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. From time to time, the Trust may issue debt securities and incur additional indebtedness other than through the issue of Notes pursuant to the prospectus and this prospectus supplement.

The net proceeds resulting from the issuance of Notes may be used by the Trust to reduce outstanding indebtedness of the Trust or its subsidiaries pursuant to the $375 million unsecured extendible revolving three-year facility with a syndicate of Canadian chartered banks (the "**Three-Year Facility**"), the $250 million unsecured 18-month facility with a syndicate of Canadian chartered banks (the "**Eighteen Month Facility**") or the $75 million unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank (the "**LC Facility**" and, together with the Three-Year Facility, the Eighteen Month Facility and any replacement of, extensions of or amendments to such credit facilities, collectively the "**Credit Facilities**"). The Dealers are, directly or indirectly, subsidiaries or affiliates of Canadian chartered banks which are lenders to the Trust or its subsidiaries in connection with such Credit Facilities. Consequently, the Trust may be considered to be a connected issuer of the Dealers for purposes of applicable securities legislation. See "*Plan of Distribution*". Any net proceeds not applied to reduce outstanding indebtedness under the Credit Facilities will be used by the Trust for general trust purposes which may include the financing of acquisitions and other capital expenditures and investments by the Trust or its subsidiaries. The expenses of this Offering and commissions will be paid out of the Trust's general funds.

## PRICE RANGE AND TRADING VOLUME

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "ALA.UN". The following table sets forth the price range for and trading volume of the Trust Units on the Toronto Stock Exchange for June 2008 through June 19, 2009 as reported by such exchange.

| **Month and Year** | **High** | **Low** | **Volume** |
|---|---|---|---|
| June 2008 | $27.50 | $25.61 | 2,925,813 |
| July 2008 | $25.84 | $22.90 | 1,888,734 |
| August 2008 | $25.50 | $23.65 | 1,691,254 |
| September 2008 | $26.91 | $21.06 | 3,286,838 |
| October 2008 | $23.85 | $13.66 | 6,607,699 |
| November 2008 | $21.33 | $15.14 | 3,809,441 |
| December 2008 | $17.55 | $13.50 | 4,563,949 |
| January 2009 | $18.85 | $16.45 | 4,396,777 |
| February 2009 | $16.52 | $12.25 | 9,861,861 |
| March 2009 | $14.71 | $12.51 | 5,370,312 |
| April 2009) | $15.49 | $13.93 | 4,525,237 |

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| Month and Year | High | Low | Volume |
|---|---|---|---|
| May 2009 ............................ | $16.79 | $14.52 | 4,872,620 |
| June 2009 (1 to 19) ............ | $17.50 | $16.21 | 4,987,167 |

## PLAN OF DISTRIBUTION

Pursuant to a dealer agreement dated June 22, 2009 (the "**Dealer Agreement**") among the Trust, the Guarantor and the Dealers, the Dealers are authorized, as agents of the Trust, for such purpose only, to solicit offers from time to time to purchase Notes in each of the provinces of Canada, directly and through other investment dealers approved by the Trust. The rate of commission payable in connection with sales by the Dealers of Notes will be as determined by agreement between the Trust and the Dealers and will be set forth in a pricing supplement which will accompany this prospectus supplement. The Dealer Agreement also provides that Notes may be purchased from time to time by any of the Dealers as an underwriter or dealer purchasing as principal, at such prices and at such commissions as may be agreed upon from time to time between the Trust and such Dealers, for resale to the public at prices to be negotiated with each purchaser. Such resale prices may vary during the period of distribution and as between purchasers.

If, in connection with the Offering of Notes at a fixed price or prices, the Dealers have agreed to underwrite the Notes on a firm commitment basis and have made a bona fide effort to sell all of the Notes at the initial Offering price in the applicable pricing supplement or other prospectus supplement, the Offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial Offering price fixed in the applicable pricing supplement, in which case the compensation realized by the Dealers will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid by the Dealers to the Trust. The obligations of the Dealers, where purchasing as principal, under the Dealer Agreement may be terminated at their discretion upon the occurrence of certain stated events.

The Trust may also offer the Notes to one or more purchasers directly, pursuant to registration exemptions, in those jurisdictions where such exemptions are available, or pursuant to regulatory approval in other jurisdictions, at such prices and terms as may be negotiated with any such purchasers.

The Trust and, if applicable, the Dealers reserve the right to reject any offer to purchase the Notes in whole or in part. The Trust also reserves the right to withdraw, cancel or modify the Offering of the Notes under this prospectus without notice. In addition, the obligations of the Dealers to purchase any issue of Notes may be terminated at the discretion of the Dealers upon the occurrence of certain stated events.

The Notes have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in the United States. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

In connection with any Offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A Dealer may purchase and sell Notes from time to time in the secondary market but is not obligated to do so.

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There can be no assurance that there will be a secondary market for the Notes. The offering price and other selling terms for such sales in the secondary market may, from time to time, be varied by such Dealer.

The Trust has agreed to indemnify the Dealers and their directors, officers, employees, shareholders, agents and controlling persons against liabilities arising out of, among other things, any misrepresentation in the prospectus (including in this prospectus supplement and the documents incorporated by reference herein), other than liabilities arising out of any misrepresentation made by the Dealers.

## RELATIONSHIP BETWEEN CERTAIN OF THE DEALERS AND THE TRUST

The Dealers are, directly or indirectly, subsidiaries or affiliates of Canadian chartered banks that are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" of the Dealers. As at June 18, 2009, the Trust or its subsidiaries were indebted to a syndicate of lenders including lender affiliates of the Dealers in the approximate amount of $84 million under the Three-Year Facility and to a syndicate of lenders including lender affiliates of all the Dealers in the approximate amount of $100 million under the Eighteen Month Facility. In addition, the Trust or its subsidiaries were indebted under the LC Facility to the lender affiliate of one Dealer in the approximate amount of $67.7 million. These Credit Facilities are unsecured. The Trust and its subsidiaries are presently in compliance with the terms of such Credit Facilities and none of the lenders has waived a breach of the agreements governing such Credit Facilities since their execution. The consolidated financial position of the Trust has not changed materially since the indebtedness under such Credit Facilities was incurred. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. As a consequence of the sale of the Notes from time to time under this prospectus supplement, each of the Dealers will receive a commission on the principal amount of any Note sold through such Dealer and the lenders may receive a portion of the proceeds from the Trust as a repayment of outstanding indebtedness. See "*Use of Proceeds*".

## CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Notes have been rated BBB (low) with a positive trend by DBRS Limited ("**DBRS**") and have received a long term issue rating of BBB by Standard & Poor's Ratings Services ("**S&P**") (S&P and DBRS are each a "**Rating Agency**"). The Rating Agencies' ratings for long term debt range from a high of AAA to a low of D.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category.

According to the S&P rating system, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

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The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgement, circumstances so warrant.

## EARNINGS COVERAGE

The following earnings coverage ratios have been calculated on a consolidated basis and are derived from audited, in the case of the 12 month period ended December 31, 2008, and unaudited, in the case of the 12 month period ended March 31, 2009, financial information based on Canadian generally accepted accounting principles. The earnings coverage on short-term and long-term debt for the 12 month period ended December 31, 2008, after giving effect to the equity offering completed on February 10, 2009 and the medium-term note offering completed on April 29, 2009, was 5.4 times and for the 12 month period ended March 31, 2009 was 5.0 times after giving effect to the medium-term note offering in April. Such ratios do not give effect to the issue of any Notes pursuant to this prospectus supplement as the terms and amount of such Notes are not known at this time.

## DESCRIPTION OF THE NOTES

The following description of the Notes is a summary of certain of their material attributes and characteristics which does not purport to be complete. The following description supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which reference should also be made. The terms and conditions set forth in this section will apply to each Note unless otherwise specified in the applicable pricing supplement or other prospectus supplement.

During the 25 month period that the short form base shelf prospectus to which this prospectus supplement relates remains valid, the Notes may be issued from time to time at the discretion of the Trust in an aggregate principal amount of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering) or, if issued at an original issue discount, such greater amount as shall result in an aggregate Offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. Notes shall have maturities of not less than one year from the date of issue and may be issued at par, at a discount or at a premium. The Notes will be issued at rates of interest, prices and other terms determined at the time of issue based on a number of factors, including prevailing market conditions and advice from the Dealers.

The Notes will be issued under the Trust Indenture. The Trust Indenture does not limit the aggregate principal amount of Notes or debentures authorized thereunder.

The specific terms of any Offering of Notes will be set forth in a pricing supplement relating to the Offering of such Notes which will accompany this prospectus supplement. Such terms will include, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any) or repayment terms, the actual commission of the Dealers, the method of distribution and the net proceeds to the Trust. The Trust reserves the right to set forth in a pricing

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supplement specific terms pertaining to Notes which are not within the options and parameters set forth in this prospectus supplement.

**Covenants**

The Trust Indenture contains covenants relating to the payment of principal and interest as well as various other covenants of a general nature, including covenants substantially to the effect that, so long as any of the Notes are outstanding:

(a) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, incur, assume or suffer to exist any Security Interest securing Indebtedness for borrowed money, except for Permitted Encumbrances, upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired unless it causes the Notes to be secured equally and rateably with such Security Interest;

(b) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, assume or otherwise incur any Funded Obligations if at the time of such creation, assumption or incurrence and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would exceed 70%; provided, however, for purposes of this covenant, any rollover, conversion, extension of the term or substantially concurrent refinancing or other refunding of an existing obligation in respect of Funded Obligations under a line of credit or other credit facility with a bank or banks or other lending institutions shall be deemed not to be the creation, assumption or other incurrence of any Funded Obligation except to the extent of an increase in the principal amount thereof; and

(c) the Trust shall not permit its Designated Subsidiaries (excluding those Designated Subsidiaries which have provided to the Note Trustee a guarantee on the Notes in accordance with the Trust Indenture) in the aggregate to create, assume or otherwise incur Funded Obligations which, in the aggregate, exceed 10% of Consolidated Total Assets.

**Events of Default and Waiver**

Except as otherwise noted below, the Trust Indenture provides that the following constitute events of default (each an "**Event of Default**") (other than the happening of an event applicable to a Designated Subsidiary that the Trust could declare to be no longer a Designated Subsidiary in compliance with the definition of Designated Subsidiary, provided that such declaration is made within 10 days of notice by the Trust to the Note Trustee of such event):

(a) if the Trust makes default in payment of the principal of or premium (if any) or interest on any Note when the same becomes due and payable under any provision of the Trust Indenture or of the Notes and such default continues for a period of five (5) business days after written notice to the Trust from the Note Trustee that such amount is overdue;

(b) if a decree or order of a court having jurisdiction is entered adjudging the Trust or a Designated Subsidiary a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or appointing a receiver, receiver and manager or receiver-manager of, or of any substantial part of the property of, the Trust or a Designated Subsidiary or ordering the winding-up or liquidation of the affairs of the

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Trust or a Designated Subsidiary, and any such decree or order or appointment continues unstayed and in effect for a period of 30 consecutive days;

(c) if a resolution is passed for the dissolution, winding-up or liquidation of the Trust or a Designated Subsidiary (except in the course of carrying out or pursuant to a transaction where the business of the Trust continues to be carried on by a successor entity and where certain other conditions, as set forth in the Trust Indenture, have been satisfied) or if the Trust or a Designated Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws; or, if the Trust or a Designated Subsidiary consents to or otherwise becomes subject to the appointment of a receiver, receiver and manager or receiver-manager of, or of any substantial part of, the property of the Trust or a Designated Subsidiary; or, if the Trust or a Designated Subsidiary makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

(d) if the Trust or any of its Designated Subsidiaries defaults (which default has not been waived or cured) (i) under any obligation to repay when due outstanding borrowed money (other than Non-Recourse Debt and other than in respect of the Notes) in excess of the greater of $25,000,000 and 5% of Consolidated Equity and after all applicable grace or curative periods have expired or (ii) in the performance or observance of any other agreement or condition in respect of outstanding borrowed money in excess of the greater of $25,000,000 and 5% of Consolidated Equity if, as a result thereof, the requirement to repay such borrowed money has been accelerated upon exercise of any right of a creditor or otherwise;

(e) if an encumbrancer takes possession of all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis, or if any process of execution is levied or enforced upon or against all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith contested by the Trust or the Designated Subsidiary; and

(f) if the Trust shall neglect to observe or perform in any material respect any other material covenant or condition contained in the Trust Indenture on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Trust specifying such default and requiring the Trust to put an end to the same (which notice shall be given by the Note Trustee upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding), the Trust shall fail to remedy such default within a period of 45 days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee.

If an Event of Default has occurred under the Trust Indenture, the Note Trustee may, in its discretion and shall, upon the request in writing of the holders of at least 25% of the aggregate principal amount of Notes outstanding under the Trust Indenture, subject to any waiver of default under the Trust Indenture, by notice in writing to the Trust declare the principal of and interest, if any, and premium, if

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any, on all Notes then outstanding under the Trust Indenture and other money payable thereunder to be due and payable.

If an Event of Default has occurred under the Trust Indenture, other than a default in payment of any Notes at maturity, the holders of not less than 66 2/3% of the principal amount of the Notes issued and outstanding under the Trust Indenture shall have the power to instruct the Note Trustee to waive the default. The Note Trustee, so long as it has not become bound to institute any proceedings under the Trust Indenture, shall have power to waive the default if, in the Note Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor.

**Right of Note Trustee to Enforce Payment**

If, following a declaration made by the Note Trustee as set forth under "*Events of Default and Waiver*" above, the Trust fails to pay to the Note Trustee on demand the principal of and premium, if any, and interest on all Notes then outstanding under the Trust Indenture and any other amounts due thereunder, the Note Trustee may in its discretion and shall, upon the request in writing of the holders of not less than 25% of the aggregate principal amount of Notes outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Note Trustee to obtain or enforce payment of the principal of and premium (if any) and interest, if any, on all outstanding Notes thereunder, together with any other amounts due under the Trust Indenture, by such remedy or proceeding authorized by the Trust Indenture or by law or equity as the Note Trustee shall have been directed to take or as the Note Trustee shall deem expedient.

Holders of Notes issued under the Trust Indenture may not institute any action, suit or proceeding for the purpose of enforcing the payment of principal, premium (if any) or interest on the Notes, or exercise any other remedy authorized by the Trust Indenture, including an action to enforce the Trust Indenture or Notes, except in compliance with the procedures provided in the Trust Indenture.

**Redemption, Retraction and Repurchase of Notes**

The Notes will be redeemable by the Trust prior to maturity if so specified in the applicable pricing supplement. A pricing supplement may specify that a Note will be redeemable at the option of the Trust prior to maturity on or after the date or dates and at a price or prices as set out in the pricing supplement. Unless the provisions attaching to the Notes provide otherwise, the Trust may redeem any of the Notes which are by their terms redeemable either in whole or in part from time to time, upon not less than 30 or more than 60 days notice.

The Notes will not be redeemable at the option of the holder prior to maturity unless otherwise specified in the applicable pricing supplement. A pricing supplement may specify that a Note will be redeemable at the option of the holder on a date or dates specified prior to maturity at a price or prices as set out in the pricing supplement, together with accrued interest to but excluding the date of redemption or repayment.

The Notes will not be subject to any sinking fund unless otherwise specified in the applicable pricing supplement. Unless the applicable pricing supplement specifies otherwise and provided that an Event of Default has not occurred, the Trust may, at any time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender to all holders of Notes or by private contract, at any price. Notes purchased by the Trust will be cancelled and may not be reissued.

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**Guarantee**

The Guarantor will initially unconditionally guarantee the payment and performance of all the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Trust under the Notes. Such guarantee will be released at the request of the Trust as long as no Event of Default has occurred and is continuing and provided such release would not result in an Event of Default immediately thereafter. The Guarantee will be a direct and unsecured obligation of the Guarantor and will rank *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Guarantor. The Guarantee will be governed by the laws of the province of Alberta. The Trust may cause other of its Designated Subsidiaries to provide guarantees of its obligations under the Notes from time to time.

Various disclosure documents filed by the Trust under applicable securities legislation are incorporated by reference herein. As required by Canadian securities legislation, the Guarantor has certified the content of this prospectus supplement (see "*Certificate of the Guarantor*"). Neither the Trust nor the Guarantor will file with Canadian securities regulatory authorities separate continuous disclosure information regarding the Guarantor. The financial results of the Guarantor are reflected in the consolidated financial results of the Trust, which financial results are filed with Canadian securities regulatory authorities by the Trust.

The following table contains selected financial information for the Trust, the Guarantor, AltaGas Holding Trust and AltaGas General Partner Inc., and for the Trust and all of its subsidiaries on a consolidated basis, in each case for the period indicated.

**As at and for the Year Ended December 31, 2008**

**($ thousands)**

| | Trust[1] (unconsolidated/ unaudited) | Guarantor[1] (unconsolidated/unaudited) | Other Subsidiaries (consolidated/ unaudited) | Consolidating Adjustments | Trust (consolidated/ audited) |
|---|---|---|---|---|---|
| Current assets | 9 | 2,437 | 386,802 | - | 389,247 |
| Non-current assets | 1,740,209 | 1,120,247 | 965,975 | (2,052,117) | 1,774,314 |
| Current liabilities | 16,312 | 7,467 | 324,805 | - | 348,584 |
| Non-current liabilities | 199,328 | 355,023 | 1,510,429 | (1,207,245) | 857,535 |
| Revenue | - | (2,307) | 1,819,102 | - | 1,816,795 |
| Equity income | 163,357 | 169,509 | - | (332,866) | - |
| Cost of sales, operating and administrative expenses and amortization | - | 62 | 1,627,365 | - | 1,627,427 |
| Operating income | 163,357 | 167,140 | 191,737 | (332,866) | 189,368 |
| Net income | 163,571 | 160,787 | 169,709 | (330,497) | 163,571 |

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**As at and for the Year Ended December 31, 2007**

**($ thousands)**

| | Trust[1] (unconsolidated/ unaudited) | Guarantor[1] (unconsolidated/ unaudited) | Other Subsidiaries (consolidated/ unaudited) | Consolidating Adjustments | Trust (consolidated/ audited) |
|---|---|---|---|---|---|
| Current assets | - | 24,567 | 266,284 | - | 290,851 |
| Non-current assets | 1,370,541 | 984,114 | 459,326 | (1,932,118) | 881,863 |
| Current liabilities | 13,569 | 14,218 | 246,720 | - | 274,507 |
| Non-current liabilities | 199,996 | 291,240 | 993,564 | (1,171,281) | 313,519 |
| Revenue | 1 | 1,024 | 1,427,369 | - | 1,428,394 |
| Equity income | 108,596 | 124,008 | - | (232,604) | - |
| Cost of sales, operating and administrative expenses and amortization | - | 72 | 1,301,715 | - | 1,301,787 |
| Operating income | 108,597 | 124,960 | 125,654 | (232,604) | 126,607 |
| Net income | 108,794 | 109,358 | 124,199 | (233,557) | 108,794 |

Note:

(1) Financial information for the Trust and the Guarantor reflect equity accounting treatment of their investments in subsidiaries.

**Definitions**

Set forth below is a summary of certain of the defined terms used in the Trust Indenture. Reference should be made to the Trust Indenture for the full definition of all such terms:

"**Consolidated Equity**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the amount of equity of the Trust as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries including, without limitation, unitholders' capital, contributed surplus, accumulated earnings and other equity entries.

"**Consolidated Total Assets**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the total assets of the Trust and its Designated Subsidiaries as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries.

"**Designated Subsidiary**" means any Subsidiary of the Trust which by written direction of the Trust is declared to be a Designated Subsidiary, provided that any Designated Subsidiary may by written direction of the Trust be declared to no longer be a Designated Subsidiary if, at the time of any such declaration and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would not exceed 70%.

"**Funded Obligations**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as long term debt on a consolidated balance sheet of the Trust and its Designated

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Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

"**Indebtedness**" means all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded in the financial statements as at the date of which Indebtedness is to be determined, and in any event including, without duplication:

(a) obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

(b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

"**Material Adverse Effect**" means any event, circumstance, occurrence or change which would reasonably be expected to materially impair or have a material adverse effect on (a) the ability of the Trust to repay the amount outstanding under the Notes; or (b) the ability of the Trust to perform any of its other obligations under the Trust Indenture; or (c) the validity or enforceability of the Trust Indenture or the Notes or the priority of the Notes.

"**Non-Recourse Debt**" means indebtedness, liabilities or other obligations including guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations provided that the recourse of the lender thereof (or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgement in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations and warranties and customary indemnities provided with respect to such financings, in respect of which such lender (or other person acting on behalf of such lender) may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired (including all personal property arising from or related to such assets) in respect of which such indebtedness, liabilities or other obligations have been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds directly or indirectly only such assets and other rights and collateral arising from or connected therewith) and to which such lender (or other person acting on behalf of such lender) has recourse.

"**Permitted Encumbrances**" means, with respect to any person and any property, any of the following:

(a) any Security Interest given on current assets in the ordinary course of business to any bank or banks or other lending institutions to secure any Indebtedness payable on demand or maturing within 18 months of the date such Indebtedness is incurred or of the date of any renewal or extension thereof;

(b) Security Interests for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust or any of its Designated Subsidiaries shall

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be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(c) the Security Interest of any judgment rendered, or claim filed, against the Trust or any of its Designated Subsidiaries which the Trust or any such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(d) Security Interests imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(e) Security Interests arising in the ordinary course of, and incidental to, construction or current operations which have not been filed pursuant to law against the Trust or any of its Designated Subsidiaries or in respect of which no steps or proceedings to enforce such Security Interest have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(f) Security Interests incurred, created or assumed in the ordinary course of business and in accordance with industry practice in respect of the joint development or operation of pipelines, oil and gas production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Security Interests relate, for the Trust's or any of its Designated Subsidiaries' portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any such Security Interests which the Trust or such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(g) easements, rights-of-way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Trust or any of its Designated Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(h) any Security Interest arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(i) any Security Interest given by the Trust or any of its Designated Subsidiaries to a public utility or any governmental authority in the ordinary course of the business of the Trust and its Designated Subsidiaries in connection with operations of the Trust or any such Designated Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(j) the right reserved to or vested in any governmental authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such

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lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) any right of first refusal, option to purchase or pre-emptive right in favour of any person granted in the ordinary course of business with respect to all or any of the assets of the Trust or any of its Designated Subsidiaries;

(m) any Security Interest the satisfaction of which has been provided for by deposit with the Trustee of cash, cash equivalent, surety bond or other security satisfactory to the Trustee in an amount sufficient to pay the liability in respect of such Security Interest in full;

(n) any Security Interest on cash or marketable securities of the Trust or its Designated Subsidiaries granted in connection with swaps provided that at the time of granting such Security Interest the obligations secured by such Security Interest are not due and delinquent;

(o) Security Interests granted to secure, or assumed or created in connection with, Non-Recourse Debt and Security Interests granted to secure, or assumed or created in connection with, Purchase Money Obligations;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest in favour of the Trust or a Designated Subsidiary;

(r) any Security Interest on any property, real or personal, of a person (other than a Security Interest granted in contemplation of a merger, amalgamation or consolidation hereinafter referred to) which Security Interest exists at the time such person is merged into, or amalgamated or consolidated with, the Trust or a Designated Subsidiary or such property is otherwise acquired by the Trust or a Designated Subsidiary;

(s) any Security Interest in respect of any obligations or duties affecting the property of the Trust or any Designated Subsidiary given to any governmental authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Trust or such Designated Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Trust or such Designated Subsidiary;

(t) any Security Interest in respect of any deposits in connection with bids or tenders;

(u) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation;

(v) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property and accretions

SEC File # 82-34911

thereto and improvements thereon which was subject to the Security Interest so extended, renewed or replaced;

(w) Security Interests not permitted by any of the other paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph (w) if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph (w) to exceed the greater of $25,000,000 and 10% of Consolidated Equity; and

(x) any Security Interests against the property or assets of the Trust or any of its Designated Subsidiaries existing on the date of the Trust Indenture.

"**Purchase Money Obligation**" means any indebtedness or monetary obligation incurred, created or assumed as, or incurred, created or assumed to provide funds to pay, all or part of (a) the purchase price (which shall be deemed to include any costs of construction or installation or lease payments, as the case may be) of any property acquired (including by way of lease) after the date of the Trust Indenture or (b) the cost of improvements made after the date of the Trust Indenture to any property, provided that the principal amount of such indebtedness or monetary obligation does not, at the time incurred, created or assumed, exceed the purchase price of the property when originally acquired, or the cost of improvements, as the case may be, and is incurred, created or assumed not later than 180 days after such purchase or the completion of such acquisition, construction, installation or improvement, as the case may be, and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased.

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set-off created in the ordinary course of business unless such right of set-off is created for the purposes of securing repayment of Indebtedness for borrowed money.

"**Subordinated Debt**" means any Indebtedness which is or is expressed to be subordinate in all instances and in all respects (including in right of payment) to the payment of principal of and the premium (if any) and interest on the Notes issued under the Trust Indenture.

"**Subsidiary**" means, with respect to a person: (a) any corporation of which such number of Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such person or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries; (b) any partnership of which, at the time, such person, or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or (c) any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such person, or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries.

"**Total Capitalization**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting

SEC File # 82-34911

principles on a consolidated basis, the aggregate amount of Consolidated Equity, Subordinated Debt, Funded Obligations and the amount of any minority interests.

**"Voting Shares"** means the shares of any class of any corporation or other securities of that corporation or other securities of any other person which carry voting rights to elect the board of directors (or other persons performing similar functions) under any circumstances.

## ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Dealers, the Notes, if issued on the date of this prospectus supplement, would be qualified investments as at such date under the *Income Tax Act* (Canada) and the regulations thereto (the "**Tax Act**") for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Trust) and tax free savings accounts (provided that holders of tax-free savings accounts deal at arm's length with the Trust for the purposes of the Tax Act and do not have a significant interest (within the meaning of the Tax Act) in the Trust or a corporation, partnership or trust with which the Trust does not deal at arm's length for the purposes of the Tax Act).

## RISK FACTORS

Prospective purchasers of Notes should consider carefully the risk factors contained in and incorporated by reference in the prospectus, this prospectus supplement and in the applicable pricing supplement or other prospectus supplement in connection with an Offering of Notes.

Discussions of certain risks affecting the Trust in connection with its business are provided in the Trust's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the prospectus and in this prospectus supplement.

### Risks Relating to the Unsecured Nature of the Notes and the Guarantee

The Notes and the Guarantee will be senior unsecured debt of the Trust and the Guarantor, respectively, and will rank equally in right of payment (except as to sinking funds and as to claims preferred by operation of law) with all other existing and future senior unsecured debt of the Trust and the Guarantor, respectively. The Notes and the Guarantee will be effectively subordinated to all existing and future secured debt of the Trust and the Guarantor, to the extent of the assets securing such debt. If the Trust or the Guarantor are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the Note holders receive any amounts due under the Notes to the extent of the value of the assets securing the secured debt. In that event, a Note holder may not be able to recover any principal or interest due to it under the Notes or the Guarantee.

### Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

### Liquidity Risk

The Trust does not intend to list the Notes on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the Notes. Each of the Dealers may from time to

SEC File # 82-3191

time purchase and sell the Notes in the secondary market or make a market for the Notes, but no Dealer is obliged to do so and there can be no assurance that any Dealer will undertake any market making activities in respect of the Notes. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

Even if a trading market develops for the Notes, the Notes could trade at prices that may be higher or lower than their initial purchase price, depending on many factors, including prevailing interest rates, the results of operations and the financial position of the Trust, the ratings assigned to the Notes and the Trust's other debt securities, and the markets for similar debt securities.

**Changes in Creditworthiness or Credit Ratings**

The perceived creditworthiness of the Trust and the changes in credit ratings of the Notes may affect the market price or value and the liquidity of the Notes. There is no assurance that any credit rating assigned to the Notes issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Notes.

**Structural Subordination**

Initially, the Notes will not be guaranteed by any other subsidiaries of the Trust other than the Guarantor. Therefore, the Notes will be effectively subordinated to the current and future liabilities of the Trust's subsidiaries other than the Guarantor, and the Guarantee will be effectively subordinated to the current and future liabilities of the Guarantor's subsidiaries. The creditors of those subsidiaries will have the right to be paid before any cash is distributed by those subsidiaries to the Trust to make payment on the Notes. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Trust or, if applicable, the Guarantor in its respective capacity as an equityholder of such subsidiary.

**Floating Rate Notes**

In the event that Notes are offered with a floating rate of interest, investment in the floating rate Notes will entail significant risks not associated with investments in fixed rate instruments. The resetting of the applicable interest rate of such floating rate Notes may result in lower interest compared to fixed rate instruments issued at the same time. The applicable rate on a floating rate Note will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Trust has no control.

**Redemption of Notes**

If Notes are redeemable at the Trust's option, as set forth in the applicable pricing supplement, the Trust may choose to redeem the Notes from time to time, in accordance with its rights under the Trust Indenture, including when prevailing interest rates are lower than the rates borne by the Notes. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed. The Trust's redemption right also may adversely impact a purchaser's ability to sell Notes as the optional redemption date or period approaches.

SEC File # 82-34911

## EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent of the Trust in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

## LEGAL MATTERS

Certain legal matters in connection with the issuance of the Notes will be passed upon on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP. As at the date of this prospectus supplement, the partners and associates of Stikeman Elliott LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding trust units of the Trust.

SEC File # 82-34911

**CONSENT OF ERNST & YOUNG LLP**

We have read the short form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "**Prospectus**") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated February 24, 2009.

Calgary, Canada,
June 22, 2009

(signed) "*Ernst & Young LLP*"
Chartered Accountants

# CERTIFICATE OF THE DEALERS

Dated: June 22, 2009

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

**SCOTIA CAPITAL INC.**

(Signed) "*D. Gregory Lawrence*"

**RBC DOMINION SECURITIES INC.**

(Signed) "*Robert M. Brown*"

**CIBC WORLD MARKETS INC.**

(Signed) "*Timothy W. Watson*"

**TD SECURITIES INC.**

(Signed) "*Scott Davis*"

**NATIONAL BANK FINANCIAL INC.**

(Signed) "*Iain Watson*"

**BMO NESBITT BURNS INC.**

(Signed) "*David Pennington*"

**HSBC SECURITIES (CANADA) INC.**

(Signed) "*Jay Lewis*"

SEC File # 82-3491

**CERTIFICATE OF THE GUARANTOR**

Dated: June 22, 2009

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**
**By its general partner:**
**ALTAGAS GENERAL PARTNER INC.**

(Signed) "*David W. Cornhill*"
Chief Executive Officer

(Signed) "*Deborah S. Stein*"
Chief Financial Officer

**On behalf of the Board of Directors of**
**ALTAGAS GENERAL PARTNER INC.**

(Signed) "*Robert B. Hodgins*"
Director

(Signed) "*Myron F. Kanik*"
Director

SEC File # 82-34911

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

22 June 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Quebec
The Office of the Administrator, Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories

**Re: AltaGas Income Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus") of the Trust.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 24, 2009 to the Unitholders of the Trust on the following financial statements:

- Consolidated balance sheets of the Trust as at December 31, 2008 and 2007.
- Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two year period ended December 31, 2008.

We also consent to the reference to our firm under the caption "Experts" in the Prospectus Supplement and in the Annual Information Form dated March 9, 2009 incorporated by reference in the Prospectus Supplement.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

SEC File # 82-34911

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

June 22, 2009

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers Quebec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice – Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

**Re: Prospectus Supplement of AltaGas Income Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the prospectus supplement of the Trust dated June 22, 2009 (the "**Prospectus Supplement**") relating to the offering by the Trust of up to $500,000,000 of medium term notes of the Trust. The Prospectus Supplement is deemed to be incorporated by reference into the short form base shelf prospectus of the Trust dated June 5, 2009.

We hereby consent to the reference to our opinion under the heading "Eligibility for Investment" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus Supplement or any other similar document and is not to be relied upon by any other parties or for any other purpose.

Yours truly,

*"Blake, Cassels & Graydon LLP"*

30894374.1

**STIKEMAN ELLIOTT**

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

SEC File # 82-34911

Keith R. Chatwin
Direct: (403) 266-9088
Fax: (403) 266-7822
E-mail: kchatwin@stikeman.com

**BY SEDAR**

June 22, 2009
File No.: 117061-1014

The Securities Commissions or equivalents
thereof in each of the provinces of Canada

**CONSENT**

Dear Sirs/Mesdames:

**Re: AltaGas Income Trust**
**Shelf Prospectus Supplement dated June 22, 2009**

We refer to the shelf prospectus supplement dated June 22, 2009 (the "**Prospectus Supplement**") of AltaGas Income Trust (the "**Trust**") in connection with the offering of up to $500,000,000 of medium term notes of the Trust (the "**Notes**") under a base shelf prospectus dated June 5, 2009 (together with the Prospectus Supplement, the "**Prospectus**").

We hereby consent to the references to our firm name in the Prospectus Supplement, and to our opinion set out under the heading "Eligibility for Investment", which opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we provided in connection with such opinion.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus Supplement and is not to be relied upon by any other party or for any other purpose.

Yours truly,

*"Stikeman Elliott LLP"*

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
SYDNEY

*Les titres décrits dans le présent supplément de fixation du prix, ainsi que dans le prospectus auquel il se rattache, dans sa version modifiée ou complétée, et les documents qui sont réputés intégrés par renvoi dans le prospectus, dans sa version modifiée ou complétée, ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément; toute personne qui donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée* Securities Act of 1933 *et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus aux États-Unis d'Amérique.*

**ALTAGAS INCOME TRUST**

| | |
|---|---|
| **Numéro du supplément de fixation du prix :** | N° 1 |
| **Date :** | Le 22 juin 2009 |

(Se rattachant à un prospectus simplifié préalable d'AltaGas Income Trust (la « **Fiducie** ») daté du 5 juin 2009, dans sa version complétée par un supplément de prospectus de la Fiducie daté du 22 juin 2009.)

**BILLETS À MOYEN TERME – SÉRIE 2**

**(non assortis d'une sûreté)**

**Capital et intérêts inconditionnellement garantis par AltaGas Holding Limited Partnership No. 1**

**Modalités de l'émission**

| | |
|---|---|
| **Désignation :** | Billets à moyen terme 6,94 %, série 2 (les « **billets** ») |
| **Numéro CUSIP :** | 02137ZAD65 |
| **Capital :** | 100 000 000 $ |
| **Commission :** | 0,37 % |
| **Prix d'émission :** | 999,73 $ par tranche de capital de 1 000 $ |
| **Produit net (après commission) :** | 99 603 000 $ |
| **Monnaie :** | Dollar canadien |
| **Date de l'opération :** | Le 22 juin 2009 |
| **Date de règlement :** | Le 29 juin 2009 |
| **Date d'échéance :** | Le 29 juin 2016 |
| **Lieu de livraison :** | Calgary (Alberta) |
| **Taux d'intérêt nominal des coupons :** | 6,94 % |
| **Échéances des coupons :** | Semestriellement, à terme échu, le 29 juin et le 29 décembre de chaque année, à compter du 29 décembre 2009 |
| **Date du premier paiement des coupons :** | Le 29 décembre 2009 |
| **Premier paiement des coupons :** | 34,70 $ par tranche de capital de 1 000 $ |
| **Dispositions de remboursement :** | La Fiducie peut rembourser les billets, en totalité à tout moment ou en partie de temps à autre, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au plus élevé des montants |

SEC File # 82-34911

suivants : le prix selon le rendement des obligations du Canada (au sens défini ci-après) ou la valeur nominale des billets, majoré des intérêts courus et impayés jusqu'à la date de remboursement, exclusivement.

**Pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada :** 99 points de base

**Forme des billets :** Billet global immatriculé au nom de CDS & Co.

**Fiduciaire :** Société de fiducie Computershare du Canada

**Courtiers :** Scotia Capitaux Inc.
Marchés mondiaux CIBC inc.
RBC Dominion valeurs mobilières Inc.
Financière Banque Nationale Inc.
Valeurs Mobilières TD Inc.
BMO Nesbitt Burns Inc.
Valeurs mobilières HSBC (Canada) Inc.

**Mode de placement :** Placement pour compte

**Capital global des billets à moyen terme en circulation (y compris les billets décrits dans le présent supplément de fixation du prix) :** 500 000 000 $

**Emploi du produit :** Le produit net revenant à la Fiducie tiré de la vente des billets servira à rembourser des dettes bancaires existantes et aux fins générales de l'entreprise.

**Termes clés :** Les termes clés utilisés dans le présent supplément de prospectus n° 1 sans y être définis ont le sens qui leur est attribué dans l'acte de fiducie daté du 12 mai 2005 intervenu entre la Fiducie et Société de fiducie Computershare du Canada (l'« **acte de fiducie** »).

**Remboursement en cas d'événement déclencheur de changement de contrôle :**

L'exposé suivant doit être lu à la lumière des conditions du deuxième acte complémentaire qui sera conclu le 29 juin 2009 par le fiduciaire et la Fiducie (le « **deuxième acte complémentaire de la Fiducie** »), modifiant et mettant à jour les conditions de l'acte de fiducie visant les billets.

Si un événement déclencheur de changement de contrôle (défini ci-après) se produit, à moins que la Fiducie n'ait exercé son droit facultatif de rembourser la totalité des billets de la façon décrite dans l'acte de fiducie, la Fiducie devra offrir de rembourser la totalité ou, au gré du porteur de billets, toute partie (par tranches de 1 000 $) des billets de ce porteur aux termes de l'offre décrite

SEC File # 82-3491

plus loin (l'« **offre en cas de changement de contrôle** ») au prix de remboursement au comptant correspondant à 101 % du montant en capital majoré des intérêts courus et impayés à la date de remboursement.

Dans un délai de 30 jours après tout événement déclencheur de changement de contrôle, la Fiducie devra donner aux porteurs de billets un avis décrivant l'opération ou les opérations qui constituent l'événement déclencheur de changement de contrôle et offrant de rembourser les billets à la date précisée dans l'avis (la « **date de paiement suite à un changement de contrôle** »), date qui ne tombera pas moins de 30 jours ni plus de 60 jours après la date à laquelle l'avis est remis. La Fiducie est tenue de respecter les exigences des lois et des règlements sur les valeurs mobilières applicables dans le cadre du remboursement des billets par suite d'un événement déclencheur de changement de contrôle. Dans la mesure où les dispositions de ces lois ou de ces règlements sur les valeurs mobilières applicables entrent en conflit avec les dispositions relatives à une offre en cas de changement de contrôle résumées dans le présent supplément de fixation du prix nº 1, la Fiducie sera tenue de se conformer à ces lois et règlements et ne sera pas réputée avoir manqué à son obligation de rembourser les billets en raison de ce conflit.

La Fiducie ne sera pas tenue de faire une offre en cas de changement de contrôle à la survenance d'un événement déclencheur de changement de contrôle si un tiers fait une telle offre essentiellement de la façon, dans les délais et en conformité avec les exigences applicables à une offre en cas de changement de contrôle (et assortie au moins du même prix d'achat payable au comptant) et que ce tiers achète la totalité des billets déposés en bonne et due forme et dont le dépôt n'a pas été révoqué aux termes de son offre.

Tout manquement par la Fiducie aux dispositions qui précèdent relativement à un changement de contrôle constituera un cas de défaut au titre des billets de série 2.

**Modification de la définition d'obligations financées dans le deuxième acte complémentaire de la Fiducie :**

La définition d'obligations financées contenue dans le deuxième acte complémentaire de la Fiducie et applicable aux billets seulement est modifiée comme suit :

« **obligations financées** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant à la dette figurant au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations au titre du prix d'achat; et d) de tout montant au titre des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée.

**Modification de la définition de charges autorisées dans le deuxième acte complémentaire de la Fiducie :**

La définition de charges autorisées contenue dans le deuxième acte complémentaire de la Fiducie et applicable aux billets seulement est modifiée par le retrait du paragraphe a) en entier.

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## Facteurs de risque

En plus des risques énumérés dans le prospectus de base ou intégrés par renvoi dans le prospectus de la Fiducie daté du 5 juin 2009, un placement dans les billets est assujetti aux risques additionnels suivants :

**Remboursement en cas d'événement déclencheur de changement de contrôle**

Si la Fiducie doit rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, il se pourrait qu'elle n'ait pas les fonds suffisants pour payer les billets au comptant à ce moment. De plus, la capacité de la Fiducie de rembourser les billets au comptant pourrait être limitée par les lois applicables. Si la Fiducie est incapable de rembourser les billets à la survenance d'un événement déclencheur de changement de contrôle, les dispositions en matière de défaut croisé contenues dans les autres conventions relatives à des titres de créance de la Fiducie pourraient être déclenchées, ce qui pourrait donner lieu à un cas de défaut aux termes de ces conventions.

## Documents intégrés par renvoi

Le prospectus de la Fiducie daté du 5 juin 2009, dans lequel le présent supplément de fixation du prix est réputé intégré par renvoi, intègre aussi par renvoi :

a) les états financiers consolidés vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2008 et 2007, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2008;

b) la notice annuelle de la Fiducie datée du 9 mars 2009 pour l'exercice terminé le 31 décembre 2008;

c) la circulaire d'information de la direction datée du 3 mars 2009 relativement à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 21 avril 2009;

d) les états financiers consolidés non vérifiés de la Fiducie et les notes afférentes au 31 mars 2009 et 2008 et pour les trimestres terminés à ces dates, ainsi que le rapport de gestion pour le trimestre terminé le 31 mars 2009;

e) la déclaration de changement important de la Fiducie datée du 4 février 2009 concernant le placement par voie de prise ferme de 6 100 000 parts de fiducie;

f) la déclaration de changement important de la Fiducie datée du 1er mai 2009 concernant le parachèvement de l'émission de 200 millions de dollars de billets à moyen terme non garantis de premier rang.

## Définitions

Le « **prix selon le rendement des obligations du Canada** » s'entend, dans les faits, du prix du billet faisant l'objet d'un remboursement, calculé pour donner un rendement à l'échéance correspondant au rendement des obligations du Canada (au sens défini ci-dessous) le jour ouvrable précédant la date à laquelle l'avis de remboursement est donné, majoré du pourcentage

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supplémentaire au taux de rendement des obligations du gouvernement du Canada indiqué ci-dessus.

Le « **changement de contrôle** » s'entend de la survenance de l'un ou l'autre des cas suivants : a) la vente, le transfert, le transport, la location ou une autre disposition, directement et indirectement (autrement qu'au moyen d'un regroupement, d'un arrangement, d'une fusion ou de l'émission de titres avec droit de vote), exécuté en une opération ou une série d'opérations connexes, de la totalité ou de la quasi-totalité des biens et des actifs de la Fiducie, sur une base consolidée, à une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (autre que la Fiducie et ses filiales); b) la conclusion de toute opération, notamment, un regroupement, un arrangement, une fusion ou une émission de titres avec droit de vote qui fait en sorte qu'une personne ou un groupe de personnes agissant conjointement ou de concert aux fins d'une telle opération (sauf la Fiducie et ses filiales) devient le propriétaire véritable, directement et indirectement, de plus de 50 % des titres avec droit de vote de la Fiducie ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie ou de l'entité résultant du regroupement ou de la fusion ou de l'entité remplaçante, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de parts (mais ne comprend pas la création d'une société de portefeuille ou une opération semblable qui ne comporte pas un changement de la propriété véritable de la Fiducie). Toutefois, un changements de contrôle ne peut pas découler uniquement de la restructuration d'une EIPD si la restructuration d'une EIPD fait en sorte que les propriétaires véritables des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote de la Fiducie immédiatement avant la restructuration continuent d'être propriétaires véritables, directement ou indirectement, de plus de la moitié des titres avec droit de vote ou des titres qui, par échange, par conversion ou autrement, donnent le droit d'acquérir des titres avec droit de vote dans l'entité issue de l'opération immédiatement après la restructuration, pourcentage mesuré en fonction des droits de vote plutôt qu'en fonction du nombre de titres.

Un « **événement déclencheur de changement de contrôle** » s'entend à la fois d'un changement de contrôle et d'un événement défavorable concernant la notation.

« **DBRS** » s'entend de DBRS Limited et de ses successeurs.

Le « **rendement des obligations du gouvernement du Canada** » s'entend à toute date, dans les faits, du rendement à l'échéance à cette date, en supposant qu'il soit composé semestriellement, que donnerait une obligation du gouvernement du Canada non remboursable libellée en dollars canadiens, comportant une durée jusqu'à l'échéance correspondant à la durée restante jusqu'à la date d'échéance des billets remboursés si elle était émise à cette date au Canada à 100 % de son capital. Le rendement des obligations du Canada correspondra à la moyenne des rendements déterminés par deux importants courtiers en placement canadiens choisis par la Fiducie.

Une « **note de grande qualité** » s'entend d'une note égale ou supérieure à BBB- (ou l'équivalent de toute catégorie de notation remplaçante de S&P) accordée par S&P, à BBB (bas) (ou l'équivalent de toute catégorie de notation remplaçante de DBRS) accordée par DBRS ou une note de crédit de grande qualité équivalente de toute autre agence de notation déterminée.

« **Moody's** » s'entend de Moody's Investor Service, Inc. et de ses successeurs.

Un « **événement défavorable concernant la notation** » s'entend du déclassement de la note des billets par chaque agence de notation déterminée s'il y en a moins que trois ou par deux des trois agences de notation déterminées s'il y en a trois (le « **seuil requis** ») un jour quelconque au cours

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de la période de 60 jours (laquelle période sera prolongée tant que la note des billets fait l'objet d'une analyse annoncée publiquement en vue d'un déclassement éventuel par le nombre d'agences de notation déterminées qui, avec les agences de notation déterminées qui ont déjà déclassé la note qu'elles ont accordée aux billets, comme il est indiqué précédemment, forme le seuil requis, mais uniquement dans la mesure, et tant et aussi longtemps, qu'un événement déclencheur de changement de contrôle serait provoqué par un tel déclassement s'il survenait) après le premier des deux événements suivants à survenir, à savoir a) la survenance d'un changement de contrôle et b) un avis public de la survenance d'un changement de contrôle ou de l'intention de la Fiducie d'effectuer un changement de contrôle ou d'une convention du Fonds conclue à cette fin.

« **S&P** » s'entend de Standard & Poor's Ratings Services et de ses successeurs.

La « **restructuration d'une EIPD** » désigne une restructuration, une réorganisation ou une autre opération ou série d'opérations connexe entreprises par la Fiducie et ses filiales, à la suite de laquelle une société est constituée, créée ou adoptée, ou remplace la Fiducie, ou une combinaison de ce qui précède, effectuée dans le but, directement ou indirectement, de tenir compte des changements apportés au régime d'imposition de certaines fiducies et sociétés de personnes en vertu de la *Loi de l'impôt sur le revenu* (Canada) qui ont été initialement annoncés le 31 octobre 2006, dans leur version éventuellement complétée et mise en application à l'occasion.

Les « **agences de notation déterminées** » s'entendent de S&P et DBRS et, si Moody's octroie une note aux billets, s'entend également de Moody's, tant et aussi longtemps, dans chaque cas, qu'elles ne cessent pas de noter les billets ou n'omettent pas de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie. Si une ou plusieurs de ces agences cessent de noter les billets ou omettent de rendre publique une note pour les billets pour des raisons indépendantes de la volonté de la Fiducie, elle peut choisir une autre « **agence de notation agréée** », au sens du Règlement 41-101 des Autorités canadiennes en valeurs mobilières, comme agence de remplacement pour une ou plusieurs des agences précitées, selon le cas, à condition que la Fiducie reste notée par au moins deux agence de notation déterminées à tout moment.

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**CONSENTEMENT D'ERNST & YOUNG S.R.L.**

Nous avons lu le supplément de fixation du prix nº1 daté du 22 juin 2009 relatif au prospectus préalable de base simplifié d'AltaGas Income Trust (la «Fiducie») daté du 5 juin 2009, complété par le supplément de prospectus daté du 22 juin 2009, relatif au placement de débentures-billets à moyen terme d'un maximum de 500 000 000 $ (collectivement le «prospectus») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2008 et 2007 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2008. Notre rapport est daté du 24 février 2009.

Calgary, Canada
Le 22 juin 2009

(signé) « *Ernst & Young s.r.l.* »
Comptables agréés

SEC File # 82-34911

*This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.*

**ALTAGAS INCOME TRUST**

| | |
|---|---|
| **Pricing Supplement No:** | No. 1 |
| **Date:** | June 22, 2009 |

(To a short form shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009, as supplemented by a prospectus supplement of the Trust dated June 22, 2009.)

**MEDIUM TERM NOTES - SERIES 2**

**(unsecured)**

**Unconditionally guaranteed as to principal and interest by AltaGas Holding Limited Partnership No.1**

**Terms of Issue**

| | |
|---|---|
| **Designation:** | 6.94% Medium Term Notes, Series 2 (the "Notes") |
| **CUSIP #:** | 02137ZAD65 |
| **Principal Amount:** | $100,000,000 |
| **Commission Rate:** | 0.37% |
| **Issue Price:** | $999.73 per $1,000 principal amount |
| **Net Proceeds (after commission):** | $99,603,000 |
| **Currency:** | Canadian dollars |
| **Trade Date:** | June 22, 2009 |
| **Settlement Date:** | June 29, 2009 |
| **Maturity Date:** | June 29, 2016 |
| **Place of Delivery:** | Calgary, Alberta |
| **Coupon Rate:** | 6.94% |
| **Coupon Dates:** | Semi-annually in arrears on June 29 and December 29 in each year, commencing on December 29, 2009. |
| **Initial Coupon Payment Date:** | December 29, 2009 |
| **Initial Coupon Payment:** | $34.70 per $1,000 principal amount |
| **Redemption Provisions:** | The Trust may redeem the Notes, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date of redemption. |
| **Government of Canada Yield Additional Percentage:** | 99 bps |
| **Form of Notes:** | Global Note registered in the name of CDS & Co. |
| **Trustee:** | Computershare Trust Company of Canada |

**Dealers:** Scotia Capital Inc.
CIBC World Markets Inc.
RBC Dominion Securities Inc.
National Bank Financial Inc.
TD Securities Inc.
BMO Nesbitt Burns Inc.
HSBC Securities (Canada) Inc.

**Method of Distribution:** Agency

**Aggregate Principal Amount of Medium Term Notes Outstanding (including those described in this Pricing Supplement):** $500,000,000

**Use of Proceeds:** The net proceeds to the Trust from the sale of the Notes will be used to pay down existing bank indebtedness and for general corporate purposes.

**Capitalized Terms:** Capitalized terms used in this Pricing Supplement No. 1 and not defined herein have the meaning given to such terms in the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada (the "**Trust Indenture**").

**Repurchase Upon Change of Control Triggering Event:**

The following description is qualified in its entirety by the terms of the second supplemental indenture to be entered into as of June 29, 2009 between the Trustee and the Trust (the "**Second Supplemental Trust Indenture**") amending and supplementing the terms of the Trust Indenture in respect of the Notes.

If a Change of Control Triggering Event (as defined below) occurs, unless the Trust has exercised its optional right to repurchase all of the Notes as described in the Trust Indenture, the Trust will be required to make an offer to repurchase all or, at the option of the Noteholder, any part (equal to $1,000 or an integral multiple thereof) of each Noteholder's Notes pursuant to the offer described below (the "**Change of Control Offer**"), at a purchase price payable in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following any Change of Control Triggering Event, the Trust will be required to give written notice to Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice (the "**Change of Control Payment Date**"), which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Trust must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the provisions described in this Pricing Supplement No. 1 relating to a Change of Control Offer, the Trust will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Notes by virtue of such conflict.

The Trust will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such

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third party purchases all Notes properly tendered and not withdrawn under its offer.

The failure by the Trust to comply with the covenant set forth above relating to a Change of Control will constitute an Event of Default with respect to the Series 2 Notes.

**Amendment to Definition of Funded Obligations in Second Supplemental Trust Indenture:**

The definition of Funded Obligations for purposes of the Second Supplemental Trust Indenture and the Notes only shall be amended as follows:

"**Funded Obligations**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with Generally Accepted Accounting Principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as debt for borrowed money on a consolidated balance sheet of the Trust and its Designated Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

**Amendment to Definition of Permitted Encumbrances in Second Supplemental Trust Indenture:**

The definition of Permitted Encumbrances for purposes of the Second Supplemental Trust Indenture and the Notes only shall be amended by removing paragraph (a) thereof in its entirety.

**Risk Factors**

In addition to the risks identified or incorporated by reference in the prospectus of the Trust dated June 5, 2009, an investment in the Notes is subject to the following additional risks:

**Repurchase Upon Change of Control Triggering Event**

In the event that the Trust is required to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes in cash at such time. In addition, the Trust's ability to repurchase the Notes for cash may be limited by applicable law. If the Trust is unable to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, cross-default provisions in the Trust's other debt instruments may be triggered resulting in events of default thereunder.

**Documents Incorporated by Reference**

The prospectus of the Trust dated June 5, 2009, into which this pricing supplement is deemed to be incorporated by reference, also incorporates by reference therein:

(a) the audited consolidated financial statements of the Trust and notes thereto as at and for the years ended December 31, 2008 and 2007 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2008;

(b) the annual information form of the Trust dated March 9, 2009 for the year ended December 31, 2008;

(c) the information circular dated March 3, 2009 relating to the Annual and Special Meeting of unitholders of the Trust held on April 21, 2009;

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(d) the unaudited consolidated financial statements of the Trust and notes thereto as at and for the three months ended March 31, 2009 and 2008, and management's discussion and analysis of results of operations and financial condition for the three months ended March 31, 2009;

(e) the material change report of the Trust dated February 4, 2009 with respect to a bought deal offering of 6,100,000 trust units; and

(f) the material change report of the Trust dated May 1, 2009 with respect to the completion of the $200 million issue of senior unsecured medium-term notes.

**Definitions**

**"Canada Yield Price"** shall mean, in effect, a price equal to the price of the Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date on which the notice of redemption is given, plus the Government of Canada Yield Additional Percentage, as set forth above.

**"Change of Control"** shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting securities), in one or a series of related transactions, of all or substantially all of the property and assets of the Trust, on a consolidated basis, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Trust or its subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Trust and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Trust and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust or of any such consolidated, amalgamated, merged or other continuing entity, measured by voting power rather than number of Units (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Trust); provided that a Change of Control shall not be deemed to have occurred solely as a result of any SIFT Restructuring provided that the result of the SIFT Restructuring is that the beneficial owners of voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities of the Trust immediately prior to the SIFT Restructuring continue to beneficially own, directly or indirectly, more than 50% of the voting securities and/or securities convertible or exchangeable into or carrying the right to acquire voting securities, in such resulting entity immediately after such SIFT Restructuring, measured by voting power rather than by number of securities.

**"Change of Control Triggering Event"** shall mean the occurrence of both a Change of Control and a Rating Event.

**"DBRS"** means DBRS Limited and its successors.

**"Government of Canada Yield"** on any date shall mean, in effect, the yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada Bond would carry, if issued in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.

**"Investment Grade Rating"** shall mean a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

**"Moody's"** means Moody's Investor Service, Inc. and its successors.

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**"Rating Event"** shall mean the rating on the Notes is lowered to below an Investment Grade Rating by each of the Specified Rating Agencies, if there are less than three Specified Ratings Agencies, or by two out of three of the Specified Ratings Agencies, if there are three Specified Ratings Agencies (the **"Required Threshold"**), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Ratings Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Trust's intention or agreement to effect a Change of Control.

**"S&P"** means Standard & Poor's Ratings Services and its successors.

**"SIFT Restructuring"** means any restructuring, reorganization or other transaction or series of related transactions undertaken by the Trust and its subsidiaries as a result of which a corporation is established, created, or adopted for, or in replacement of, the Trust, or any combination of the foregoing, effected for the purpose, directly or indirectly, of addressing the changes to the taxation of certain trusts and partnerships under the *Income Tax Act* (Canada) originally announced on October 31, 2006, as supplemented and implemented from time to time.

**"Specified Rating Agencies"** shall mean each of S&P and DBRS and, if a rating of the Notes is obtained from Moody's shall also include Moody's, as long as, in each case, such entity has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Trust's control; provided that if one or more of S&P, DBRS or Moody's, as applicable, ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Trust's control, the Trust may select any other "approved rating organization" within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be, and provided further that the Trust shall maintain a rating with at least two Specified Rating Agencies at all times.

**Consent of Ernst & Young LLP**

We have read pricing supplement No. 1 dated June 22, 2009 to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated February 24, 2009.

Calgary, Canada
June 22, 2009

(signed) "Ernst & Young LLP"
Chartered Accountants

Ernst & Young LLP

AltaGas

# NEWS RELEASE

## ALTAGAS INCOME TRUST CLOSES $100 MILLION MEDIUM-TERM NOTE OFFERING

**Calgary, Alberta (June 29, 2009)** – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

The offering was made through a syndicate of investment dealers co-led by Scotia Capital Inc. and CIBC World Markets Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by Standard & Poor's Rating Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the use of proceeds from the offering of medium term notes. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Hartley
(403) 691-9873
adrianne.hartley@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

# NEWS RELEASE

## ALTAGAS INCOME TRUST ANNOUNCES $100 MILLION MEDIUM-TERM NOTE OFFERING

**Calgary, Alberta (June 22, 2009) –** AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has agreed to issue $100 million of senior unsecured medium term notes. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

The offering is being made through a syndicate of investment dealers co-led by Scotia Capital Inc. and CIBC World Markets Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by Standard & Poor's Rating Services and BBB (low), positive trend by DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

**This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the use of proceeds from the offering of medium term notes. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.**

For further information contact:


| Media | Investment Community | Website: www.altagas.ca |
|---|---|---|
| Adrianne Hartley | Sheena McKellar | Investor Relations |
| (403) 691-9873 | (403) 691-9855 | 1-877-691-7199 |
| adrianne.hartley@altagas.ca | sheena.mckellar@altagas.ca | investor.relations@altagas.ca |